

Annual Report
Proxy Statement
Form 10-K

2023



KNIFE RIVER® | KNF LISTED NYSE

5,737 TEAM MEMBERS AT PEAK SEASON

 **1.1 billion** tons of aggregate reserves

4th- largest producer of sand and gravel in the US

THE *Life* AT *Knife*®

People
Safety
Quality
Environment

15.3%
Adj. EBITDA Margins[1], exceeding 2025 goal[2]

38%
Adjusted EBITDA growth from 2022 to 2023[1]



2023 revenue, net income, EBITDA and Adj. EBITDA **records**[1]

3-year avg ROIC of 13.6%[3]

Note: All data is as of 12/31/23, unless otherwise noted.

FINANCIAL HIGHLIGHTS

Overall		
	2022	**2023**
Revenue	$2,534.7MM	$2,830.3MM
Net Income	$116.2MM	$182.9MM
Adjusted EBITDA[1]	$313.4MM	$432.4MM
Adjusted EBITDA Margin[1]	12.4%	15.3%



Adjusted EBITDA Margin[1]
- 2022: 12.4%
- 2023: 15.3%
- Long-Term Goal[2]: 20.0+%



Adjusted EBITDA[1]
- 2022: $313.4MM
- 2023: $432.4MM



Comparison of Total Stockholder Return

$100 invested June 1, 2023, in Knife River was worth $188.98 at year-end 2023.

Company Name / Index	6/01/23	6/30/23	9/30/23	12/31/23
Knife River Corporation	100.00	124.21	139.43	188.98
S&P 500 Index	100.00	105.55	102.09	114.03
S&P 400 Materials Index	100.00	109.31	104.63	120.11

REPORTING SEGMENTS



Northwest · Mountain · Central · Pacific · Energy Services · HQ

- Aggregate site (180 active sites)
- Ready-Mix plant (102 total plants)
- Asphalt plant (56 total plants)

PRODUCT LINES

AGGREGATES
1.1 billion tons of reserves with strategic locations near end users and/or multimodal transportation. Reliable supply of high-quality materials is a competitive advantage.

READY-MIX CONCRETE
Versatile and specialized value-added product. 102 plants across 13 states, and a fleet of delivery trucks.

ASPHALT
Downstream product used for smooth, durable surfaces on highways, streets and parking lots. 56 plants across 10 states.

LIQUID ASPHALT
Binding agent used with aggregates to produce asphalt. 5 terminals across 5 states.

CONTRACTING SERVICES
Reliable pull-through demand of materials. Public works focused; adds resiliency and contributes to ROIC.

COMPETITIVE EDGE - 2023 Initiatives

EBITDA Margin Improvement

Commercial and operational margin-expansion initiatives

Training summit to align sales professionals with EDGE-related best practices on dynamic pricing and targeted bidding

Process Improvement Teams visited each segment. Expanded team to standardize practices

Discipline

Strong balance sheet and disciplined allocation of capital

Reduced net leverage to 1.1x, well-below long-term target of 2.5x[2,5]

Prudent management of our net working capital saw notable year-over-year improvement

Ample liquidity and untapped revolver of $329MM

Growth

Strengthen market position through organic and inorganic growth opportunities

Refocusing on our acquisition pipeline after becoming a stand-alone publicly traded company

Bolstered our Corporate Development team at the Corporate Office

Excellence

Be best in class in all aspects of the business

Training and development for over 1,100 students took place at our world-class Training Center, focused on safety, sales, operational performance, and CDL training

Continued improvement across key safety metrics, including RIR and LTAR

2023 SEGMENT RECAP



Pacific

	2022	2023	Change
Revenue	$418.1MM	$462.2MM	+11%
EBITDA[1]	$44.0MM	$56.2MM	+28%
EBITDA MARGIN[1]	10.5%	12.2%	+170bps



Northwest

	2022	2023	Change
Revenue	$600.2MM	$666.1MM	+11%
EBITDA[1]	$103.9MM	$121.1MM	+17%
EBITDA MARGIN[1]	17.3%	18.2%	+90bps



Mountain

	2022	2023	Change
Revenue	$542.0MM	$634.0MM	+17%
EBITDA[1]	$72.6MM	$103.2MM	+42%
EBITDA MARGIN[1]	13.4%	16.3%	+290bps



Central

	2022	2023	Change
Revenue	$779.8MM	$825.0MM	+6%
EBITDA[1]	$86.6MM	$116.6MM	+35%
EBITDA MARGIN[1]	11.1%	14.1%	+300bps



Energy Services

	2022	2023	Change
Revenue	$238.4MM	$292.3MM	+23%
EBITDA[1]	$28.3MM	$78.1MM	+176%
EBITDA MARGIN[1]	11.9%	26.7%	+1,480bps

PROGRESS ON STRATEGIC OBJECTIVES

2023 Guidance	2023 Result
Revenue $2.7 BN – $2.8 BN	$2.8 BN
EBITDA[1] $388 MM – $418 MM	$422.0 MM
Adj. EBITDA[1] $400 MM – $430 MM	$432.4 MM
Capital Expenditures $125 MM	$124.3 MM

2025 Targets – 'Competitive EDGE'	Progress
STRONG AND BALANCED REVENUE GROWTH Increasing Mix of Aggregates	▶▶▶
SIGNIFICANT ADJ. EBITDA MARGIN EXPANSION[2] 15% by 2025	✓
ATTRACTIVE FREE CASH FLOW GENERATION[2] Free Cash Flow Growth ~ in-line with Adj. EBITDA growth	✓
SUSTAIN / IMPROVE INDUSTRY-LEADING ROIC 3-Year Avg. ROIC 13.6%[3]	✓

Long-term Vision

INCREASING AGGREGATE MIX | 20%+ ADJ. EBIDTA MARGIN[2] | NO. 1 IN MARKETS OF OPERATION[6]

Dear Shareholders and Stakeholders,

Knife River enjoyed an exciting and historic year in 2023 – from ringing the bell at the New York Stock Exchange on our first day of trading to finishing the year with all-time records for revenue, net income, EBITDA and Adjusted EBITDA.[1]

We are grateful to our 5,700 team members, our shareholders, our customers and our communities. Together, we are building on Knife River's proud history as a vertically integrated construction materials and contracting services business. As a newly independent company, we have a bright future and it's my privilege to share with you – in our first annual report – our plans for sustainable and profitable growth.

Aggregates-Led, Vertically Integrated

While Knife River became a stand-alone, publicly traded company in the second quarter of 2023, we have been in the industry for over 30 years. Since our first acquisition in 1992, we have grown to be a Top 10 aggregate producer in the country, and the fourth-largest sand and gravel producer. We operate in 14 states, and our company is built on the foundation of our 1.1 billion tons of aggregate reserves.

From that foundation, we also produce and deliver ready-mix concrete and asphalt, as well as provide liquid asphalt and value-added contracting services. Our vertically integrated model allows us to self-supply the majority of the aggregates used in the production of our downstream products, which are then utilized on contracting jobs. We have built a business that seeks to capture value – and margin – at every step of the value chain. Over 75% of the value of our contracting services contracts is in public projects, which provides resiliency through economic cycles and contributes to our industry-leading return on invested capital. In 2023, our ROIC was 16.2%, and our three-year-average ROIC was 13.6%.[3]

We believe Knife River is uniquely positioned to continue to capitalize on the significant growth in infrastructure funding from the federal, state and local levels.

Record Results

In 2023, Knife River achieved all-time annual records for revenue of $2.8 billion, net income of $182.9 million, EBITDA of $422.0 million and Adjusted EBITDA of $432.4 million.[1] I am incredibly proud of our team for safely delivering these impressive results. Each of our reporting segments saw improved year-over-year revenue and EBITDA, as we benefited from strong markets, operational execution and strategic efforts to optimize prices and improve margins.

Combined, these efforts drove our Adjusted EBITDA margins to 15.3% for 2023 — an improvement of nearly 300 basis points from 2022.[1] At our Investor Day in May of 2023, we stated a goal of reaching 15% Adjusted EBITDA margins by 2025, and we are very pleased to have surpassed that goal a full two years ahead of schedule.[1,2] Doing so is a testament to the strength of our team, the strength of our business and the strength of our markets. While we certainly enjoyed achieving this milestone, we are now focused on our longer-term goal of 20%-plus Adjusted EBITDA margins.[2]

Strategic Priorities – Our 'Competitive EDGE'

Knife River is well-established, and the fundamentals of our business are strong. We are positioned for continued success across our mid-sized, high-growth markets. When we became a public company, we also outlined our strategy for long-term shareholder value creation. It is called our "Competitive EDGE," and the letters in "EDGE" stand for EBITDA Margin Improvement, Discipline, Growth and Excellence.

We set an organization-wide commitment to improving our EBITDA margins, allocating our capital with discipline, being intentional on all our decision making, growing our business and operating with excellence.

Let me provide some updates on key developments in each of these areas, starting with margins.

E: We have made good progress toward our long-term target of 20%-plus Adjusted EBITDA margins.[2] As noted, we surpassed our initial goal of 15% in 2023, and we are committed to continued progress through disciplined execution.[2]



Brian R. Gray
President and Chief Executive Officer

To help us get there, we are focused on increasing aggregates as a percentage of our total product mix, and building on the strategic positions we have in our markets. We also have seen early success with dynamic pricing and targeted bidding strategies as we seek to optimize the value of our products. In 2023, we saw an increase in aggregates pricing of 11%, ready-mix pricing of 12% and asphalt pricing of 14%, compared to 2022.

Average Selling Price[7]	2022	2023	% Change
Aggregates (per ton)	$14.61	$16.29	11%
Ready-mix concrete (per cubic yard)	$151.80	$170.42	12%
Asphalt (per ton)	$58.93	$66.92	14%

And we have had promising early returns from our Process Improvement Team, or what we call the PIT Crew. They have identified capital improvement opportunities, operating efficiencies and cost controls that can be implemented throughout the company. The team visited 10 of our largest locations in 2023, including quarries, asphalt plants and ready-mix plants. In 2024, we have expanded the team so we can extend its influence to more locations as we standardize best practices. Our entire team at Knife River is fully engaged in our continuous effort to improve margins.

D: With respect to Discipline, we are committed to a strong balance sheet and disciplined allocation of capital, designed to drive long term investor returns. We take a highly disciplined approach to managing our business, one that guides where and how we compete, how we manage costs, and how we allocate capital. Over the last year, we continued to drive capital efficiency across the organization. We generated strong free cash flow[1], we improved our operating leverage and we significantly reduced our outstanding debt. We are in a good position to support our organic and inorganic growth objectives.

G: In 2023, Knife River's primary focus was on establishing ourselves as a standalone public company and implementing the EDGE strategy. With the successful rollout of EDGE and looking to 2024, we have an active M&A pipeline, and we are pursuing both organic and inorganic growth opportunities. We have reinforced our Corporate Development team and we are well-positioned as we target acquisitions that align with our strategy of being aggregates-led and materials-focused in mid-sized, high-growth markets.

E: We are driven to be the best at all aspects of our business. Being a best-in-class operator starts with our people. We are committed to the health and safety of our team. We believe that excellence in these areas is integral to our long-term success. Our state-of-the-art Knife River Training Center hosted over 1,100 students last year, including interactive sessions on safety, sales and operational performance. Core curriculum at the center also includes CDL training, equipment operator training and leadership development. Investing in our team and advancing their skills through ongoing training is an investment in our future and is a pillar of our sustainability strategy. Putting people first and maintaining our unique "Life at Knife" culture brings us together, supports retention and builds the team that will help us achieve our business goals.

Outlook

While we take advantage of the benefits from our Competitive EDGE strategy, the underlying fundamentals of our business are strong. Our vertical integration, ability to serve public and private customers, and our strategic positions in mid-size, high-growth markets provide competitive advantages for Knife River.

We have strong momentum going into 2024, including benefits from our EDGE-related initiatives and tailwinds in the form of infrastructure funding. Within the 14 states where we operate, state transportation departments have increased their 2024 spending authorizations by more than $9 billion, which is up 16% percent from 2023. We will maintain a disciplined approach to project bidding, one that emphasizes backlog quality over quantity, consistent with our strategic focus on expanding EBITDA margins.

I would like to underscore my appreciation to our team for the enthusiasm and excellence they have delivered in our first year as a stand-alone public company and reiterate our company-wide commitment to our EDGE goals.

Thank you for your investment in Knife River.

Sincerely,



Brian R. Gray

Brian Gray
President and Chief Executive Officer
March 29, 2024

REPORT TO STAKEHOLDERS

Dear Shareholders and Stakeholders,

Knife River truly had a milestone year in 2023, establishing itself as a stand-alone public company and achieving record financial performance.

It was exciting to be in attendance June 1 when management rang the opening bell at the New York Stock Exchange on the company's first day of trading. While that signaled a new chapter in Knife River's history, the company has been a leading provider in the construction materials and contracting services industry for over 30 years. Our executive management team has an average tenure of 26.7 years, and our Board has deep industry and institutional knowledge.

As we look to the future, it is from a position of strength. The Knife River Board of Directors has established governance practices to help manage risk and help ensure the effective oversight of strategic business objectives. Those practices include:

- Highly qualified directors, with the right mix of skills to meet Knife River's evolving needs.
- A diverse Board, including by gender and race/ethnicity (together 50%), as well as by geography.
- Commitment to continuous Board and committee refreshment.
- Separate Chair and CEO.
- Fully independent Board, excluding our CEO.
- Majority vote standard for directors in uncontested elections.
- Fully declassifying the Board at the 2027 annual meeting.
- Standard proxy access provision.
- Extensive and proactive shareholder engagement program to facilitate year-round dialogue.

Our Board is committed to working towards delivering shareholder value and long-term, profitable growth. In addition to overseeing Knife River's strategic objectives and attracting and retaining high-performing talent, the Board seeks to continually align company practices with investor expectations. That includes our efforts to promote sustainable business practices.

As directed by the Board and under the leadership of Knife River's Executive Sustainability Committee, the company this year published its first Sustainability Report, available at www.kniferiver.com. The report highlights Knife River's environmental, social and governance initiatives and the company's four core values: People, Safety, Quality and Environment. It utilizes the Construction Materials reporting framework developed by the Sustainability Accounting Standards Board (SASB).[8]

As Chair of the Board, I support Knife River's ongoing efforts to deliver value and to engage with our investors. Thank you for your interest in the company and your interaction with us during our inaugural year and moving forward.

Sincerely,



Karen Fagg
Chair of the Board of Directors
Knife River Corporation



Karen B. Fagg
Chair of the Board of Directors

Non-GAAP Reconciliations

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP") as well as certain non-GAAP financial measures. The following is provided to supplement certain non-GAAP financial measures discussed in the letter to shareholders and the financial highlights section of this report, in addition to those non-GAAP financial measures, reconciled in the company's annual report on Form 10-K.

ROIC
For the years ended December 31,

(in millions)	2021	2022	2023
Operating Income	$191.1	$194.3	$296.4
Average Shareholders' Equity	915.6	990.7	1,147.3
Average Debt	543.0	684.7	683.4
Average Invested Capital	1,458.6	1,675.5	1,830.7
Return on Invested Capital	13.1%	11.6%	16.2%
3-year average			13.6%

Net Leverage
For the year ended December 31, 2023
(in millions)

Net income	$182.9
Depreciation, depletion and amortization	123.8
Interest expense, net	52.9
Income taxes	62.4
EBITDA	422.0
Unrealized gains on benefit plan investments	(2.7)
Stock-based compensation expense	3.1
One-time separation costs	10.0
Adjusted EBITDA	$432.4
Long-term debt	$674.6
Long-term debt - current portion	7.1
Total debt	681.7
Add: unamortized debt issuance costs	15.3
Total debt, gross	697.0
Less: Cash and cash equivalents, excluding restricted cash	219.3
Total debt, net	$477.7
Net leverage	**1.1x**

Footnotes

[1]EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, including these measures by segment, as applicable, are non-GAAP measures. For a reconciliation of these non-GAAP measures, refer to the section entitled "Non-GAAP Financial Measures" in the company's annual report on Form 10-K.

[2]Knife River's long-term goals for Adjusted EBITDA margin, annualized net leverage and free cash flow are also non-GAAP financial measures that exclude or otherwise have been adjusted for non-GAAP adjustment items from Knife River's GAAP financial statements. When the company provides forward-looking long-term goals for Adjusted EBITDA margin, annualized net leverage and free cash flow, it does not provide reconciliations of these GAAP measures as Knife River is unable to predict with a reasonable degree of certainty the actual impact of the non-GAAP adjustment items. By their very nature, non-GAAP adjustment items are difficult to anticipate with precision because they are generally associated with unexpected and unplanned events that impact our company and its financial results. Therefore, Knife River is unable to provide a reconciliation of these measures without unreasonable efforts.

[3]ROIC is a non-GAAP measure. For a reconciliation, refer to the section entitled "Non-GAAP Reconciliations."

[4]First trading date for Knife River stock.

[5]Net leverage is a non-GAAP measure. For a reconciliation, refer to the section entitled "Non-GAAP Reconciliations."

[6]Based on a proprietary assessment of volume in core market areas.

[7]Average selling price includes freight and delivery and other revenues.

[8]The information provided in the Sustainability Report is not part of this annual report and is not incorporated by reference herein.



PO Box 5568
Bismarck, ND 58506-5568

Street Address:
1150 West Century Avenue
Bismarck, ND 58506
(701) 530-1400

March 29, 2024

Fellow Stockholders:

I invite you to attend our annual meeting on May 14, 2024 at 10:00 a.m. CDT online by visiting www.virtualshareholdermeeting.com/KNF2024, where you will have the opportunity to listen to the annual meeting live, submit questions, and vote. The annual meeting will be held entirely online live via audio webcast. Please check our website at www.knfproxy.com for additional information about our meeting.

During the meeting, we will hear the results of stockholder voting on the items outlined in this Proxy Statement, including election of two Class I directors, the advisory votes regarding the frequency of voting on and the compensation paid to our named executive officers, and ratification of our independent auditors. I encourage you to promptly follow the instructions on your notice or proxy card to vote your shares on these items.

Knife River Corporation had a historic year in 2023. We became an independent company during the second quarter, separating from MDU Resources Group, Inc., to focus on our core business of construction materials and contracting services. We also achieved record financial results in 2023, including all-time annual records for revenue, net income and Adjusted EBITDA. We established our Competitive EDGE strategy to help us achieve our financial goals and deliver long-term shareholder value.

At our annual meeting, I will give an update on our financial performance and the progress we are making on our Competitive EDGE initiatives, including our "Life at Knife" culture and our drive for excellence.

I appreciate your continued investment in Knife River Corporation, and I look forward to visiting with you on May 14, 2024.

Sincerely,

Brian R. Gray
President and Chief Executive Officer



1150 West Century Avenue; P.O. Box 5568,
Bismarck, North Dakota, 58506-5568
(701) 530-1400

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD May 14, 2024

March 29, 2024

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the annual meeting) of Knife River Corporation (the company) will be held on Tuesday, May 14, 2024, at 10:00 a.m., Central Daylight Saving Time. The annual meeting will be held entirely online live via audio webcast. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/KNF2024, where you will be able to listen to the annual meeting live, submit questions, and vote. After carefully considering the format of the annual meeting, the board of directors (the board) concluded to hold the annual meeting exclusively online live via audio webcast. The board believes the virtual annual meeting offers the same participation opportunities as an in-person annual meeting. In addition, the board believes the virtual annual meeting format allows the company to provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. Therefore, the company plans to hold the annual meeting by means of remote communications only.

The annual meeting will be held for the following purposes:

Items of Business	1. Election of two Class I directors;
	2. Advisory vote to approve the frequency of future advisory votes to approve the compensation paid to the company's named executive officers;
	3. Advisory vote to approve the compensation paid to the company's named executive officers;
	4. Ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2024; and
	5. Transaction of any other business that may properly come before the annual meeting or any adjournment(s) thereof.
Record Date	The board has set the close of business on March 15, 2024, as the record date for the determination of stockholders who will be entitled to notice of, and to vote at, the annual meeting and any adjournment(s) thereof.
Meeting Attendance	All stockholders, as of the record date of March 15, 2024, are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting online, please vote your shares as instructed in the Notice of Availability of Proxy Materials (Notice), over the Internet, or by telephone after your receipt of hard copies of the proxy materials, as promptly as possible. You may also request a paper Proxy Card, which will include a postage-paid envelope, to submit your vote by mail, as described in the Notice. You may also vote your shares online and submit your questions during the annual meeting. Instructions on how to vote while participating at the annual meeting live via the Internet are posted at www.virtualshareholdermeeting.com/KNF2024 and can be found in the Proxy Statement in the section entitled "Information About the Annual Meeting - How to Attend and Vote at the Annual Meeting." Stockholders of record who attend the annual meeting online may withdraw their proxy and vote online at the annual meeting if they so desire.
Proxy Materials	This Proxy Statement will first be sent to stockholders requesting written materials on or about March 29, 2024. The Notice will also be sent to certain stockholders on or about March 29, 2024. The Notice contains basic information about the annual meeting and instructions on how to view the company's proxy materials and vote online.

The list of stockholders entitled to vote at the annual meeting will be available for examination 10 days prior to the annual meeting at the company's principal executive office, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568.

By order of the Board of Directors,

Karl A. Liepitz
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on May 14, 2024.

The 2024 Notice of Annual Meeting and Proxy Statement and 2023 Annual Report to Stockholders are available at www.knfproxy.com.

TABLE OF CONTENTS



Cautionary information and forward-looking statements. This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, future events, or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those indicated (both favorably and unfavorably). These risks and uncertainties include, but are not limited to, those described in Part I—Item 1A "Risk Factors" in our 2023 Annual Report on Form 10-K (2023 Form 10-K) and subsequent Securities and Exchange Commission (SEC) filings. Caution should be taken not to place undue reliance on any such forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

PROXY STATEMENT SUMMARY

To assist you in reviewing the 2023 performance of Knife River Corporation (the company, Knife River, we, us or our, formerly known as Knife River Holding Company) and voting your shares, we call your attention to key elements of our 2024 Proxy Statement. The following is only a summary and does not contain all the information you should consider. You should read the entire Proxy Statement carefully before voting. For more information about these topics, please review the full Proxy Statement and our 2023 Annual Report to Stockholders.

On June 1, 2023, we became a publicly traded company when our former parent company, MDU Resources Group, Inc. (MDU Resources) transferred its wholly owned subsidiary, KRC Materials, Inc. (formerly known as Knife River Corporation) to the company (the Separation) and distributed approximately 90% of the outstanding common stock of the company on May 31, 2023 (the Separation Date) to MDU Resources' stockholders of record as of the close of business on May 22, 2023. The annual meeting is our first annual meeting following the Separation. The Separation is discussed in more detail in our 2023 Form 10-K.

This Proxy Statement will first be sent to stockholders requesting written materials on or about March 29, 2024. The Notice of Availability of Proxy Materials (the Notice) will also be sent to certain stockholders on or about March 29, 2024. The Notice contains basic information about the annual meeting and instructions on how to view the company's proxy materials and vote online.

Annual Meeting Information

Time and Date

10:00 a.m.
Central Daylight Saving Time
Tuesday, May 14, 2024

Place

www.virtualshareholdermeeting.com/KNF2024

Summary of Stockholder Voting Matters

Voting Matters		Board Vote Recommendation	See Page
Item 1.	Election of Two Class I Directors	FOR Each Nominee	15
Item 2.	Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve the Compensation Paid to the Company's Named Executive Officers	FOR One Year	48
Item 3.	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	FOR	49
Item 4.	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024	FOR	99

Who Can Vote

If you held shares of Knife River common stock at the close of business on March 15, 2024, you are entitled to vote at the annual meeting. You are encouraged to vote in advance of the annual meeting using one of the following voting methods.

To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice or your Proxy Card, or on the instructions that accompanied your proxy materials. If your shares are held in "street name," you should contact your bank, broker, or other holder of record to obtain your 16-digit control number or otherwise vote through the bank, broker, or other holder of record. Only stockholders with a valid 16-digit control number, will be able to attend the annual meeting, ask questions, and vote. The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.

How to Vote

Registered Stockholders

If your shares are held directly with our stock registrar, you can vote any one of four ways:

	**By Internet:**	Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.
	**By Telephone:**	Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.
		Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 13, 2024.
	**By Mail:**	If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.
	**During the Meeting:**	Attend the annual meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/KNF2024. Even if you plan to attend the annual meeting online, we recommend that you also vote either by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Beneficial Stockholders

If you held shares beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name") and do not have a control number, you will receive voting instructions from said bank, broker, or other holder of record. If you do not have a control number, you will be able to attend the annual meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. Even if you plan to attend the annual meeting online, we recommend that you also vote either by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Company Overview

Knife River is an aggregates-led construction materials and contracting services provider in the U.S. The company's 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy, with approximately 37% of our aggregates being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services). The company provides construction materials and contracting services for both public and private customers. For the year ended December 31, 2023, approximately 62% of our revenue was derived from construction materials and 38% from contracting services. Knife River is strategically focused on being the provider of choice in mid-size, high-growth markets. The company is committed to continued growth and to delivering for its stakeholders - customers, communities, employees and stockholders - by executing on its four core values: **People, Safety, Quality and the Environment.**

Through our network of 180 active aggregate sites, 102 ready-mix plants and 56 asphalt plants, Knife River supplies construction materials to customers in 14 states. Knife River also performs related contracting services. The company has broad access to high-quality aggregates in most of its markets, which forms the foundation of its vertically integrated business model. Knife River shares resources, including plants, equipment and people across its various locations to maximize efficiency, and it transports its products by truck, rail and barge to complete the vertical value chain depending on the particular market. Knife River's strategically located aggregate sites, ready-mix plants and asphalt plants, along with its fleet of ready-mix and dump trucks, enables the company to better serve its customers. Knife River believes its integrated business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that it serves.

Business Performance Highlights

Knife River has provided construction materials and contracting services since 1992, growing from its first aggregates operation in California to being the fourth-largest sand and gravel producer in the country, with locations in 14 states. On June 1, 2023, Knife River completed the Separation from its former parent company, MDU Resources, to be a standalone publicly traded company on the New York Stock Exchange (NYSE), under the ticker symbol KNF.



The company's reportable segments are:

- Pacific (Alaska, California, Hawaii)

- Northwest (Oregon, Washington)

- Mountain (Idaho, Montana, Wyoming)

- Central (Iowa, Minnesota, North Dakota, South Dakota, Texas)

- Energy Services (California, Iowa, Nebraska, South Dakota, Texas, Wyoming)

Knife River reported full-year 2023 consolidated revenue of $2.8 billion, a 12% increase from the prior-year period. Net income was $182.9 million, up 57% from the prior-year period. Adjusted EBITDA was $432.4 million, an increase of 38% versus the prior year period, and Adjusted EBITDA margin increased 290 basis points on a year-over-year basis to 15.3% in 2023.

Adjusted EBITDA and Adjusted EBITDA margin are considered non-GAAP financial measures and are defined in the Compensation Discussion & Analysis section of this proxy statement. See "Appendix A" to this Proxy Statement for a reconciliation to the nearest Generally Accepted Accounting Principles (GAAP) financial measure.

Helping to drive these results was Knife River's Competitive EDGE strategy, the company's plan for increasing Adjusted EBITDA margins and executing on other key initiatives aimed at continued profitable growth. "EDGE" is an acronym for EBITDA Margin Improvement, Discipline, Growth and Excellence.

A key part of the Competitive EDGE plan is optimizing pricing to fully realize the value of the company's core products – aggregates, ready-mix concrete, asphalt, and liquid asphalt – as well as contracting services. Price increases outpaced costs for the year and positively contributed to gross margins. On the contracting services side, Knife River in 2023 was disciplined on the work it chose to bid, targeting higher-margin projects. This approach contributed to a lower backlog than 2022, but work in the backlog reflected improved margins than the prior year's backlog. With Quality as a core value, the company continues to emphasize quality over quantity in its backlog, highlighting opportunities for ongoing margin improvement.

Knife River's end markets include public-sector and private-sector customers. For the year, public work accounted for approximately 77% of our contracting services revenues. The company continued to benefit from infrastructure funding in the form of federal, state and local initiatives, including the Infrastructure Investment and Jobs Act, the Inflation Reduction Act and the American Rescue Plan Act, as well as dedicated state-level funding in 12 of the 14 states where Knife River operates.

Knife River had success in 2023 in other areas of its EDGE strategy as well. The company grew organically with the opening of its new, state-of-the-art prestress manufacturing facility near Spokane, Washington. The Central segment also realized organic growth in 2023 with the Honey Creek Quarry in Texas becoming fully operational in the second quarter, contributing to higher volumes and lower production costs. Additionally, the Knife River Training Center had its first full year of operations in 2023. The facility's focus on excellence extended to training over 1,100 people in multiple disciplines, utilizing the on-site classrooms and the 80,000-square-foot dome.



(The Knife River Training Center in Oregon includes an 80,000-square-foot dome for hands-on learning.)

Corporate Governance Practices

Knife River is committed to strong corporate governance aligned with stockholder interests. The board, through its nominating and governance committee, regularly monitors leading practices in governance and plans to continue to adopt measures that it determines are in the best interests of the company and its stockholders. The following highlights the company's corporate governance practices and policies. See the sections entitled "Corporate Governance" and "Executive Compensation" for more information on the following:

✓ **Structure in Place to Fully Declassify Board at the 2027 Annual Meeting**

✓ **Majority Voting for Directors in Uncontested Elections**

✓ **No Shareholder Rights Plan**

✓ **Succession Planning and Implementation Process**

✓ **Separate Board Chair and CEO**

✓ **Active Investor Outreach Program**

✓ **Annual Board and Committee Self-Evaluations**

✓ **Risk Oversight by Full Board and Committees**

✓ **Environmental and Social Oversight by Full Board and Committees**

✓ **Proxy Access for Stockholders**

✓ **One Class of Stock**

✓ **Comprehensive Board Refreshment Process**

✓ **All Directors are Independent Other Than Our CEO**

✓ **Executive Sessions of Independent Directors at Every Regularly Scheduled Board Meeting**

✓ **Standing Committees Consist Entirely of Independent Directors**

✓ **Stock Ownership Requirements for Directors and Executive Officers**

✓ **Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers**

✓ **No Related Party Transactions by Our Directors or Executive Officers**

✓ **Compensation Recovery/Clawback Policy**

✓ **Annual Advisory Approval on Executive Compensation***

✓ **Mandatory Retirement for Directors at Age 74**

✓ **Directors May Not Serve on More Than Three Public Boards Including the Company's Board**

✓ **Diverse Board in Terms of Gender, Race, Experience, Skills and Tenure**

✓ **Executive Officers May Not Serve on More Than One Other Public Company Board**

* Assuming the proposal regarding the advisory vote to approve the frequency of future advisory votes to approve the compensation paid to the company's named executive officers is approved at the annual meeting.

Director Nominees

The board recommends a vote FOR the election of each of the following Class I director nominees. Additional information about each director's background and experience, including those directors not up for election this year, can be found beginning on page 15.

Name	Age	Director Since	Primary Occupation	Board Committees
German Carmona Alvarez	55	2023	Global president of digital consulting of Wood PLC	• Audit • Compensation (Chair)
Thomas W. Hill	67	—	Founder and former president and CEO of Summit Materials, Inc.	• Committees to be assigned by the board pending election

Compensation Highlights

The company's executive compensation is based on providing market competitive compensation opportunities to attract top talent focused on achievement of short and long-term business results. Our compensation program is structured to align compensation with the company's financial performance as a substantial portion of our executive compensation is directly linked to performance incentive awards.

- Over 80% of our chief executive officer's target compensation and approximately 69% of our other named executive officers' target compensation is at risk.
- 100% of our named executive officers' annual incentive is performance-based and tied to performance against pre-established, specific, measurable goals. For 2023, due to the Separation, time-based restricted stock units represented 100% of our named executive officers' long-term incentive and require the executive to remain employed with the company through the vesting period. For 2024, 100% of our named executive officers' annual incentive and 65% of their long-term incentive are performance-based and tied to performance against pre-established, specific, measurable goals which are further described in the 2024 Annual and Long-Term Incentive Preview section of this Proxy Statement.

2023 Named Executive Officers Target Pay



2023 CEO Target Pay Mix

Base Salary, 16.9%
83.1%
At Risk
Annual Incentive, 19.5%
Long Term Incentive, 63.6%
Base Salary
Annual Incentive
Long Term Incentive

2023 Other Named Executive Officers Average Target Pay Mix

Base Salary, 31.5%
68.5%
At Risk
Long Term Incentive, 45.8%
Annual Incentive, 22.7%
Base Salary
Annual Incentive
Long Term Incentive

Key Features of Our Executive Compensation Program

What We Do

☑ **At-Risk Compensation** - The majority of the executive compensation program is at-risk, with incentive components tied to market industry practices to ensure the financial success of the company.

☑ **Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the NYSE listing standards and the SEC rules.

☑ **Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.

☑ **Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the overall company and the business segments against pre-established goals. As discussed in the 2024 annual and long-term incentive preview section in the CD&A, the compensation committee awarded performance shares and time-based restricted stock units in February 2024 and intends to continue such practice going forward.

☑ **Annual Cash Incentive** - Payment of annual cash incentive awards is based on overall pre-established annual company performance measured in terms of Adjusted EBITDA, and for certain executives, other strategic objectives.

☑ **Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.

☑ **Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.

☑ **Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times his base salary, and the other named executive officers are required to own stock equal to two or three times their base salary. Net share awards must also be held until share ownership requirements are met.

☑ **Clawback Policy** - If the company's audited financial statements are restated due to any material noncompliance with the financial reporting requirements under the securities laws, the company is required to pursue recoupment of certain "erroneously awarded" compensation paid to our executive officers.

What We Do Not Do

☒ **Stock Options** - The company does not use stock options as a form of incentive compensation.

☒ **Employment Agreements** - Executives do not have employment agreements entitling them to specific payments upon termination or a change of control of the company.

☒ **Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.

☒ **Hedge Stock** - Executives are not allowed to hedge company securities.

☒ **Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.

☒ **No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.

☒ **Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

Sustainability Highlights

Knife River is a leading aggregates-led construction materials and contracting services provider in the U.S. The company manages its business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help the company support a strong and sustainable national infrastructure. We integrate sustainability efforts into our business strategy because these efforts directly affect long-term business viability and profitability. Our focus on sustainability helps ensure we are a good corporate citizen while creating opportunities to increase revenues and profitability, create a competitive advantage, and attract a skilled and diverse workforce. Highlights of our enhanced efforts and achievements in the past year are set forth below. For the company's complete outline of environmental, governance and social responsibilities, see our Sustainability Report. The information provided in the Sustainability Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.



Environmental Stewardship



Governance



Social Responsibility

Reporting Frameworks

We report environmental, social, governance, and sustainability (ESG/sustainability) metrics relevant and important to our operations using frameworks developed by the Sustainability Accounting Standards Board (SASB) and we continue to incorporate guidance from the Task Force on Climate-Related Financial Disclosures (TCFD) into our reporting.

 # Governance of Environmental and Social Responsibility

Knife River is committed to strong corporate governance practices in all areas, including governance of environmental and social responsibility. For more information on the company's governance practices and policies, see the "Corporate Governance" section in this Proxy Statement. Below is an overview of our governance practices related to the oversight of environmental and social responsibility:

Board of Directors

The board of directors is ultimately responsible for oversight responsibility with respect to environmental, health, safety, and other social sustainability matters applicable to the company.



Audit Committee of the Board	Compensation Committee of the Board
The audit committee assists the board in fulfilling its oversight responsibilities with respect to environmental, social, and other sustainability matters, including climate change risks and opportunities, health, safety, and other social sustainability matters.	**The compensation committee** assists the board in fulfilling its oversight responsibilities with respect to human capital management, including employee recruitment and retention matters, wellness, gender pay equity, diversity, and inclusion.



Management Policy Committee

The management policy committee is comprised of senior company officers. The committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.



Executive Sustainability Committee

The executive sustainability committee is comprised of corporate and operating segment senior executives and supports execution of the company's environmental and sustainability strategy and establishes, maintains, and enhances the processes, procedures, and controls for the company's environmental and sustainability disclosures.

 # Environmental Stewardship

Environmental stewardship is a core value at Knife River. Having a sound, stable environment is critical to continuing our business, so we operate in a way that is intended to minimize impacts, promote conservation and maximize resource use in meeting our customers' needs.

Some of our efforts include promoting emission reduction and fuel conservation, developing water enhancement practices, protecting water quality, controlling and preventing the spread of noxious weeds, reducing noise, and implementing programs to develop and enhance public spaces in the communities we serve.

Knife River operates with three primary environmental goals:

- Minimize waste and maximize resources.
- Be a good steward of the environment, while providing high-quality and competitively priced products and services.
- Meet or exceed all applicable environmental laws, regulations and permit requirements.

Knife River's pledge to operate in an environmentally responsible manner is reviewed and encouraged through several measures, including oversight by professional environmental staff with reporting and accountability to regional operations leaders, regular review of environmental and sustainability disclosures by the executive sustainability committee, thorough audits of operating activities and thorough property reviews during due diligence on potential acquisitions.

- **Carbon Footprint.** With a baseline of scope 1 and scope 2 carbon emissions established in 2022 and 2023, as reported in our Sustainability Report, we will now evaluate potential carbon emission intensity reduction goals. This process will include analyzing the data, identifying opportunities for improvement in our carbon emissions intensity, and potentially establishing future carbon emission intensity goals. For more information on anticipated future reporting and emission reduction goals, see our Sustainability Report.

- **Climate-Related Risks and Opportunities.** We continue our efforts to document our climate-related risks and opportunities through frameworks relevant to our business and stakeholders, such as those suggested by the TCFD guidance. For more information on our climate-related risks and opportunities, see our Sustainability Report.

- **Environmental Recognitions.**

  

  - **Environment Award.** Environmental stewardship is one of Knife River's core values. Each year, our Environment Award recognizes individuals or teams of employees for projects and activities that advance Knife River's sustainability efforts and/or progress in reducing and minimizing environmental impacts.

- **Renewable Diesel.** Since 2021, Knife River has utilized renewable diesel fuel in its on-road and off-road fleets. Engine performance, engine maintenance and fuel efficiency results have been positive. Renewable diesel accounted for approximately 27% of the company's total diesel fuel consumption in 2023.

- **Water Management.** Knife River uses water to produce aggregates and concrete. All water recovered while washing materials is captured and reused in the washing process. Knife River strives to reuse as much captured wash water and storm water as feasible.

- **Environmental-Related Investments.** Knife River has invested in Blue Planet Systems Corporation to pursue the use of synthetic aggregates in ready-mix concrete. Blue Planet Systems Corporation is testing methods of creating synthetic limestone by using carbon dioxide captured from existing sources. The synthetic limestone could then be used as a component of concrete. In addition to sequestering carbon dioxide through this process, the use of synthetic limestone could also prolong the life of natural aggregate sources.

- **Warm-Mix Asphalt.** Knife River produces and places warm-mix asphalt in applications where warm-mix asphalt is allowed. Warm-mix asphalt is produced at cooler temperatures than traditional hot-mix asphalt methods, which reduces the amount of fuel needed in the production process, thereby reducing emissions and fumes.

- **Recycling.** Knife River continues its long-standing practice of recycling and reusing building materials. Recycling conserves natural resources, uses less energy, reduces waste disposal at local landfills, and ultimately costs less for our customers. Knife River recycles or reuses asphalt pavement, pre-consumer asphalt shingles, refined fuel oil, demolition concrete, returned concrete at ready-mix plants, fly ash, slag, silica fume and other cement-replacement materials, and dimension stone reject material.

 # Social Responsibility

Knife River understands that it operates at the discretion of various stakeholders, including customers, stockholders, employees, lawmakers, and the communities where we do business. It is these stakeholders who allow us to conduct our business and are vital to our success. Knife River remains committed to maintaining the trust of these stakeholders by operating with integrity and being a good corporate citizen. Below are highlights of our social responsibility programs relating to our employees, stockholders, communities, and customers.

- **Our Employees and Human Capital Management.** At the core of building strong communities and a strong national infrastructure is building a strong workforce. At Knife River, this means building a strong team of employees with a focus on integrity and safety and a commitment to diversity, equity, and inclusion. Our team included nearly 4,400 employees located in 14 states as of December 31, 2023. Our number of employees peaked in the third quarter at just over 5,700. Our Employer Information Report EEO-1 is available on our website at www.kniferiver.com/how-we-do-it. The information on our website is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

■ **Safety.** The company is committed to safety and health in the workplace. To ensure safe work environments, the company adheres to the "3 Ts" of safety: Tools, Training and Time. Knife River provides the proper tools for each task, training on that task, and the time to perform the task safely. The company has policies and training that support safety in the workplace, including training on safety matters through classroom and toolbox meetings on job sites. We adhere to these key principles regarding safety:

  – All injuries can be prevented.

  – Working safely is a condition of employment for all employees.

  – Management must demonstrate leadership in preventing injuries by providing a safe work environment, adequate resources, performance incentives and appropriate follow-up on any unsafe conditions or actions.

  – All employees are responsible for preventing injuries to themselves and others.

  – All employees are expected to stop any work at any time if they know or believe the work to be unsafe.

  – All operating exposures can be safeguarded or controlled.

  – Training employees to work safely is essential.

  – Preventing personal injuries and property damage is good business.

Knife River has a goal of zero workplace injuries. We have developed our safety culture, programs and training as appropriate for the construction materials and contracting services industries, and the types of operations we perform. We continuously evolve our programs to incorporate best practices, innovations in personal protective equipment and changes to safety and health laws. Knife River continually outperforms its industry comparison group by achieving a three-year average recordable injury rate that is 17 percent lower and a lost time accident rate that is 47 percent lower over the last three years.

■ **Diversity, Equity, and Inclusion.** Knife River is a people-first company and that means all people. We have implemented the philosophy that we are One Team: Stronger Together. Our "One Team" statement: "We treat each other with respect and professionalism. We embrace the diverse backgrounds and viewpoints of our team members. And we continue learning from each other to keep improving. We are one team and we are stronger together." We provide several training programs in this area, including:



  – Unconscious Bias

  – Diversity and Discrimination

  – Anti-Racism in the Construction Industry

  – EEO/AAP Compliance

  – Anti-Harassment

  – Leading With Integrity

  – Anti-Bullying

  – Workplace Respect

  – Sexual Harassment

  – Anti-Discrimination

Additionally, our goal is to increase the number of available minority, female and veteran job candidates by working directly with organizations that advocate on their behalf.

- **Building People.** Building a strong workforce begins with employee recruitment. The company uses a variety of means to recruit new employees for open positions, including posting on the company's website, employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations, and associations connected with a variety of professions. The company also utilizes internship programs to introduce individuals to the company's business operations and provide a possible source of future employees. Building a strong workforce also requires developing employees in their current positions and for future advancement. The company provides opportunities for advancement through job mobility, succession planning, and promotions both within and between business segments. The company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs, and internship programs.

- **Knife River Training Center.** While labor challenges continue to impact many construction companies, Knife River is actively engaged in attracting, training and retaining the next generation of construction-industry employees. In February 2022, the company completed a state-of-the-art training center on a 230-acre tract of property in the Pacific Northwest, featuring an 80,000 square-foot heated indoor arena for training on trucks and heavy equipment and an attached 16,000 square-foot classroom and conference room facility. The center is used company-wide to enhance the skills of current employees and to recruit and teach skills to new employees through both classroom education and hands-on experience. It also is used by Knife River's customers and industry peers, who send employees to the center to take courses on heavy equipment, truck driving, leadership development, facilitator training, safety training and more.



  In 2023, the training center hosted approximately 10,000 individuals for various trainings, classes, meetings and events, including an estimated 1,800 youth and educators that utilized the facility. The facility plays a critical role in Knife River's workforce remaining sustainable and contributes to showcasing construction as a career of choice.

  Knife River's outreach efforts to market the training center have included interfacing with historically underrepresented groups, and the company has partnered with the National Association of Minority Contractors to provide scholarships for training to qualifying employees of minority-owned businesses. Those scholarships have included 17 students who completed Commercial Drivers License training.

  

  - The Knife River training center received the 2022 Risk Management Excellence Award presented by Liberty Mutual Insurance Company. The award recognizes outstanding employee health and safety achievement related to an industry-leading, state-of-the-art training center leading to better training and lowering risks to the employees and general public. Liberty Mutual Insurance Company has granted this award less than 20 times in their 100-year history.

- **Ethics Reporting.** Knife River employees are encouraged to ask questions or report concerns to their supervisor. If employees have concerns that something may be unethical or illegal within the company, they are encouraged to report their concerns to a human resources representative, a company executive, or the compliance officer. For those wishing to remain anonymous, Knife River also has an anonymous reporting hotline. Employees, customers, and other stakeholders can report confidentially and anonymously through this third-party telephone and internet-based reporting system any concerns about possible unethical or illegal activities. Reports are carefully considered and investigated. Summaries of the reports and investigative results are provided to the audit committee of the board.

■ **Vendor Code of Conduct.** Knife River has a Vendor Code of Conduct that outlines our expectations of vendors, including ethical business practices, workplace safety, environmental stewardship and compliance with applicable laws and regulations.

■ **Our Stockholders.** Knife River management is committed to acting in the best interest of the corporation, protecting its assets, and serving the long-term interests of the company's stockholders. This includes protecting our tangible interests, such as property and equipment as well as intangible assets, such as our reputation, information, and intellectual property. For information on our stockholder outreach program, see "Stockholder Engagement" in the section entitled "Corporate Governance" of this Proxy Statement.

■ **Our Communities.** Knife River believes that building strong communities includes being directly involved in their betterment. Whether providing construction materials or contracting services to strengthen our local infrastructure, or providing contributions to local charitable causes, we aim to strengthen the communities where our team members live and work. In addition to in-kind contributions and volunteer resources, we support projects and programs that help make the lives of people in our communities safer, more successful and more resilient. We focus our charitable giving in three key areas: Youth/Education; Military Veterans; and Community Improvement.

■ **Our Customers.** Our mission is to be the supplier of choice in providing high-quality construction materials and services with excellent customer service that benefits our customers and builds strong communities. Our successful relationships with customers require that we provide quality products and services competently and efficiently and treat customers with courtesy. We make many commitments to customers about the availability, quality and price of our products and services. Each employee is expected to ensure that Knife River lives up to these promises, including maintaining open communication with customers and responding promptly to inquiries, requests and complaints. As part of our Code of Conduct, we will compete in business only by lawful and ethical means.



ITEM 1. ELECTION OF DIRECTORS

The board currently consists of six directors divided into three classes, as nearly equal in number as reasonably possible.

Under our amended and restated bylaws (our bylaws) and amended and restated certificate of incorporation, until the annual meeting of stockholders in 2027, our board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors.

The directors designated as Class I directors have terms expiring at the annual meeting, and are up for re-election at the annual meeting for a three-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class II directors have terms expiring at the 2025 annual meeting of stockholders and will be up for re-election at that meeting for a two-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class III directors have terms expiring at the 2026 annual meeting of stockholders and will be up for re-election at that meeting for a one-year term to expire at the 2027 annual meeting of stockholders.

Commencing with the 2027 annual meeting of stockholders, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and our board will thereafter no longer be divided into classes.

The current members of the classes are divided as follows:

Class I terms expire at the 2024 annual meeting:

German Carmona Alvarez

Thomas Everist[1]

Class II terms expire at the 2025 annual meeting:

Patricia L. Moss

William J. Sandbrook

Class III terms expire at the 2026 annual meeting:

Karen B. Fagg

Brian R. Gray

[1] The company's corporate governance guidelines provide that directors are not eligible to be nominated or appointed to the board if they are 74 years of age or older at the time of the election or appointment, subject to certain exceptions. In accordance with the corporate governance guidelines, Mr. Everist was not renominated to stand for re-election to the board. Mr. Everist had an over 40-year career in the construction materials and mining industry and brought deep industry expertise to the board. The board thanks him for his distinguished service on the board and wishes him all the best. Assuming Mr. Hill is elected at the annual meeting, he will replace Mr. Everist as a Class I director.

The number of directors may be fixed by resolution adopted from time to time by the board. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

The board has affirmatively determined each director nominee is independent in accordance with NYSE rules, our governance guidelines, and our bylaws. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of our company. There are no family relationships among our executive officers and directors.

Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information - Majority Voting" below for further detail.

Each of the director nominees has consented to be named in this Proxy Statement and to serve as a director, if elected. We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. If a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the board as a substitute or the board may choose to reduce the number of directors.

Information about each director nominee's share ownership is presented under "Security Ownership."

The shares represented by the proxies received will be voted for the election of each of the two Class I director nominees named below unless you indicate in the proxy that your vote should be cast against any or each of the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, removal, retirement or disqualification. A stockholder cannot vote for more than two nominees.

The two nominees for election to the board as Class I directors at the annual meeting, each proposed by the board upon recommendation of the nominating and governance committee, are listed below with brief biographies, along with brief biographies of those directors not up for election this year. The nominees' and continuing directors' ages are current as of December 31, 2023.

> ### The board of directors recommends that the stockholders vote "FOR" the election of each nominee.

A nominee for director will be elected if the number of shares voted "FOR" such nominee's election exceeds 50% of the number of votes cast with respect to that nominee's election. Abstentions will have no effect on this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

Director Nominees

Class I Director with Term Expiring at the Annual Meeting and Class I Director Nominee



German Carmona Alvarez
Age 55

Independent Director Since 2023
Audit Committee
Compensation Committee (Chair)

Key Contributions to the Board: With over 30 years of global experience managing income statements and functional areas and 15 years of global experience in the building materials industry, Mr. Carmona Alvarez brings broad industry expertise to the board. Mr. Carmona Alvarez also contributes experience and expertise in human capital management, digital and information technology, finance, and mergers and acquisitions.

Professional Highlights

- Global president of digital consulting of the consulting and engineering company Wood PLC, Aberdeen, United Kingdom, since January 2023 to present, and global president of applied intelligence from 2021 through December 2022. Director of Wood PLC USA, Houston, Texas, the United States affiliate of Wood PLC, since 2022.

- Senior vice-president and global digital practice leader of NEORIS, a technology and digital strategy consulting firm with presence in 27 countries focusing on the design strategy and execution of agile digital transformation programs, from March 2019 to July 2021.

- Executive vice-president finance, information technology and shared services of CEMEX Inc., a global building materials company from 2016 to 2019; senior vice president of continuous improvement and commercial strategy from 2014 to 2016; senior vice president of aggregates and mining resources from 2012 to 2014; global vice president of organization, compensation and benefits from 2009-2012; global vice president of human resources planning and development from 2006 to 2009; corporate vice president of human capital from 2004 to 2006.

- Senior principal of strategy and transformation of The Boston Consulting Group, a general management consulting firm that practices in business strategy, from 2000 to 2004.

Other Experience

- Former director of publicly traded MDU Resources, an energy delivery and construction services business, from 2022 until the Separation Date.

- Former board chair of Strata.ai, a strategy and venture building firm focused on decision science, artificial intelligence and augmented reality, from 2020 to 2022.

- Former board of trustees of ITESM/Tec Milenio, a private institution of higher education, from 2010 to 2017.



Thomas W. Hill
Age 67

Independent Director Nominee in 2024

Key Contributions to the Board: With over 40 years of experience in aggregate, asphalt, cement, and ready-mix, Mr. Hill will bring strong business leadership, support disciplined and strategic growth, and extensive experience in capital markets.

Professional Highlights

- Founder of publicly traded Summit Materials, Inc., an integrated supplier of construction materials; president and chief executive officer, including a member of the board of directors from August 2009 to September 2020; senior advisor from September 2020 to December 31, 2020; and served as a consultant from January 1, 2021 to July 20, 2023.

- Chief executive officer of Oldcastle, Inc., an integrated supplier of construction materials and services, from July 2006 to July 2008; chief executive officer of the materials division, Oldcastle Materials, Inc., from January 2000 to July 2006; and president from 1991 to January 2000.

Other Experience

- Former director of CRH plc, an integrated supplier of aggregates, cement, asphalt, ready-mixed concrete, and paving and construction services, Dublin, Ireland, from 2002 to June 2008.

- Research and consulting services to Firstlight Management, LP, an investment fund, from June 2022 to February 2024.

- Former treasurer of the National Asphalt Pavement Association, the National Stone Association (now National Stone, Sand and Gravel Association), and the American Road and Transportation Builders Association, including chair from 2002 to 2004, all industry associations.

- Inducted to the Pit & Quarry Hall of Fame in 2024, which recognizes individuals who have made significant contributions to the aggregate industry.

Directors Continuing in Office

Class II Directors with Terms Expiring at the 2025 Annual Meeting



Patricia L. Moss
Age 70

Independent Director Since 2023
Audit Committee (Chair)
Compensation Committee

Other Current Public Boards:
--First Interstate BancSystem, Inc.
--Aquila Group of Funds

Key Contributions to the Board: With substantial experience in the finance and banking industry, including service on the boards of public banking and investment companies, Ms. Moss contributes broad knowledge of finance, business development, human resources, and compliance oversight, as well as public company governance to the board. Through her business experience and knowledge of the Pacific Northwest, Ms. Moss also provides insight on state, local, and regional economic and political issues where a significant portion of our operations and employees are located.

Professional Highlights

- President and chief executive officer of Cascade Bancorp, a financial holding company, Bend, Oregon, from 1998 to January 3, 2012; chief executive officer of Cascade Bancorp's principal subsidiary, Bank of the Cascades, from 1998 to January 3, 2012, serving also as president from 1998 to 2003; and chief operating officer, chief financial officer and secretary of Cascade Bancorp from 1987 to 1998.

Other Experience

- Former director of publicly traded MDU Resources, an energy delivery and construction services business, from 2003 until the Separation Date.

- Member of the Oregon Investment Council, which oversees the investment and allocation of all state of Oregon trust funds, from December 2018 to March 2021.

- Director of First Interstate BancSystem, Inc., a financial services holding company, since May 30, 2017.

- Director of Cascade Bancorp and Bank of the Cascades from 1993, and vice chair from January 3, 2012 until May 30, 2017, when Cascade Bancorp merged into First Interstate BancSystem, Inc., and became First Interstate Bank.

- Chair of the Bank of the Cascades Foundation Inc. from 2014 to July 31, 2018; co-chair of the Oregon Growth Board, a state board created to improve access to capital and create private-public partnerships, from May 2012 through December 2018; and a member of the Board of Trustees for the Aquila Group of Funds, whose core business is mutual fund management and provision of investment strategies to fund shareholders, from January 2002 to May 2005 (one fund) and from June 2015 to present (currently three funds).

- Former director of the Oregon Investment Fund Advisory Council, a state-sponsored program to encourage the growth of small businesses in Oregon; the Oregon Business Council, with a mission to mobilize business leaders to contribute to Oregon's quality of life and economic prosperity; the North Pacific Group, Inc., a wholesale distributor of building materials, industrial, and hardwood products; and Clear Choice Health Plans Inc., a multi-state insurance company.



William J. Sandbrook
Age 66

Independent Director Since 2023
Audit Committee
Nominating and Governance Committee

Other Current Public Boards:
--Comfort Systems USA

Key Contributions to the Board: With over 30 years of experience in mining, building materials, construction industries, and public companies, Mr. Sandbrook brings critical knowledge of the construction materials and contracting industry to the board. Mr. Sandbrook also contributes strong business leadership and management capabilities and insights through his various roles as CEO.

Professional Highlights

- President of U.S. Concrete, Inc., formerly a publicly traded construction materials supplier, from 2011 to 2019 and CEO from 2011 to 2020, including chair of its board of directors from 2018 to 2020.

- CEO of Oldcastle Inc.'s Products and Distribution Group, an integrated supplier of construction materials and services, from June 2008 to August 2011; CEO of Oldcastle's Architectural Products Group, responsible for Oldcastle's U.S. and Canadian operations, as well as CRH plc's business in South America, from 2006 to June 2008; and president of Oldcastle Materials West Division from 2003 to 2006.

- Chair and Co-CEO of Andretti Acquisition Corp., formerly a publicly traded special purpose acquisition company, from January 2022 to March 2024.

Other Experience

- Director of Comfort Systems USA, a mechanical, electrical, and plumbing services provider, since April 2018, where he is also a member of the audit and compensation committees.

- Chair of the National Ready Mixed Concrete Association, an industry association, from March 2019 to March 2020. Mr. Sandbrook was awarded the William B. Allen award from the National Ready Mixed Concrete Association in March 2018 in recognition of his commitment to the concrete industry.

- Inducted to the Pit & Quarry Hall of Fame in 2018, which recognizes individuals who have made significant contributions to the aggregate industry.

Class III Directors with Terms Expiring at the 2026 Annual Meeting



Karen B. Fagg
Age 70

Independent Director Since 2023
Chair of the Board
Nominating and Governance Committee

Key Contributions to the Board: Through her management experience and knowledge in the fields of engineering, environment, and energy resource development, including four years as director of the Montana Department of Natural Resources and Conservation and over eight years as president, chief executive officer, and chair of her own engineering and environmental services company, as well as her service on a number of Montana state and community boards, Ms. Fagg contributes experience in responsible natural resource development with an informed perspective of the construction, engineering, and energy industries.

Professional Highlights

- Vice president of DOWL LLC, dba DOWL HKM, an engineering and design firm, from April 2008 until her retirement in December 2011.

- President of HKM Engineering, Inc., Billings, Montana, an engineering and environmental services firm, from April 1995 to June 2000, and chair, chief executive officer, and majority owner from June 2000 through March 2008. HKM Engineering, Inc. merged with DOWL LLC in April 2008.

- Employed with MSE, Inc., Butte, Montana, an energy research and development company, from 1976 through 1988, and vice president of operations and corporate development director from 1993 to April 1995.

- Director of the Montana Department of Natural Resources and Conservation, the state agency charged with promoting stewardship of Montana's water, soil, energy, and rangeland resources; and administering several grant and loan programs from 1989 through 1992.

Other Experience

- Former director of publicly traded MDU Resources, an energy delivery and construction services business, from 2005 until the Separation Date.

- Director and member of the quality committee of the Intermountain Health Peaks Region Board, a health care provider, since January 2023.

- Director and finance committee chair of the Montana State Fund, the state's largest workers' compensation insurance company, from March 2021 to present; Director of SCL Health Montana Regional Board from January 2020 to present, including a term as chair; and member of Carroll College Board of Trustees from 2005 through 2010, and from August 2019 through June 2022.

- Former member of several regional, state, and community boards, including director of St. Vincent's Healthcare from October 2003 to October 2009 and January 2016 through January 2020, including a term as chair; director of the Billings Catholic Schools Board from December 2011 through December 2018, including a term as chair; the First Interstate BancSystem Foundation from June 2013 to 2016; the Montana Justice Foundation from 2013 to 2015; Montana Board of Investments from 2002 through 2006; Montana State University's Advanced Technology Park from 2001 to 2005; and Deaconess Billings Clinic Health System from 1994 to 2002.



Brian R. Gray
Age 53

Director Since 2023
President and Chief Executive Officer

Key Contributions to the Board: Serving as president and chief executive officer of Knife River Corporation since 2023, Mr. Gray is the only officer of the company that serves on our board. With over 30 years of experience at the company, he brings industry experience to the board, as well as extensive knowledge of our company and its business operations. He contributes valuable insight into management's views and perspectives and the day-to-day operations of the company.

Professional Highlights

- President of the company since January 1, 2023 and chief executive officer of the company since March 1, 2023, where he was instrumental in leading development of the company's EDGE strategy.

- President of the company's Northwest segment from January 2012 to December 2022, where he led the acquisition of eight companies and was instrumental in the development of the Knife River Training Center and corporate-wide safety, training, and sustainability programs; influential in the development of the company's coaching clinic, "Life at Knife" recruiting effort and coaching approach to team development, along with the company's core values of People, Safety, Quality, and Environment.

Other Experience

- Member of the board of directors of the National Ready Mixed Concrete Association, an industry association, since March 2022, including a three-year term from March 2018 to March 2021; member of the executive committee for one-year terms from 2020 to 2021, 2022 to 2023, and a new term for 2024 to 2025.

- Member of the board of directors of Oregon State University's Construction Education Foundation from 2012 to present; president for a one-year term in 2022; and vice president for a one-year term in 2020. Mr. Gray was inducted as a member of the academy of distinguished engineers and was the recipient of the Oregon Stater Award in 2022, which recognizes alumni who have a profound impact on the engineering profession.

- Member of the board of directors of the Associated General Contractors Oregon-Columbia chapter, an industry association, from 2007 to present; president from 2017 to 2018; first vice president from 2016 to 2017; second vice president from 2015 to 2016; and secretary from 2014 to 2015.

Additional Information - Majority Voting

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors contained in our corporate governance guidelines requires any proposed nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders; and

- acceptance of such resignation by the board.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions on how to vote. Please be sure to give specific voting instructions to your broker so your vote can be counted.

Board Evaluations and Process for Selecting Directors

Our corporate governance guidelines require that the board, in coordination with the nominating and governance committee, annually reviews and evaluates the performance and functioning of the board and its committees. The chair of the board and chair of the nominating and governance committee jointly lead the self-evaluation process. The directors provide an evaluation of the performance of the board and committees on which they sit, their own performance, and the performance of other directors as a whole. A summary of results identifying any themes or issues that emerge from the self-evaluations are discussed in board and committee private sessions. Results from self-evaluations are used to enhance board and governance practices, as well as to identify board and committee priorities. The board completed its first self-evaluation in November 2023.

Director Qualifications, Skills, and Experience

Director nominees are chosen to serve on the board based on their qualifications, skills, and experience, as discussed in their biographies, and how those characteristics supplement the resources and talent on the board and serve the current needs of the board and the company. Our corporate governance guidelines provide that directors are not eligible to be nominated or appointed to the board if they are 74 years or older at the time of the election or appointment. The board does not have term limits on the length of a director's service.

In making its nominations, the nominating and governance committee assesses each director nominee by a number of key characteristics, including character, success in a chosen field of endeavor, background in publicly traded companies, independence, and willingness to commit the time needed to satisfy the requirements of board and committee membership. Although the committee has no formal policy regarding diversity, the board is committed to having a diverse and broadly inclusive membership. In recommending director nominees, the nominating and governance committee considers diversity in gender, ethnic background, geographic area of residence, skills, and professional experience.

Board Skills and Diversity Matrix

Skills & Expertise	Carmona Alvarez	Fagg	Gray	Hill	Moss	Sandbrook
EXECUTIVE LEADERSHIP Served in a significant leadership position, including CEO, CFO or other senior executive, with an understanding of how to lead complex organizations	✓	✓	✓	✓	✓	✓
ACCOUNTING / AUDITING Experience in the preparation and review of financial statements and the design and implementation of internal control over financial reporting or auditing public company financial statements	✓				✓	✓
CAPITAL MARKETS / FINANCE / M&A Experience overseeing and/or leading company financing, business development, investments, capital structures, and capital allocation strategy	✓		✓	✓	✓	✓
TECHNOLOGY / CYBERSECURITY / DATA PRIVACY Experience working with technology systems and business information security and/or overseeing or managing cybersecurity and other technology-related risks facing the company	✓					
RISK MANAGEMENT / COMPLIANCE Compliance expertise or experience in the identification, assessment, and mitigation of enterprise risk		✓	✓	✓	✓	✓
INDUSTRY EXPERIENCE Experience in our businesses and related industries, including construction and aggregate mining	✓		✓	✓		✓
PUBLIC COMPANY BOARD OVERSIGHT / CORPORATE GOVERNANCE Experience serving as a director on a public company board with an understanding of evolving corporate governance practices that support shareholder value creation and consider the perspectives of other key stakeholders		✓		✓	✓	✓
HUMAN CAPITAL MANAGEMENT Experience managing or overseeing a large and complex workforce, including overseeing workforce planning, employee engagement, talent management, diversity and inclusion efforts, succession planning and rewards	✓	✓	✓	✓	✓	✓
ENVIRONMENT AND SUSTAINABILITY Experience implementing or overseeing environmental, climate, and sustainability initiatives relevant to our industry and business		✓	✓			✓
LEGAL / REGULATORY / GOVERNMENT / PUBLIC POLICY Experience leading or navigating complex legal matters, regulatory frameworks, and/or public policy changes affecting our industry and business		✓		✓		✓

	Carmona Alvarez	Fagg	Gray	Hill	Moss	Sandbrook
Gender/Age/Tenure*						
Gender	M	F	M	M	F	M
Age	55	70	53	67	70	66
Tenure	2	19	1	—	21	1
Race/Ethnicity/Nationality						
African American/Black						
Alaskan Native or Native American						
Asian						
Hispanic/Latinx	✓					
Native Hawaiian or Pacific Islander						
White (not Hispanic or Latinx origins)		✓	✓	✓	✓	✓
Two or more Races or Ethnicities						
LGBTQ+						

* Ages are current as of December 31, 2023 and tenure includes time of service on the MDU Resources board of directors prior to the Separation.

Board Composition and Refreshment

The nominating and governance committee is committed to ensuring that the board reflects a diversity of experience, skills, and backgrounds to serve the company's governance and strategic needs. In support of this commitment, the board revised its corporate governance guidelines to provide that directors are not eligible to be nominated or appointed to the board if they are 74 years of age or older, reduced from 76 years of age, at the time of election or appointment.

Each of the nominees has been nominated for election to the board upon recommendation by the nominating and governance committee and each has decided to stand for election.

Board Composition Study. In evaluating the needs of the board and the company, the nominating and governance committee focuses on identifying board candidates that will add relevant industry and leadership experience, gender and ethnic diversity, as well as a background and core competencies in various fields including technology, cybersecurity, risk and human capital management, and public company board oversight and corporate governance. To support this process, the nominating and governance committee engaged an independent global search and board effectiveness firm in 2023 to complete a board composition analysis that helped the board define competency criteria, analyze the board's current backgrounds, skills, and experiences and to help identify what the board is likely to need in the future, and recommended director recruiting priorities for future director selection.

Global Search Firm Engagement. The nominating and governance committee has continued to identify individuals as potential board candidates, particularly individuals with industry experience to support the company's strategy and with perspective from the independent board composition study completed in 2023. In March of 2023, Knife River management identified and recommended William J. Sandbrook be appointed to the board, effective upon the Separation. After the Separation, the nominating and governance committee engaged an independent global search firm to assist with identifying, evaluating, and recruiting a diverse pool of potential director candidates. In September 2023, Firstlight Management, LP (Firstlight), a stockholder, contacted the board and recommended Thomas W. Hill for appointment to the board. Potential director nominees were also brought to the attention of the nominating and governance committee by board members, management, advisory firms, and various organizations. The nominating and governance committee evaluated all potential director candidates brought to its attention. The nominating and governance committee evaluation process included interviewing certain potential director candidates, including director nominee, Mr. Hill.

By tenure, including time of service as a director of MDU Resources prior to the Separation, if the nominees are elected, the board will be comprised of four directors who have served from 0-2 years and two directors who have served over 15 years. The nominating and governance committee believes this mix of director tenures provides a balance of experience and institutional knowledge with fresh perspectives.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Director Independence

The board has adopted guidelines on director independence that are included in our corporate governance guidelines. Our guidelines require that a substantial majority of the board consists of independent directors. In general, the guidelines require that an independent director must have no material relationship with the company directly or indirectly, except as a director. The board determines independence on the basis of the standards specified by the NYSE, the additional standards referenced in our corporate governance guidelines, and other facts and circumstances the board considers relevant. Based on its review, the board has determined that all directors, except for our chief executive officer, Mr. Gray, have no material relationship with the company and are independent.

In determining director independence, the board reviewed and considered information about any transactions, relationships, and arrangements between the non-employee directors and their immediate family members and affiliated entities on the one hand, and the company and its affiliates on the other, and in particular the following transactions, relationships, and arrangements:

- *Business relationships with entities with which a director or director nominee is affiliated.*
  - Mr. Carmona Alvarez is currently the global president of digital consulting of Wood PLC, a consulting and engineering company. The company paid an affiliate of Wood PLC approximately $704,000 in 2023 for services provided. The services were provided in the ordinary course of business and on substantially the same terms prevailing for comparable services from other consulting and engineering companies. Mr. Carmona Alvarez (i) played no role in the transactions between the company's subsidiaries and the Wood PLC entities; (ii) has no role, influence or oversight of the actual work of the Wood PLC entities with respect to the company; and (iii) did not receive any commission or have any financial interest in such work in a way that impacts the compensation he receives from Wood PLC. Mr. Carmona Alvarez had no role in securing or promoting the Wood PLC affiliated services.

- *Other relationships.*
  - Mr. Hill provided certain research and consulting services to Firstlight, an investment fund, from June 2022 to February 2024. Firstlight has an investment fund dedicated to investing in Knife River common stock, and Mr. Hill invested $1,000,000 in such fund in July of 2023. In September 2023, Firstlight contacted the board and recommended Mr. Hill for appointment to the board.

The board has also determined that all members of the audit, compensation, and nominating and governance committees of the board, and all board nominees, are independent in accordance with our guidelines and applicable NYSE and Securities Exchange Act of 1934 rules, as applicable.

Oversight of Sustainability

We are an aggregates-led, vertically integrated construction materials and contracting services company and manage our business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help the company continue building strong communities. We are committed to strong corporate governance in all areas, including governance of environmental and social responsibility.

Board of Directors. The board of directors is ultimately responsible for oversight with respect to environmental, health, safety, and other social sustainability matters applicable to the company.

Audit Committee of the Board. The audit committee is a standing committee of the board with focus that includes our environmental, workplace health, safety, and other social sustainability programs and performance. The audit committee assists

the board in fulfilling its oversight responsibilities with respect to environmental and social sustainability matters, including oversight and review of:

- Employee, customer, and contractor safety;

- Climate change risks;

- Compliance with environmental, health, and safety laws;

- Integration of environmental and social principles into company strategy; and

- Significant public disclosures of environmental and sustainability matters.

Compensation Committee of the Board. The compensation committee is a standing committee of the board with focus that includes human capital management matters related to the company's operations including employee recruitment and retention matters, wellness, gender pay equity, diversity, and inclusion.

Management Policy Committee. The company's management policy committee is comprised of senior company officers. The management policy committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

Executive Sustainability Committee. The company established an executive sustainability committee, which is comprised of corporate and business segment senior executives. The committee is co-chaired by our chief accounting officer and our chief operating officer. The executive sustainability committee responsibilities include:

- Supporting execution of, and making recommendations to advance, the company's environmental and sustainability strategy; and

- Establishing, maintaining, and enhancing the processes, procedures, and controls for the company's environmental and sustainability disclosures.

For information on our sustainability reporting, as well as highlights of our environmental stewardship and social responsibility, see "Sustainability Highlights" in the Proxy Statement Summary.

Stockholder Engagement

The company has an active stockholder outreach program. We believe in providing transparent and timely information to our investors and understand the need to align our priorities with our key stakeholders. We engage directly or indirectly with our stockholders, including large institutional stockholders. Management regularly attends and presents at investor and financial conferences and holds one-on-one meetings with investors. During 2023, the company participated in virtual and in-person meetings, conference calls, and exchanged written correspondence with numerous stockholders and investment firms, including focused outreach to our top 30 investors. Our active stockholder engagement program includes:



ENGAGEMENT

Executive Management, Investor Relations, Senior Leadership and Board Members engage on a regular basis with Institutional Investors, Sell-Side Analysts, Retail Stockholders, Holder of Bonds and Rating Agencies/Firms to solicit feedback on a variety of corporate governance matters. Our engagement efforts include:

- One-on-One and Group Meetings
- Quarterly Earnings Conference Calls
- Written and Electronic Communications
- Company-Hosted Events and Presentations
- Webcasts with Stockholders and Analysts
- Industry and Sell-Side Presentations and Conferences

COMMUNICATION

We routinely interact and communicate with stockholders through a number of forums, including:

- Knife River Website at investors.kniferiver.com
- Sustainability Report
- Quarterly Earnings Webcasts
- Public Events and Presentations
- Annual Proxy Statement
- SEC Filings
- Annual Report
- Disclosures to Various Ratings Assessors
- Annual Stockholder Meeting and Press Releases

FEEDBACK

We share stockholder feedback, trends and developments about corporate governance matters with our board as we seek to enhance our governance and sustainability practices and improve our disclosures. Some of the Key Topics of Engagement include:

- Completed spin-off from MDU Resources
- Stand-alone company strategy
- EDGE Strategy
- Capital Allocation
- Growth Strategy
- State and Federal Project Funding
- Competitive Dynamics
- Sustainability
- Board Composition
- Executive Compensation

OUTCOMES OF STOCKHOLDER ENGAGEMENT

- **Expanded disclosure of financial metrics for our business to help stockholders understand key business drivers**

- **2024 executive compensation tied to executing the company's EDGE strategy**

- **Updated reporting segments to increase transparency into operations and business performance**

- **Stockholder feedback regularly shared with our board of directors**

- **Published first stand alone Sustainability Report including the company's Scope 1 and Scope 2 emissions for 2022 and 2023**

Stockholder Communications with the Board

Stockholders and other interested parties who wish to contact the board or any individual director, including our non-employee chair or non-employee directors as a group, should address a communication in care of the secretary at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568. The secretary will forward all communications.

Board Leadership Structure

Our corporate governance guidelines provide that the chair of the board and the chief executive officer can be filled by the same person or by different persons based upon the circumstances. If the positions of the chair and the chief executive officer are filled by the same person, or if the chair is not an independent director pursuant to the director independence standards in our corporate governance guidelines, the independent directors will designate a lead independent director.

Currently, the board has separated the positions of chair of the board and chief executive officer. The board believes this structure provides balance and is currently in the best interest of the company and its stockholders. Separating these positions allows the chief executive officer to focus on the full-time job of running our business, while allowing the chair to lead the board in its fundamental role of providing advice to and independent oversight of management. The chair meets and confers regularly between board meetings with the chief executive officer and consults with the chief executive officer regarding the board meeting agendas, the quality and flow of information provided to the board, and the effectiveness of the board meeting process. The board believes this split structure recognizes the time, effort, and energy the chief executive officer is required to devote to the position in the current business environment as well as the commitment required to serve as the chair, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board is to provide oversight of the management of the company in good faith and in the best interests of the company and its stockholders. The board believes having an independent chair is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders including with respect to risk management as discussed below. The board has found that an independent chair is in a position to encourage frank and lively discussions including during regularly scheduled executive sessions consisting of only independent directors and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. The board believes that having separate positions and having an independent outside director serve as chair is the appropriate leadership structure for the company at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, strategic risks, operational risks, environmental and regulatory risks, competitive risks, climate and weather conditions, pension plan obligations, cyberattacks or acts of terrorism, and third party liabilities. The board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding material risks and risk management and mitigation to the board. The company's risk oversight framework also aligns with its disclosure controls and procedures. For example, the company's quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management, who participate in the risk assessment practices described below.

The board believes establishing the right "tone at the top" and full and open communication between management and the board are essential for effective risk management and oversight. Our chair meets regularly with our chief executive officer to discuss strategy and risks facing the company. Senior management attends the quarterly board meetings and is available to address questions or concerns raised by the board on risk management-related and any other matters. Each quarter, the board and its applicable committees receive presentations from senior management on enterprise risk management issues and strategic matters involving our operations. Senior management annually presents an assessment to the board of critical enterprise risks that threaten the company's strategy and business model, including risks inherent in the key assumptions underlying the company's business strategy for value creation. Periodically, the board receives presentations from external

experts on matters of strategic importance to the board. At least annually, the board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

The company believes its enterprise risk management programs help clearly define risk management roles and responsibilities among the board and its committees and management, bring together senior management to discuss risk, promote visibility and constructive dialogue around the risks relevant to the company's strategy and operations and helps facilitate appropriate risk response strategies at the board, board committees, and management.



The Board

While the board is ultimately responsible for risk oversight at our company, our standing board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk.

Audit Committee

Risk Oversight Responsibilities

✓ Financial Reporting and Internal Controls

✓ Cybersecurity

✓ Compliance with Legal and Regulatory Requirements

✓ Climate Change Risks and Environmental and Social Sustainability

Compensation Committee

Risk Oversight Responsibilities

✓ Executive Compensation

✓ Incentive Plans

✓ Conflicts of Interest Assessment

✓ Director Compensation Policy

Nominating and Governance Committee

Risk Oversight Responsibilities

✓ Board Organization

✓ Board Membership and Structure

✓ Succession Planning

✓ Corporate Governance

Management

The management policy committee meets monthly, or more frequently as warranted, to receive reports on safety, operations, and business development, and to discuss the company's challenges and opportunities. Reports are also provided by the company's financial, human resources, legal, and information technology departments. Special presentations are made by other employees on matters that affect the company's operations. The company has also developed a robust compliance program to promote a culture of compliance, consistent with the right "tone at the top," to mitigate risk. The program includes training and adherence to our code of conduct and legal compliance guide. We further mitigate risk through our internal audit and legal departments.

- **Audit Committee**. The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk management in a general manner and specifically in the areas of financial reporting, internal controls, cybersecurity, compliance with legal and regulatory requirements, related person transactions, and, in accordance with NYSE requirements, discusses with the board policies with respect to risk assessment and risk management and their adequacy and effectiveness. The audit committee receives regular reports on the company's compliance program, including reports received through our anonymous reporting hotline. It also receives reports and regularly meets with the company's external and internal auditors. During its quarterly meetings in 2023, the audit committee received presentations or reports from management on cybersecurity and the company's mitigation of cybersecurity risks as well as assessment and mitigation reports on other compliance and risk-related topics. The entire board was present for

cybersecurity risk presentations and had access to the reports. The audit committee discussed areas where the company may have material risk exposure, steps taken to manage such exposure, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board on the company's management of risks in the audit committee's areas of responsibility.

In addition, the audit committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks related to environmental, health, safety, and other social and sustainability matters that fundamentally affect the company's business interests and long-term viability. The audit committee responsibilities with respect to these matters include reviewing significant risks and exposures to the company regarding current and emerging environmental and social sustainability matters, including climate change risks, and discussing with management and overseeing actions taken by the company in response thereto. The audit committee also reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water, and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation, into the company's strategy and operations. The audit committee receives regular reports on the company's safety statistics including the company's year-to-date recordable incident rates and lost time accident rates.

- **Compensation Committee**. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as the company's culture and strategies relating to human capital management.

- **Nominating and Governance Committee**. The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, board membership and structure, succession planning for our directors and executive officers, and corporate governance.

Board Meetings and Committees

The board held two meetings during 2023 following the Separation. Each director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2023 following the Separation, in each case, during the time period which each director served. Directors are encouraged to attend our annual meetings of stockholders and this is our first annual meeting following the Separation.

The board has standing audit, compensation and nominating and governance committees, which meet at least quarterly. The table below provides current committee membership.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
German Carmona Alvarez	●	C	
Thomas Everist		●	C
Karen B. Fagg			●
Patricia L. Moss	C	●	
William J. Sandbrook	●		●

C - Chair   ● - Member

Below is a description of each standing committee of the board. The board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the SEC, and the director independence standards established by the board. The board has also determined that each member of the audit committee and the compensation committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

Nominating and Governance Committee

Met Two Times in 2023 Following the Separation

The nominating and governance committee met two times during 2023 following the Separation. The current committee members are Thomas Everist, chair, Karen B. Fagg, and William J. Sandbrook.

The nominating and governance committee is governed by a written charter and provides recommendations to the board with respect to:

- board organization, membership, and function;
- committee structure and membership;
- succession planning for our executive management and directors; and
- our corporate governance guidelines.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility.

The committee identifies individuals qualified to become directors and recommends to the board the director nominees for the next annual meeting of stockholders. The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management.

In identifying nominees for director, the committee consults with board members, management, search firms, consultants, organizational representatives, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

In evaluating director candidates, the committee, in accordance with our corporate governance guidelines, considers an individual's:

- background, character, and experience, including experience relative to our company's lines of business;
- skills and experience which complement the skills and experience of current board members;
- success in the individual's chosen field of endeavor;
- skill in the areas of accounting and financial management, banking, business management, human resources, marketing, operations, public affairs, law, technology, risk management, and governance;
- background in publicly traded companies, including service on other public company boards of directors;
- geographic area of residence;
- diversity of business and professional experience, skills, gender, and ethnic background, as appropriate in light of the current composition and needs of the board;
- independence, including any affiliation or relationship with other groups, organizations, or entities; and
- compliance with applicable law and applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and other policies and guidelines of the company.

The nominating and governance committee assesses these considerations annually in connection with the nomination of directors for election at the annual meeting of stockholders. The committee seeks a collective background of board members to provide a portfolio of experience and knowledge that serves the company's governance and strategic needs and best perpetrates our long-term success. Directors should have demonstrated experience and knowledge that is relevant to the board's oversight role of the company's business. The nominating and governance committee also considers the board's diversity in recommending nominees, including diversity of experience, expertise, ethnicity, gender, and geography. The composition of the current board and the board nominees reflects diversity in business and professional experience, skills, ethnicity, gender, and geography.

Audit Committee	**Met Four Times in 2023 Following the Separation**

The audit committee is a separately-designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and is governed by a written charter.

The audit committee met four times during 2023 following the Separation. The current audit committee members are Patricia L. Moss, chair, German Carmona Alvarez, and William J. Sandbrook. The board determined that German Carmona Alvarez, Patricia L. Moss, and William J. Sandbrook are "audit committee financial experts" as defined by SEC rules, and all audit committee members are financially literate within the meaning of the listing standards of the NYSE. All members also meet the independence standard for audit committee members under our director independence guidelines, the NYSE listing standards, and SEC rules.

The audit committee assists the board in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent registered public accounting firm, and the internal auditors. The audit committee reviews and discusses with management and the independent registered public accounting firm, before filing with the SEC, the annual audited financial statements and quarterly financial statements. In addition, the audit committee oversees and provides recommendations to the board with respect to the management of risks related to environmental, health, safety, and other social and sustainability matters that fundamentally affect the company's business interests and long-term viability. The audit committee also:

- assists the board's oversight of:
  - the integrity of our financial statements and system of internal controls;
  - the company's compliance with legal and regulatory requirements and the code of conduct;
  - discussions with management regarding the company's earnings releases and guidance;
  - the independent registered public accounting firm's qualifications and independence;
  - the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm;
  - the performance of our internal audit function and independent registered public accounting firm; and
  - management of risk in the audit committee's areas of responsibility, including cybersecurity, financial reporting, legal and regulatory compliance, and internal controls;
- arranges for the preparation of and approves the report that SEC rules require we include in our annual proxy statement. See the section entitled "Audit Committee Report" for further information;
- reviews the company's environmental and social sustainability strategies, goals, commitments, policies, and performance;
- reviews any fatality, serious injury, or illness involving an employee, customer, contractor, or third-party occurring in connection with the company's operations;
- reviews any material noncompliance by the company with environmental, health, and safety laws and regulations;
- reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation with and into the company's strategy and operations;
- considers and advises the compensation committee on the company's performance with respect to incentive compensation metrics relating to environmental and social sustainability matters; and
- reviews stockholder proposals related to environmental and social sustainability matters.

Compensation Committee   Met Three Times in 2023 Following the Separation

The compensation committee met three times during 2023 following the Separation. The compensation committee consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the NYSE listing standards and who meet the definitions of non-employee directors for purposes of Rule 16-b under the Exchange Act. Current members of the compensation committee are German Carmona Alvarez, chair, Thomas Everist, and Patricia L. Moss.

The compensation committee is governed by a written charter and assists the board in fulfilling its responsibilities relating to the company's compensation policies and programs. It has direct responsibility for determining compensation for our Section 16 officers and for overseeing the company's management of compensation risk in its areas of responsibility. In determining the long-term incentive component of CEO compensation, the compensation committee may consider, among others, the company's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years. The compensation committee also reviews and recommends any changes to director compensation policies to the board. In addition, the compensation committee reviews and determines, or makes recommendations to the board for approval or modification of, human capital management matters related to our operations, including employee recruitment and retention matters, wellness, gender pay equity, diversity, and inclusion. The authority and responsibility of the compensation committee is outlined in the compensation committee's charter.

The compensation committee uses analysis and recommendations from outside consultants, the chief executive officer, and the human resources department in making its compensation decisions. The chief executive officer, the vice president of administration, and the chief legal officer regularly attend compensation committee meetings. The committee meets in executive session as needed. The processes and procedures for consideration and determination of compensation of the Section 16 officers as well as the role of our executive officers are discussed in the "Compensation Discussion and Analysis."

The compensation committee has sole authority to retain compensation consultants, legal counsel, or other advisers to assist in its duties. The committee is directly responsible for the appointment, compensation, and oversight of the work of such advisers. The compensation committee retained an independent compensation consultant, Meridian Compensation Partners, LLC (Meridian), to conduct a competitive analysis on non-employee director compensation and executive compensation. Prior to retaining an adviser, the compensation committee considered relevant factors to ensure the adviser's independence from management. Annually the compensation committee conducts a potential conflicts of interest assessment raised by the work of any compensation consultant and how such conflicts, if any, should be addressed. The compensation committee requested and received information from Meridian to assist in its potential conflicts of interest assessment. Based on its review and analysis, the compensation committee determined in 2023 (following the Separation) that Meridian was independent from management. Meridian does not provide any services other than consultation services to the compensation committee on executive and director compensation matters. Meridian reports directly to the compensation committee and not to management. Meridian participated in executive sessions with the compensation committee without members of management present.

The board determines compensation for our non-employee directors based upon recommendations from the compensation committee. In December 2022, the MDU Resources Compensation Committee retained Meridian to conduct an analysis of the company's compensation for non-employee directors.

Additional Governance Features

Board and Committee Evaluations

Our corporate governance guidelines provide that the board, in coordination with the nominating and governance committee, will annually review and evaluate the performance and functioning of the board and its committees. For more detail on our board evaluation process, see "Board Evaluations and Process for Selecting Directors" in the section entitled "Board of Directors."

Executive Sessions of the Independent Directors

The non-employee directors meet in executive session at each regularly scheduled quarterly board meeting. The chair of the board presides at the executive session of the non-employee directors.

Director Resignation Upon Change of Job Responsibility

Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility.

Majority Voting in Uncontested Director Elections

Our corporate governance guidelines require that in uncontested elections (those where the number of nominees does not exceed the number of directors to be elected), director nominees must receive the affirmative vote of a majority of the votes cast to be elected to our board. Contested director elections (those where the number of director nominees exceeds the number of directors to be elected) are governed by a plurality of the vote of shares present online or represented by proxy at the meeting.

The board has adopted a director resignation policy for incumbent directors in uncontested elections. Any proposed nominee for re-election as a director shall, before he or she is nominated to serve on the board, tender to the board his or her irrevocable resignation that will be effective, in an uncontested election of directors only, upon (i) such nominee's receipt of a greater number of votes "against" election than votes "for" election at our annual meeting of stockholders; and (ii) acceptance of such resignation by the board.

Overboarding Policy

Our corporate governance guidelines state that a director may not serve on more than two other public company boards and our executive officers may not serve on more than one other public company board. Currently, all of our directors and executives are in compliance with this policy.

Board Refreshment

Recognizing the importance of board composition and refreshment for effective oversight, the nominating and governance committee will annually consider the composition and needs of the board, review potential candidates, and recommend to the board nominees for appointment or election. The nominating and governance committee and the board are committed to identifying individuals with diverse backgrounds whose skills and experiences will enable them to make meaningful contributions to shaping the company's business strategy and priorities. To further board refreshment efforts, the nominating and governance committee engaged an independent global search firm in 2023 to assist with identifying, evaluating and recruiting a diverse pool of potential director candidates. As part of its consideration of director succession, the nominating and governance committee from time to time reviews, including when considering potential candidates, the appropriate skills and characteristics required of board members. The board considers diversity of skills, expertise, race, ethnicity, gender, age, education, geography, cultural background, and professional experiences in evaluating board candidates for expected contributions to an effective board. Directors are not eligible to be nominated or appointed to the board if they are 74 years of age or older at the time of election or appointment, subject to certain exceptions as set forth in the corporate governance guidelines. Given the breadth of our businesses, we believe the mandatory retirement age allows us to benefit from experienced directors, with industry expertise, company institutional knowledge and historical perspective, stability, and comfort with challenging company management, while maintaining our ability to refresh the board through the addition of new members.

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend in the same manner we consider other nominees. Stockholders who wish to recommend a director candidate may submit recommendations, along with the information set forth in the guidelines, to the nominating and governance committee chair in care of the secretary at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568.

Stockholders who wish to nominate persons for election to our board at an annual meeting of stockholders must follow the applicable procedures set forth in our bylaws. Our bylaws are available on our website. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting" in the section entitled "Information about the Annual Meeting" for further details.

Prohibitions on Hedging/Pledging Company Stock

The director compensation policy prohibits directors from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call. The insider trading policy prohibits executives from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call.

Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide. It applies to all directors, officers, and employees. The Leading With Integrity Guide defines our values, our culture, and our commitments to stakeholders while setting expectations of employee conduct for legal and ethical compliance. We also have a Vendor Code of Conduct setting forth our expectations of vendors including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. Our Vendor Code of Conduct is available on our company website, which is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

We intend to satisfy our disclosure obligations regarding amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer, and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b), and waivers of the code of conduct for our directors or executive officers, as required by NYSE listing standards, by posting such information on our website.

Proxy Access

Our bylaws allow stockholders to nominate directors for inclusion in our Proxy Statement subject to the following parameters:

Ownership Threshold:	3% of outstanding shares of our common stock
Nominating Group Size:	Up to 20 stockholders may combine to reach the 3% ownership threshold
Holding Period:	Continuously for three years
Number of Nominees:	The greater of two nominees or 20% of our board

We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. Stockholders who wish to nominate directors for inclusion in our Proxy Statement in accordance with proxy access must follow the procedures in our bylaws. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting."

Cybersecurity Oversight

The audit committee reviewed reports and received presentations at each of its regular quarterly meetings following the Separation in 2023 concerning cybersecurity-related issues including information security, technology risks, and risk mitigation programs. All members of the board received copies of reports and were present during the presentations. The company has established a Cyber Risk Oversight Committee (CYROC) to provide executive management and the audit committee with analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the company's electronic information, information technology and operation technology systems as well as other technology risks including risks arising from artificial intelligence. The CYROC is responsible for guiding the company's comprehensive cybersecurity policies. The CYROC is chaired by the company's supervisor of cybersecurity and is comprised of members from financial and operations management as well as information technology leaders. The company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the company's data. External reviews are conducted to assess company information security programs and practices, including incident management, service continuity, and information security compliance programs. The company has not had an indication of a material cybersecurity breach and has not incurred any expenses, penalties, or settlements arising from a material cybersecurity breach. The company maintains a cyber liability insurance policy providing insurance coverage within the policy limits for liability losses and business interruption events arising from a cybersecurity breach. The audit committee receives periodic briefings concerning cybersecurity, information security, technology risks including risks arising from artificial intelligence, and risk mitigation programs. Please refer to Item IC. Cybersecurity in Part I of our 2023 Form 10-K for additional information regarding cybersecurity matters.

Corporate Governance Materials

Stockholders can see our bylaws, corporate governance guidelines, board committee charters, and Leading With Integrity Guide on our website. The information on our website is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.

Corporate Governance Materials	Website
• Bylaws	investors.kniferiver.com/governance/governance-documents/
• Corporate Governance Guidelines	investors.kniferiver.com/governance/governance-documents/
• Board Committee Charters for the Audit, Compensation and Nominating and Governance Committees	investors.kniferiver.com/governance/governance-documents/
• Leading With Integrity Guide	kniferiver.com/integrity/

Related Person Transaction Disclosure

The board's policy for the review of related person transactions is contained in our corporate governance guidelines. The policy requires the audit committee to review any proposed transaction, arrangement or relationship, or series thereof:

- in which the company was or will be a participant;
- the amount involved exceeds $120,000; and
- a related person had or will have a direct or indirect material interest.

Prior to the company entering into a related person transaction that would be required to be disclosed under the SEC rules, the audit committee will, after a reasonable prior review and consideration of the material facts and circumstances, make a determination or recommendation to the board and appropriate officers of the company with respect to the transactions as the audit committee deems appropriate. The committee will prohibit any such related person transaction if it determines it to be inconsistent with the best interests of the company and its stockholders.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to our chief legal officer all proposed or existing related person transactions in which they are involved.

Except as described below, we had no related person transactions in 2023.

Separation-Related Agreements

On May 30, 2023, Knife River Corporation (formerly known as Knife River Holding Company) entered into a separation and distribution agreement (the separation agreement) with MDU Resources, pursuant to which MDU Resources agreed to transfer its wholly owned subsidiary, KRC Materials, Inc. (formerly known as Knife River Corporation) to us and distribute approximately 90% of our outstanding common stock to MDU Resources' stockholders of record as of the close of business on May 22, 2023 (the Distribution). The Distribution became effective at 11:59 p.m., Eastern time, on May 31, 2023.

Following the Distribution, MDU Resources retained approximately 10% of the outstanding shares of our common stock, which were sold by MDU Resources on November 10, 2023 in an underwritten public offering, as discussed below.

In connection with the Separation and the Distribution, we entered into several other Separation-related agreements with MDU Resources that govern the relationship of the parties following the Distribution, including a transition services agreement, a tax matters agreement, an employee matters agreement, and a stockholder and registration rights agreement (each entered into on May 30, 2023).

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement identified the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of us and MDU Resources as part of the Separation, and provided for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provided, among other things, that:

- Assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, Knife River Holding Company, which are referred to as the "Knife River Holding Company Assets," were transferred to us, as applicable, generally including:

  - Equity interests in certain MDU Resources subsidiaries that held assets primarily related to Knife River.

  - Customer, distribution, supply and vendor contracts (or portions thereof) to the extent they related to Knife River.

  - Certain third-party vendor contracts for services primarily related to Knife River.

  - Rights to technology, software and intellectual property primarily related to Knife River.

  - Exclusive rights to information exclusively related to Knife River and nonexclusive rights to information related to Knife River.

  - Rights and assets expressly allocated to us pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the Separation.

  - Permits used by Knife River.

  - Other assets that are included in our pro forma balance sheet within the company's registration statement on Form 10.

- Liabilities primarily related to, or included on the balance sheet of, Knife River, which are referred to as the "Knife River Holding Company Liabilities," were retained by or transferred to us, as applicable.

- All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Knife River Holding Company Assets and Knife River Holding Company Liabilities (such assets and liabilities, other than the Knife River Holding Company Assets and the Knife River Holding Company Liabilities, referred to as the "MDU Resources Assets" and "MDU Resources Liabilities," respectively) were retained by or transferred to MDU Resources, as applicable.

The Distribution

The separation agreement also governed the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Separation Date, MDU Resources distributed to its stockholders that hold shares of MDU Resources common stock as of the record date approximately 90% of our issued and outstanding shares on a pro rata basis. MDU Resources stockholders received cash in lieu of any fractional shares.

Claims

In general, each party to the separation agreement assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement provided that we and our affiliates will release and discharge MDU Resources and its affiliates from all liabilities assumed by us as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the Separation Date relating to its business, and from all liabilities existing or arising in connection with the implementation of the Separation, except as expressly set forth in the separation agreement. MDU Resources and its affiliates released and discharged us and our affiliates from all liabilities retained by MDU Resources and its affiliates as part of the Separation and from all liabilities existing or arising in connection with the implementation of the Separation, except as expressly set forth in the separation agreement.

These releases did not extend to obligations or liabilities under any agreements between the parties that remained in effect following the Separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, a stockholder and registration rights agreement and certain other agreements, including the transfer documents in connection with the Separation.

Indemnification

In the separation agreement, we agreed to indemnify, defend and hold harmless MDU Resources, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

- The Knife River Holding Company Liabilities.

- The failure by us or any other person to pay, perform or otherwise promptly discharge any of the Knife River Holding Company Liabilities, in accordance with their respective terms, whether prior to, at or after the Distribution.

- Except to the extent relating to a MDU Resources Liability, any guarantee, indemnification or contribution obligation for our benefit by MDU Resources that survived the Distribution.

- Any breach by us of the separation agreement or any of the ancillary agreements.

- Any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement or in the information statement (as amended or supplemented), in each case, that were filed with the SEC related to the Separation, other than any such statements or omissions directly relating to information regarding MDU Resources, provided to us by MDU Resources, for inclusion therein.

In the separation agreement, MDU Resources agreed to indemnify, defend and hold harmless Knife River, each of its affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

- The MDU Resources Liabilities.

- The failure of MDU Resources or any other person to pay, perform, or otherwise promptly discharge any of the MDU Resources Liabilities, in accordance with their respective terms whether prior to, at, or after the Distribution.

- Except to the extent relating to a Knife River Holding Company Liability, any guarantee, indemnification or contribution obligation for the benefit of MDU Resources by us that survived the Distribution.

- Any breach by MDU Resources of the separation agreement or any of the ancillary agreements.

- Any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding MDU Resources, provided to us by MDU Resources, for inclusion in the registration statement or in the information statement (as amended or supplemented), in each case, that were filed with the SEC related to the Separation.

The separation agreement also established procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement provided for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the Separation Date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both we and MDU Resources agreed in the separation agreement to use reasonable best efforts, prior to, on and after the Separation Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement contained provisions that governed, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between MDU Resources and us related to the Separation or the Distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of MDU Resources and the company. If such efforts are not successful, either we or MDU Resources may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the Separation and the Distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Separation and the Distribution, were and will continue to be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement included access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We and MDU Resources entered into a transition services agreement pursuant to which MDU Resources has provided and will continue to provide certain services to us and we have provided and will continue to provide services to MDU Resources, on an interim, transitional basis. The services include financial reporting, tax, legal, human resources, payroll services, information technology, risk management and other general and administrative functions. The transition services agreement specifies the fees payable for these services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the Separation Date.

Subject to certain exceptions in the case of willful misconduct or fraud, the liability of MDU Resources and us under the transition services agreement for the services provided will be limited to a specified maximum amount. The transition services agreement also provides that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.

During 2023, following the Separation, we paid approximately $3.0 million and received approximately $824,000 under the transition services agreement.

Tax Matters Agreement

We and MDU Resources entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations after the Distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The tax matters agreement also imposes certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the Distribution and certain related transactions. The tax matters agreement provides special rules that allocate tax liabilities in the event the Distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on MDU Resources or us that arise from the failure of the Distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Internal Revenue Code of 1986, as amended, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of our shares or assets, we generally will be responsible for all taxes imposed as a result of such acquisition or breach.

Employee Matters Agreement

We and MDU Resources entered into an employee matters agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement provides that, unless otherwise specified, MDU Resources is responsible for liabilities associated with employees who are employed by MDU Resources following the Separation and former employees whose last employment was with the MDU Resources businesses, and we will be responsible for liabilities associated with employees who will be employed by us following the Separation and former employees whose last employment was with our businesses.

The employee matters agreement also provides, subject to customary exceptions, that for a period of twelve months following the Separation Date neither MDU Resources nor Knife River nor their respective subsidiaries will solicit for employment certain individuals who were headquarters employees of the other party or its subsidiaries as of immediately prior to the Separation Date.

The employee matters agreement also governs the terms of equity-based awards granted by MDU Resources prior to the Distribution.

Stockholder and Registration Rights Agreement

We entered into a stockholder and registration rights agreement with MDU Resources pursuant to which we agreed that, upon the request of MDU Resources, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by MDU Resources. In addition, MDU Resources agreed to vote any shares of our common stock that it retained immediately after the Separation in proportion to the votes cast by our other stockholders. In connection with such agreement, MDU Resources granted us a proxy to vote its shares of our common stock in such proportion. This proxy is automatically revoked as to any particular share upon any sale or transfer of such share from MDU Resources to a person other than MDU Resources, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

On November 10, 2023, MDU Resources sold all 5,656,621 shares of our common stock in an underwritten public offering and we incurred approximately $360,000 of expenses under the stockholder and registration rights agreement in connection with the sale of such shares by MDU Resources. As of such date, the stockholder and registration rights agreement was terminated in accordance with its terms.

Debt Agreements

Senior Secured Credit Facilities

On May 31, 2023 (the Closing Date), we entered into a new credit agreement (the Credit Agreement), as borrower, together with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other financial institutions from time to time party thereto.

The Credit Agreement provides for (a) a senior secured first lien revolving credit facility in an initial aggregate principal amount of up to $350.0 million (the Revolving Credit Facility) and (b) a senior secured first lien term loan facility in an initial aggregate principal amount of up to $275.0 million (the Term Loan Facility, and, together with the Revolving Credit Facility, the Senior Secured Credit Facilities).

On the Closing Date, we borrowed the full $275.0 million under the Term Loan Facility and $190.0 million under the Revolving Credit Facility.

Notes

On April 25, 2023, we issued $425.0 million aggregate principal amount of 7.75 percent senior notes due 2031 (the Notes), pursuant to an indenture dated as of April 25, 2023. On May 31, 2023, the proceeds plus accrued interest from the offering of the Notes were released from escrow in accordance with that certain Escrow Agreement, dated April 25, 2023, among us and U.S. Bank National Association, as escrow agent.

On May 31, 2023, we contributed such escrow proceeds to KRC Materials, Inc. and otherwise used them to pay our and our subsidiaries' fees, costs and expenses related to the Separation, the Distribution and related transactions. Also on May 31, 2023, KRC Materials, Inc. used such proceeds, along with net proceeds from the Closing Date borrowings under the Senior Secured Credit Facilities, as described above, to pay a dividend of $825.0 million to Centennial Energy Holdings, Inc. (Centennial), which was used by Centennial to repay a portion of the notes payable to Centennial, for our prior usage of Centennial's central cash management and financing program. Such program was funded by Centennial's commercial paper and revolving credit facility borrowings.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Director Compensation for 2023

Our non-employee directors are compensated for their service according to the Knife River Corporation Director Compensation Policy. Only one company employee, Brian R. Gray, the company's president and chief executive officer, serves as a director. Mr. Gray receives no additional compensation for his service on the board. Director compensation is reviewed annually by the compensation committee. The committee's independent compensation consultant provided an analysis of the company's director compensation for 2023. The December 2022 analysis included research on market trends in director compensation as well as a review of director compensation practices of companies in our compensation benchmarking peer group, which was comprised of the same companies used for purposes of benchmarking compensation for our named executive officers. The independent compensation consultant, Meridian, prepared a report on director compensation which indicated the company's average annual cash and equity compensation for the company's non-employee directors ranked in the 75th percentile of the company's peer group. In May 2023, the board determined the annual cash and equity compensation for the company's non-employee directors was appropriate and set the annual compensation of non-executive directors effective as of June 1, 2023, as follows:

	Effective June 1, 2023
Annual Base Cash Retainer	$110,000
Annual Additional Cash Retainers:	
Non-Executive Chair	125,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	15,000
Annual Stock Grant[1] - Directors (other than Non-Executive Chair)	150,000
Annual Stock Grant[2] - Non-Executive Chair	175,000

[1] The annual stock grant is a grant of shares of company common stock equal in value to $150,000.

[2] The annual stock grant is a grant of shares of company common stock equal in value to $175,000.

Cash retainers are paid monthly. The annual stock grant for non-executive directors is for the director's service provided during the calendar year. The award is granted in November following the regularly scheduled board meeting and is fully vested upon grant. Directors serving less than a full year receive a prorated stock award based on the number of months served in the applicable calendar year.

There are no meeting fees paid to the directors.

The following table outlines the compensation paid to our non-employee directors for 2023 for the period following the Separation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
German Carmona Alvarez	72,917	150,000	60	222,977
Thomas Everist	72,917	150,000	60	222,977
Karen B. Fagg	137,083	164,583	60	301,726
Patricia L. Moss	75,833	150,000	60	225,893
William J. Sandbrook	64,167	87,500	60	151,727

[1] Directors receive an annual award of company common stock with a value of $150,000, except the non-executive chair who receives an award of company common stock with a value of $175,000, under the Knife River Corporation Long-Term Performance-Based Incentive Plan. Directors serving less than a full year receive a prorated stock award based on the number of months served, provided that for 2023 directors that served on the board of MDU Resources prior to the Separation received an award inclusive of their service on the MDU Resources board in accordance with the Separation related agreements. All stock awards are measured in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. The grant date fair value is based on the closing price of our common stock on the grant date of November 15, 2023, which was $57.57 per share. The amount paid in cash for fractional shares is included in the amount reported in the stock awards column to this table.

[2] Includes group life insurance premiums paid on behalf of the director as applicable. Amounts for life insurance premiums reflect prorated amounts for directors serving less than a full year based on the number of months served.

Other Compensation

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the board. The annual cost per director is $103.20. Directors are reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees. Perquisites, if any, were below the disclosure threshold in 2023.

Deferral of Compensation

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board.

Stock Ownership Policy

Our director stock ownership policy contained in our corporate governance guidelines requires each director to beneficially own our common stock equal in value to five times the director's annual cash base retainer. Shares acquired through purchases on the open market and received through our Knife River Corporation Long-Term Performance-Based Incentive Plan (LTIP) are considered in ownership calculations as well as other beneficial ownership of our common stock by a spouse or other immediate family member residing in the director's household. A director is allowed five years commencing January 1 of the year following the year of the director's initial election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. All directors are in compliance with the stock ownership policy or are within the first five years of their election to the board. For further details on our director's stock ownership, see the section entitled "Security Ownership."

SECURITY OWNERSHIP

Security Ownership Table

The table below sets forth the number of shares of our common stock that each director, each director nominee, each named executive officer, and all directors and executive officers as a group owned beneficially as of February 29, 2024. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the vesting and settlement of outstanding equity awards, if any, within 60 days after February 29, 2024. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them (or shares such power with his or her spouse). The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock issuable upon the vesting and settlement of outstanding awards, if any, held by that person within 60 days of February 29, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name	Shares of Common Stock Beneficially Owned (#)	Percent of Class (%)
German Carmona Alvarez	2,809	*
Nancy K. Christenson	34,053 [1]	*
Thomas Everist	169,391	*
Karen B. Fagg	26,064	*
Brian R. Gray	8,312 [1]	*
Trevor J. Hastings	16,727 [1]	*
Thomas W. Hill	22,914 [2]	*
Karl A. Liepitz	10,332 [1]	*
Patricia L. Moss	25,658	*
Nathan W. Ring	7,749 [1]	*
William J. Sandbrook	1,519	*
All directors, director nominees, and executive officers as a group (13 in number)	337,519 [1]	0.6

* Less than one percent of the class. Percent of class is calculated based on 56,609,704 outstanding shares as of February 29, 2024.

[1] Includes full shares allocated to the officer's account in our 401(k) retirement plan.

[2] Shares represent ownership in a third-party investment fund that is invested in company stock.

Hedging Policy

The company's Director Compensation Policy and its Insider Trading Policy prohibit our directors and executives from hedging their ownership of company stock. The Director Compensation Policy applies to all directors who are not full-time employees of the company. The Insider Trading Policy applies to all employees of the company. Under the policies, directors and executives are prohibited from engaging in transactions that allow them to own stock technically but without the full benefits and risks of such ownership, including, but not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, forward sale contracts, and other financial transactions that allow the director or executive to benefit from the devaluation of the company's stock.

The company policies also prohibit directors, executives, and related persons from holding company stock in a margin account, with certain exceptions, or pledging company securities as collateral for a loan. Company common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. "Related person" means an executive officer's or director's spouse, minor child, and any person (other than a tenant or domestic employee) sharing the household of a director or executive officer as well as any entities over which a director or executive officer exercises control.

Greater Than 5% Beneficial Owners

Based solely on filings with the SEC, the table below shows information regarding the beneficial ownership of more than 5% of the outstanding shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	**The Vanguard Group** 100 Vanguard Blvd. Malvern, PA 19355	6,044,184 [1]	10.69%
Common Stock	**BlackRock, Inc.** 50 Hudson Yards New York, NY 10001	6,707,973 [2]	11.9%

[1] Based solely on the Schedule 13G, Amendment No. 1, filed on February 13, 2024, The Vanguard Group reported sole dispositive power with respect to 5,951,871 shares, shared dispositive power with respect to 92,313 shares, and shared voting power with respect to 35,540 shares.

[2] Based solely on the Schedule 13G, Amendment No. 1, filed on January 23, 2024, BlackRock, Inc. reported sole voting power with respect to 6,595,920 shares and sole dispositive power with respect to 6,707,973 shares as the parent holding company or control person of BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Investment Management (Australia) Limited; and BlackRock Fund Managers Ltd.

EXECUTIVE COMPENSATION

ITEM 2. ADVISORY VOTE TO APPROVE THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act and Rule 14a-21(b), we are asking our stockholders to indicate, on an advisory basis, whether future advisory votes to approve the compensation paid to our named executive officers should be held every year, every two years, or every three years. This proposal is also known as a "say-on-frequency" proposal.

Our board has determined that our stockholders should have the opportunity to vote on the compensation of our named executive officers every year. The board believes that giving our stockholders the right to cast an advisory vote every year on the compensation of our named executive officers is a good corporate governance practice and is in the best interests of our stockholders. Annual advisory votes provide the highest level of accountability and direct communication with our stockholders.

The board has discussed and carefully considered the alternatives regarding the frequency of future advisory votes to approve executive compensation in an effort to determine the approach that would best serve the company and its stockholders. Our board has considered several factors supporting an annual vote, including:

- An annual say-on-pay vote provides us with immediate and direct input from our stockholders on our compensation principles and practices as disclosed in the proxy statement every year.
- An annual say-on-pay vote provides frequent feedback from our stockholders, which is consistent with our efforts to seek input from our stockholders regarding corporate governance and our compensation philosophy.
- The lack of an annual say-on-pay vote might make it more difficult for us to understand the outcome of a stockholder vote as to whether the stockholder vote pertains to the compensation disclosed in the current year proxy statement or pay practices over the previous year or two years. As a result, a frequency other than annual might make it more difficult for the board to understand and respond appropriately to the message being communicated by our stockholders.

By voting on this Item 2, stockholders are not approving or disapproving the board's recommendation, but rather are indicating whether they prefer an advisory vote on named executive officer compensation be held every year, every two years, or every three years. Stockholders may also abstain from voting.

Although the board intends to carefully consider the voting results of this proposal, it is an advisory vote and the results will not be binding on the board, the compensation committee or the company, and the board and the compensation committee may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the option selected by our stockholders. In accordance with Section 14A of the Exchange Act, the next "say-on-frequency" vote will be held no later than the annual meeting of stockholders in 2030.

> **The board of directors recommends that an advisory vote on compensation paid to our named executive officers be held every year.**

The frequency of every year, every two years, or every three years that receives the most votes of our common stock present online or represented by proxy at the annual meeting and entitled to vote on the proposal will be the frequency for the advisory vote on executive compensation that has been recommended by our stockholders. Abstentions will not count as votes for or against any frequency. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

ITEM 3. ADVISORY VOTE TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act and Rule 14a-21(a), we are asking our stockholders to approve, in an advisory vote, the compensation of our named executive officers, most of which was determined by MDU Resources prior to the Separation, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. As discussed in the Compensation Discussion and Analysis, the compensation committee and board believe the current executive compensation program directly links compensation of the named executive officers to our financial performance and aligns the interests of the named executive officers with those of our stockholders. The compensation committee and board also believe the executive compensation program provides the named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward the named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy for 2023 was built on a foundation of these guiding principles:

- we review competitive compensation data for the named executive officers, to the extent available, and incorporate internal equity in the final determination of target compensation levels;

- we align executive compensation and performance by using annual performance measures based on financial and strategic criteria that are important to stockholder value; and

- we align executive compensation with the interests of our stockholders by awarding the largest component of executive compensation in the form of stock awards where the value of the award is tied to the performance of our stock.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2023. Our board has determined to hold this advisory vote every year. Accordingly, unless the board determines otherwise, including as a result of votes cast in connection with Item 2 in this Proxy Statement, the next advisory vote to approve the compensation of our named executive officers will be held at our 2025 annual meeting of stockholders.

Accordingly, the following resolution is submitted for stockholder vote at the annual meeting:

"RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion of this Proxy Statement, is hereby approved."

As this is an advisory vote, the results will not be binding on the company, the board, or the compensation committee and will not require us to take any action. The final decision on the compensation of the named executive officers remains with the compensation committee and the board, although the board and compensation committee will consider the outcome of this vote when making future compensation decisions.

> **The board of directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement.**

Approval of the compensation of the named executive officers requires the affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

Information Concerning Executive Officers

Information concerning our current executive officers, including their ages as of December 31, 2023, present corporate positions, and relevant business experience and qualifications is as follows:

Name	Age	Present Corporate Position and Business Experience
Brian R. Gray	53	Mr. Gray was elected president and chief executive officer of Knife River Corporation (now known as KRC Materials, Inc.), effective March 1, 2023. Prior to that, he was president of KRC Materials, Inc. effective January 1, 2023, and region president of Knife River Corporation-Northwest effective January 11, 2012. Mr. Gray was appointed as a director of the company effective March 1, 2023, and president and CEO effective May 3, 2023. For more information about Mr. Gray, see the section entitled "Item 1. Election of Directors."
Nathan W. Ring	48	Mr. Ring was elected vice president and chief financial officer of the company, effective May 3, 2023. Prior to that, he obtained 21 years of experience with MDU Resources, an energy delivery and construction services business, including the following MDU Resources subsidiaries: Knife River Corporation (now known as KRC Materials, Inc.), MDU Construction Services Group, Inc., and Centennial Energy Resources, LLC. Prior to his service as our vice president and chief financial officer, Mr. Ring most recently led the acquisition strategy for Knife River as vice president of business development from November 2017 to May 31, 2023. He also served as vice president, controller and chief accounting officer for MDU Resources from 2014 to 2016. Prior to these roles, Mr. Ring held positions as a controller for Knife River and MDU Construction Services Group, Inc.
Karl A. Liepitz	45	Mr. Liepitz was elected vice president, chief legal officer and secretary of the company, effective May 31, 2023. Prior to that, he was vice president, general counsel and secretary of MDU Resources, an energy delivery and construction services business, effective February 6, 2021 until May 31, 2023. Prior to that, he was assistant general counsel and assistant secretary of MDU Resources, effective January 1, 2017, and senior attorney and assistant secretary effective January 9, 2016. He held legal positions of increasing responsibility with MDU Resources since August 2003.
Trevor J. Hastings	50	Mr. Hastings was elected vice president and chief operating officer of the company, effective May 31, 2023. Prior to that, he was elected president and chief executive officer of WBI Energy, Inc., an MDU Resources subsidiary and natural gas transportation provider, effective October 16, 2017 until May 31, 2023. Prior to that, he was vice president of business development and operations support of Knife River Corporation (now known as KRC Materials, Inc.), effective January 11, 2012; and vice president of corporate development effective January 1, 2007.
Nancy K. Christenson	68	Ms. Christenson was elected vice president of administration of the company, effective May 31, 2023. She has over 45 years of experience with Knife River and has oversight of human resources, compensation and benefits, compliance and employee relations. She was appointed vice president of administration of Knife River Corporation (now known as KRC Materials, Inc.) in May 2008. Prior positions at KRC Materials, Inc. have included vice president and chief accounting officer from January 2003 to May 2008; controller from January 1995 to December 2002; and numerous other accounting roles from 1977 to 1994.
Glenn R. Pladsen	57	Mr. Pladsen was elected vice president of support services of the company, effective May 31, 2023. He has oversight of information technology, environmental management, capital budgeting and national account functions. He joined Knife River in 2007 as director of information technology, with a focus on deploying standard information systems and business processes across the Knife River operating companies. In 2012, Mr. Pladsen began overseeing the capital budgeting process and national account programs in addition to his information technology role. In 2015, Mr. Pladsen also took on a leadership role of Knife River's safety and environmental programs. He was named vice president of operations support of Knife River Corporation (now known as KRC Materials, Inc.) in January 2020, and added the responsibility of the corporate training program, along with the design and construction of the Knife River Training Center.
Marney L. Kadrmas	54	Ms. Kadrmas was elected chief accounting officer of the company, effective May 31, 2023. She has 24 years of experience with Knife River. Ms. Kadrmas previously served as vice president, region controller and assistant secretary for the company's Northwest segment from January 1, 2022 until May 31, 2023; and region controller and assistant secretary from July 16, 2014 to December 31, 2021. Prior to that, she was director of accounting for Knife River from 2012 to 2014, and she was financial planning and reporting manager from 2005 to 2012.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis describes how our named executive officers were compensated for 2023, both prior to and following the Separation, and how their 2023 compensation aligns with our pay-for-performance philosophy. It also describes the oversight of the compensation committee and the rationale and processes used to determine the 2023 compensation of our named executive officers following the Separation, including the objectives and specific elements of our compensation program.

The Compensation Discussion and Analysis contains statements regarding corporate performance targets and goals. The targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Our Named Executive Officers for 2023 were:

Brian R. Gray	President and Chief Executive Officer (CEO)
Nathan W. Ring	Vice President and Chief Financial Officer (CFO)
Trevor J. Hastings	Vice President and Chief Operating Officer (COO)
Karl A. Liepitz	Vice President, Chief Legal Officer and Secretary (CLO)
Nancy K. Christenson	Vice President of Administration

Special Note Regarding the Separation

Overview

Prior to the completion of the Separation on June 1, 2023, we were a wholly-owned subsidiary of MDU Resources. For the first five months of 2023, our named executive officers served in various roles for MDU Resources and its subsidiaries, and executive compensation decisions were determined by the compensation committee (the "MDU Resources Compensation Committee") of the board of directors of MDU Resources (the "MDU Resources Board") or MDU Resources management, as applicable. Information presented for the period of time prior to the Separation reflects the historical compensation philosophy, strategy and program designed by MDU Resources and approved by the MDU Resources Compensation Committee, as well as the consideration of such factors as the MDU Resources Compensation Committee or management of MDU Resources determined were appropriate for an organization of MDU Resources' size and complexity. Upon the effectiveness of the Separation, our named executive officer compensation was adjusted pursuant to the offer letters that the named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River. In connection with the Separation, MDU Resources outstanding equity awards were converted into Knife River equity awards, as described below.

In 2024 and thereafter, our named executive officers will not receive any compensation from MDU Resources or participate in MDU Resources compensation programs and all decisions with respect to the compensation of our named executive officers will be made by the compensation committee or the board.

While this section of our Proxy Statement describes the 2023 compensation program, we have also previewed executive compensation design changes that have been approved for 2024, which will be our first full compensation cycle as a standalone public company.

Timeline of 2023 Executive Compensation

Due to the mid-year Separation, named executive compensation changed during 2023.

Between January 1, 2023 and May 31, 2023: Named executive officer compensation was determined by MDU Resources and company management and 2023 MDU Resources equity awards were approved by the MDU Resources Compensation Committee and MDU Resources Board.

June 1, 2023: The Separation:

- *Offer letters*: provided for applicable changes in title, base salary, annual cash incentive target compensation and long-term equity-based incentive awards.

- *Treatment of outstanding equity awards*: MDU Resources equity-based awards that were outstanding immediately prior to the Separation and held by named executive officers were treated as follows:

  ◦ Restricted stock units: at the effective time of the Separation, each award of MDU Resources restricted stock units held by a named executive officer was converted into an award of restricted stock units with respect to Knife River common stock and the number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award as measured immediately before and immediately after the Separation, subject to rounding.

  ◦ Performance share awards: effective as of immediately prior to the Separation, the MDU Resources Board determined the level of performance for each completed fiscal year(s) within the applicable performance period based on actual performance results, and the performance level for each incomplete fiscal year within the applicable performance period was deemed to be achieved at the target level. Then, at the effective time of the Separation, each award of MDU Resources performance shares held by a named executive officer was converted into an award of restricted stock units with respect to Knife River common stock and the number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award (taking into account the determination of performance as of immediately prior to the Separation) as measured immediately before and immediately after the Separation, subject to rounding.

July 12, 2023: In order to effectuate the increases in the 2023 long-term incentive equity award opportunity set forth in the offer letters, the offer letters for certain of the named executive officers contemplated that an additional award of restricted stock units would be granted to such named executive officers by Knife River after the Separation. Accordingly, as described in more detail below, on July 12, 2023, the compensation committee approved additional grants of Knife River time-based restricted stock units.

Executive Summary

Compensation Committee Responsibilities and Objectives

As of the Separation, the compensation committee is responsible for designing and approving our executive compensation program and setting compensation opportunities for our named executive officers. The objectives of our executive compensation program for executive officers are to:

- recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;

- reward executives for short-term performance as well as for growth in enterprise value over the long-term;

- ensure effective utilization and development of talent by working in concert with other management processes - for example, performance appraisal, succession planning, and management development;

- help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and

- provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

The above executive compensation objectives outlined in our executive compensation policy are directly linked to our business strategy to ensure officers are focused on elements that drive our business success and create stockholder value.

Pay for Performance

To ensure management's interests are aligned with those of our stockholders and the performance of the company, the majority of the CEO's and the other named executive officers' compensation is dependent on the achievement of company performance targets and long-term incentives. The charts below show the 2023 pay mix for the CEO and average 2023 pay mix of the other named executive officers, including base salary and the annual and long-term incentives at target.



2023 CEO Target Pay Mix

Base Salary, 16.9%
Annual Incentive, 19.5%
Long Term Incentive, 63.6%
83.1% At Risk

- Base Salary
- Annual Incentive
- Long Term Incentive

2023 Other Named Executive Officers Average Target Pay Mix

Base Salary, 31.5%
Annual Incentive, 22.7%
Long Term Incentive, 45.8%
68.5% At Risk

- Base Salary
- Annual Incentive
- Long Term Incentive

Annual Base Salary

We provide our named executive officers with base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with our compensation philosophy of linking pay to performance, our executives receive a relatively smaller percentage of their overall target compensation in the form of base salary. In establishing base salaries, the compensation committee considers each executive's individual performance, the scope and complexities of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data.

Prior to the Separation, the MDU Resources Compensation Committee determined the base salaries for our named executive officers. Upon the effectiveness of the Separation, base salaries were adjusted pursuant to the offer letters that the named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River. After the Separation and going forward, the compensation committee will review the base salaries payable to our named executive officers on an annual basis to ensure they remain competitive for an independent public company.

Annual Cash Incentive Awards

We are committed to linking our annual cash incentive awards for our executive officers to performance by rewarding achievement of financial performance measures and ensuring our executive officers are focused and accountable for our growth and profitability.

Prior to the Separation, the MDU Resources Compensation Committee approved a target annual incentive award based on a percentage of the executive's base salary. Upon the effectiveness of the Separation, the annual cash incentive targets for the CEO, CFO, COO and Vice President of Administration were adjusted pursuant to the offer letters that such named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River, while the CLO's annual cash incentive target remained the same following the Separation. Payouts for the CEO, CFO and vice president of administration were based solely on Knife River performance and strategic measures because such individuals were in positions at Knife River for all of 2023. In contrast, because the COO served as the president and chief executive officer of WBI Energy, Inc., an MDU Resources subsidiary, and the CLO served as the vice president, general counsel and secretary of MDU Resources, from January 1, 2023 until May 31, 2023, the MDU Resources Compensation Committee and MDU Resources

Board certified the results and determined their payouts for the period of time during 2023 until the Separation was completed based on certain MDU Resources financial and strategic performance goals that were approved by the MDU Resources Compensation Committee and MDU Resources Board. After the Separation, the compensation committee completed a thorough review of the annual cash incentive award program and approved the Knife River annual incentive performance measures applicable to each named executive officer as well as the threshold, target and maximum award opportunity levels. No changes were made to the annual cash incentive awards as a percentage of base salary following the Separation.

The actual annual cash incentive realized was determined by multiplying the target award by the payout percentage associated with the achievement of the executive's performance measures, subject to proration, as described below. The applicable annual cash incentive award performance measures selected by the MDU Resources Compensation Committee and MDU Resources Board, and subsequently approved by the compensation committee following the Separation for each named executive officer were:

- CEO: Adjusted EBITDA (as defined below) and Knife River Separation Performance (as defined below);

- CFO: Adjusted EBITDA;

- COO: WBI Energy, Inc. Adjusted Earnings from Continuing Operations (as defined below), Adjusted EBITDA and Knife River Separation Performance;

- CLO: Combined Adjusted Plan Earnings of MDU Resources Business Units (as defined below), Knife River Separation Performance, Completion of MDU Construction Services Group, Inc. Strategic Review (as defined below) and Adjusted EBITDA; and

- Vice President of Administration: Adjusted EBITDA.

As described in more detail below, for 2023, the annual cash incentive award performance periods and payouts were divided and prorated based on the distinct performance periods utilized in 2023, largely due to the Separation. The applicable performance periods, weightings and other award details for each named executive officer are also described in more detail below.

These performance measures were approved by the compensation committee following the Separation as the compensation committee determined that the performance measures for the company's named executive officers previously selected and approved by the MDU Resources Compensation Committee were still appropriate for 2023 following the Separation.

The MDU Resources Compensation Committee and the compensation committee also each approved diversity, equity and inclusion (DEI) modifiers as part of the 2023 annual cash incentive award program for certain named executive officers with the opportunity to add or deduct up to 5% of their annual cash incentive award target based on the achievement of the DEI initiatives as determined by the compensation committee, or the MDU Resources Compensation Committee, as applicable, in each case, subject to proration for 2023, as described in more detail below.

See the "Annual Cash Incentives" section within this Compensation Discussion and Analysis for further details on our company's annual cash incentive program.

Strategic Bonus for Mr. Hastings

In July 2023, the MDU Resources Compensation Committee and the MDU Resources Board awarded Mr. Hastings a $100,000 bonus for his work on a strategic review of MDU Construction Services Group, Inc.

Long-Term Equity-Based Incentive Awards

In February 2023, the MDU Resources Compensation Committee and the MDU Resources Board approved grants of MDU Resources time-based restricted stock units which were eligible to vest into MDU Resources common stock, plus dividend equivalents, on December 31, 2025. In connection with the Separation, these MDU Resources time-based restricted stock units converted into an award of restricted stock units with respect to Knife River common stock at the effective time of the Separation, and the number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award as measured immediately before and immediately after the Separation, subject to rounding. As discussed in more detail below, in July 2023 the compensation committee approved grants of Knife River time-based restricted stock units which are eligible to vest into Knife River common stock, plus dividend equivalents, on December 31, 2025. The restricted stock units enhance alignment with stockholders and serve as a retention tool. The restricted stock units will vest at the end of 2025, as long as the executive remains continuously employed with Knife River.

The MDU Resources Compensation Committee did not award performance shares for the 2023-2025 performance period in February 2023 due in part to, according to MDU Resources, the then-pending Separation. MDU Resources reported that the MDU Resources Compensation Committee awarded only time-based restricted stock units in February 2023 due to MDU Resources' significant strategic initiatives underway at the time and as a means of retention for executive officers of both entities during the pending Separation process.

As contemplated by the offer letters that the named executive officers entered into with us in connection with the Separation, the compensation committee approved additional grants of Knife River time-based restricted stock units in July 2023 following the Separation because the value of the MDU Resources time-based restricted stock unit awards granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023 only represented a portion of the the total value for the 2023 long-term equity-based incentive award grants set forth in the applicable offer letters, other than with respect to the CLO, for whom the total long-term equity-based incentive award amount contemplated by his offer letter was granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023.

See the "Long-Term Incentives" section within this Compensation Discussion and Analysis for further details on the company's long-term incentive program.

Stockholder Advisory Vote ("Say on Pay")

The compensation committee will consider stockholder input, including the votes cast on the "Say on Pay" proposal, regarding the compensation of our named executive officers. The first Say on Pay vote will be held at the annual meeting.

Compensation Practices

Our practices and policies ensure alignment between the interests of our stockholders and our executives as well as effective compensation governance.

What We Do

☑ **At-Risk Compensation** - The majority of the executive compensation program is at-risk, with incentive components tied to market industry practices to ensure the financial success of the company.

☑ **Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the NYSE listing standards and the SEC rules.

☑ **Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.

☑ **Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the overall company and the business segments against pre-established goals. As discussed in the 2024 annual and long-term incentive preview section, the compensation committee awarded performance shares and time-based restricted stock units in February 2024 and intends to continue such practice going forward.

☑ **Annual Cash Incentive** - Payment of annual cash incentive awards is based on overall pre-established annual company performance measured in terms of Adjusted EBITDA, and for certain executives, other strategic objectives.

☑ **Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.

☑ **Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.

☑ **Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times his base salary, and the other named executive officers are required to own stock equal to two or three times their base salary. Net share awards must also be held until share ownership requirements are met.

☑ **Clawback Policy** - If the company's audited financial statements are restated due to any material noncompliance with the financial reporting requirements under the securities laws, the company is required to pursue recoupment of certain "erroneously awarded" compensation paid to our executive officers.

What We Do Not Do

☒ **Stock Options** - The company does not use stock options as a form of incentive compensation.

☒ **Employment Agreements** - Executives do not have employment agreements entitling them to specific payments upon termination or a change of control of the company.

☒ **Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.

☒ **Hedge Stock** - Executives are not allowed to hedge company securities.

☒ **Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.

☒ **No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.

☒ **Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

2023 Compensation Framework

Compensation Decision Process for 2023

The process for making executive compensation decisions for 2023 is depicted below.

August 2022 MDU Resources Compensation Committee Meeting	• Set 2023 salary grade structure
November 2022 MDU Resources Compensation Committee Meeting	• Approve 2023 executive base salaries and incentive targets for COO (for his role as CEO of WBI Energy) and CLO (for his role as VP and General Counsel)
February 2023 MDU Resources Compensation Committee Meeting	• Approve annual incentive performance measures for 2023 Plan Year • Approve long-term restricted stock grants for 2023-2025 • Approve revised 2023 base salary and incentive target for CEO effective March 1, 2023
March 2023 MDU Resources Compensation Committee Meeting	• Approve offer letters for Knife River executives subject to occurrence of Separation
May 2023 MDU Resources Compensation Committee Meeting	• Approve conversion of outstanding long-term performance grants for 2021-2023 and 2022-2024 to time-based awards
July 2023 MDU Resources Compensation Committee Meeting	• Approve 2023 annual incentive results for COO and CLO for period prior to Separation
July 2023 Knife River Compensation Committee Meeting	• Approve 2023 annual incentive performance measures, targets and payout opportunities • Affirm previous approval by MDU Resources Compensation Committee of 2023 Long-Term Incentive grants • Approve 2023 additional long-term incentive grants for CEO, COO, CFO and VP of Administration following Separation
February 2024 Knife River Compensation Committee Meeting	• Approve annual and long-term incentive payouts for 2023 Plan Year

Components of Compensation

Our executive compensation program is designed to promote sustained long-term profitability and create stockholder value. The components of our executive officers' compensation are selected to drive financial and operational results as well as align the executive officer's interests with those of our stockholders. Pay components and performance measures are considered by the compensation committee as fundamental measures of successful company performance and long-term value creation. The components of our 2023 executive compensation included:

Component	Purpose	How Determined	How it Links to Performance
Base Salary[1]	Provides sufficient, regularly paid income to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities.	Base salaries are recommended by the CEO for executives other than the CEO position to the compensation committee using analysis provided by the independent compensation consultant to target compensation within range of the 50th percentile using peer company and salary survey data. For 2023, base salaries were approved by the MDU Resources Compensation Committee prior to the Separation. The MDU Resources Compensation Committee and the compensation committee determined the base salary of the CEO based on input from the independent compensation consultant.	Base salary is a means to attract and retain talented executives capable of driving success and performance.
Annual Cash Incentive[2]	Provides an opportunity to earn annual incentive compensation based on the achievement of financial and operating results important to the success of the company.	The annual cash incentive target is a percentage of base salary for the given executive position established by the compensation committee. For 2023, the MDU Resources Compensation Committee and the compensation committee approved the annual cash incentive targets, as applicable. Actual payment of the incentive is determined based on the achievement of performance measures and goals approved by the compensation committee.	Annual incentive performance measures are tied to the achievement of financial and strategic goals and, with respect to certain named executive officers, DEI goals, in each case, aimed to drive the success of the company.
Time-Based Restricted Stock Units[3]	Provides an opportunity to earn long-term equity compensation through continued service through the vesting period.	For 2023, our named executive officers were awarded time-based restricted stock units which represented 100% of an executive's long-term incentive award due to the Separation as determined by the MDU Resources Compensation Committee. The compensation committee approved additional time-based restricted stock units, as contemplated by the offer letters for certain named executive officers, based on analysis provided by the compensation committee's independent compensation consultant.	Fosters continued leadership in the company to achieve company objectives through retention of key executives as well as aligning the executive's interests with those of stockholders in increasing long-term stockholder value.

[1]   Prior to the Separation, the MDU Resources Compensation Committee determined the base salaries for our named executive officers. Upon the effectiveness of the Separation, base salaries were adjusted pursuant to the offer letters that the named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River. For more information, please see "2023 Compensation for Our Named Executive Officers-2023 Base Salary and Incentive Targets."

(2) Prior to the Separation, the MDU Resources Compensation Committee approved a target annual incentive award based on a percentage of the executive's base salary. Upon the effectiveness of the Separation, the annual cash incentive targets for the CEO, CFO, COO and vice president of administration were adjusted pursuant to the offer letters that such named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River, while the CLO's annual cash incentive target remained the same following the Separation. Payouts for the CEO, CFO and vice president of administration were based solely on Knife River performance and strategic measures because such individuals were in positions at Knife River for all of 2023. In contrast, because the COO served as the president and chief executive officer of WBI Energy, Inc., an MDU Resources subsidiary, and the CLO served as the vice president, general counsel and secretary of MDU Resources, from January 1, 2023 until May 31, 2023, the MDU Resources Compensation Committee certified the results and determined their payouts for the period of time during 2023 until the Separation was completed based on certain MDU Resources financial and strategic performance goals that were approved by the MDU Resources Compensation Committee. After the Separation, the compensation committee completed a thorough review of the annual cash incentive award program and approved the Knife River annual incentive performance measures applicable to each named executive officer as well as the threshold, target and maximum award opportunity levels. No changes were made to the annual cash incentive awards as a percentage of base salary following the Separation. For more information, please see "2023 Compensation for Our Named Executive Officers-2023 Base Salary and Incentive Targets."

(3) The MDU Resources Compensation Committee did not award performance shares for the 2023-2025 performance period in February 2023 due in part to, according to MDU Resources, the then-pending Separation. MDU Resources reported that the MDU Resources Compensation Committee awarded only time-based restricted stock units in February 2023 due to MDU Resources' significant strategic initiatives underway at the time and as a means of retention for executive officers of both entities during the pending Separation process. Similarly, and as discussed in more detail in "2023 Compensation for Our Named Executive Long-Term Incentives," the compensation committee granted time-vesting restricted stock units in July 2023 as contemplated by the offer letters that the named executive officers entered into with us in connection with the Separation. As discussed in the "2024 Annual and Long-Term Incentive Preview" section, the compensation committee awarded performance shares and time-vesting restricted stock units in February 2024 and intends to continue such practice going forward.

Allocation of Total Target Compensation for 2023

Total target compensation consists of base salary, target annual incentive, and long-term incentive compensation. Incentive compensation, which consists of annual cash incentive and long-term incentive equity awards vesting after three years, comprises the largest portion of our named executive officers' total target compensation because:

- equity awards align the interests of the named executive officers with those of stockholders by making the value of a significant portion of their target compensation dependent upon the value of our common stock, which is beneficial to stockholders;

- our named executive officers are in positions of authority to drive results and, therefore, bear high levels of responsibility for our corporate performance;

- variable compensation helps ensure focus on the goals that are aligned with overall company strategy; and

- annual incentive compensation is at risk and dependent upon company performance and the satisfaction of performance objectives.

The compensation committee generally allocates a higher percentage of total target compensation to the long-term incentive than to the target annual incentive for our higher level executives because they are in a better position to influence the company's long-term performance. The long-term incentive awards are paid in company common stock. These awards, combined with our stock retention requirements and our stock ownership policy, promote ownership of our stock by the executive officers. As a result, the compensation committee believes the executive officers, as stockholders, will be motivated to deliver long-term value to all stockholders.

Peer Groups

The compensation committee reviews the peer companies used for compensation analysis of executive positions to assess ongoing relevance and credibility.

Compensation Benchmarking Peer Groups

Prior to the Separation, the MDU Resources Compensation Committee, with the assistance of its independent compensation consultant, determined and used a peer group that it believed was aligned with Knife River's business and size to determine the compensation of our named executive officers in effect post-Separation, which the compensation committee continued to

utilize in 2023 following the Separation. The MDU Resources Compensation Committee's independent compensation consultant aided in the selection of appropriate peer companies for our compensation benchmarking peer group by evaluating potential peer companies in the construction materials, building products, construction and engineering, and other related industries within the material sector which are similar in size in terms of revenues and market capitalization as well as being based in the United States and publicly-traded on a major United States stock exchange.

For review of compensation of the CEO, CFO, and CLO positions, the MDU Resources independent compensation consultant used market data from 16 peer companies. For review of the COO and vice president of administration positions, the MDU Resources independent compensation consultant used compensation data from additional companies in Willis Towers Watson's 2022 General Industry Executive Compensation Survey.

Companies used for compensation analysis by the MDU Resources Compensation Committee for the CEO, CFO and CLO in anticipation of the Separation and effective upon the Separation included:

2023 Compensation Benchmarking Peer Group Companies

Allegion plc	Gibraltar Industries, Inc.	Sterling Infrastructure, Inc.
Arcosa, Inc.	Granite Construction Incorporated	**Summit Materials, Inc.**
Armstrong World Industries, Inc.	**Martin Marietta Materials, Inc.**	**The AZEK Company Inc.**
Construction Partners, Inc.	**Masonite International Corporation**	**Vulcan Materials Company**
Dycom Industries, Inc.	Minerals Technologies Inc.	
Eagle Materials Inc.	**Simpson Manufacturing Co., Inc.**	

All companies shown above are the companies used for benchmarking compensation analysis of the CEO; all companies shown, except Construction Partners, Inc. are the companies used for compensation analysis for the CFO; and the companies shown in bold are the companies used for compensation analysis for the CLO.

Companies used for compensation analysis by the MDU Resources Compensation Committee for the COO and the vice president of administration in anticipation of the Separation and effective upon the Separation included the following companies from the Willis Towers Watson 2022 General Industry Executive Compensation Survey:

2022 General Industry Executive Compensation Survey Companies

A. O. Smith Corporation	Clearwater Paper Corporation	Rayonier Advanced Materials Inc.
Allegion plc	Glatfelter Corporation	Resideo Technologies, Inc.
AptarGroup, Inc.	Greif, Inc.	Sealed Air Corporation
Arcosa, Inc.	H.B. Fuller Company	Sensient Technologies Corporation
Armstrong World Industries, Inc.	Ingevity Corporation	TimkenSteel Corporation
ATI Inc.	Innospec Inc.	USG Corporation
Avient Corporation	JELD-WEN Holding, Inc.	Valmont Industries, Inc.
Axalta Coating Systems Ltd.	Koppers Holdings Inc.	Worthington Industries, Inc.
Cabot Corporation	Kronos Worldwide, Inc.	
Carpenter Technology Corporation	Lennox International Inc.	

For the period from January 1, 2023 to the Separation Date, the companies in the table below were used for compensation analysis for the CLO in his role as vice president, general counsel and secretary of MDU Resources.

2022 Compensation Benchmarking Peer Group Companies

Alliant Energy Corporation	Evergy, Inc.	Pinnacle West Capital Corporation
Ameren Corporation	Granite Construction Incorporated	Portland General Electric Company
Atmos Energy Corporation	KBR, Inc.	Quanta Services, Inc.
Black Hills Corporation	Martin Marietta Materials, Inc.	Southwest Gas Holdings, Inc.
CMS Energy Corporation	MasTec, Inc	Summit Materials, Inc.
Dycom Industries, Inc.	MYR Group Inc.	Vulcan Materials Company
EMCOR Group, Inc.	NiSource Inc.	WEC Energy Group, Inc.

For the period from January 1, 2023 to the Separation Date, the companies listed in the table below were used for compensation analysis for the COO in his role as CEO of WBI Energy, Inc.

2022 General Industry Executive Compensation Survey Companies

Alcoa Corporation	Eastman Chemical Company	Portland General Electric Company
Allegheny Technologies Incorporated	Edison International	PPL Corporation
Alliant Energy Corporation	EMCOR Group, Inc.	Public Service Enterprise Group Incorporated
Ameren Corporation	Entergy Corporation	Quanta Services, Inc.
Ashland Global Holdings Inc.	Evergy, Inc.	Sealed Air Corporation
Atmos Energy Corporation	Eversource Energy	Sonoco Products Company
Avery Dennison Corporation	Granite Construction Incorporated	Southwest Gas Holdings, Inc.
Avient Corporation	Graphic Packaging Holding Company	Spire Inc.
Axalta Coating Systems Ltd.	H.B. Fuller Company	The Chemours Company
Ball Corporation	International Flavors & Fragrances Inc.	The Mosaic Company
Berry Global Group, Inc.	KBR, Inc.	The Scotts Miracle-Gro Company
Black Hills Corporation	Kinross Gold Corporation	UGI Corporation
Cabot Corporation	Martin Marietta Materials, Inc.	Valvoline Inc.
Celanese Corporation	Newmont Corporation	Vulcan Materials Company
CenterPoint Energy, Inc.	NiSource Inc.	WEC Energy Group, Inc.
CF Industries Holdings, Inc.	OGE Energy Corp.	Westlake Corporation
CMS Energy Corporation	ONE Gas, Inc.	Worthington Industries, Inc.
Crown Holdings, Inc.	Pinnacle West Capital Corporation	Xcel Energy Inc.

The compensation for the CFO, formerly the vice president of business development prior to the Separation, and for the vice president of administration, for the period prior to the Separation were determined by the president and CEO of Knife River. The compensation for the CEO in his former role as president from January 1, 2023 through February 28, 2023, was determined by the president and CEO of MDU Resources and the president and CEO of Knife River, and for the period March 1, 2023 through May 31, 2023, was approved by the MDU Resources Compensation Committee.

2023 Compensation for Our Named Executive Officers

2023 Base Salary and Incentive Targets

At its November 2022 meeting, the MDU Resources Compensation Committee and the president and CEO of MDU Resources and the president and CEO of Knife River, with respect to certain named executive officers, approved the 2023 base salaries as well as the target annual and long-term incentive compensation for our named executive officers. At its March 2023 meeting, the MDU Resources Compensation Committee approved offer letters in connection with the Separation to establish the annual incentive performance measures and goals for our named executive officers. The offer letters with each of our named executive officers provided for, in most cases, base salary and annual incentive target increases, effective as of the Separation. Following the Separation, the compensation committee did not make any further adjustments to the base salaries or annual incentive targets for 2023. In determining base salaries, target annual cash incentives, target long-term equity incentives, and total target compensation for our named executive officers, the MDU Resources Compensation Committee received and considered individual performance, market and peer data, responsibilities, experience, tenure in position, internal equity, and input and recommendations from MDU Resources' CEO, and the independent compensation consultant of the MDU Resources Compensation Committee. The following information relates to each named executive officer's 2023 base salary, target annual cash incentive, target long-term equity incentive, and total target compensation, effective upon the Separation:

Brian R. Gray	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	800,000	
Target Annual Cash Incentive Opportunity	920,000	115%
Target Long-Term Equity Incentive Opportunity	3,000,000	375%
Total Target Compensation	4,720,000	

Prior to the Separation, Mr. Gray's compensation was determined by the president and CEO of MDU Resources and the president and CEO of Knife River, with a base salary of $400,000, a target annual cash incentive opportunity of 60% of base salary and a target long-term equity incentive opportunity of 100% of base salary, respectively, in his position as president of Knife River, effective January 1, 2023. His compensation was further adjusted by the MDU Resources Compensation Committee at its February 2023 meeting in connection with his promotion to president and CEO of Knife River to a base salary of $500,000, a 25% increase, target annual cash incentive opportunity of 75% of base salary, a 25% increase, and target long-term equity incentive opportunity of 170% of base salary, a 70%, increase, respectively, effective March 1, 2023. For purposes of Mr. Gray's compensation following the Separation, the MDU Resources Compensation Committee considered information provided in the December 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant when determining Mr. Gray's compensation in his role as president and CEO of Knife River, effective upon the Separation, and set Mr. Gray's base salary at $800,000, a 60% increase, target annual cash incentive opportunity at 115% of base salary, an approximate 53% increase, and target long-term equity time-based award value at 375% of base salary, an approximate 121% increase, respectively, as set forth in his offer letter. These increases were based on input from the MDU Resources Compensation Committee's independent compensation consultant to more closely align his compensation with the market median for his position in his role following the Separation.

Nathan W. Ring	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	450,000	
Target Annual Cash Incentive Opportunity	337,500	75%
Target Long-Term Equity Incentive Opportunity	675,000	150%
Total Target Compensation	1,462,500	

Prior to the Separation, Mr. Ring's compensation was determined by the president and CEO of Knife River, setting a base salary of $316,580, a target annual cash incentive opportunity of 40% of base salary and a target long-term equity incentive opportunity of 55% of base salary, respectively, in his position as vice president of business development of Knife River, effective January 1, 2023. For purposes of Mr. Ring's compensation following the Separation, the MDU Resources Compensation Committee considered information provided in the December 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant when determining Mr. Ring's compensation in his role as CFO of Knife River, effective upon the Separation, and set Mr. Ring's base salary at $450,000, a 42% increase, target annual cash incentive opportunity at 75.0% of base salary, an 88% increase, and target long-term equity time-based award value at 150% of base salary, a 173% increase, respectively, as set forth in his offer letter. These increases were based on input from the MDU Resources Compensation Committee's independent compensation consultant to more closely align his compensation with the market median for his position in his role following the Separation.

Trevor J. Hastings	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	500,000	
Target Annual Cash Incentive Opportunity	375,000	75%
Target Long-Term Equity Incentive Opportunity	750,000	150%
Total Target Compensation	1,625,000	

Prior to the Separation, Mr. Hastings' compensation was determined by the MDU Resources Compensation Committee at its November 2022 meeting and the MDU Resources Compensation Committee considered information provided in the August 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant, with a base salary of $420,000, a target annual cash incentive opportunity of 60% of base salary and a target long-term equity incentive opportunity of 100% of base salary, respectively, in his role of president and CEO of WBI Energy, Inc., an MDU Resources subsidiary, effective January 1, 2023. For purposes of Mr. Hastings' compensation following the Separation, the MDU Resources Compensation Committee considered information provided in the December 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant when determining Mr. Hastings' compensation in his role as COO of Knife River, effective upon the Separation, and set Mr. Hastings' base salary at $500,000, a 19% increase, target annual cash incentive opportunity at 75% of base salary, a 25% increase, and target long-term equity time-based award value at 150% of base salary, a 50% increase, respectively, as set forth in his offer letter. These increases were based on input from the MDU Resources Compensation Committee's independent compensation consultant to more closely align his compensation with the market median for his position in his role following the Separation.

Karl A. Liepitz	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	470,000	
Target Annual Cash Incentive Opportunity	352,500	75%
Target Long-Term Equity Incentive Opportunity	799,000	170%
Total Target Compensation	1,621,500	

Prior to the Separation, Mr. Liepitz's compensation was determined by the MDU Resources Compensation Committee at its November 2022 meeting and the MDU Resources Compensation Committee considered information provided in the August 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant, with a base salary of $470,000, a target annual cash incentive opportunity of 75% of base salary and a target long-term equity incentive opportunity of 170% of base salary, respectively, in his role of vice president, general counsel and secretary of MDU Resources. The MDU Resources Compensation Committee did not make any changes to Mr. Liepitz's compensation in 2023, either in connection with the Separation or otherwise.

Nancy K. Christenson	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	350,000	
Target Annual Cash Incentive Opportunity	210,000	60%
Target Long-Term Equity Incentive Opportunity	350,000	100%
Total Target Compensation	910,000	

Prior to the Separation, Ms. Christenson's compensation was determined by the President and CEO of Knife River Corporation, setting a base salary of $292,600, a target annual cash incentive opportunity of 40% of base salary and a target long-term equity incentive opportunity of 55% of base salary, in her position as vice president of administration of Knife River, effective January 1, 2023. For purposes of Ms. Christenson's compensation following the Separation, the MDU Resources Compensation Committee considered information provided in the December 2022 compensation study provided by the MDU Resources Compensation Committee's independent compensation consultant when determining Ms. Christenson's compensation in her role as vice president of administration of Knife River, effective upon the Separation, and set Ms. Christenson's base salary at $350,000, a 20% increase, target annual cash incentive opportunity at 60% of base salary, a 50% increase, and target long-term equity time-based award value at 100% of base salary, an approximate 82% increase, respectively, as set forth in her offer letter. These increases were based on input from the MDU Resources Compensation Committee's independent compensation consultant to more closely align her compensation with the market median for her position in her role following the Separation.

Annual Cash Incentives

Executives earn annual cash incentives through the achievement of financial performance or a combination of financial and strategic performance goals. The performance measures selected are designed to ensure that compensation to the executives reflects the success of Knife River.

Prior to the Separation, the MDU Resources Compensation Committee approved a target annual incentive award based on a percentage of the executive's base salary. Upon the effectiveness of the Separation, the annual cash incentive targets for the CEO, CFO, COO and vice president of administration were adjusted pursuant to the offer letters that such named executive officers entered into with us to account for the Separation and their new roles as executive officers of Knife River, while the CLO's annual cash incentive target remained the same following the Separation. Payouts for the CEO, CFO and vice president of administration were based solely on Knife River performance and strategic measures because such individuals were in positions at Knife River for all of 2023. In contrast, because the COO served as the president and chief executive officer of WBI Energy, Inc., an MDU Resources subsidiary, and the CLO served as the vice president, general counsel and secretary of MDU Resources, from January 1, 2023 until May 31, 2023, the MDU Resources Compensation Committee certified the results and determined their payouts for the period of time during 2023 until the Separation was completed based on certain MDU Resources financial and strategic performance goals that were approved by the MDU Resources Compensation Committee. With respect to the COO and CLO, annual incentive performance for the period of time from January 1, 2023 until May 31, 2023 was measured by the MDU Resources Compensation Committee under the MDU Resources annual cash incentive program after the Separation. Following the Separation, the COO and the CLO no longer participated in the MDU Resources annual cash incentive program, and became eligible to participate in Knife River's annual cash incentive program.

After the Separation, the compensation committee completed a thorough review of the annual cash incentive award program and approved the Knife River annual incentive performance measures applicable to each named executive officer as well as the threshold, target and maximum award opportunity levels. No changes were made to the annual cash incentive awards as a percentage of base salary following the Separation.

For 2023, the performance measures and their applicable weightings were:

Name	Performance Period	Performance Measure	Weighting (%)
Brian R. Gray	January 1, 2023 - February 28, 2023[1]	Adjusted EBITDA[2]	100
	March 1, 2023 - December 31, 2023[1]	Adjusted EBITDA[2]	80
		Knife River Separation Performance[3]	20
Nathan W. Ring	January 1, 2023 - December 31, 2023[4]	Adjusted EBITDA[2]	100
Trevor J. Hastings	January 1, 2023 - May 31, 2023[5]	WBI Energy, Inc. Adjusted Earnings from Continuing Operations[6]	100
	June 1, 2023 - December 31, 2023[5]	Adjusted EBITDA[2]	80
		Knife River Separation Performance[3]	20

Karl A. Liepitz	January 1, 2023 - May 31, 2023[7]	Combined Adjusted Plan Earnings of MDU Resources Business Units[8]	60
		Knife River Separation Performance[3]	20
		Completion of MDU Construction Services Group, Inc. Strategic Review[9]	20
	June 1, 2023 - December 31, 2023[7]	Adjusted EBITDA[2]	80
		Knife River Separation Performance[3]	20
Nancy K. Christenson	January 1, 2023 - December 31, 2023[10]	Adjusted EBITDA[2]	100

[1] Mr. Gray was promoted to president and CEO of Knife River, effective March 1, 2023, and his compensation was adjusted at such time. As detailed below, Mr. Gray's performance periods and payouts were divided and prorated based on his time of service (a) prior to the Separation as (i) president of Knife River from January 1, 2023 until February 28, 2023 and (ii) president and CEO of Knife River from March 1, 2023 until May 31, 2023 and (b) following the Separation, as president and CEO of Knife River from June 1, 2023 until December 31, 2023.

[2] Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA) of Knife River, as further adjusted for (i) the effect on EBITDA from asset sales/dispositions/retirements; (ii) the effect on EBITDA from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions, including difference in interest costs from that assumed in the original operating plan; (iii) the effect on EBITDA from withdrawal liabilities relating to multiemployer pension plans; (iv) the effect on EBITDA of corporate overhead allocation differences from MDU Resources; (v) differences in costs associated with approved retention agreements from what is included in the original operating plan; and (vi) cost differences associated with implementing processes formerly performed by MDU Resources. For the 2023 annual cash incentive, the compensation committee approved adjustments for the Separation costs associated with implementing processes formerly performed by MDU Resources and transaction costs associated with acquisitions.

[3] Knife River Separation Performance measure is defined as the completion of the work associated with the spin-off of Knife River as a separate public company, including the beginning of work necessary to complete the Separation, the filing of the final Registration Statement on Form 10 with the SEC and the successful completion of the Separation.

[4] Mr. Ring was named CFO of Knife River, effective upon the Separation, and his compensation was adjusted at such time. While Mr. Ring's performance period was not divided, his payout was prorated based on his time of service (a) prior to the Separation as vice president of business development of Knife River from January 1, 2023 until May 31, 2023 and (b) following the Separation, as CFO of Knife River from June 1, 2023 until December 31, 2023.

[5] Mr. Hastings was named COO of Knife River, effective upon the Separation, and his compensation was adjusted at such time. As detailed below, Mr. Hastings' performance periods and payouts were divided and prorated based on his time of service (a) prior to the Separation as president and CEO of WBI Energy, Inc. from January 1, 2023 until May 31, 2023 and (b) following the Separation, as COO of Knife River from June 1, 2023 until December 31, 2023.

[6] WBI Energy, Inc. Adjusted Earnings from Continuing Operations is defined as WBI Energy, Inc. earnings before discontinued operations, plus losses from any operations discontinued after December 31, 2022, as adjusted for (i) the effect on earnings from asset sales/dispositions/retirements; (ii) the effect on earnings from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions not anticipated in the original operating plan; (iii) the effect on earnings for unanticipated changes and interpretation of tax law; (iv) the effect on earnings or EBITDA of corporate overhead allocation differences from MDU Resources; and (v) differences in costs associated with approved retention agreements from what is included in the original operating plan. For the 2023 MDU Resources annual cash incentive, the MDU Resources Compensation Committee approved adjustments for Separation costs incurred related to the spin-off of Knife River.

[7] Mr. Liepitz was named CLO of Knife River, effective upon the Separation, but his compensation was not adjusted at such time. As detailed below, Mr. Liepitz's performance periods and payouts were divided and prorated based on his time of service (a) prior to the Separation as vice president, general counsel and secretary of MDU Resources from January 1, 2023 until May 31, 2023 and (b) following the Separation, as CLO of Knife River from June 1, 2023 until December 31, 2023.

(8) Combined Adjusted Plan Earnings of MDU Resources Business Units is defined as MDU Resources earnings before discontinued operations, plus losses from any operations discontinued after December 31, 2022, as adjusted for (i) the effect on earnings or EBITDA from asset sales/dispositions/retirements; (ii) the effect on earnings from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions, including difference in interest costs from that assumed in the original operating plan; (iii) the effect on earnings for unanticipated changes and interpretation of tax law; (iv) the effect on earnings from withdrawal liabilities relating to multiemployer pension plans; (v) the effect on earnings of corporate overhead allocation differences; and (vi) differences in costs associated with approved retention agreements from what is included in the original operating plan. For the 2023 MDU Resources annual cash incentive, the MDU Resources Compensation Committee approved adjustments for Separation costs incurred related to the spin-off of Knife River and strategic review of MDU Construction Services Group, Inc.

(9) Completion of MDU Construction Services Group, Inc. Strategic Review is defined as the completion of work associated with the strategic review of MDU Construction Services Group, Inc. including the beginning of work necessary to complete the strategic review, the public announcement of the completion of such strategic review and the completion of a transaction.

(10) Ms. Christenson served in her role as vice president of administration of Knife River for all of 2023, and her compensation was adjusted at the time of the Separation. While Ms. Christenson's performance period was not divided, her payout was prorated based on her time of service (a) prior to the Separation from January 1, 2023 until May 31, 2023 and (b) following the Separation from June 1, 2023 until December 31, 2023.

The following table sets forth the reasons why the MDU Resources Compensation Committee selected, and the compensation committee, following the Separation, later approved the annual cash incentive performance measures.

Performance Measure	Reason Selected
Adjusted EBITDA	Financial performance metric common to the construction industry and encourages focus on growth by excluding the impact of items such as taxes, interest, depreciation and amortization from the performance result which are largely out of the control of our named executive officers that impact our performance targets but are not indicative of underlying business performance. In addition, to incentivize executives to make decisions that have long-term positive impact, even at the expense of short-term results, and to prevent one-time gains and losses from having an undue impact on incentive payments. 2023 Adjusted EBITDA target was set at $324.953 million, which represents the financial goal needed to achieve a return on investment to drive success of the company.
Knife River Separation Performance	To incentivize completion of the work associated with the spin-off of Knife River as a separate public company.
WBI Energy, Inc. Adjusted Earnings from Continuing Operations	To incentivize financial performance needed to achieve value based earnings and rate base.
Combined Adjusted Plan Earnings of MDU Resources Business Units	To incentivize successful achievement of performance expectations associated with its business segments and the overall company.
Completion of MDU Construction Services Group, Inc. Strategic Review	To incentivize completion of the work associated with the strategic review of MDU Construction Services Group, Inc.

In addition to the financial performance measures, a DEI modifier was included as part of the annual incentive for the CEO, the COO and the CLO. A DEI modifier did not apply to the CEO until his promotion to CEO on March 1, 2023. The DEI modifier was associated with MDU Resources and all its business units together for the period of time from January 1, 2023 until May 31, 2023. Following the Separation, a DEI modifier applied to Knife River only.

The DEI modifier was a separate performance measure, independent of the achievement of the financial performance measures and was based on the compensation committee's (or, the MDU Resources Compensation Committee's, as applicable) assessment of management's progress toward the completion of the following DEI initiatives (with respect to Knife River or MDU Resources, as applicable):

- Expand the formal succession planning process to include the review of the positions of all Section 16 officers, key executives and segment presidents to help ensure diverse representation in terms of gender, ethnicity, individuals with disabilities and veteran status and the development of candidates being prepared for these positions.

- Increase outreach activities and efforts aimed at attracting diverse candidates to positions within our business.

- Implement a consistent human resources dashboard across all business segments to build a baseline of information and track key metrics that provide insight into the make-up and diversity of our employee population.

- Foster a culture that supports diverse views and backgrounds.

The DEI modifier adds or deducts up to 5% of an executive's annual incentive target based on the compensation committee's (or, the MDU Resources Compensation Committee's, as applicable) assessment.

To determine the payout associated with each financial performance measure:

- Actual performance results are compared to the target performance measure which results in the percent of target achieved.

- The percent of target achieved is translated into a payout percentage of the executive's target award opportunity using linear interpolations for results between threshold and target as well as target and maximum.

Achievement of 100% of the target performance measure results in a payout of 100% of the target award opportunity. Results achieved below the established threshold result in no payout. In addition, as a result of the Separation (or, with respect to Mr. Gray, his promotions), the payouts for the named executive officers were prorated based on the performance period and, in some cases, performance measures, applicable to such named executive officer as a percentage of the entire year. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart:

	Threshold		Target		Maximum	
Performance Measure	% of Target	Payout %		Payout %	% of Target	Payout %
Adjusted EBITDA	75 %	25 %	$324.953 million	100 %	115 %	250 %
Knife River Separation Performance	[1]	25 %	[1]	100 %	[1]	200 %
WBI Energy, Inc. Adjusted Earnings from Continuing Operations	85 %	25 %	$11.538 million	100 %	115 %	200 %
Combined Adjusted Plan Earnings of MDU Resources Business Units	85 %	50 %	$101.234 million	100 %	115 %	200 %
Completion of MDU Construction Services Group, Inc. Strategic Review	[2]	25 %	[2]	100 %	[2]	200 %

[1] The metrics used for the threshold, target and maximum for Knife River Separation Performance were (i) beginning of work necessary to complete the Separation, (ii) the filing of the final Registration Statement on Form 10 with the SEC and (iii) the successful completion of the Separation, respectively.

[2] The metrics used for the threshold, target and maximum for Completion of MDU Construction Services Group, Inc. Strategic Review were (i) beginning of work necessary to complete the strategic review, (ii) the public announcement of the completion of such strategic review and (iii) the completion of a transaction, respectively.

2023 Annual Incentive Results

The 2023 performance measure results, percent of target achieved based on those results, and the associated payout percentages reflect the company's 2023 financial performance and are presented below. In addition, as a result of the Separation (or, with respect to Mr. Gray, his promotions), the payouts for the named executive officers were prorated based on the performance period and, in some cases, performance measures, applicable to such named executive officer as a percentage of the entire year, as presented below:

Brian R. Gray

Performance Period	Performance Measure	Result ($)	Percent of Performance Measure Achieved (%)	Percent of Award Opportunity Payout (%)	Weight Applicable to the Performance Period (%)	Weighted Award Opportunity Payout % (%)	Proration Applicable to the Performance Period (%)[1]	Prorated Award Opportunity Payout % (%)[1]
January 1, 2023 - February 28, 2023	Adjusted EBITDA [2]	432,064	132.96	250.0	100	250.0	16.7	41.8
March 1, 2023 - May 31, 2023	Adjusted EBITDA [2]	432,064	132.96	250.0	80	200.0	25.0	50.0
	Knife River Separation Performance	Achieved at Maximum		200.0	20	40.0	25.0	10.0
June 1, 2023 - December 31, 2023	Adjusted EBITDA [2]	432,064	132.96	250.0	80	200.0	58.3	116.6
	Knife River Separation Performance	Achieved at Maximum		200.0	20	40.0	58.3	23.3
Total								**241.7**

[1] Mr. Gray's annual incentive performance periods are reflected in the table above and payouts were prorated based on his time of service (a) prior to the Separation as (i) president of Knife River from January 1, 2023 until February 28, 2023 and (ii) president and CEO of Knife River from March 1, 2023 until May 31, 2023 and (b) following the Separation, as president and CEO of Knife River from June 1, 2023 until December 31, 2023. Mr. Gray was promoted to president and CEO of Knife River, effective March 1, 2023, and his annual incentive target was increased at such time. In addition, on June 1, 2023, Mr. Gray's annual incentive target was further increased in connection with the Separation pursuant to his offer letter. Accordingly, the annual incentive for (i) approximately 16.7% of the annual performance period (January 1, 2023 until February 28, 2023) was based on a 60% target of base salary, (ii) 25% of the annual performance period (March 1, 2023 until May 31, 2023) was based on a 75% target of base salary and (iii) 58% of the annual performance period (June 1, 2023 until December 31, 2023) was based on a 115% target of base salary, and the associated payouts for the two performance periods within the annual performance period were prorated as set forth in the table above. However, despite the increase to Mr. Gray's annual incentive target in connection with the Separation, the performance measures within the second performance period were only measured from March 1, 2023 until December 31, 2023, while the associated payouts for the two performance periods within such period of time were prorated as set forth above, resulting in the blended prorated percentage for March 1, 2023 until December 31, 2023, as shown in the table above. The results of Mr. Gray's incentive for the entire year were certified by the Knife River compensation committee.

[2] Adjusted EBITDA used in the incentive calculation is EBITDA, as reported, adjusted to exclude the effect of one-time Separation costs and transaction costs associated with acquisitions. In determining the 2023 annual incentive awards, the compensation committee approved adjustments to EBITDA of $9,961,975 for costs associated with the spin-off and $99,000 for costs related to acquisitions.

Nathan W. Ring

Performance Period	Performance Measure	Result ($)	Percent of Performance Measure Achieved (%)	Percent of Award Opportunity Payout (%)	Weight Applicable to the Performance Period (%)	Weighted Award Opportunity Payout % (%)	Proration Applicable to the Performance Period (%)[1]	Prorated Award Opportunity Payout % (%)[1]
January 1, 2023 - May 31, 2023	Adjusted EBITDA[2]	432,064	132.96	250.0	100	250.0	41.7	104.2
June 1, 2023 - December 31, 2023	Adjusted EBITDA[2]	432,064	132.96	250.0	100	250.0	58.3	145.8
Total								250.0

[1] Mr. Ring's annual incentive performance period is reflected in the table above and payouts were prorated based on his time of service (a) prior to the Separation as vice president of business development of Knife River from January 1, 2023 until May 31, 2023 and (b) following the Separation, as CFO of Knife River from June 1, 2023 until December 31, 2023. Mr. Ring was named CFO of Knife River, effective upon the Separation, and his compensation was adjusted at such time such that on June 1, 2023 Mr. Ring's annual incentive target was increased in connection with the Separation pursuant to his offer letter. However, despite the increase to Mr. Ring's annual incentive target in connection with the Separation, the performance measure was only measured from January 1, 2023 until December 31, 2023, while the associated payouts for the 2023 performance period were prorated as set forth above. Accordingly, the annual incentive for (i) approximately 42% of the annual performance period (January 1, 2023 until May 31, 2023) was based on a 40% target of base salary and (ii) approximately 58% of the annual performance period (June 1, 2023 until December 31, 2023) was based on a 75% target of base salary, and the associated payouts for the annual performance period were prorated as set forth in the table above. The results of Mr. Ring's incentive for the entire year were certified by the Knife River compensation committee.

[2] Adjusted EBITDA used in the incentive calculation is EBITDA, as reported, adjusted to exclude the effect of one-time Separation costs and transaction costs associated with acquisitions. In determining the 2023 annual incentive awards, the compensation committee approved adjustments to EBITDA of $9,961,975 for costs associated with the spin-off and $99,000 for costs related to acquisitions.

Trevor J. Hastings

Performance Period	Performance Measure	Result ($)	Percent of Performance Measure Achieved (%)	Percent of Award Opportunity Payout (%)	Weight Applicable to the Performance Period (%)	Weighted Award Opportunity Payout % (%)	Proration Applicable to the Performance Period (%)[1]	Prorated Award Opportunity Payout % (%)[1]
January 1, 2023 - May 31, 2023[2]	WBI Energy, Inc. Adjusted Earnings from Continuing Operations[3]	14,517	125.82	200.0	100	200.0	41.4	82.8
June 1, 2023 - December 31, 2023[4]	Adjusted EBITDA[5]	432,064	132.96	250.0	80	200.0	58.6	117.2
	Knife River Separation Performance[6]	Achieved at Maximum		200.0	20	40.0	58.6	23.4
Total								**223.4**

[1] Mr. Hastings' annual incentive performance periods are reflected in the table above and payouts were prorated based on his time of service (a) prior to the Separation as president and CEO of WBI Energy, Inc. from January 1, 2023 until May 31, 2023 and (b) following the Separation, as COO of Knife River from June 1, 2023 until December 31, 2023. Mr. Hastings was named COO of Knife River, effective upon the Separation, and his compensation was adjusted at such time such that on June 1, 2023 Mr. Hastings' annual incentive target was increased in connection with the Separation pursuant to his offer letter. Accordingly, the annual incentive for (i) approximately 42% of the annual performance period (January 1, 2023 until May 31, 2023) was based on a 60% target of base salary and (ii) approximately 58% of the annual performance period (June 1, 2023 until December 31, 2023) was based on a 75% target of base salary, and the associated payouts for the annual performance period were prorated as set forth in the table above. In addition, Mr. Hastings was awarded a $100,000 discretionary bonus for work associated with the Strategic Review of MDU Construction Services Group, Inc.

[2] For the January 1, 2023 to May 31, 2023 pre-Separation performance period, the MDU Resources Compensation Committee certified the results and determined the payout for the performance measure during that period.

[3] WBI Energy, Inc. Adjusted Earnings from Continuing Operations was adjusted by the MDU Resources Compensation Committee to remove transaction costs associated with the spin-off and strategic review. Earnings were adjusted by $112,000 of unamortized debt issuance costs, which were written off as part of the spin-off and strategic review.

[4] For the June 1, 2023 to December 31, 2023 performance period, the Knife River compensation committee certified the results and determined the payout for the performance measure during that period.

[5] Adjusted EBITDA used in the incentive calculation is EBITDA, as reported, adjusted to exclude the effect of one-time Separation costs and transaction costs associated with acquisitions. In determining the 2023 annual incentive awards, the compensation committee approved adjustments to EBITDA of $9,961,975 for costs associated with the spin-off and $99,000 for costs related to acquisitions.

[6] For the June 1, 2023 to December 31, 2023 performance period, the Knife River compensation committee included the Knife River Separation Performance measure as an annual incentive award performance measure for Mr. Hastings due to his contributions and role in supporting completion of the work associated with the spin-off of Knife River as a separate public company.

Karl A. Liepitz

Performance Period	Performance Measure	Result ($)	Percent of Performance Measure Achieved (%)	Percent of Award Opportunity Payout (%)	Weight Applicable to the Performance Period (%)	Weighted Award Opportunity Payout % (%)	Proration Applicable to the Performance Period (%)[1]	Prorated Award Opportunity Payout % (%)[1]
January 1, 2023 - May 31, 2023[2]	Combined Adjusted Plan Earnings of MDU Resources Business Units[4]	113,086	111.71	178.1	60	106.8	41.4	44.2
	Knife River Separation Performance	Achieved at Maximum		200.0	20	40.0	41.4	16.6
	Completion of MDU Construction Services Group, Inc. Strategic Review	Achieved at Target		100.0	20	20.0	41.4	8.3
June 1, 2023 - December 31, 2023[3]	Adjusted EBITDA[5]	432,064	132.96	250.0	80	200.0	58.6	117.2
	Knife River Separation Performance	Achieved at Maximum		200.0	20	40.0	58.6	23.4
Total								**209.7**

[1] Mr. Liepitz's annual incentive performance periods are reflected in the table above and payouts were prorated based on his time of service (a) prior to the Separation as vice president, general counsel and secretary of MDU Resources from January 1, 2023 until May 31, 2023 and (b) following the Separation, as CLO of Knife River from June 1, 2023 until December 31, 2023. Mr. Liepitz was named CLO of Knife River, effective upon the Separation, but his compensation, including his annual incentive target, was not adjusted in connection with the Separation pursuant to his offer letter. Accordingly, the annual incentive for (i) approximately 42% of the annual performance period (January 1, 2023 until May 31, 2023) and (ii) approximately 58% of the annual performance period (June 1, 2023 until December 31, 2023) was, in each case, based on a 75% target of base salary, and the associated payouts for the annual performance period were prorated as set forth in the table above.

[2] For the January 1, 2023 to May 31, 2023 pre-Separation performance period, the MDU Resources Compensation Committee certified the results and determined the payout for the performance measure during that period.

[3] For the June 1, 2023 to December 31, 2023 performance period, the Knife River compensation committee certified the results and determined the payout for the performance measure during that period.

[4] Combined Adjusted Plan Earnings of MDU Resources Business Units was adjusted by the MDU Resources Compensation Committee to remove transactions costs associated with the Separation. MDU Resources earnings were adjusted by $1.46 million of unamortized debt issuance costs, which were written off as part of the spin-off and strategic review.

[5] Adjusted EBITDA used in the incentive calculation is EBITDA, as reported, adjusted to exclude the effect of one-time Separation costs and transaction costs associated with acquisitions. In determining the 2023 annual incentive awards, the compensation committee approved adjustments to EBITDA of $9,961,975 for costs associated with the spin-off and $99,000 for costs related to acquisitions.

Nancy K. Christenson

Performance Period	Performance Measure	Result ($)	Percent of Performance Measure Achieved (%)	Percent of Award Opportunity Payout (%)	Weight Applicable to the Performance Period (%)	Weighted Award Opportunity Payout % (%)	Proration Applicable to the Performance Period (%)[1]	Prorated Award Opportunity Payout % (%)[1]
January 1, 2023 - May 31, 2023	Adjusted EBITDA[2]	432,064	132.96	250.0	100	250.0	41.7	104.2
June 1, 2023 - December 31, 2023	Adjusted EBITDA[2]	432,064	132.96	250.0	100	250.0	58.3	145.8
Total								**250.0**

[1] Ms. Christenson's annual incentive performance period is reflected in the table above and payouts were prorated based on her time of service (a) prior to the Separation from January 1, 2023 until May 31, 2023 and (b) following the Separation from June 1, 2023 until December 31, 2023. Ms. Christenson was named vice president of administration of Knife River, effective upon the Separation, and her compensation was adjusted such that on June 1, 2023. Ms. Christenson's annual incentive target was increased in connection with the Separation pursuant to her offer letter. However, despite the increase to Ms. Christenson's annual incentive target in connection with the Separation, the performance measure was only measured from January 1, 2023 until December 31, 2023, while the associated payouts for the 2023 performance period were prorated as set forth below. Accordingly, the annual incentive for (i) approximately 42% of the annual performance period (January 1, 2023 until May 31, 2023) was based on a 40% target of base salary and (ii) approximately 58% of the annual performance period (June 1, 2023 until December 31, 2023) was based on a 60% target of base salary, and the associated payouts for the annual performance period were prorated as set forth in the table above. The results of Ms. Christenson's incentive for the entire year were certified by the Knife River compensation committee.

[2] Adjusted EBITDA used in the incentive calculation is EBITDA, as reported, adjusted to exclude the effect of one-time Separation costs and transaction costs associated with acquisitions. In determining the 2023 annual incentive awards, the compensation committee approved adjustments to EBITDA of $9,961,975 for costs associated with the spin-off and $99,000 for costs related to acquisitions.

The compensation committee, or the MDU Resources Compensation Committee, as applicable, further assessed management's progress toward completing the performance measures related to the DEI initiatives for the named executive officers to whom the DEI modifier applied.

For the period January 1, 2023 until May 31, 2023, the MDU Resources Compensation Committee, and for the period June 1, 2023 until December 31, 2023, the compensation committee certified the following:

- The further expansion of the succession planning process beyond the executive officer positions at the corporate level including operating company presidents and certain other senior members along with the identification of candidate diversity in terms of gender, ethnicity, individuals with disabilities and veteran status.

- Employee training on fostering a culture of diversity and inclusion was completed.

- An increase of over ten percent in diversity outreach efforts was achieved aimed at attracting diverse candidates to positions within the company. A human resources information system was implemented to provide a single source and efficiencies in gathering and maintaining employment metrics including diversity of the workforce.

Based on these accomplishments the compensation committee, or the MDU Resources Compensation Committee, as applicable, awarded a DEI modifier of 5.0% of the executive's target annual incentive to whom the DEI modifier applied, subject to applicable proration for 2023.

Based on the achievement of the performance targets and the DEI modifiers (for whom the DEI modifier applied), the named executive officers received the following 2023 annual incentive compensation:

Name	Performance Period	Target Incentive ($)	Weighted Payout (%)	Payout ($)	DEI Modifier (%)[1]	DEI Payout ($)	Total Amount ($)
Brian R. Gray	January 1, 2023 - February 28, 2023	40,000	250.0	100,000	N/A	—	100,000
	March 1, 2023 - May 31, 2023	93,750	240.0	225,000	5.0	4,688	229,688
	June 1, 2023 - December 31, 2023	536,667	240.0	1,288,000	5.0	26,833	1,314,833
							1,644,521
Nathan W. Ring	January 1, 2023 - May 31, 2023	52,763	250.0	131,908	N/A	—	131,908
	June 1, 2023 - December 31, 2023	196,875	250.0	492,188	N/A	—	492,188
							624,096
Trevor J. Hastings	January 1, 2023 - May 31, 2023	104,252	200.0	208,504	5.0	5,213	213,717
	June 1, 2023 - December 31, 2023	219,863	240.0	527,671	5.0	10,993	538,664
							752,381
Karl A. Liepitz	January 1, 2023 - May 31, 2023	145,829	166.8	243,243	5.0	7,291	250,534
	June 1, 2023 - December 31, 2023	206,671	240.0	496,011	5.0	10,334	506,345
							756,879
Nancy K. Christenson	January 1, 2023 - May 31, 2023	48,767	250.0	121,917	N/A	—	121,917
	June 1, 2023 - December 31, 2023	122,500	250.0	306,250	N/A	—	306,250
							428,167

[1] The DEI modifier was included as part of the annual incentive for the CEO, COO and CLO. A DEI modifier did not apply to the CEO until his promotion to CEO on March 1, 2023 and only applied with respect to Knife River. As such, only the CEO's annual incentive target for the performance period from March 1, 2023 until December 31, 2023 was subject to the Knife River DEI modifier. With respect to the COO and CLO, given their respective roles with MDU Resources at the time, a DEI modifier was associated with MDU Resources (and not Knife River) for the period of time from January 1, 2023 until May 31, 2023. Following the Separation, a DEI modifier applied to the COO and CLO with respect to Knife River only. Accordingly, the MDU Resources Compensation Committee awarded an MDU Resources DEI modifier award of 5.0% for the COO and CLO for the pre-Separation performance period, while the compensation committee awarded a Knife River DEI modifier award of 5.0% for the COO and CLO for the post-Separation performance period.

Long-Term Incentives

As discussed in more detail below, all of our named executive officers participated in the 2023 MDU Resources long-term incentive plan for the period of time prior to the Separation, and the 2023 Knife River long-term incentive plan for the period of time following the Separation, which, for 2023, consisted of time-based restricted stock units that incentivize retention of our

executives and alignment with the interests of our stockholders. Long-term incentive compensation comprised 63.6% of the CEO's 2023 total target compensation and 45.9% of the average of the other named executive officer's total target compensation. Stock earned under long-term incentive compensation is subject to our stock retention requirements.

Grant of 2023-2025 MDU Resources Long-Term Equity Incentive Awards

Prior to the Separation, MDU Resources made its annual long-term equity incentive awards to our named executive officers under its long-term incentive plan. In 2023, MDU Resources awarded only time-based restricted stock units and did not award performance shares as had historically been the practice due in part to, according to MDU Resources, as a means of retention for executive officers of both entities during the then pending Separation. On February 15, 2023, the MDU Resources Compensation Committee determined the number of MDU Resources time-based restricted stock units to be granted to each named executive officer for the 2023-2025 vesting period by dividing the executive's long-term award amount in effect at such time by the average of the closing prices of MDU Resources' stock from January 1 through January 22, 2023, which was $30.42 per share. Based on this price, the MDU Resources Compensation Committee awarded the MDU Resources time-based restricted stock units as shown below:

Name	Base Salary in Effect on February 16, 2023 ($)	Long-Term Incentive of Base Salary in Effect on February 16, 2023 (%)	Long-Term Incentive in Effect on February 16, 2023 ($)	MDU Resources Time-Based Restricted Stock Units (#)
Brian R. Gray	400,000	194	775,000	25,476
Nathan W. Ring	316,580	55	174,119	5,723
Trevor J. Hastings	420,000	100	420,000	13,806
Karl A. Liepitz	470,000	170	799,000	26,265
Nancy K. Christenson	292,600	55	160,930	5,290

Conversion of MDU Resources Outstanding Long-Term Equity Incentive Awards

Immediately prior to the Separation, our named executive officers held unvested MDU Resources performance shares and time-based restricted stock units. MDU Resources equity-based awards that were outstanding immediately prior to the Separation and held by named executive officers were treated as follows:

- **Restricted stock units:** At the effective time of the Separation, each award of MDU Resources restricted stock units held by a named executive officer was converted into an award of restricted stock units with respect to Knife River common stock and the number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award as measured immediately before and immediately after the Separation, subject to rounding.

- **Performance share awards:** Effective as of immediately prior to the Separation, the MDU Resources Board determined the level of performance for each completed fiscal year(s) within the applicable performance period based on actual performance results, and the performance level for each incomplete fiscal year within the applicable performance period was deemed to have been achieved at the target level. Specifically, the MDU Resources Compensation Committee determined that the MDU Resources performance shares awarded in (i) February 2021 for the 2021-2023 performance period were earned at a composite payout of 68%, comprised of two-thirds at 52% of target based on results as of December 31, 2022 and one-third at 100% of target for 2023, and (ii) February 2022 for the 2022-2024 performance period were earned at 91.3% of target, comprised of one-third at 74% of target based on the results as of December 31, 2022 and two-thirds at 100% of target for 2023 and 2024. Then, at the effective time of the Separation, each award of MDU Resources performance shares held by a named executive officer was converted into an award of restricted stock units with respect to Knife River common stock and the number of shares of Knife River common stock subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award (taking into account the determination of performance as of immediately prior to the Separation) as measured immediately before and immediately after the Separation, subject to rounding.

Knife River awards received for converted MDU Resources awards became subject to the terms of our LTIP. Prior service with MDU Resources is recognized for vesting purposes of Knife River awards. For details on the Knife River awards that our named executive officers received for their MDU Resources awards, please see the "Grants of Plan-Based Awards in 2023," "Outstanding Equity Awards at Fiscal Year-End 2023" and "Option Exercises and Stock Vested During 2023" tables in the "Executive Compensation Tables" section of this Proxy Statement.

Grant of 2023-2025 Knife River Long-Term Equity Incentive Awards

As contemplated by the offer letters that the named executive officers entered into with us in connection with the Separation, the compensation committee approved additional grants of Knife River time-based restricted stock units in July 2023 following the Separation because the value of the MDU Resources time-based restricted stock unit awards granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023 only represented a portion of the total value for the 2023 long-term equity-based incentive award grants set forth in the applicable offer letters, other than with respect to the CLO, for whom the total long-term equity-based incentive award amount contemplated by his offer letter was granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023.

Accordingly, on July 12, 2023, the compensation committee determined the number of incremental Knife River time-based restricted stock units to be granted to each named executive officer for the 2023-2025 vesting period by subtracting the value of the MDU Resources time-based restricted stock unit awards granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023 as of such grant date from the long-term equity-based incentive award amount set forth in the applicable offer letters and then dividing such incremental long-term award amount in effect at such time by the average of the closing prices of Knife River's common stock on the last 10 trading days of June 2023, which was $45.60 per share. Based on this price, the compensation committee awarded the Knife River time-based restricted stock units as shown below:

Name	Base Salary in Effect on July 12, 2023 ($)	Long-Term Incentive of Base Salary in Effect on July 12, 2023 (%)	Long-Term Incentive in Effect on July 12, 2023 ($)	Post-Spin Converted Knife River Time-Based Restricted Stock Units (#)	Incremental Knife River Time-Based Restricted Stock Units awarded July 12, 2023 (#)	Total Post-Spin Knife River Time-Based Restricted Stock Units (#)
Brian R. Gray[1]	800,000	375	2,676,389	21,227	41,696	62,923
Nathan W. Ring	450,000	150	675,000	4,768	10,983	15,751
Trevor J. Hastings	500,000	150	750,000	11,503	7,236	18,739
Karl A. Liepitz[2]	470,000	170	799,000	21,885	—	21,885
Nancy K. Christenson	350,000	100	350,000	4,407	4,146	8,553

[1] The long-term incentive for Mr. Gray was prorated based on his salary and long-term incentive target percentages for applicable time periods during 2023.

[2] Mr. Liepitz did not receive an incremental Knife-River time-based restricted stock unit grant because the total long-term equity-based incentive award amount contemplated by his offer letter was granted by the MDU Resources Compensation Committee and the MDU Resources Board in February 2023.

The restricted stock units enhance alignment with stockholders and serve as a retention tool. The time-based restricted stock units (including the MDU Resources time-based restricted stock units that were converted into Knife River time-based restricted stock units in connection with the Separation) granted in 2023 will vest at the end of 2025, as long as the executive remains continuously employed with the company. The time-based restricted stock units are designed to incentivize retention of our executives and alignment with the interests of our stockholders.

2024 Annual and Long-Term Incentive Preview

The compensation committee continues to evaluate annual and long-term incentive plan design to ensure proper alignment with our commitment to performance-based incentives.The following is a preview of the annual and long-term incentive structure that has been put in place by the compensation committee starting in 2024.

The 2024 annual incentive plan is designed to tie performance to Adjusted EBITDA as well as a safety performance measure. The Adjusted EBITDA measure will represent 90% of target with the safety measure representing 10% of target. The financial measure will align with the company's EDGE initiatives. The EDGE acronym stands for **E**BITDA margin improvement, **D**iscipline, **G**rowth and **E**xcellence and is the company's strategic initiative to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth.

Our named executive officers were awarded long-term incentive awards comprised of 35% time-based restricted stock unit awards and 65% performance share awards for the 2024-2026 performance period. The performance share award performance measures are tied to long-term shareholder value and based upon relative total shareholder return and achieving certain margin improvement measures.

The compensation committee will continue to review and refine the executive compensation program, including our compensation philosophy and incentive programs, in order to support appropriate alignment between pay and performance.

Stock Retention Requirement

The named executive officers must retain all vested share awards net of taxes if the executive has not met the stock ownership requirements under the company's stock ownership policy for executives.

Other Benefits

Upon Separation, the company continues to provide post-employment benefit plans and programs to our named executive officers that were implemented prior to the Separation and while we were a wholly-owned subsidiary of MDU Resources. We believe it is important to provide post-employment benefits which approximate retirement benefits paid by other employers to executives in similar positions. The compensation committee periodically reviews the benefits provided to maintain a market-based benefits package. Our named executive officers participated in the following plans during 2023 which are described below:

Plans	Brian R. Gray	Nathan W. Ring	Trevor J. Hastings	Karl A. Liepitz	Nancy K. Christenson
Pension Plans	No	No	Yes	Yes	Yes
401(k) Retirement Plan	Yes	Yes	Yes	Yes	Yes
Supplemental Income Security Plan	No	No	Yes	No	Yes
Company Contribution to Deferred Compensation Plan	Yes	Yes	Yes	Yes	Yes

Pension Plans

Effective in 2006, the Knife River Corporation Salaried Employees' Pension Plan (the "KRC pension plan") and the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees (the "MDU Resources pension plan") were closed to new employees and as of December 31, 2009, the defined benefit plans were frozen. For further details regarding the pension plans, refer to the section entitled "Pension Benefits for 2023."

401(k) Retirement Plan

On May 1, 2023, in preparation for the Separation, the assets attributable to Knife River participants in the MDU Resources Group, Inc. 401(k) Retirement Plan were spun off into a separate Knife River Corporation 401(k) Retirement Plan (401(k) plan). The named executive officers, as well as employees working a minimum of 1,000 hours per year, are eligible to participate in the 401(k) plan and defer annual income up to the Internal Revenue Service (IRS) limit. The named executive officers receive a company match up to 3% depending on their elected deferral rate. Contributions and the company match are invested in various funds based on the employee's election including company common stock.

The company provides increased company contributions to our 401(k) plan in lieu of pension plan contributions. For employees hired after 2006 or employees who were not previously participants in the pension plan, the added retirement contribution is 5% of plan eligible compensation. For employees hired prior to 2006 who were participants in the pension plan, the added retirement contributions are based on the employee's age as of December 31, 2009. The retirement contribution is 5% for Messrs. Gray and Ring, 9% for Mr. Hastings, 7% for Mr. Liepitz, and 11.5% for Ms. Christenson. These amounts may be reduced in accordance with the provisions of the 401(k) plan to ensure compliance with IRS limits.

Supplemental Income Security Plan

Prior to the Separation, certain key managers and executives were offered benefits under a nonqualified retirement plan referred to as the MDU Resources Supplemental Income Security Plan ("MDU Resources SISP"). Effective February 11, 2016, the MDU Resources SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants. Knife River established the Knife River Corporation Supplemental Income Security Plan ("SISP") effective with the Separation to continue the benefit for eligible participants. The SISP provides participants with additional retirement income and/or death benefits payable for 15 years. For further details regarding the company's SISP, refer to the section entitled "Pension Benefits for 2023." Named executive officers participating in the SISP are Mr. Hastings and Ms. Christenson.

Deferred Compensation Plan

The company provides a Deferred Compensation Plan (DCP) which provides a select group of management and other highly compensated employees the opportunity to defer compensation for retirement and other financial purposes. Participants in the plan may defer a portion of their salary and/or annual incentive. The compensation committee, upon recommendation from the CEO, may approve company contributions for select participants which vest over a three-year period. Company contributions recognize the participant's contributions to the company and serve as a retention tool. After satisfying the vesting requirements, distribution will be made in accordance with the terms of the plan. For further details regarding the company's DCP, refer to the section entitled "Nonqualified Deferred Compensation for 2023."

For 2023, the MDU Resources Compensation Committee selected and approved company contributions of $40,000 to Mr. Gray, $31,658 to Mr. Ring, $42,000 to Mr. Hastings, $47,000 to Mr. Liepitz, and $29,260 to Ms. Christenson. The MDU Resources Compensation Committee approved these amounts, as they represented 10% of their base salaries in effect as of January 1, 2023.

Compensation Governance

Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax or accounting treatment in determining compensation. The compensation committee did not make any adjustments to the 2023 compensation program to address the impact of tax or accounting treatment. The compensation committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and annual incentive compensation as earned. For our equity awards, we record the accounting expense in accordance with Accounting Standards Codification Topic 718, which is generally expensed over the vesting period.

Stock Ownership Requirements

Executives participating in our LTIP are required within five years of the Separation (or, if later, the individual's appointment or promotion into an executive level position) to beneficially own our common stock equal to a multiple of their base salary as outlined in the stock ownership policy. Stock owned through our 401(k) plan, or by a spouse, is considered in ownership calculations as well as unvested restricted stock units. In February 2024, the compensation committee revised the stock ownership policy to reduce the ownership policy multiple applicable to H and I salary grades from 3x to 2x, which resulted in a corresponding reduction of the required ownership for Ms. Christenson. The level of stock ownership compared to the ownership requirement is determined based on the closing sale price of our stock on the last trading day of the year and base salary as of December 31 of the same year. The table shows the named executive officers' holdings as a multiple of their base salary.

Name	Ownership Policy Multiple of Base Salary Within 5 Years	Actual Holdings as a Multiple of Base Salary	Ownership Requirement Must Be Met By:
Brian R. Gray	6X	5.9	06/01/2028
Nathan W. Ring	3X	4.3	06/01/2028
Trevor J. Hastings	3X	6.1	06/01/2028
Karl A. Liepitz	3X	7.8	06/01/2028
Nancy K. Christenson	2X	9.0	06/01/2028

Incentive Award Clawback Policy

The board has adopted the Incentive Compensation Recovery Policy, effective as of October 2, 2023, in accordance with Rule 10D-1 of the Exchange Act and the corresponding NYSE listing standards. The policy applies to our current and former executive officers as defined in Rule 10D-1, including the named executive officers and will be administered by the compensation committee. In the event we are required to prepare an accounting restatement to correct a material noncompliance with any financial reporting requirement under the securities laws, including restatements that correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the policy provides for the recovery of erroneously awarded incentive-based compensation received by executive officers on or after the policy's effective date. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

Policy Regarding Hedging Stock Ownership

Our Insider Trading Policy prohibits executive officers, which includes our named executive officers, from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership. See the section entitled "Security Ownership" for our policy on margin accounts and pledging of our stock.

COMPENSATION COMMITTEE REPORT

The compensation committee is primarily responsible for reviewing, approving, and overseeing the company's compensation plans and practices and works with management and the committee's independent compensation consultant to develop the company executive compensation programs. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K, Item 402(b), with management. Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in our Proxy Statement on Schedule 14A.

German Carmona Alvarez, Chair
Thomas Everist
Patricia L. Moss

Compensation Policies and Practices as They Relate to Risk Management

The company completed its first annual risk assessment of our 2023 compensation programs and concluded that our compensation policies and practices do not create risks which could have a material adverse effect on the company. After review and discussion of the assessment with the CLO, vice president of administration, and the CFO, the company identified the following practices designed to prevent excessive risk taking:

- Business management and governance practices:

  ◦ the use of human capital management systems and processes to attract, recruit, train, develop and retain employees to achieve short and long-term objectives;

  ◦ risk management is a specific performance competency included in the annual performance assessment of executives;

  ◦ board oversight and authorization on capital expenditure and operating plans promotes careful consideration of financial assumptions;

  ◦ board approval on business acquisitions above a specific dollar amount or on any transaction involving the exchange of company common stock;

  ◦ employee integrity training programs and anonymous reporting systems;

  ◦ regular risk assessment reports at audit committee meetings; and

  ◦ prohibitions on holding company stock in an account that is subject to a margin call, pledging company stock as collateral for a loan, and hedging of company stock by executive officers and directors.

- Executive compensation practices:

  ◦ active compensation committee review of all executive compensation programs as well as comparison of company performance to its peer group;

  ◦ use of independent consultants to assist in establishing pay targets and compensation structure;

  ◦ initial determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies;

  ◦ consideration of peer group and/or relevant industry practices to establish appropriate target compensation;

  ◦ a balanced compensation mix of fixed salary as well as annual and long-term incentives;

  ◦ use of interpolation for annual and long-term incentive awards to avoid payout cliffs;

  ◦ compensation committee negative discretion to adjust any annual incentive award payment downward;

  ◦ use of caps on annual incentive awards with a maximum of 250% of target, with the maximum established at 200% of target for 2024.

  ◦ ability to clawback incentive payments in the event of a financial restatement;

  ◦ use of restricted stock units for 100% of the long-term incentive award opportunity resulting from the Separation and related complexities of establishing performance based measures mid-year, with a transition to use a combination of performance shares and restricted stock units in 2024;

  ◦ use of restricted stock units to serve as a retention tool;

  ◦ substantive annual incentive goals measured by Adjusted EBITDA for all executives following the Separation, which is a measure important to stockholders and encourages balanced performance;

  ◦ use of financial performance metrics that are readily monitored and reviewed;

  ◦ regular review of companies in the compensation peer groups to ensure appropriateness and industry match;

  ◦ stock ownership requirements for board members and for executives participating in the LTIP; and

  ◦ mandatory holding periods of net after-tax company stock awards to executives until stock ownership requirements are achieved.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for 2023

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)[1]	Stock Awards ($) (e)[2]	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[3]	All Other Compensation ($) (i)[4]	Total ($) (j)
Brian R. Gray President and Chief Executive Officer (CEO)	2023	658,334	—	2,620,279	1,644,521	—	68,348	4,991,482
	2022	359,341	—	—	332,717	—	72,308	764,366
Nathan W. Ring Vice President and Chief Financial Officer (CFO)	2023	394,408	—	661,819	624,096	—	58,829	1,739,152
	2022	302,952	—	169,102	95,127	—	63,077	630,258
Trevor J. Hastings Vice President and Chief Operating Officer (COO)	2023	466,904	100,000	768,210	752,381	58,062	82,322	2,227,879
	2022	400,000	—	405,956	36,720	—	97,478	940,154
Karl A. Liepitz Vice President, Chief Legal Officer and Secretary (CLO)	2023	470,000	—	867,663	756,879	8,525	82,428	2,185,495
	2022	440,000	—	714,491	187,110	—	100,604	1,442,205
Nancy K. Christenson Vice President of Administration	2023	326,084	—	353,418	428,167	5,280	75,215	1,188,164
	2022	280,000	—	156,301	87,920	17,630	80,378	622,229

[1] In July 2023, the MDU Resources Compensation Committee awarded Mr. Hastings a $100,000 discretionary bonus for his work on a strategic review of MDU Construction Services Group, Inc.

[2] Amounts in this column represent the aggregate grant date fair value of the stock awards granted to our named executive officers by MDU Resources prior to the Separation, the incremental increase in fair value associated with the conversion of MDU Resources awards to Knife River restricted stock units, and the Knife River restricted stock unit awards granted after the Separation. The grant date fair value is calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718 and as described in Note 12 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023. See "Compensation Discussion and Analysis" for a description of the treatment of the outstanding MDU Resources performance shares and restricted stock units at the time of Separation. The following table separates the grant date fair value of the stock awards granted by MDU Resources during 2023 and the incremental increase in fair value attributable to the conversion of such stock awards at Separation.

Name	Grant Date Fair Value of MDU Resources Stock Awards ($)	Incremental Increase in Fair Value of Stock Awards at Separation ($)
Brian R. Gray	793,832	33,519
Nathan W. Ring	178,329	11,221
Trevor J. Hastings	430,195	26,867
Karl A. Liepitz	818,417	49,245
Nancy K. Christenson	164,836	10,304

(3) Amounts shown for 2023 represent the change in the actuarial present value for the named executive officers' accumulated benefits under the pension plan and SISP. There were no above-market earnings on deferred compensation in 2023.

Name	Accumulated Pension Change ($)	Above Market Earnings ($)
Brian R. Gray	—	—
Nathan W. Ring	—	—
Trevor J. Hastings	58,062	—
Karl A. Liepitz	8,525	—
Nancy K. Christenson	5,280	—

(4) All Other Compensation for 2023 is comprised of:

Name	401(k) Plan ($)[a]	Nonqualified Deferred Compensation Plan ($)[b]	Life Insurance Premium ($)	Matching Charitable Contributions ($)	Total ($)
Brian R. Gray	26,400	40,000	748	1,200	68,348
Nathan W. Ring	26,400	31,658	611	160	58,829
Trevor J. Hastings	39,600	42,000	722	—	82,322
Karl A. Liepitz	33,000	47,000	728	1,700	82,428
Nancy K. Christenson	43,500	29,260	505	1,950	75,215

(a) Represents MDU Resources and Knife River contributions to the 401(k) plan, which includes matching contributions and retirement contributions associated with the frozen pension plan as of December 31, 2009.

(b) Represents MDU Resources contribution amounts to the DCP, which are approved by the compensation committee. For further information, see the section entitled "Nonqualified Deferred Compensation for 2023."

Grants of Plan-Based Awards in 2023

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)		
Brian R. Gray	2/16/2023 [1]	167,604	670,417	1,644,521		
	2/16/2023 [2]				21,227	793,832
	6/1/2023 [3]					33,519
	7/12/2023 [4]				41,696	1,792,928
Nathan W. Ring	2/16/2023 [1]	62,410	249,638	624,096		
	2/16/2023 [2]				4,768	178,329
	6/1/2023 [3]					11,221
	7/12/2023 [4]				10,983	472,269
Trevor J. Hastings	2/16/2023 [1]	81,029	324,115	752,381		
	2/16/2023 [2]				11,503	430,195
	6/1/2023 [3]					26,867
	7/12/2023 [4]				7,236	311,148
Karl A. Liepitz	2/16/2023 [1]	109,999	352,500	804,875		
	2/16/2023 [2]				21,885	818,417
	6/1/2023 [3]					49,245
Nancy K. Christenson	2/16/2023 [1]	42,817	171,267	428,167		
	2/16/2023 [2]				4,407	164,836
	6/1/2023 [3]					10,304
	7/12/2023 [4]				4,146	178,278

[1] Amounts represent possible payouts under the annual incentive awards for 2023 granted pursuant to the MDU Resources and Knife River Corporation Executive Incentive Compensation Plans.

[2] Represents restricted stock units granted by MDU Resources as converted to Knife River restricted stock units in connection with the Separation.

[3] Amounts represent the incremental increase in fair value related to the conversion of all outstanding MDU Resources performance shares and restricted stock units to Knife River restricted stock units in connection with the Separation.

[4] Represents restricted stock units granted by Knife River after the Separation.

Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Annual Incentive

The MDU Resources Compensation Committee and company management recommended the 2023 annual cash incentive award for our named executive officers and the MDU Resources Board approved these opportunities at its meeting on February 16, 2023.

As described in the "Annual Cash Incentives" section of the "Compensation Discussion and Analysis," payment of annual cash incentive awards is dependent upon achievement of performance measures; actual payout may range from 0% to 250% of the target. The DEI modifier adds or deducts up to 5% of the CEO, COO, and CLO's annual incentive target, prorated as applicable, based on the compensation committee's assessment.

All our named executive officers were awarded their annual cash incentives pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan or the Knife River Corporation Executive Incentive Compensation Plan. The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether to adjust payment of awards downward based upon individual performance. For further discussion of the specific 2023 incentive plan performance measures and results, see the "Annual Cash Incentives" section in the "Compensation Discussion and Analysis."

Long-Term Incentive

In February 2023, restricted stock unit awards were granted to our named executive officers by MDU Resources. In connection with the Separation, outstanding MDU Resources awards held by Knife River employees, including the named executive officers, were converted to Knife River restricted stock units. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value immediately prior to the Separation. The converted awards are subject to the same terms and conditions as the original awards prior to the Separation. At its meeting on July 12, 2023, the compensation committee approved grants of additional restricted stock unit awards for the named executive officers, excluding the CLO, in accordance with each applicable named executive officer offer letter.

The restricted stock units granted in 2023 will vest on December 31, 2025, if the executives remain employed with the company through the vesting date.

Employment Agreements

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change of control of the company. The compensation committee generally considers providing severance benefits on a case-by-case basis. Post-employment or change of control benefits available to our executives are addressed within our incentive and retirement plans. Refer to the section entitled "Potential Payments upon Termination or Change of Control."

MDU Resources and Knife River entered into service agreements with each of our named executive officers. These offer letters became effective and, to the extent applicable, Knife River assumed such agreements, as of the Separation Date. The material terms of these offer letters are described below.

Brian R. Gray

Mr. Gray received an offer letter dated March 27, 2023 setting forth his compensation for the role of president and CEO of Knife River following the Separation. The offer letter provided that effective as of the day prior to, and subject to the occurrence of, the Separation, Mr. Gray's annual base salary would be $800,000, his target annual cash incentive opportunity would be 115% of base salary, and his long-term incentive equity award opportunity for 2023 would be 375% of base salary.

As described in the offer letter, Mr. Gray's target annual cash incentive opportunity and long-term incentive equity award opportunity for 2023 was determined on a pro rata basis for the time in each of the positions he held during 2023. In order to effectuate the increase in Mr. Gray's 2023 long-term incentive equity award opportunity, the offer letter contemplated that an additional award of restricted stock units would be granted to Mr. Gray by Knife River after the Separation.

Nathan W. Ring

Mr. Ring received an offer letter dated March 15, 2023 setting forth his compensation for the role of CFO of Knife River following the Separation. The offer letter provided that effective with the day of, and subject to the occurrence of, the Separation, Mr. Ring's annual base salary would be $450,000, his target annual cash incentive opportunity would be 75% of base salary, and his long-term incentive equity award opportunity for 2023 would be $675,000.

As described in the offer letter, Mr. Ring's target annual cash incentive opportunity for 2023 was determined on a pro rata basis for the time in each of the positions he held during 2023. In order to effectuate the increase in Mr. Ring's 2023 long-term incentive equity award opportunity, the offer letter contemplated that an additional award of restricted stock units would be granted to Mr. Ring by Knife River after the Separation.

Trevor J. Hastings

Mr. Hastings received an offer letter dated March 15, 2023 in connection with his appointment as COO of Knife River. The offer letter provided that effective as of the day prior to, and subject to the occurrence of, the Separation, Mr. Hastings' annual base salary would be $500,000, his target annual incentive compensation opportunity would be 75% of base salary, and his long-term incentive equity award opportunity for 2023 would be $750,000.

As described in the offer letter, Mr. Hastings' target annual cash incentive opportunity for 2023 was determined on a pro rata basis for the time in each of the positions he held during 2023. In order to effectuate the increase in Mr. Hastings' 2023 long-term incentive equity award opportunity, the offer letter contemplated that an additional award of restricted stock units would be granted to Mr. Hastings by Knife River after the Separation.

Karl A. Liepitz

Mr. Liepitz received an offer letter dated March 15, 2023 in connection with his appointment as CLO of Knife River. The offer letter provided that effective as of the day prior to, and subject to the occurrence of, the Separation, Mr. Liepitz's annual base salary would remain $470,000, his target annual cash incentive opportunity would remain 75% of base salary, and his long-term incentive equity award opportunity for 2023 would remain $799,000.

Nancy K. Christenson

Ms. Christenson received an offer letter dated March 15, 2023 in connection with her continuing services as vice president of administration of Knife River. The offer letter provided that effective with the day of, and subject to the occurrence of, the Separation, Ms. Christenson's annual base salary would be $350,000, her target annual cash incentive opportunity would be 60% of base salary, and her annual long-term incentive equity award opportunity for 2023 would be $350,000.

As described in the offer letter, Ms. Christenson's target annual cash incentive opportunity for 2023 was determined on a pro rata basis for the portion of 2023 occurring prior to and following the Separation. In order to effectuate the increase in Ms. Christenson's 2023 long-term incentive equity award opportunity, the offer letter contemplated that an additional award of restricted stock units would be granted to Ms. Christenson by Knife River after the Separation.

Salary and Bonus in Proportion to Total Compensation

The following table shows the proportion of salary and bonus to total compensation as presented in the Summary Compensation Table. Bonuses for purposes of this table and the Summary Compensation Table refer to discretionary payments to executive officers outside of our executive incentive plans as described above. In July 2023, the MDU Resources Compensation Committee awarded Mr. Hastings a $100,000 discretionary bonus for his work on a strategic review of MDU Construction Services Group, Inc. No other bonuses were paid to the executive officers in 2023.

Name	Salary ($)	Bonus ($)	Total Compensation ($)	Salary and Bonus as a % of Total Compensation
Brian R. Gray	658,334	—	4,991,482	13.2
Nathan W. Ring	394,408	—	1,739,152	22.7
Trevor J. Hastings	466,904	100,000	2,227,879	25.4
Karl A. Liepitz	470,000	—	2,185,495	21.5
Nancy K. Christenson	326,084	—	1,188,164	27.4

Outstanding Equity Awards at Fiscal Year-End 2023

The following table sets forth information regarding restricted stock units that had not vested for each named executive officer as of December 31, 2023. All information presented in the table is on a post-conversion basis. See "Compensation Discussion and Analysis" for a description of the treatment of the outstanding MDU Resources performance shares and restricted stock units at the time of Separation.

	Stock Awards		
Name (a)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (g)		Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (h)[3]
Brian R. Gray	62,923	[2]	4,164,244
Nathan W. Ring	4,258	[1]	281,794
Nathan W. Ring	15,751	[2]	1,042,401
Trevor J. Hastings	10,223	[1]	676,558
Trevor J. Hastings	18,739	[2]	1,240,147
Karl A. Liepitz	17,993	[1]	1,190,777
Karl A. Liepitz	21,885	[2]	1,448,349
Nancy K. Christenson	3,935	[1]	260,418
Nancy K. Christenson	8,553	[2]	566,038

[1] Time-based restricted stock units, which will vest on December 31, 2024.

[2] Time-based restricted stock units, which will vest on December 31, 2025.

[3] Value based on the number of restricted stock units reflected in column (g) multiplied by $66.18, the year-end per share closing stock price for 2023.

Option Exercises and Stock Vested During 2023

Name (a)	Stock Awards	
	Number of Shares Acquired on Vesting (#) (d)[1]	Value Realized on Vesting ($) (e)[2]
Brian R. Gray	—	—
Nathan W. Ring	8,166	401,419
Trevor J. Hastings	19,653	949,655
Karl A. Liepitz	13,678	937,264
Nancy K. Christenson	7,328	360,846

[1] Includes MDU Resources performance shares earned for the 2020-2022 performance period ended December 31, 2022, which were settled February 16, 2023. The number of shares reflects shares of MDU Resources common stock prior to the Separation. Also includes MDU Resources restricted stock units as converted to Knife River restricted stock units in connection with the Separation, which vested on December 31, 2023, and were settled on February 22, 2024.

[2] The value is based on (a) the MDU Resources performance shares earned on December 31, 2022 using the closing stock price of MDU Resources common stock on December 31, 2022 of $30.34 per share and the related dividend equivalents and (b) the Knife River restricted stock units that vested on December 31, 2023 using the closing price of Knife River common stock on December 31, 2023 of $66.18 per share and the related dividend equivalents.

Pension Benefits for 2023

Name (a)	Plan Name (b)[1]	Number of Years Credited Service (#) (c)[2]	Present Value of Accumulated Benefit ($) (d)
Brian R. Gray	Pension	n/a	—
	SISP	n/a	—
Nathan W. Ring	Pension	n/a	—
	SISP	n/a	—
Trevor J. Hastings	Pension	13	288,340
	SISP	10	364,378
Karl A. Liepitz	Pension	6	37,149
	SISP	n/a	—
Nancy K. Christenson	Pension	32	1,042,277
	SISP	10	812,537

[1] Messrs. Gray and Ring do not participate in the pension plan or SISP. Mr. Hastings and Ms. Christenson participate in the KRC pension plan and the SISP. Mr. Liepitz is a vested term participant in the MDU Resources pension plan.

[2] Years of credited service related to the pension plan reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen. Years of credited service related to the SISP reflects the years toward full vesting of the benefit which is 10 years.

The amounts shown for the pension plan and SISP represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2023, calculated using:

- a 4.74% discount rate for the SISP;
- a 4.82% discount rate for the KRC and MDU Resources pension plans;
- the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only); and
- no recognition of pre-retirement mortality.

The actuary assumed a retirement age of 60 for the pension and SISP benefits and assumed retirement benefits commence at age 60 for the pension and age 65 for SISP benefits.

Pension Plans

Both plans apply to employees hired before 2006 and were amended to cease benefit accruals as of December 31, 2009. The benefits under both pension plans are based on a participant's average annual salary over the 60 consecutive month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and as actuarially reduced annuities with a survivor benefit for married participants unless they choose otherwise.

Supplemental Income Security Plan

The MDU Resources SISP, a nonqualified defined benefit retirement plan, was offered to select key managers and executives. Benefits are determined by reference to levels defined within the plan. The MDU Resources Compensation Committee, after receiving recommendations from the MDU Resources chief executive officer, determined each participant's level within the plan. On February 11, 2016, the MDU Resources SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants. Knife River established the Knife River Corporation Supplemental Income Security Plan effective with the Separation.

The SISP is intended to augment the retirement income provided under the pension plans and is payable to the participant or their beneficiary for a period of 15 years. The SISP benefits are subject to a vesting schedule where participants are 100% vested after ten years of participation in the plan. The annual SISP retirement benefit is $64,320 for Mr. Hastings and $75,000 for Ms. Christenson. The annual SISP death benefit is $128,640 for Mr. Hastings and $150,000 for Ms. Christenson.

Participants can elect to receive the SISP as:

- monthly retirement benefits only;
- monthly death benefits paid to a beneficiary only; or
- a combination of retirement and death benefits, where each benefit is reduced proportionately.

Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided.

The SISP benefits are forfeited if the participant's employment is terminated for cause.

Nonqualified Deferred Compensation for 2023

Deferred Annual Incentive Compensation

Executives participating in the MDU Resources Executive Incentive Compensation Plan could elect to defer up to 100% of their annual incentive awards which would accrue interest at a rate determined each year based on an average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the twelve month period from October to September. The interest rate in effect for 2023 was 4.04%. Payment of deferred amounts is in accordance with the participant's election either as lump sum or in monthly installments not to exceed 120 months, following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a change of control, all amounts deferred would immediately become payable. For purposes of deferred annual incentive compensation, a change of control is defined as:

- an acquisition during a 12-month period of 30% or more of the total voting power of our stock;

- an acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock;

- replacement of a majority of the members of our board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors; or

- acquisition of our assets having a gross fair market value at least equal to 40% of the gross fair market value of all of our assets.

The deferred compensation provision of the MDU Resources Executive Incentive Compensation Plan was frozen to new contributions effective January 1, 2021. Knife River established the Knife River Corporation Executive Incentive Compensation Plan effective with the Separation.

Nonqualified Defined Contribution Plan

MDU Resources adopted the Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Knife River established the Knife River Corporation Nonqualified Defined Contribution Plan effective with the Separation. Company contributions to participant accounts were approved by the compensation committee and constitute an unsecured promise of the company to make such payments. Participant accounts capture the hypothetical investment experience based on the participant's elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vest four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause. The Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

Deferred Compensation Plan

The company adopted the Deferred Compensation Plan, effective upon the Separation, which mirrored the terms of the MDU Resources Deferred Compensation Plan. In connection with the Separation, aggregate earnings and balances for named executive officers under the MDU Resources Deferred Compensation Plan were transferred to the company's Deferred Compensation Plan. Under the company's Deferred Compensation Plan, participants can defer up to 80% of base salary and up to 100% of their annual incentive payment. The company provides discretionary credits to select individuals recommended by the CEO and approved by the compensation committee. Participants are 100% vested in their contributions of salary and/or annual incentive but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant's employment is terminated for cause.

The table below represents the combined participant earnings and participant balances under all three nonqualified plans.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)[1]	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Brian R. Gray	—	40,000	63,584	—	425,460
Nathan W. Ring	—	31,658	34,908	—	220,797
Trevor J. Hastings	—	42,000	39,845	—	272,393
Karl A. Liepitz	—	47,000	29,724	—	196,850
Nancy K. Christenson	21,980	29,260	115,670	—	2,399,039

[1] Represents contributions made in 2023 by MDU Resources prior to the Separation under the MDU Resources Deferred Compensation Plan.

Potential Payments upon Termination or Change of Control

The Potential Payments upon Termination or Change of Control Table shows the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios or upon a change of control. The scenarios include:

- Voluntary or Not for Cause Termination;
- Death;
- Disability;
- Change of Control with Termination; and
- Change of Control without Termination.

For the named executive officers, the information assumes the terminations or the change of control occurred on December 29, 2023.

The table excludes compensation and benefits our named executive officers would earn during their employment with us whether or not a termination or change of control event had occurred. The tables also do not include benefits under plans or arrangements generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under our qualified defined benefit pension plan (for employees hired before 2006), the MDU Resources pension plan, accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include deferred compensation under the Knife River Corporation Executive Incentive Compensation Plan, Knife River Corporation Nonqualified Defined Contribution Plan, or the Knife River Corporation Deferred Compensation Plan. These amounts are shown and explained in the "Nonqualified Deferred Compensation for 2023" table. This table does not include SISP or SISP death benefits. These are explained in the "Pension Benefits for 2023" table.

Compensation

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change of control of the company. The compensation committee generally considers providing severance benefits on a case-by-case basis. Any post-employment or change of control benefits available to our executives are addressed within our incentive and retirement plans. Because severance payments are discretionary, no amounts are presented in the tables.

All named executive officers were granted their 2023 annual incentive award under the Executive Incentive Compensation Plan, which requires participants to remain employed with the company through the service year to be eligible for a payout, unless otherwise determined by the compensation committee for executive officers or employment termination after age 65. All our scenarios assume a termination or change in control event on December 29, 2023. In these scenarios, the named executive officers would be considered employed for the entire performance period and would be eligible to receive their annual incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual incentives in the tables, as they would be eligible to receive their annual incentive award with or without a termination or change of control on December 29, 2023.

All equity awards held by our named executive officers, consisting of time-based restricted stock units, are subject to the terms of the LTIP. The LTIP provides that, upon a change of control, unless otherwise provided in an award agreement, all restricted stock units will become immediately vested in full.

A change of control (with or without termination), is defined in the LTIP as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock;
- a majority of our board of directors whose election or nomination was not approved by a majority of the incumbent board members;

- consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors; or

- stockholder approval of our liquidation or dissolution.

Our restricted stock unit award agreement provides that restricted stock unit awards are forfeited if the participant's employment terminates for situations other than death, disability or before the participant has reached age 55 with 10 years of service. If a participant's employment terminates after reaching age 55 and completing 10 years of service, restricted stock unit share awards are prorated as follows:

- termination of employment during the first year of the vesting period = restricted stock unit awards are forfeited;

- termination of employment during the second year of the vesting period = restricted stock unit awards earned are prorated based on the number of months employed during the vesting period; and

- termination of employment during the third year of the vesting period = full amount of any restricted stock unit awards earned are received.

In situations of death or disability, the restricted stock unit awards earned would be prorated based on the number of full months of employment completed prior to death or disability during the vesting period.

In the case of voluntary or not for cause termination, Ms. Christenson, who has reached age 55, would have forfeited the restricted stock units granted in 2023, would have vested in 2/3 of the restricted stock units granted in 2022 based on 24 out of 36 months of the vesting period, and the restricted stock units granted in 2021 would have vested by their terms regardless of termination. Since Messrs. Gray, Ring, Hastings and Liepitz have not reached age 55, in the case of voluntary or not for cause termination, the restricted stock units granted in 2021 would have vested by their terms regardless of termination, and they would have forfeited the restricted stock units granted in 2022 and 2023.

In the case of termination due to death or disability, all our named executive officers would have vested in 1/3 of the restricted stock units granted in 2023 based on 12 out of 36 months of the vesting period, in 2/3 of the restricted stock units granted in 2022 based on 24 out of 36 months of the vesting period, and the restricted stock units granted in 2021 would have vested by their terms regardless of termination.

For purposes of calculating the restricted stock unit award value shown in the Potential Payments upon Termination or Change of Control Table, the number of vested restricted stock units was multiplied by $66.695, the average of the high and low stock price for the last market day of the year, which was December 29, 2023. Dividend equivalents based on the number of vesting shares are also included in the amounts presented.

Benefits

Disability
We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue until as follows:

Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65-67	To age 70
Age 68 and over	24 months

Disability benefits are reduced for amounts paid as retirement benefits which include pension and SISP benefits. The disability payments in the Potential Payments upon Termination or Change of Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Mr. Hastings, who participates in the KRC pension plan, and Mr. Liepitz who is a vested term in the MDU Resources pension plan, the amount represents the present value of the disability benefit after reduction for retirement benefits using a discount rate of 4.82% for the pension plans. Because Ms. Christenson's retirement benefits are greater than the disability benefit, the amount shown is zero. For Messrs. Gray and Ring who do not participate in the pension plans, the amount represents the present value of the disability benefit without reduction for retirement benefits using the discount rate of 4.74%, which is considered a reasonable rate for purposes of the calculation.

Potential Payments upon Termination or Change of Control Table

Executive Benefits and Payments upon Termination or Change of Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
Brian R. Gray					
Compensation:					
Restricted Stock Units	—	1,417,213	1,417,213	4,202,318	4,202,318
Benefits and Perquisites:					
Disability Benefits	—	—	527,390	—	—
	—	**1,417,213**	**1,944,603**	**4,202,318**	**4,202,318**
Nathan W. Ring					
Compensation:					
Restricted Stock Units	—	549,002	549,002	1,341,383	1,341,383
Benefits and Perquisites:					
Disability Benefits	—	—	686,296	—	—
	—	**549,002**	**1,235,298**	**1,341,383**	**1,341,383**
Trevor J. Hastings					
Compensation:					
Restricted Stock Units	—	888,359	888,359	1,948,159	1,948,159
Benefits and Perquisites:					
Disability Benefits	—	—	459,489	—	—
	—	**888,359**	**1,347,848**	**1,948,159**	**1,948,159**
Karl A. Liepitz					
Compensation:					
Restricted Stock Units	—	1,313,681	1,313,681	2,689,209	2,689,209
Benefits and Perquisites:					
Disability Benefits	—	—	741,085	—	—
	—	**1,313,681**	**2,054,766**	**2,689,209**	**2,689,209**
Nancy K. Christenson					
Compensation:					
Restricted Stock Units	179,479	372,121	372,121	839,249	839,249
Benefits and Perquisites:					
Disability Benefits	—	—	—	—	—
	179,479	**372,121**	**372,121**	**839,249**	**839,249**

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing information regarding the Compensation Actually Paid (CAP), as defined by SEC rules, to our named executive officers and certain company financial performance. As permitted by SEC rules, we are providing such disclosure for only 2023, because we were not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act prior to such year. The CAP amounts shown in the table below do not reflect the actual amount of compensation earned by or paid to our executives during the applicable year. Please refer to the "Compensation Discussion and Analysis" section in this Proxy Statement for a complete description of how executive compensation relates to company performance and how the compensation committee makes its decisions.

Year[1]	Summary Compensation Table Total Compensation for Principal Executive Officer (PEO) ($)[2]	Compensation Actually Paid to PEO ($)[3]	Average Summary Compensation Table Total Compensation for Non-PEO Named Executive Officers ($)[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[5]	Value of initial fixed $100 investment based on:		Net Income (in thousands) ($)[8]	Company Selected Measure - Adjusted EBITDA (in thousands) ($)[9]
					Total Stockholder Return ($)[6]	Peer Group Total Stockholder Return ($)[7]		
2023	4,991,482	6,535,447	1,835,172	2,665,370	188.98	120.11	182,872	432,421

[1] Our PEO for 2023 was Brian R. Gray. Our non-PEO named executive officers for 2023 were Nathan W. Ring, Trevor J. Hastings, Karl A. Liepitz and Nancy K. Christenson.

[2] Represents Mr. Gray's total compensation as shown in the Summary Compensation Table (SCT) for 2023.

[3] To arrive at CAP for Mr. Gray, total compensation as reported in the SCT was adjusted for the following:

	2023
SCT Total Compensation for the PEO	4,991,482
less: Reported Value of Stock Awards in the SCT[a]	2,620,279
plus: Stock Award Adjustments[b]	4,164,244
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
CAP for the PEO	6,535,447

[a] Equity compensation grant date and year-end fair value for time-based awards were determined by the closing stock price on the date of grant or year-end, as applicable.

[b] Stock Award Adjustment in determining CAP is as follows (fair value of equity awards was determined using methodologies and assumptions developed in a manner materially consistent with those used to determine the grant date fair value of the awards):

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	4,164,244	—	—	—	—	—	4,164,244

[4] Represents the average total compensation of our non-PEO named executive officers as shown in the SCT for 2023.

(5) To arrive at the Average CAP for our non-PEO named executive officers, total compensation as reported in the SCT was adjusted for the following:

	2023
Average of SCT Total Compensation for Non-PEO Named Executive Officers	1,835,172
less: Reported Value of Stock Awards in the SCT[a]	662,777
plus: Stock Award Adjustments[b]	1,510,942
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	17,967
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
Average CAP for the Non-PEO Named Executive Officers	2,665,370

(a) Equity compensation grant date and year-end fair value for time-based awards were determined by the closing stock price on the date of grant or year-end, as applicable.

(b) Stock Award Adjustments in determining CAP

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	1,074,234	225,018	—	211,690	—	—	1,510,942

(6) Represents value of $100 invested in company stock on June 1, 2023 (the date we become a publicly traded company) assuming dividends are reinvested in company stock at the frequency paid.

(7) Represents the value of $100 invested in the S&P 400 Materials Index on June 1, 2023 (the date we become a publicly traded company), which is used for the company's stock performance graph in the 2023 Annual Report, assuming dividends are reinvested in the compensation peer group stock at the frequency paid.

(8) Net income for periods prior to the Separation is attributable to MDU Resources' construction materials and contracting services segment.

(9) Adjusted EBITDA is a non-GAAP financial measure and is calculated by adding back income taxes; interest expense (net of interest income); depreciation, depletion and amortization expense; unrealized gains and losses on benefit plan investments; stock-based compensation; and one-time Separation costs to net income.

2023 Most Important Financial Measures

The financial performance measures identified as the most important measures used by the company to link PEO and non-PEO named executive officer 2023 CAP to company performance are listed below in unranked order, each of which is described in more detail in the "Compensation Discussion and Analysis". Due to the Separation, the company had only two financial performance measures to link PEO and non-PEO named executive officer 2023 CAP to company performance.

Performance Metrics Most Closely Linked to CAP for 2023
Net Income
Adjusted EBITDA

Descriptions of the Information Presented in the Pay Versus Performance Table

We are providing the following graphics to illustrate the relationship between our PEO CAP and our non-PEO named executive officers' CAP as a group and company performance, as set forth and described in and under the "Pay Versus Performance"

table, including the company's net income and Adjusted EBITDA and the company's and peer group's TSR during 2023, assuming $100 initial investment on June 1, 2023.

CAP vs. Company TSR and Peer Group TSR

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's TSR and peer group TSR for 2023.



Compensation Actually Paid vs Company TSR and Peer Group TSR

CAP vs. Net Income

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's Net Income for 2023.



Compensation Actually Paid vs Net Income

CAP vs. Adjusted EBITDA

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's Adjusted EBITDA for 2023.


Compensation Actually Paid vs Adjusted EBITDA
Compensation Actually Paid (in thousands)
$7,500
$5,000
$2,500
$0
$432.4
Adjusted EBITDA (in millions)
2023
PEO CAP
Average Non-PEO NEO CAP
Adjusted EBITDA

AUDIT MATTERS

ITEM 4: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

The audit committee at its February 2024 meeting appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2024. The board concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent registered public accounting firm since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2024, the audit committee will consider your vote in determining its appointment of our independent registered public accounting firm for the next fiscal year. The audit committee, in appointing our independent registered public accounting firm, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will attend the annual meeting online and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the annual meeting; however, he or she will be free to do so if he or she chooses.

> **The board of directors recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2024.**

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024 requires the affirmative vote of a majority of the shares of our common stock present online or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. We do not expect any broker non-votes on the proposal.

Annual Evaluation and Selection of Deloitte & Touche LLP

The audit committee annually evaluates the performance of its independent registered public accounting firm, including the senior audit engagement team, and determines whether to re-engage the current independent accounting firm or consider other firms. Factors considered by the audit committee in deciding whether to retain the current independent accounting firm include:

- Deloitte & Touche LLP's capabilities considering the complexity of our business and the resulting demands placed on Deloitte & Touche LLP in terms of technical expertise and knowledge of our industry and business;
- the quality and candor of Deloitte & Touche LLP's communications with the audit committee and management;
- Deloitte & Touche LLP's independence;
- the quality and efficiency of the services provided by Deloitte & Touche LLP, including input from management on Deloitte & Touche LLP's performance and how effectively Deloitte & Touche LLP demonstrated its independent judgment, objectivity, and professional skepticism;
- the workload capacity and resources of Deloitte & Touche LLP's senior audit engagement team;
- external data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte & Touche LLP and its peer firms; and

- the appropriateness of Deloitte & Touche LLP's fees, tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure Deloitte & Touche LLP's continued independence.

Based on this evaluation, the audit committee and the board believe that retaining Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024, is in the best interests of our company and its stockholders.

In accordance with rules applicable to mandatory partner rotation, Deloitte & Touche LLP's lead engagement partner for our audit was changed in February 2024. The audit committee oversees the process for, and ultimately approves, the selection of the lead engagement partner.

Audit Fees and Non-Audit Fees

The following table summarizes the aggregate fees that our independent registered public accounting firm, Deloitte & Touche LLP, billed or is expected to bill us for professional services rendered for 2023. Prior to the Separation, MDU Resources paid any audit, audit-related, tax or other fees related to Knife River's business.

	2023 ($)
Audit Fees [1][2]	$ 2,290,714
Audit-Related Fees	$ —
Tax Fees	$ —
All Other Fees	$ —
Total Fees [2]	$ 2,290,714
Ratio of Tax and All Other Fees to Audit and Audit-Related Fees	— %

[1] Audit fees for 2023 consisted of fees for the annual audit of our consolidated financial statements, reviews of quarterly financial statements, comfort letters in connection with securities offerings, and other filings with the SEC.

[2] Total fees reported above include out-of-pocket expenses related to the services provided of $111,039 for 2023.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2023 in accordance with the pre-approval policy and procedures the audit committee adopted in 2023. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the SEC.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding such meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, currently Patricia L. Moss, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP is required to provide a statement setting forth the reasons why rendering of the proposed services does not compromise

Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or included as an exhibit thereto or may be delivered in a separate written statement.

AUDIT COMMITTEE REPORT

The audit committee assists the board in fulfilling its oversight responsibilities and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee (a) assists the board's oversight of (i) the integrity of the company's financial reporting process and system of internal controls, (ii) the company's compliance with legal and regulatory requirements and the code of conduct, (iii) the independent auditors' qualifications and independence, (iv) the performance of the company's internal audit function and independent auditors, and (v) the company's management of risks in the audit committee's areas of responsibility; (b) arranges for the preparation of and approves the report that SEC rules require be included in the company's annual proxy statement; and (c) is also responsible for the appointment, compensation, retention, and oversight of the independent auditors including pre-approval of all audit and non-audit services by the independent auditors. The audit committee acts under a written charter which it reviews at least annually and a copy of which is available on our website.

Management has primary responsibility for the company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and assessing the effectiveness of the company's internal controls over financial reporting. The audit committee oversees the company's financial reporting process and internal controls on behalf of the board.

In performing its oversight responsibilities in connection with our financial statements for the year ended December 31, 2023, the audit committee:

- reviewed and discussed the audited financial statements with management;

- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the audit committee concerning independence and discussed with the independent auditors their independence.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC. The audit committee has appointed Deloitte & Touche LLP as the company's independent auditors for 2024. Stockholder ratification of this appointment is included as Item 4 in these proxy materials.

Patricia L. Moss, Chair
German Carmona Alvarez
William J. Sandbrook

INFORMATION ABOUT THE ANNUAL MEETING

Who Can Vote?

Stockholders of record at the close of business on March 15, 2024, are entitled to vote each share they owned on that date on each matter presented at the annual meeting and any adjournment(s) thereof. As of March 15, 2024, we had 56,609,704 shares of common stock outstanding each entitled to one vote per share.

To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice or your Proxy Card, or on the instructions that accompanied your proxy materials. If your shares are held in "street name," you should contact your bank, broker, or other holder of record to obtain your 16-digit control number or otherwise vote through the bank, broker, or other holder of record. Only stockholders with a valid 16-digit control number will be able to attend the annual meeting, vote, and ask questions. The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.

Distribution of Our Proxy Materials Using Notice and Access

We distributed proxy materials to certain of our stockholders via the Internet under the SEC's "Notice and Access" rules to reduce our costs and decrease the environmental impact of our proxy materials. Using this method of distribution, on or about March 29, 2024, we mailed the Notice that contains basic information about our annual meeting and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you received the Notice and prefer to receive a paper copy of the proxy materials, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via your preferred method.

How to Vote

You are encouraged to vote in advance of the annual meeting using one of the following voting methods, even if you are planning to attend the annual meeting online.

Registered Stockholders: Stockholders of record who hold their shares directly with our stock registrar can vote any one of four ways:

By Internet: Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.

By Telephone: Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 13, 2024.

By Mail: If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

During the Meeting: Attend the annual meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/KNF2024. Even if you plan to attend the annual meeting online, we recommend that you also vote either by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Beneficial Stockholders: Stockholders whose shares are held beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name") and do not have a control number, will receive voting instructions from said bank, broker, or other holder of record. If you are a beneficial owner who does not have a control number, you will still be able to attend the meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. Even if you plan to attend the annual meeting online, we recommend that you also vote either by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

See discussion below regarding the Knife River Corporation 401(k) Plan for voting instructions for shares held under our 401(k) plan.

How to Attend and Vote at the Annual Meeting

The annual meeting will be held entirely online live via audio webcast. In structuring our virtual annual meeting, our goal is to enhance stockholder participation. We have designed the virtual annual meeting to provide stockholders with substantially the same opportunities to participate as if the annual meeting were held in person, and we believe the virtual annual meeting accomplishes this goal. We aim to provide a consistent experience to all stockholders regardless of their geographic location. Any stockholder can attend the annual meeting live online at www.virtualshareholdermeeting.com/KNF2024. If you were a stockholder as of the record date for the annual meeting and you have your 16-digit control number included in your Notice, on your Proxy Card, or on the instructions that accompanied your proxy materials, you can vote at the annual meeting. If you are not a stockholder or do not have a control number, you may still access the annual meeting as a guest, but you will not be able to participate.

After carefully considering the format of the annual meeting, the board concluded to hold the annual meeting exclusively online live via audio webcast. The board believes the virtual annual meeting offers the same participation opportunities as an in-person annual meeting. In addition, the board believes the virtual annual meeting format allows us to provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. Therefore, we plan to hold the annual meeting by means of remote communications only.

A summary of the information you need to attend the annual meeting online is provided below:

- To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice, on your Proxy Card or on the instructions that accompanied your proxy materials.

- The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.

- The virtual meeting platform is fully supported across browsers (Chrome, Firefox, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the annual meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the annual meeting.

- Instructions on how to attend and participate via the Internet are posted at www.virtualshareholdermeeting.com/KNF2024.

- Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/KNF2024 on the day of the annual meeting.

- If you want to submit your question during the annual meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/KNF2024, type your question into the "Ask a Question" field, and click "Submit."

- Questions pertinent to annual meeting matters will be answered during the annual meeting, subject to time constraints. Questions regarding personnel matters, including those related to employment, product issues, or suggestions for product innovations, are not pertinent to annual meeting matters and therefore will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. We have designed the format of the virtual annual meeting to ensure that our stockholders are afforded the same rights and opportunities to participate as they would have at an in-person meeting. Any questions pertinent to annual meeting matters that cannot be answered during the meeting due to time constraints will be posted online and answered at the "Investors" section of our website at www.kniferiver.com. The questions and answers will be available as soon as practical after the annual meeting and will remain available until one week after posting.

Technical Difficulties

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the annual meeting login page.

Revoking Your Proxy or Changing Your Vote

You may change your vote at any time before the proxy is exercised.

- If you voted by mail: you may revoke your proxy by executing and delivering a timely and valid later dated proxy, by attending the annual meeting online and voting at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2024, or by giving written notice of revocation to the corporate secretary.

- If you voted via the Internet or by telephone: you may change your vote with a timely and valid later Internet or telephone vote, as the case may be, or by attending the annual meeting online and voting at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2024.

- Attendance at the annual meeting online will not have the effect of revoking a proxy unless (1) you give proper written notice of revocation to the corporate secretary before the proxy is exercised, or (2) you vote at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2024.

Discretionary Voting Authority

If you complete and submit your proxy voting instructions, the individuals named as proxies will follow your instructions. If you are a stockholder of record and you submit proxy voting instructions but do not direct how to vote on each item, the individuals named as proxies will vote as the board recommends on each proposal. The individuals named as proxies will vote on any other matters properly presented at the annual meeting in accordance with their discretion. Our bylaws set forth requirements for advance notice of any nominations or agenda items to be brought up for voting at the annual meeting, and we have not received timely notice of any such matters, other than the items from the board described in this Proxy Statement.

Voting Standards

A majority of outstanding shares of stock entitled to vote in the election of directors must be present online or represented by proxy to hold the annual meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the annual meeting.

If you are a beneficial holder and do not provide specific voting instruction to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in broker non-votes, on proposals other than the ratification of the selection of our independent registered public accounting firm for 2024.

The following chart describes the proposals to be considered at the annual meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted:

Item No.	Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
1	Election of Two Class I Directors	For, against, or abstain on each nominee	A nominee for director will be elected if the number of shares voted "for" such nominee's election exceeds 50% of the number of votes cast with respect to that nominee's election	No effect	No effect
2	Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve the Compensation Paid to the Company's Named Executive Officers	1 year, 2 years, 3 years, or abstain	The frequency that receives the most votes will be deemed the frequency recommended by our stockholders	No effect	No effect
3	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	No effect
4	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	Brokers have discretion to vote

Proxy Solicitation

The board is furnishing proxy materials to solicit proxies for use at the annual meeting on May 14, 2024, and any adjournment(s) thereof. Proxies are solicited principally by mail, but directors, officers, and employees of Knife River or its subsidiaries may solicit proxies personally, by telephone, or by electronic media, without compensation other than their regular compensation. D.F. King & Co, Inc. additionally will solicit proxies for approximately $10,000 plus out-of-pocket expenses. We will pay the cost of soliciting proxies and will reimburse brokers and others for forwarding proxy materials to stockholders.

Householding of Proxy Materials

In accordance with a procedure called "householding," which has been approved by the SEC, we are sending only one Notice or Annual Report and one Proxy Statement, as applicable, to eligible stockholders who share a single address unless we received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate Notice or Annual Report and Proxy Statement, as applicable, in the future, he or she may contact the Office of the Treasurer at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568, Telephone Number: (701) 530-1400. Eligible stockholders of record who receive multiple copies of our Notice or Annual Report and Proxy Statement, as applicable, can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting such bank, broker, or other nominee.

Knife River Corporation 401(k) Plan

This Proxy Statement is being used to solicit voting instructions from participants in the Knife River Corporation 401(k) plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered stockholder or beneficial owner, you will separately receive a Notice or proxy materials to vote those other shares you hold outside of the Knife River Corporation 401(k) plan. If you are a plan participant, you must instruct the plan trustee to vote your shares by utilizing one of the methods described on the voting instruction form that you receive in connection with shares held in the plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your personal account in accordance with the recommendations of the board. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 9, 2024.

Why Hold a Virtual Annual Meeting

After carefully considering the format of the annual meeting, the board concluded to hold the annual meeting exclusively online live via audio webcast. The board believes the virtual annual meeting offers the same participation opportunities as an in-person annual meeting. In addition, the board believes the virtual annual meeting format allows us to provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. Therefore, we plan to hold the annual meeting by means of remote communications only.

Tabulation of Votes

A representative of Broadridge will tabulate our votes and a representative of The Carideo Group, Inc., our inspector of elections, will certify the votes.

Annual Meeting Results

We will announce preliminary voting results at the annual meeting and will publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the annual meeting.

Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting

Stockholder Proposals for Inclusion in Next Year's Proxy Statement: To be included in the proxy materials for our 2025 annual meeting, a stockholder proposal must be received by the corporate secretary no later than November 29, 2024, unless the date of the 2025 annual meeting is more than 30 days before or after May 14, 2025, in which case the proposal must be received at a reasonable time before we begin to print and mail our proxy materials. The proposal must also comply with all applicable requirements of Rule 14a-8 under the Exchange Act.

Director Nominations From Stockholders for Inclusion in Next Year's Proxy Statement: If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2025 annual meeting through our proxy access bylaw provision, we must receive proper written notice of the nomination not later than 120 days or earlier than 150 days before the anniversary date that the definitive proxy statement was first released to stockholders in connection with the annual meeting, or between October 30, 2024 and November 29, 2024. The requirements of such notice can be found in our bylaws, a copy of which is on our website, at https://investors.kniferiver.com/governance/governance-documents/. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder's intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly.

Director Nominations and Other Stockholder Proposals Raised From the Floor at the 2025 Annual Meeting of Stockholders: Under our bylaws, if a stockholder intends to nominate a person as a director, or present other items of business at an annual meeting, the stockholder must provide written notice of the director nomination or stockholder proposal not earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders and not later than the close of business of the 90th day prior to the first anniversary of the preceding year's annual meeting of stockholders. Notice of director nominations or stockholder proposals for our 2025 annual meeting must be received between January 14, 2025 and February 13, 2025, and meet all the requirements and contain all the information, including the completed questionnaire for director nominations, provided by our bylaws. The requirements for such notice can be found in our bylaws, a copy of which is on our website, at https://investors.kniferiver.com/governance/governance-documents/.

We will make available to our stockholders to whom we furnish this Proxy Statement a copy of our Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2023, which is required to be filed with the SEC. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568, Telephone Number (701) 530-1400. You may also access our Annual Report on Form 10-K through our website at www.kniferiver.com.

By order of the Board of Directors,

Karl A. Liepitz
Secretary
March 29, 2024

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure of financial performance. Management believes Adjusted EBITDA assists investors in comparing operating performance across operating periods on a consistent basis by excluding items we do not believe are indicative of our operating performance.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America ("GAAP"), and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for net income.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are considered non-GAAP financial measures. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are most directly comparable to the corresponding GAAP measures of net income and net income margin. Knife River believes these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of the company's operating performance by excluding stock-based compensation and unrealized gains and losses on benefit plan investments as they are considered non-cash and not part of the company's core operations. The company also excludes the one-time, non-recurring costs associated with the Separation of Knife River from MDU Resources as those are not expected to continue. Rating agencies and investors also use EBITDA and Adjusted EBITDA to calculate Knife River's leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important financial metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. Management believes EBITDA is a useful performance measure because it provides clarity as to the operational results of the company. Knife River's management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating employee incentive compensation.

EBITDA is calculated by adding back income taxes, interest expense (net of interest income) and depreciation, depletion and amortization expense to net income. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs, to EBITDA. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenues. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and net income margin and are intended to be helpful supplemental financial measures for investors' understanding of Knife River's operating performance. Knife River's non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies' EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin measures having the same or similar names.

The following information reconciles net income to EBITDA and EBITDA to Adjusted EBITDA and provides the calculation of Adjusted EBITDA margin. Interest expense, net, is net of interest income that is included in other income (expense) on the Consolidated Statements of Operations of our audited financial statements in our Annual Report on Form 10-K for the years ended December 31, 2023 and 2022.

Reconciliation of Net Income to Adjusted EBITDA

For the Years Ended		December 31, 2023		December 31, 2022
Net income	$	182.9	$	116.2
Depreciation, depletion and amortization		123.8		117.8
Interest expense, net		52.9		30.1
Income taxes		62.4		42.6
EBITDA	$	422.0	$	306.7
Unrealized (gains) losses on benefit plan investments	$	(2.7)	$	4.0
Stock-based compensation expense		3.1		2.7
One-time separation costs		10.0		—
Adjusted EBITDA	$	432.4	$	313.4
Revenue	$	2,830.3	$	2,534.7
Net Income Margin		6.5 %		4.6 %
Adjusted EBITDA Margin		15.3 %		12.4 %

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 1-41642

Knife River Corporation

(Exact name of registrant as specified in its charter)

Delaware	92-1008893
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1150 West Century Avenue
P.O. Box 5568
Bismarck, North Dakota 58506-5568
(Address of principal executive offices)
(Zip Code)
(701) 530-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	KNF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2023: $2,460,630,309.

Indicate the number of shares outstanding of the registrant's common stock, as of February 22, 2024: 56,578,406 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2024 Proxy Statement, to be filed no later than 120 days from December 31, 2023, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

The following abbreviations and acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym

Adjusted EBITDA	EBITDA adjusted to exclude unrealized gains and losses on benefit plan investments, stock-based compensation and one-time Separation costs
Agency	Publicly-funded work completed for federal and state departments of transportation, as well as cities and counties
Annual Report	2023 Annual Report on Form 10-K
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
CDL	Commercial driver's license
Centennial	Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of MDU Resources and the direct parent company of Knife River prior to the Separation
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
CHIPS Act	Creating Helpful Initiatives to Produce Semiconductors Act
Company or Knife River	Knife River Corporation
COVID-19	Coronavirus disease 2019
CyROC	Cyber Risk Oversight Committee
Distribution	The distribution of approximately 90 percent of the outstanding shares of Knife River common stock to MDU Resources stockholders on a pro rata basis of one share of Knife River common stock for every four shares held of MDU Resources common stock
DGCL	Delaware General Corporation Law
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EBITDA	Earnings before interest, taxes, depreciation, depletion and amortization
EDGE	"Competitive EDGE" strategy implemented by the Company to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth. The EDGE acronym stands for EBITDA Margin Improvement, Discipline, Growth and Excellence.
EEO	Federal Equal Employment Opportunity laws in the United States
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
ESG	Environmental, social and governance matters
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FIP	Funding improvement plan
Free Cash Flows	Cash flows provided by (used in) operating activities less capital expenditures plus proceeds from asset sales
GAAP	Accounting principles generally accepted in the United States of America
GHG	Greenhouse gas
IRS	Internal Revenue Service
Item 8	Financial Statements and Supplementary Data
IIJA	Infrastructure Investment and Jobs Act
Knife River Corporation	The holding company established in conjunction with the Separation and, prior to the Separation, an indirect wholly owned subsidiary of MDU Resources
Knife River - Northwest	A direct wholly owned subsidiary of Knife River
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations

MDU Resources	MDU Resources Group, Inc., the indirect parent company of Knife River prior to the Separation
MEPP	Multiemployer pension plan
PCAOB	Public Company Accounting and Oversight Board
Proxy Statement	Company's 2024 Proxy Statement to be filed no later than April 29, 2024
PRP	Potentially Responsible Party
Qualified Person	As defined by the SEC, a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking. The qualified person must also be an eligible member or licensee in good standing of a recognized professional organization
RP	Rehabilitation plan
Sarbanes-Oxley Act	Federal act passed in 2002 to improve auditing and public disclosures in response to several accounting scandals in the early-2000s
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Separation	The separation of Knife River from MDU Resources' other businesses and the creation of an independent, publicly traded company
SOFR	Secured Overnight Financing Rate

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements related to EDGE.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished and changes in such assumptions and factors could cause actual future results to differ materially.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for management to predict all the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements reported in the section entitled "Item 1A. Risk Factors" and subsequent filings with the SEC.

Summary of Risk Factors

An investment in Knife River is subject to a number of risks. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in "Item 1A. Risk Factors" for a more thorough description of these risks.

Operations, Growth and Competitive Risks

- Knife River operates in a highly competitive industry.

- Knife River may be unable to secure, permit or economically mine strategically located aggregate reserves.

- Knife River is exposed to risk of loss resulting from nonpayment and/or nonperformance by its customers and counterparties.

- The success of Knife River depends on the ability to execute on acquisitions and to successfully integrate acquired businesses and to retain key employees of acquired businesses.

- Technology disruptions or cyberattacks could adversely impact operations.

- Artificial intelligence presents risks and challenges that can impact the business.

- Knife River could experience temporary interruptions in business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to its stand-alone systems.

- Knife River may be unable to protect its intellectual property.

Economic and Political Risks

- Knife River's business is seasonal and subject to weather conditions that could adversely affect its operations.

- Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect Knife River's businesses.

- Supply chain disruptions may adversely affect Knife River's operations.

- Knife River's business is based in large part on government-funded infrastructure projects and building activities, and any reductions or reallocation of spending or related subsidies in these areas could have an adverse effect on the Company.

- Economic volatility affects Knife River's operations, as well as the demand for its products and services.

- Pandemics, including COVID-19, may have a negative impact on Knife River's business operations.

Legal and Regulatory Compliance Risks

- Knife River may be negatively impacted by pending and/or future litigation, claims or investigations.

- Knife River's operations could be negatively impacted by import tariffs and/or other government mandates.

- Knife River's operations are subject to environmental laws and regulations.

- Knife River's operations could be adversely impacted by climate change.

- Stakeholder actions and increased regulatory activity related to ESG could adversely impact the Company's operations.

- Changes in tax law may negatively affect Knife River's business.

Human Capital Risks

- Knife River's operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.

- Increasing costs associated with health care plans may adversely affect Knife River's results of operations.

Financial and Accounting Risks

- Aggregate resource and reserve calculations are estimates and subject to uncertainty.

- Backlog may not accurately represent future revenue and gross margin.

- Knife River operates in a capital-intensive industry and is subject to capital market and interest rate risks.

- Financial market changes could impact Knife River's defined benefit pension plans and obligations.

- Costs related to obligations under MEPPs could have a material negative effect on Knife River.

- Knife River has substantial indebtedness and may incur substantial additional indebtedness.

- A lowering or withdrawal of the ratings, outlook or watch assigned to Knife River or its debt by rating agencies may increase its future borrowing costs and reduce its access to capital.

Separation Risks

- Knife River has minimal history of operating as an independent, public company.

- The Company could be subject to significant tax liabilities or be required to indemnify MDU Resources for material taxes, and other related amounts, in connection with the Separation.

- U.S. federal income tax consequences may restrict the Company's ability to engage in certain desirable strategic or capital-raising transactions after the Separation.

- Knife River may not achieve some or all of the expected benefits of the Separation.

- Knife River or MDU Resources may fail to perform under various Separation agreements or the Company may fail to have necessary systems and services in place when such agreements expire.

- Failure to favorably resolve disputes that arise between Knife River and MDU Resources with respect to past and ongoing relationships.

- Following the Separation, certain members of management, directors and stockholders hold stock in both Knife River and MDU Resources, and as a result may face actual or potential conflicts of interest.

- Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

- As an independent, publicly traded company, the Company may not enjoy the same benefits that it did as a segment of MDU Resources.

- Knife River may be required to pay MDU Resources under certain indemnities related to the Separation.

Shareholder Risks

- The trading market for Knife River common stock has existed only a short period following the separation, and the market price and trading volume of its common stock may fluctuate significantly.

- If securities or industry analysts do not publish research or publish misleading or unfavorable research about the Company's business, Knife River's stock price and trading volume could decline.

- Stockholder percentage of ownership in Knife River may be diluted in the future.

- Knife River cannot guarantee the timing, declaration, amount or payment of dividends, if any, on its common stock.

- Exclusive forum selection provisions in the Company's amended and restated bylaws could discourage lawsuits against the Company and its directors and officers.

- Provisions in the Company's amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may prevent or delay an acquisition of Knife River.

PART I

ITEM 1. BUSINESS

Overview

Knife River is an aggregates-led construction materials and contracting services provider in the United States. The Company's 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy with approximately 37 percent of its aggregates in 2023 being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services, and in some segments the manufacturing of prestressed concrete products). Knife River is strategically focused on being the provider of choice in mid-size, high-growth markets. The Company is committed to continued growth and to delivering for its stakeholders—customers, communities, employees and stockholders—by executing on its four core values: People, Safety, Quality and the Environment.

Through its network of 180 active aggregate sites, 102 ready-mix plants and 56 asphalt plants, Knife River supplies construction materials and contracting services to customers in 14 states. Its construction materials are sold to public and private-sector customers, including federal, state and municipal governments, as well as industrial, commercial and residential developers and other private parties. Knife River's contracting services are primarily provided to public-sector customers for the development and servicing of highways, local roads, bridges and other public-infrastructure projects.

Knife River has broad access to high-quality aggregates in most of its markets, which forms the foundation of its vertically integrated business model. The Company shares resources, including plants, equipment and people, across its various locations to maximize efficiency, and it transports its products by truck, rail and barge to complete the vertical value chain, depending on the particular market. Knife River's strategically located aggregate sites, ready-mix plants and asphalt plants, along with its fleet of ready-mix and dump trucks, enable the Company to better serve its customers. Knife River believes its integrated and expansive business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that it serves.

The Separation

On May 31, 2023, the Separation of Knife River from MDU Resources was completed as a tax-free spin-off for U.S. federal income tax purposes. As a result of the Separation, MDU Resources distributed shares representing approximately 90 percent of Knife River's outstanding common stock to holders of record of MDU Resources' common stock as of the close of business on May 22, 2023. Following the Distribution, Knife River became an independent, publicly traded company.

Business Segments

Knife River operates through six operating segments: Pacific, Northwest, Mountain, North Central, South and Energy Services. These operating segments are used to determine the Company's reportable segments and are based on the Company's method of internal reporting and management of the business. There are five reportable segments, four of which are aligned by key geographic areas due to the production of construction materials and related contracting services and one of which is based on product line. The Company's reportable segments are: Pacific, Northwest, Mountain, Central and Energy Services. Each geographic segment offers a vertically integrated suite of products and services, including aggregates, ready-mix concrete, asphalt, and contracting services, while the Energy Services segment, which has locations throughout the Company's geographic footprint, produces and supplies liquid asphalt and related services, primarily for use in asphalt road construction, and is a supplier to some of the other segments.

In the fourth quarter of 2023, the Company completed a reorganization of its reporting structure, which has resulted in changes being made to the management of its business to best align with its strategies. As a result of the reorganization, the liquid asphalt and related services portion of the Pacific segment's businesses are now reported

under the Energy Services segment. In addition, the North Central and South operating regions have been aggregated into one reportable segment, Central. All periods have been recast to conform with the revised presentation.

Additional details about each of the reportable segments as of and for the year ended December 31, 2023, is as follows:

States of Operation	Pacific Alaska, California and Hawaii	Northwest Oregon and Washington	Mountain Idaho, Montana and Wyoming	Central Iowa, Minnesota, North Dakota, South Dakota and Texas	Energy Services California, Iowa, Nebraska, South Dakota, Texas and Wyoming	Consolidated Knife River
Aggregate Reserves (tons)	161.3 million	499.7 million	226.2 million	215.8 million	—	1.1 billion
Properties:						
Active Aggregate Sites*	14	47	32	87	—	180
Ready-Mix Plants	18	26	17	41	—	102
Asphalt Plants	4	12	19	21	—	56
Revenue	$462.2 million	$666.1 million	$634.0 million	$825.0 million	$292.3 million	$2,830.3 million
Percent revenue by segment	16%	23%	22%	29%	10%	100%
Revenue Composition:						
Construction Materials	77%	61%	44%	58%	100%	62%
Contracting Services	23%	39%	56%	42%	—%	38%
Public-Sector Services	56%	66%	71%	95%	—%	77%
Private-Sector Services	44%	34%	29%	5%	—%	23%

_____

* Does not include 6 sites that are classified as exploration stage properties.

End Markets

Public-Sector Customers. The Company's public-sector customers include federal, state and municipal governments for various projects, such as highways, bridges, airports, schools, public buildings and other public-infrastructure projects. Knife River believes public-sector funding is subject to fewer fluctuations in spending, as government funding tends to be less correlated with economic cycles and more reliant on approvals of government appropriation bills toward infrastructure initiatives. Specifically, the American Rescue Plan Act enacted in the first quarter of 2021 provides $1.9 trillion in COVID-19 relief funding for states, schools and local governments. States are moving forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact Knife River. Additionally, the IIJA was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating $131 billion in funding across Knife River's footprint. The Inflation Reduction Act, enacted in the third quarter of 2022, provides $1.8 trillion in funding, including domestic clean-energy renewal, generation and production. More than $5 billion in additional construction and infrastructure spending has been allocated to the specific end markets in which Knife River operates. Finally, the CHIPS Act, also enacted during the third quarter of 2022, provides $39 billion to bolster domestic semiconductor manufacturing capacity. The initial impacts of the CHIPS Act will be unknown for several years; however, Knife River is in a strong position to support this growth.

In addition to federal funding, 12 out of the 14 states in which Knife River operates have implemented new funding mechanisms for public projects, including projects related to highways, airports and other public infrastructure. Based on this recent wave of government funding and the current state of America's infrastructure, which received a "C-" assessment from the American Society of Civil Engineers in 2021, Knife River believes there are strong public-market factors favorably affecting the outlook in this end market.

Private-Sector Customers. Knife River's private-sector customers include both residential and nonresidential construction applications. Unlike public-sector customers, spending by private-sector customers is more dependent

on both local and national economic cycles. Knife River leverages its diverse geographic footprint to partially offset volatility originating from single local economies, and has the flexibility to reallocate resources from markets experiencing a downturn to markets that may be experiencing an economic upswing.

Residential construction typically includes single-family homes and multi-family units, such as apartments and condominiums. Demand for residential construction is influenced primarily by population growth, employment prospects and mortgage interest rates. While growth rates vary across the United States, overall residential construction demand decreased during 2023, due in part to higher interest rates and construction costs. According to the United States Census Bureau, residential construction in 2023 was $864.9 billion, which was 5.8 percent below 2022 amounts.

Alternatively, nonresidential construction includes all privately financed construction other than residential structures, such as data centers, warehouses, office buildings, factories, shopping malls, restaurants and other commercial structures. Nonresidential construction tends to lag residential activity and is mostly driven by population and economic growth trends and activity levels. According to the United States Census Bureau, nonresidential construction in 2023 was $676.0 billion, which was 21.9 percent above 2022 amounts. Residential and nonresidential private construction are not major sources of revenue for all of Knife River's segments, but they are important markets for the materials side of the business. In addition to providing aggregates to these end markets, the majority of Knife River's downstream ready-mix volumes go into private-sector projects.

Strengths

(1) Leading vertically integrated, aggregates-led construction materials and contracting services provider.

Knife River is one of the largest aggregates-led construction materials and contracting services providers in the United States. The Company is recognized as a Top 10 aggregate producer and the fourth-largest sand and gravel producer in the country, per the United States Geological Survey. With its size and scale, Knife River operates a vertically integrated business model and serves its customers across the value chain, from raw materials to finished goods to contracting services. Knife River mines aggregates from its 1.1 billion tons of permitted aggregate reserves and processes them into various outputs, including ready-mix concrete and asphalt through its ready-mix and asphalt plants. Knife River then delivers products to its customers' sites and offers contracting services downstream from the products it supplies.

Knife River believes its comprehensive and integrated platform provides several key benefits. First, its vertically integrated operating model provides efficiencies that lead to reduced costs and other benefits for customers. Second, Knife River has direct access to a supply of raw materials, such as aggregates, that are integrated into products that customers need, enabling Knife River to serve as a reliable source of such construction materials. Third, the Company has an internal fleet of approximately 2,100 haul trucks, as well as 12 barges and 272 owned railcars, to deliver its products to its customers in an efficient and timely manner. These varied transportation capabilities serve as a central part of Knife River's value proposition.

(2) Attractive geographic footprint across the western United States with exposure to areas demonstrating above-average growth.

Since Knife River's move into construction materials and contracting services in 1992, it has strategically expanded to 14 states, with a focus on being a leading construction materials provider in mid-sized, high-growth markets, including Idaho, Texas, North Dakota and Washington, which are four of the seven fastest-growing states according to the most recent data from the United States Census Bureau.

In each of the segments where Knife River operates, its markets are supported by long-term economic drivers, which allow the Company to benefit from the population growth and economic build-out those drivers create. Knife River's geographic diversity helps insulate it from temporary downturns in any one region's economy and provides flexibility to shift resources to the areas where it is getting the best returns.

(3) Diverse public and private customer base.

Knife River has a diverse customer base across both public and private sectors. On the public side, Knife River has extensive experience with federal, state and municipal government agencies, as well as other government customers. In the year ended December 31, 2023, nine of Knife River's top 15 contracting services customers were state-level departments of transportation. Knife River has a good reputation with the departments of transportation and permitting agencies, and the Company is a trusted partner in collaborating with engineers and other public employees on performing work safely, on time and on budget. On the private side, Knife River provides its products and expertise to a broad spectrum of customers across industrial, commercial and residential developers and other private parties. Typically, this includes projects and customers such as large data centers, warehouses and general contractors specializing in commercial buildings and residential developments.

Knife River also provides construction materials and contracting services to customers with specialized needs. For example, the Company operates a prefabricated concrete construction business in its Northwest segment, which designs, manufactures and installs precast concrete products for public infrastructure, primarily bridges, and a broad range of commercial construction projects, including data centers, parking garages, schools, factories and arenas. In addition, Knife River has become a ready-mix concrete provider of choice for data centers because of its ability to meet certain exacting specifications. Further, the Company's Energy Services segment provides high-performance modified liquid asphalt, as well as cationic and anionic asphalt emulsions, for use in paving projects. Each of these products and services requires highly trained experts to complete tasks with detailed specifications in a safe and controlled environment for its customers.

(4) Large exposure to public-sector customers, providing recession resiliency.

Knife River provides public-infrastructure solutions, such as highways, streets, bridges and airport runway projects. These public projects tend to remain steady over time, largely unaffected by economic cycles, and instead depend on government funding, which bolsters Knife River's resiliency during recessionary periods. Knife River's contracting services revenue for the year ended December 31, 2023, was 77 percent public and 23 percent private. In addition to their pre-existing funding mechanisms, 12 of the 14 states where Knife River operates have recently implemented new, enhanced or incremental funding sources for public projects, including the following:

- **California**. The Road Repair and Accountability Act (passed in 2017) invests $54 billion over 10 years in public infrastructure.

- **Idaho**. The Leading Idaho funding bill (passed in 2022) directs $400 million to road and bridge maintenance.

- **Minnesota**. The state of Minnesota passed a $2.6 billion infrastructure bill (passed in 2023), the largest in state history.

- **Oregon**. The Keep Oregon Moving transportation funding package (passed in 2017) raises $5.3 billion over 10 years.

- **Texas**. In 2023, Texas announced a $142 billion total investment in its infrastructure, including the passing of a 10-year, $100 billion statewide roadway construction plan.

- **Washington**. Move Ahead Washington (passed in 2022) provides $3 billion for public transportation over the next 16 years.

(5) Quality backlog and robust pipeline of projects across public and private infrastructure end markets.

As of December 31, 2023, Knife River had backlog of $662.2 million with overall higher margins than previously experienced, all of which related to outstanding obligations for contracting services. The backlog at December 31, 2023, was comprised of 84 percent public and 16 percent private work. A majority of Knife River's contracting services projects have an original contract duration of less than one year. Based on its track record, Knife

River expects future revenues from infrastructure-related contracting services to be robust with higher overall margins. Select examples of Knife River's various projects in the public and private construction space include:

- **Idaho Department of Transportation Infrastructure.** Knife River is the contractor on the reconstruction of six significant highway interchange projects across that state of Idaho. All projects integrate Knife River materials and contracting services. Projects involve grading, aggregate, asphalt paving, bridge construction, ready-mix concrete and prestress components.

- **Foothills Corridor**. Knife River is the general contractor and materials provider for a project to upgrade two miles of roadway and add two lanes in Medford, Oregon, for the Oregon Department of Transportation. The project is expected to include 300,000 tons of aggregates and 50,000 tons of asphalt paving.

- **Oregon Highway 99-I5 to McDonald.** Knife River is reconstructing approximately four miles of roadway, including sidewalks, ramps, and curbing, in Tigard, Oregon for the Oregon Department of Transportation.

- **Confidential Data Centers**. Knife River is providing precast design, drafting, fabrication and installation of precast concrete wall panels at multiple data and fulfillment centers throughout the Northwest.

- **Brazos MF 2818 Super Street.** Knife River is reconstructing a heavily congested portion of roadway in Brazos County, Texas, which provides key access to several universities, an airport, and three large industrial parks. The "Super Street" design reduces congestion and increases safety by utilizing two-phase signals and eliminating left turns across oncoming traffic.

- **Thurston County Highway 77.** Knife River is reconstructing approximately 5.5 miles of roadway on US-77 from Walthill to Winnebago, Nebraska. The project is expected to include 28,500 tons of asphalt overlay, along with the construction of culverts, guardrails and shoulders.

(6) Resilient financial profile with robust Free Cash Flows.

Knife River continues to generate strong revenues, EBITDA, Adjusted EBITDA and Free Cash Flows that it has historically used for targeted organic growth opportunities, strategic acquisitions, capital expenditures and debt repayment. Knife River has flexibility to deploy capital toward its specific growth opportunities, capital expenditures, debt repayment and potential dividends, and in a downturn, Knife River has the flexibility to limit its capital spend to ensure responsible management of capital towards the existing business. For a discussion and reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flows, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Core to its operating success, management takes a conservative approach with respect to the balance sheet, focusing on maintaining prudent levels of leverage and liquidity through the business cycle. When financing organic and inorganic growth opportunities, management considers the appropriate mix of debt and equity funding to protect the balance sheet from potential downturns in construction activity. The disciplined financial policy and conservative capital structure enables Knife River to continue to efficiently execute its growth strategy, even during challenging economic environments. Furthermore, management also shares responsibilities across key corporate functions with operations, thereby fostering close collaboration across teams and maintaining lower corporate overhead.

(7) Proven track record of growth through acquisition and highly effective integration playbook, driving both organic and inorganic growth.

Knife River's current geographic and asset footprint is the result of a deliberate acquisition growth strategy, which began in 1992 following Knife River's first aggregate company acquisition. Since then, Knife River has completed over 80 acquisitions, built a vertically integrated business model starting from aggregates through contracting services, broadened its scope primarily into asphalt and ready-mix concrete products, and refined its value proposition through the offering of value-adding products and services such as cement, liquid asphalt and prestress concrete.

Knife River's acquisition strategy has led to the refinement of a highly effective integration playbook, driving both organic and inorganic growth. EBITDA and Adjusted EBITDA have been driven by strong organic growth and margin expansion, supported by contributions from acquisitions. As Knife River continues to grow through acquisitions, it is able to continue achieving greater scale and synergies. Its centralized and scalable technology platform allows for integration of new companies into its efficient, vertically integrated internal processing network for fleet management, scaling, batching, financial, and operational reporting programs and other software. Knife River is actively pursuing additional acquisition opportunities, with a focus on adding high-quality materials to reserves, improving vertical integration advantage and extending geographic reach.

Knife River is focused on increasing its market share and improving margins by acquiring businesses in high-margin markets that are centered on specialized products. For example, Knife River expanded its prestressed concrete product line by an acquisition completed in Spokane Valley in 2020. Due to the complexity and expertise required in prestress concrete production, this product line averages higher margins than those of aggregates and ready-mix concrete. Through this acquisition, Knife River effectively doubled the size of its prestress operations, improved its ability to meet tighter schedules, gained access to new territories and attained synergy opportunities to further boost margins.

In recent years, Knife River has expanded its presence in both the Northwest and North Central regions, specifically in Oregon and South Dakota, each of which includes rapidly growing markets with strong construction demand. In 2021, Knife River acquired three companies based in Oregon, including Baker Rock Resources, an aggregate and asphalt supplier, and Oregon Mainline Paving, a portable asphalt paving company. These acquisitions added approximately 80 million tons of aggregate reserves to Knife River's Northwest region, as well as two stationary asphalt plants, two portable asphalt plants and 212 employees. In 2018, Knife River acquired Sweetman Const. Co. in Sioux Falls, South Dakota, adding 55 million tons of aggregate reserves to the North Central region, along with seven ready-mix plants, three asphalt plants and 260 employees.

(8) Best-in-class management team with a long history of operating success and integration.

Knife River's senior management team has extensive experience, with an average of 22 years in the industry spanning several business cycles. The management team's strategic decision to acquire and develop into a vertically integrated construction materials and contracting services business has been valuable in winning new customers and maintaining longstanding customer relationships. Furthermore, the team's decision to enter select geographies has proven to be important to the sustained growth of the business over several decades.

Business Strategy

Knife River's business strategy of maximizing its vertical integration, leveraging its core values to be the supplier of choice in all its markets and continued growth is underpinned by several key initiatives, including:

Competitive EDGE Strategy. In 2023, Knife River introduced Competitive EDGE, a framework for long-term shareholder value creation. This strategy seeks to add value by focusing on four key strategic areas:

a. **EBITDA margin improvement**. Through a combination of commercial growth and operational excellence initiatives focused on pricing strategy, cost control measures and divestitures of underperforming assets as necessary, the Company plans to drive sustained EBITDA margin expansion.

b. **Discipline**. A strong balance sheet and disciplined allocation of capital supports margin growth and industry-leading return on invested capital.

c. **Growth**. Knife River aims to strengthen its market position through organic and inorganic growth opportunities, with an emphasis on aggregate-based operations.

d. **Excellence**. Knife River aims to be best in class in all aspects of its business, providing ongoing, high-quality training at every level of the Company.

Life at Knife. Knife River is committed to its employees, customers and communities by operating with integrity and always striving for excellence. To achieve this, Knife River continues to implement its "Life at Knife" philosophy, which is expressed in four core values:

a. **People**. Knife River is a people-first company that believes investing in training supports skill development, employee retention and long-term business continuity. Knife River takes care of its team by providing them the tools, training and time to perform their work safely and successfully, by providing competitive wages and benefits, and by providing a safe and respectful work environment. The Company's "One Team: Stronger Together" initiative provides training and awareness for employees that Knife River embraces the diverse backgrounds and viewpoints of its team members in an effort to keep learning from one another so the Company can keep improving.

b. **Safety**. Knife River is committed to employees' health and safety, and a culture that values, respects and supports each employee. Safety is a core value to Knife River on every task, every time, every day. Knife River strives to achieve world-class safety standards because it genuinely cares about the well-being of its employees and recognizes the bottom-line benefits of being a safe company. The Company focuses on the three T's of safety: Tools, Training and Time. Knife River provides employees with the tools and training to safely and successfully perform their jobs, and expects that employees take the time to do their jobs safely.

c. **Quality**. Knife River is committed to strong corporate governance, producing high-quality products and services, and being a good neighbor in its communities. Knife River delivers consistent, high-quality products and services to its customers and is committed to quality in all it does. Knife River stands behind its work and embraces innovation to enhance quality of its products and services.

d. **Environment**. Knife River always aims to operate efficiently to meet the needs of the present without compromising the ability of future generations to meet its needs. Knife River continuously manages its impact on the environment to minimize its footprint and keep the communities in which it operates beautiful for future generations.

Recruitment, development and retention of talented employees. While labor shortages are a trend across the industry, Knife River has taken significant steps to showcase construction as a career of choice. For example, in each of its segments, the Company conducts employment outreach to many groups, including historically underrepresented populations, and provides training for employees to earn their commercial driver's license.

Furthermore, to help attract new workers to the construction industry and enhance the skills of its current employees, Knife River owns and operates a state-of-the-art training facility on a 230-acre tract of property in the Pacific Northwest, featuring an 80,000 square-foot heated indoor arena for training on trucks and heavy equipment and an attached 16,000 square-foot classroom and conference room facility. The Knife River Training Center offers hands-on training for construction-related careers, including heavy-equipment operators and truck drivers, in addition to safety and leadership training. The training center is used corporate-wide to enhance the skills of current employees as well as to recruit and teach skills to new employees through both classroom education and hands-on experience. It also is used by Knife River's customers and industry peers, who send employees to the training center to take courses on heavy equipment, truck driving, leadership development, facilitator training and safety training. The facility plays a critical role in the Company's workforce remaining sustainable and contributes to showcasing construction as a career of choice. Knife River's outreach efforts to market the training center have included interfacing with historically underrepresented groups, and the Company has partnered with the National Association of Minority Contractors to provide scholarships for training to qualifying employees of minority-owned businesses. Knife River believes the talent nurtured through the training programs will surpass that of industry peers as it relates to safety, operating efficiency and new technology.

Sustainability. Knife River believes its focus on sustainability creates value for the communities it serves, for Knife River itself and for its stockholders. Sustainable practices, whether focused on environmental practices, business innovations, recruiting and retaining personnel, or other key factors, provide an opportunity for Knife River to focus on its long-term success and the success of the communities where it operates. Knife River's sustainability efforts create opportunities to increase revenue and profitability, create a competitive advantage, and attract a skilled

and diverse workforce. As a result, sustainable development of Knife River and its communities is at the core of Knife River's decision-making process and corporate vision. For additional information regarding the progress the Company has made towards its sustainability efforts, refer to the Company's 2023 Sustainability Report, which is expected to be published to the Company's website in the first quarter of 2024, and is not incorporated by reference herein.

Environment. In 2023, Knife River established a sustainability committee comprised of executive and senior management across the Company. Every year, Knife River assesses its capital investment needs to further mitigate environmental impacts, particularly in regard to meeting or exceeding permit requirements and environmental regulations. Investments have ranged from equipment that captures emissions, to a company specializing in the production of carbon-dioxide sequestering synthetic aggregates used in ready-mix concrete, to more environmentally friendly, warm mix asphalt that provides a higher quality product while reducing emissions. In each of its segments, Knife River incorporates recycled asphalt, recycled concrete and recycled water into various products. In California and Oregon, the Company uses renewable diesel fuel in its on-road and off-road fleet vehicles, reducing GHG emissions. Additionally, Knife River's usage of rail to haul aggregates in certain markets reduces over-the-road truck deliveries by several thousand trucks each year.

Knife River is evaluating corporate-wide carbon emission intensity goals. Starting in 2022, Knife River began tracking its Scope 1 and Scope 2 carbon emissions as a first step in establishing its corporate-wide baseline of emissions allowing the Company to evaluate future carbon emission intensity goals. This process will include analyzing the data, identifying opportunities for improvement in our carbon emissions intensity and considering future carbon emission intensity goals. Knife River will continue to actively pursue various opportunities in the clean energy infrastructure build-out in both construction materials and contracting services.

Long-term, strategic aggregate reserve position. Knife River supplies its customers with a large volume of aggregates. To offset normal asset base depletion, Knife River continuously explores new opportunities to replenish its assets in existing and new geographies. Due to the scarcity of aggregate reserves and difficulty associated with permitting new reserves, Knife River approaches this process methodically early on in its asset lifecycle, leveraging its expertise and technology to find replacement sources in desired locations. The selection process involves thorough vetting and examination to ensure high-potential sites are selected for mining.

Knife River owns 114 aggregate-production sites, of which 109 are active sites, as of December 31, 2023. It also operates through another 72 leased sites, of which 71 are active as of December 31, 2023, with some offering the option to renew at the end of the lease term. Knife River also acquires new mines in strategic locations to service new areas and regional hubs with growing construction activity and Knife River intends to continue to explore new mine acquisition opportunities to strengthen its asset base.

Enhanced value through vertical integration and strategic acquisitions. Vertical integration provides Knife River direct control over the production process, inventory planning, optimization of supply chain and delivery to end customers, thereby providing efficiencies that result in higher value and other benefits for customers, including greater reliability of supply.

Furthermore, Knife River's exposure to both public and private-sector customers across its vertical value chain provides better end market diversification and makes Knife River more resilient to economic downturns. When exploring new acquisition opportunities, one of the elements Knife River focuses on is the additive margin potential to the overall business. Knife River carefully evaluates potential operating synergies following integration into its existing businesses and is also strategic about acquiring specialized materials and services businesses to improve its margin profile.

Supply chain. Knife River's access to internal aggregate sources, processing plants and fleet delivery network, some with rail-to-road transloading capabilities, allows it to provide reliable, timely and efficient service to its end customers, further enhancing the value Knife River brings during complex contracting services projects.

Knife River's ready-mix concrete product line relies on cement as a key ingredient in its formulation. Typically, Knife River sources its cement from a diverse mix of suppliers and has focused on developing strong relationships with individual cement suppliers, which has led to better service and availability. In addition, Knife River operates

strategically located cement storage facilities that are serviced by rail, barge or ship to help stabilize the supply of cement.

Similarly, Knife River's asphalt product line relies on liquid asphalt as a key component of its asphalt mix. The company typically sources liquid asphalt from a diverse mix of suppliers, including from its Energy Services segment, and has good relationships with those providers, helping to ensure availability.

Industry

The United States construction materials industry is highly fragmented. Industry participants typically range from small, private companies focused on a single material, product or area to large, publicly traded corporations that provide a broad suite of materials and services. Companies compete on a variety of factors, including price, service, quality, delivery time and proximity to the customer. However, limitations on the distance that materials can be transported efficiently results in primarily local or regional operations. Accordingly, the number and size of competitors varies by geography and product lines.

The United States construction materials industry serves a diverse customer base that includes federal, state and municipal governmental agencies, commercial and residential developers and private parties. The mix of customers varies by region and economic conditions.

The main factors and trends in the United States construction materials and related contracting services industry include:

- **Key economic factors**. Many factors affect product demand, including public spending on roads and infrastructure projects, general economic conditions, including population growth and employment levels, and prevailing interest rates.

- **Location and transportation**. Construction materials are expensive to transport due to their weight ratios, so they are generally produced and delivered locally or regionally. Access to well-positioned reserves is critical.

- **Vertical integration**. Market participants that operate a vertically integrated business model can access certain efficiencies that lead to reduced product costs and other benefits for customers, including greater reliability of supply.

- **Industry fragmentation**. There are thousands of construction materials producers of varying scope and size. Market participants may enter new geographies or expand existing positions through the acquisition of existing facilities.

- **Seasonality**. Activity in certain areas is seasonal due to the effects of weather. Most of the production and sales of materials and related services in the northern United States occurs between May and October, in line with end market activity.

- **Cyclicality**. The demand for construction materials products and contracting services is significantly influenced by the cyclical nature of the economy.

- **Regulations**. Environmental and zoning approvals are often required for the development and expansion of facilities.

- **Production inputs**. Cost and availability of energy, labor and other inputs can vary over time based on macroeconomic factors and impact profitability of operations.

Knife River participates in the following primary markets: aggregates, ready-mix concrete, asphalt, liquid asphalt and contracting services.

Aggregates

Aggregates, consisting of crushed stone and sand and gravel, are a natural, granular material engineered to various sizes, grades and chemical compositions primarily for construction applications. Aggregates also are a major material component in the production of ready-mix concrete and asphalt. Aggregate sources can be found in

relatively uniform sediments in certain regions of each state throughout the United States. Generally extracted through open pits at the surface of a site, aggregates are typically produced by blasting hard rock from quarries and then crushing and screening it to various sizes according to customer needs.

The United States aggregates industry is highly fragmented, with many participants operating primarily in local and regional areas. In 2023, the United States Geological Survey reported that throughout the United States a total of 1,400 companies operated 3,500 quarries and 180 sales/distribution yards producing crushed stone and 3,400 companies operated 6,500 pits and 200 sales/distribution yards producing construction sand and gravel. This fragmentation is a result of high transportation costs that typically limit supply areas of producers.

Ready-Mix Concrete

Ready-mix concrete, a mixture principally comprised of cement, aggregates and water, is measured in cubic yards and specifically batched or produced for customers' projects and then transported and poured on site. It also can be poured at a manufacturing facility to produce prefabricated building solutions, such as wall panels, concrete roofing systems, parking garages and stadium components. According to the National Ready Mixed Concrete Association, concrete is the most widely used material in the construction sector today.

Due to the relative speed at which ready-mix concrete sets, supply is generally localized and delivered within close proximity to the production site, with an estimated 7,000-plus ready-mix concrete batching plants in the United States and Canada according to the National Ready Mixed Concrete Association. There has been a steady increase (4 percent compound annual growth rate) in shipments since the industry cycle low of 257 million cubic yards in 2010. In 2022, the National Ready Mixed Concrete Association estimated shipments of 404 million cubic yards of ready-mix concrete, which is 12 percent below the industry peak of 458 million cubic yards in 2005.

Asphalt

Asphalt is a combination of approximately 95 percent aggregates bound together by approximately 5 percent liquid asphalt. Asphalt is typically used in new road construction as well as road maintenance and repair, covering approximately 94 percent of the 3 million miles of paved roads in the United States, according to the National Asphalt Pavement Association. Given the significant proportion of aggregates in asphalt, local aggregate producers often participate in the asphalt business to ensure an output for the producer's aggregates.

Like ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility. In 2021, there were approximately 3,600 asphalt production sites in the United States that produced an estimated 432 million tons of asphalt, a 15 percent increase compared to the approximately 375 million tons produced five years prior. The asphalt paving industry also has a record of using economically and environmentally sustainable practices. Asphalt pavement material is highly recyclable, predominantly through reclaimed asphalt pavement. In 2023, Knife River used approximately 800,000 tons of recycled asphalt pavement in its asphalt production. Additionally, the use of warm-mix asphalt allows producers to reduce temperatures during the mixing process, lowering energy use and carbon emissions. In 2023, Knife River produced approximately 700,000 tons of warm-mix asphalt.

Liquid Asphalt

Liquid asphalt (sometimes referred to as asphalt cement or asphalt oil) is the binding agent used in combination with aggregates to produce asphalt mix for road construction, streets, parking lots, driveways and more. Knife River's Energy Services segment supplies liquid asphalt to both internal and third-party customers, which helps support the Company's vertically integrated business model. The segment has terminals in five states, where it stores and manufactures value-added liquid asphalt, polymer modified asphalt and emulsions to meet the requirements of end users.

Contracting Services

Knife River vertically integrates its construction materials with contracting services such as aggregate laydown, asphalt paving, concrete construction, site development and bridges. Demand in the contracting services industry is

influenced by the cyclical nature of the construction industry and correlates with the demand for construction materials. The contracting services portion of Knife River's business is heavily weighted toward public markets, which provide more stability throughout the economic cycles. The contracting services industry is typically less capital-intensive than construction materials and has relatively fewer barriers to entry. Price is an important competitive factor in the award of service agreements. However, customers often consider several other factors in selecting a service provider, such as technical expertise and experience, safety ratings, geographic presence, financial and operational resources and industry reputation around dependability.

Products and Services

Knife River's core product lines include: aggregates, ready-mix concrete, asphalt and liquid asphalt. The Company also performs related contracting services.

For the year ended December 31, 2023, Knife River's revenue and gross profit by products and services were as follows:

Revenue	($ in millions)	(% of total)	Gross Profit	($ in millions)	Gross Margin
Aggregates	$ 547.9	15.8%	Aggregates	$ 109.7	20.0%
Ready-mix concrete	653.9	18.9%	Ready-mix concrete	101.2	15.5%
Asphalt	452.4	13.1%	Asphalt	61.5	13.6%
Liquid asphalt	253.2	7.3%	Liquid asphalt	69.7	27.5%
Other	249.0	7.2%	Other	47.9	19.2%
Contracting services	1,307.3	37.7%	Contracting services	148.9	11.4%
Total gross revenue	**$ 3,463.7**	**100%**			
Internal sales	(633.4)				
Total revenue	**$ 2,830.3**		**Total gross profit**	**$ 538.9**	**19.0 %**

(1) Aggregates

Knife River supplies high-quality aggregates through its 1.1 billion tons of permitted aggregate reserves, which are sourced from its aggregate sites across 11 states. The Company focuses primarily on supplying markets with strong local demand, and in most cases serves customers close to its strategically located aggregate sites. In 2023, Knife River sold 33.6 million tons of aggregates, with 30.7 million being produced from aggregate mining properties.

Knife River mines crushed stone and sand and gravel at its aggregate sites that are utilized in general construction and are a major component in its production of ready-mix concrete and asphalt paving products. Leveraging its vertically integrated platform, 37 percent of its aggregates revenue was derived from internal sales in 2023. For more information about the aggregate sites, see "Item 2. Properties."

(2) Ready-Mix Concrete

Knife River produces ready-mix concrete through its 102 ready-mix plants situated across 13 states. Knife River's vertically integrated portfolio of assets allows the Company to provide most of the aggregates it uses in the production of ready-mix concrete. Due to the time-sensitive nature of delivering ready-mix concrete, the Company focuses on supplying customers near its facilities. In 2023, Knife River sold 3.8 million cubic yards of ready-mix concrete.

Incremental to the hauling capabilities across products and services, ready-mix concrete plants are complemented by the Company's fleet of ready-mix trucks and drivers who safely deliver heavy materials on time. Knife River is an industry leader in safe and efficient delivery of ready-mix concrete and has pioneered what has become the industry-standard training program for ready-mix delivery professionals. Knife River continues to update the program with a focus on safety for drivers and the public. This training developed by Knife River is made available through the National Ready Mixed Concrete Association to its members.

The following table sets forth details applicable to Knife River's ready-mix concrete plants and related fleet as of December 31, 2023:

Segment	Plants	Mixer Trucks
Pacific	18	187
Northwest	26	229
Mountain	17	206
Central	41	324
Total	**102**	**946**

(3) Asphalt

Knife River produces and delivers asphalt from 56 plants across 10 states, most often utilizing the Company's own aggregates in the production process. Of the 56 plants, 22 are portable plants that support large asphalt paving projects on roadways, airports and commercial sites. Similar to ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility. In 2023, Knife River sold 6.8 million tons of asphalt.

Asphalt plants

The following table sets forth details applicable to Knife River's non-portable and portable asphalt plants as of December 31, 2023:

Segment	Non-portable Asphalt Plants	Portable Asphalt Plants	Total Asphalt Plants
Pacific	4	—	4
Northwest	11	1	12
Mountain	11	8	19
Central	8	13	21
Total	**34**	**22**	**56**

(4) Liquid asphalt

Knife River distributes liquid asphalt through its Energy Services sites and has the capacity to service neighboring states through storage facilities capable of storing approximately 275,000 tons of liquid asphalt across multiple states. Knife River has five liquid-asphalt terminal sites and six used-oil collection points.

(5) Other

Although not common to all locations, Knife River provides various other products and services, depending on customer needs. These include, but are not limited to, retail sales of cement in Alaska and Hawaii and petroleum recovery services in the Energy Services segment.

Cement supply and storage

Cement is a key ingredient in the production of ready-mix concrete. Knife River's core supply of cement is sourced from a diverse range of suppliers. Knife River has strategically located cement storage facilities in Alaska and Hawaii that can hold approximately 60,000 tons and 90,000 tons of cement, respectively. Knife River has six additional distribution centers with storage and barging capabilities across the islands of Hawaii.

(6) Contracting Services

Knife River's contracting services include responsibilities as general contractor and subcontractor, aggregate laydown, asphalt paving, concrete construction, site development and bridges, and in some segments the manufacturing of prestressed concrete products. Vertical integration allows Knife River to have direct internal

access to critical raw materials, resulting in competitive advantages from better control of product inventory. In 2023, most of Knife River's contracting services were related to "horizontal" construction, such as streets and highways, airports and bridges for customers in the public sector. In the private sector, Knife River's contracting services projects were within the residential, commercial and industrial markets.

The following table sets forth revenue details applicable to Knife River's contracting services for the year ended December 31, 2023:

Public Projects		Private Projects	
Streets & Highways	64%	Buildings/Sitework	8%
Airports	4%	Residential	6%
Bridges	2%	Streets & Highways	1%
Marine	2%	Other	8%
Other	5%		
Total	**77%**	**Total**	**23%**

Seasonality

Results are affected by seasonal fluctuations, with the second and third quarters historically being the quarters with the highest activity. Knife River's ability to provide contracting services in the states in which it operates depends on the weather. In states with colder winter weather, Knife River's contracting services are primarily performed from May through October, compared to most of the year in states with largely consistent warmer weather.

Customers

Knife River's customers can be segmented into public and private-sector customers, with public-sector customers contributing about 77 percent of the Company's revenues from contracting services. The public side includes federal, state and municipal governmental agencies with contracting services projects related to highways, streets and other public infrastructure. Mandates from governmental agencies largely depend on federal, state and municipal budgets allocated to expansion and improvement of national infrastructure. The private side includes a broad spectrum of customers across industrial, commercial and residential developers and other private parties. The mix of sales by customer class varies year to year depending on the variability in type of work.

Knife River's top 15 customers accounted for about 20 percent of its 2023 revenue, of which nine were state-level departments of transportation. The Company is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. No individual customer accounted for more than 10 percent of its 2023 revenue.

Competition

Knife River operates in a largely fragmented industry, including large, public companies and many small, privately held companies. Smaller, independent operators make up the majority of Knife River's competition; however, it also faces competition in some markets from large, publicly traded United States aggregates producers, including Cemex S.A.B. de C.V., CRH plc, Eagle Materials, Inc., Granite Construction, Inc., Heidelberg Materials, Holcim, Martin Marietta Materials, Inc., Summit Materials, Inc. and Vulcan Materials Company. The nature of Knife River's competition varies among its products and geographies due to the generally local and regional nature of supply.

Knife River believes it has a competitive advantage in aggregates through its high-quality, strategically located reserves and assets, and its internal fleet of trucks, rail and barge. Knife River's vertical integration and local knowledge enable it to maintain a strong understanding of the needs of its customers. In addition, Knife River has a strong commitment to environmental stewardship, which assists it in obtaining new permits and new reserves.

Employees

Knife River believes its employees are its most valuable resource and are critical to the success of the Company. Significant resources are employed to attract, develop and retain extraordinary and diverse talent and fully promote each employee's capabilities. The Company's focus on diversity, inclusion, talent development, talent acquisition and succession planning has provided for a deep bench of talented employees. Employees in managerial or supervisory positions have an average tenure of 16 years with Knife River, which demonstrates our workforce's pride in and dedication to the Company. Knife River believes it has good relationships with its employees, including its unionized workforce.

As of December 31, 2023, Knife River employed 4,389 people, all of whom were employed in the United States. The total number of hourly personnel at any given time is subject to the volume of projects in progress and fluctuates on a seasonal basis. At the peak of the 2023 construction season, Knife River employed over 5,700 people. The table below provides additional details on the employee demographics as of December 31, 2023.

	Union	Non-Union	Total
Hourly	562	2,949	3,511
Salaried	—	878	878
Total	**562**	**3,827**	**4,389**

Knife River's union employees are represented by 39 collective-bargaining agreements, of which six of the agreements are currently in negotiations. The majority of the collective-bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement. The Company maintains good working relationships with labor unions and does not anticipate any significant issues with any unions in 2024.

Knife River's compensation programs are designed to align the compensation of our employees with our financial performance and the employees' individual performance, to provide proper incentives to attract, retain and motivate employees to achieve the best possible results. The structure of compensation programs balances guaranteed base pay with incentive compensation opportunities. In addition, full-time employees are eligible for health insurance, physical, mental and financial wellness programs, paid and unpaid leave, retirement plans, life insurance, disability and accident coverage, and more. The Company also offers a variety of voluntary benefits to allow employees to select the best options to meet their needs.

(1) Diversity, Equity and Inclusion

Knife River embraces the diversity of its employees, customers and stakeholders, including their unique backgrounds, experiences, thoughts and talents. The Company is committed to an inclusive environment that respects the differences and embraces the strengths of its diverse employees, and it maintains policies, programs and initiatives that are consistent with this commitment.

(2) Action Plans

To be the employer of choice for the broadest pool of talent and skill, Knife River is committed to equal employment opportunity and affirmative action and is dedicated to the achievement of equality and opportunity for all employees and applicants for employment. Knife River strives to meet or exceed all EEO and affirmative action laws, directives and legislation. The Company's EEO/Affirmative Action Policy ensures employees are not discriminated against.

(3) Employee Trainings

Knife River is committed to the development and training of its employees and has taken significant steps to showcase construction as a career of choice. Knife River operates a world-class training facility to enhance the skills of current employees corporate-wide and to recruit and teach skills to new employees through both classroom education and hands on experience.

Knife River prioritizes providing opportunities for advancement through job mobility, succession planning and promotions. The Company operates under a philosophy to promote from within and offer advancement opportunities at all levels of employment, which helps retain talented employees. The Company engages in talent and succession planning processes and reviews succession plans with senior leaders at least annually, focusing on high-performing and high-potential talent, diverse talent, and succession for critical roles.

For additional information related to employee demographics, Knife River's diversity, equity and inclusion efforts and other information, refer to the Company's 2023 Sustainability Report, which is expected to be published to the Company's website in the first quarter of 2024, and is not incorporated by reference herein.

Health and Safety

Knife River is committed to the safety and well-being of its employees, contractors, customers, and the residents of the communities where it operates. The Company's safety program utilizes the three T's: Tools, Training and Time, as a structure for Knife River to provide its employees with the proper tools and training to safely and successfully perform their jobs and asks that employees take the time to use those tools and training to do their jobs safely.

Safety is a core value at Knife River and is foundational to establishing a culture of safety excellence in the workplace. The Company is committed to safety and health and promotes this through a variety of means, including continual training and education programs for its employees.

Knife River adheres to seven key principles regarding safety:

- All injuries can be prevented;

- Working safely is a condition of employment for all employees;

- Management must demonstrate leadership in preventing injuries by providing a safe work environment, adequate resources, performance incentives and appropriate follow-up on any unsafe conditions or actions;

- All employees are responsible for preventing injuries to themselves and others;

- All operating exposures can be safeguarded or controlled;

- Training employees to work safely is essential; and

- Preventing personal injuries and property damage is good business.

Knife River has a goal of zero workplace injuries. The Company has developed its safety culture, programs and training as appropriate for the construction materials and contracting services industries, and the types of operations it performs. The Company continuously evolves its programs to incorporate best practices, innovations in personal protective equipment and changes to safety and health laws. Knife River continually outperforms its industry comparison group by achieving a three-year average recordable injury rate that is 17 percent lower and a lost time accident rate that is 47 percent lower over the last three years.

Governmental and Environmental Regulations

Knife River's pledge to operate in an environmentally responsible manner is reviewed and encouraged through several measures, including oversight by professional environmental staff with reporting and accountability to regional operations leaders, regular review of environmental and sustainability disclosures by the executive Sustainability Committee, thorough audits of operating activities and thorough property reviews during due diligence on potential acquisitions.

Knife River is subject to complex federal, state and local environmental compliance and reclamation regulations. These federal, state and local laws and regulations include, among others: the federal Clean Air Act and the federal Clean Water Act; the Resource Conservation and Recovery Act; the federal Mine Safety and Health Administration; the federal Occupational Safety and Health Administration; the federal CERCLA; the federal EPA;

and, occasionally, the Endangered Species Act. These laws and regulations impose numerous obligations and limitations on our operations, including:

- Zoning and land use requirements to obtain a permit or other approval before conducting regulated activities;

- Restriction on the types, quantities and concentration of materials that can be released into the environment (including noise and discharges to air and water);

- Restrictions on the management of hazardous wastes and underground storage tank systems, as well as obligations to clean up or remediate spills of hazardous materials into the environment;

- Limitation or prohibition of activities on certain lands lying within wilderness, wetlands or other protected areas;

- Obligations to restore or reclaim former mining areas;

- Requirements to comply with specific health and safety criteria addressing worker protection; and

- The imposition of substantial liabilities for pollution resulting from the Company's operations.

Knife River's operations are also subject to California emission reductions and regulatory compliance. The California Air Resources Board has implemented several regulations around air quality standards, including reporting requirements. These regulations are based on source categories, several of which impact Knife River. The three categories having the most impact to Knife River's California operations are: off-road diesel particulate and oxides of nitrogen; on-road diesel particulate and oxides of nitrogen; and harbor craft diesel particulate and oxides of nitrogen. In addition, beginning in 2026 Knife River will be required to publicly report on 2025 scope 1 and scope 2 GHG emissions, and beginning in 2027 will be required to report on 2026 scope 3 GHG emissions. Noncompliance with these laws and regulations can subject Knife River to fines, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on Knife River's reputation, business, financial position, results of operations and cash flows.

In addition, certain environmental laws, such as CERCLA and EPA, impose strict requirements for companies to pay to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been disposed, stored or released. Knife River may be required to remediate contaminated properties currently or formerly owned or operated by the Company or materials disposed of by the Company, regardless of whether such contamination resulted from actions taken by the Company or from the conduct of others at the time those actions were taken. In addition, in connection with certain acquisitions, the Company could assume, or be required to provide indemnification against, environmental liabilities that could expose it to material losses. Furthermore, the existence of contamination at properties owned, leased or operated by the Company could result in increased operation costs or restrictions on the Company's ability to use those properties as intended, including for mining purposes. One such site is the Portland, Oregon, Harbor Superfund Site where Knife River - Northwest was named as a PRP by the EPA related to a commercial property site acquired in 1999. For further information related to environmental reclamation obligations, see Item 8. Note 18.

Knife River also is subject to comprehensive environmental permit requirements, which are usually associated with new mining operations, although requirements vary widely from state to state and even within states. In some areas, land use regulations and associated permitting requirements are minimal. However, some states and local jurisdictions have very demanding requirements for permitting new mines. Environmental impact reports are sometimes required before a mining permit application can be considered for approval. These reports can take several years to complete. The report can include projected impacts of the proposed project on air and water quality, wildlife, noise levels, traffic, scenic vistas and other environmental factors. The reports generally include suggested actions to mitigate the projected adverse impacts. Nonetheless, Knife River has been successful in obtaining mining and other land-use permits that provide for sufficient permitted reserves to support its operations. Individual permits applicable to Knife River's various operations are managed and tracked as they relate to the statuses of the application, modification, renewal, compliance and reporting procedures.

Knife River regularly monitors and reviews its operations, procedures and policies for compliance with its operating permits and related laws and regulations. The Company has incurred, and may incur in the future, significant operating and capital expenditures to comply with environmental laws and regulations. During 2023, Knife River incurred $4.5 million related to compliance with current environmental laws and regulations. In addition, Knife River anticipates spending $4.7 million for capital expenditures related to compliance with current environmental laws and regulations in 2024 and has not developed a budget for 2025 and 2026. These amounts do not include expenditures related to what may be ultimately determined with regard to the issues described previously for the Portland, Oregon, Harbor Superfund Site. Additionally, the Company has recorded asset retirement liabilities on its balance sheet related to the reclamation obligations for its mining activities. As the Company acquires new operations, it works closely with local authorities to ensure compliance with all applicable laws and regulations.

Knife River believes it is in compliance with all applicable environmental laws and regulations and that any existing non-compliance is not likely to have a material adverse effect on the Company's results of operations. However, there can be no assurance that future compliance costs or liabilities associated with such laws and regulations or activities will not be significant.

Where to Find More Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company's SEC filings are available to the public over the internet at the SEC's website at https://www.sec.gov and on the Company's website free of charge at https://www.kniferiver.com as soon as reasonably practicable after they are filed with or furnished to the SEC.

The Company maintains a website at https://www.kniferiver.com. The website and the information contained on or connected to that site are not incorporated into this Annual Report.

ITEM 1A. RISK FACTORS

Investing in Knife River common stock involves a number of risks and uncertainties. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this Annual Report. If any of the risks described below actually occur, Knife River's business, prospects, financial condition or financial results could be materially impacted and the trading price of Knife River's common stock could decline, and investors could lose all or part of their investment. The following are the most material risk factors applicable to Knife River and are not necessarily listed in order of importance or probability of occurrence and not necessarily inclusive of all risks. Knife River may also be subject to other risks or uncertainties not presently known to it or that it currently deems to be immaterial but may materially adversely affect Knife River's business, prospects, financial condition, financial results or the trading price of Knife River's common stock in future periods.

Operations, Growth and Competitive Risks

Knife River operates in a highly competitive industry.

The Company is subject to competition throughout the markets it serves as they are highly fragmented and competes with a number of regional, national and international companies. These companies may have greater financial and other resources than Knife River, while other competitors are smaller and more specialized, and concentrate their resources in particular areas of expertise. The Company's results are also affected by the number of competitors in a market, the production capacity that a particular market can accommodate, the pricing practices of other competitors and the entry of new competitors in a market. Significant competition could lead to lower prices, higher wages, lower sales volumes and higher costs.

In addition, construction materials and related contracting services are marketed under highly competitive conditions and are subject to competitive forces such as price, quality, service, delivery time and proximity to the customer. Knife River's customers make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price, quality and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in the inability to win bids for future projects and failure to effectively compete could negatively affect Knife River's results of operations, financial position and cash flows.

Furthermore, new acquisition opportunities are subject to competitive bidding environments, which may increase the prices the Company must pay to successfully grow its business through acquisitions.

Knife River may not be able to secure, permit or economically mine strategically located aggregate reserves.

Knife River must obtain governmental, environmental, mining, and/or other permits at many of its facilities. New quarry sites can take years to develop and in a number of states in which Knife River operates, it can be difficult to permit new aggregate sites or expand existing aggregate sites due to community resistance and regulatory requirements, among other things. In addition, construction aggregates are difficult to transport efficiently and freight costs can make certain deposits uneconomical to mine if located in areas of little growth or without the ability to supply growing markets served by rail or barge. Failure to secure, permit and mine such reserves could negatively impact Knife River's business, financial condition and results of operations.

Knife River is exposed to risk of loss resulting from the nonpayment and/or nonperformance by its customers and counterparties.

Knife River's customers include public and private entities that have been, and may continue to be, negatively impacted by the economy. A recessionary construction economy can increase the likelihood that Knife River will not be able to collect on all accounts receivable or may experience a delay in payment from some customers. If its customers or counterparties experience financial difficulties, which has occurred and may reoccur, Knife River could experience difficulty in collecting receivables. While no one customer accounted for over 10 percent of Knife River's revenue in 2023 or 2022, Knife River faces collection risk as a normal part of business where it performs services and subsequently bills clients for such services. In the event that Knife River has concentrated credit risk

from customers in a specific geographic area or industry, negative trends or a worsening in financial conditions in that specific geographic area or industry, Knife River could become more susceptible to disproportionately high levels of default. Nonpayment and/or nonperformance by its customers and counterparties could have a negative impact on Knife River's results of operations and cash flows.

The success of Knife River depends, in part, on the ability to execute on its acquisition strategy, to successfully integrate acquired businesses and to retain key employees of acquired businesses.

The Company's current geographic and asset footprint is the result of a deliberate acquisition growth strategy, which began in 1992 following its first aggregate company acquisition. Since then, Knife River has acquired and integrated over 80 complementary businesses, which have contributed significantly to its growth. Management continues to evaluate strategic acquisition opportunities as part of its ongoing growth strategy. Management is unable to predict the timing or size of any future acquisitions. Potential risks associated with acquisitions could include, among other things: Knife River's ability to identify attractive acquisitions; Knife River's ability to offer potential acquisition targets competitive transaction terms; Knife River's ability to raise additional equity and/or incur additional indebtedness, which could increase its net leverage; and reputational or other damage due to the prior conduct of an acquired company.

In addition, the investigation of potential acquisitions and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments require substantial management time and attention and costs for third-party consultants. If a proposed acquisition is not completed for any reason, including events beyond the Company's control, the costs incurred up to that point for the transaction likely would not be recoverable.

Acquisitions typically require integration of the acquired company's project management, finance, information technology, risk management, purchasing, human resources and fleet management functions. The Company may be unable to successfully integrate an acquired business into its existing business, and an acquired business may not be as profitable as expected or at all. Acquisitions involve risks that the acquired business will not perform as expected and that the expectations concerning the value, strengths and weaknesses of the acquired business will prove incorrect. The inability to successfully integrate new businesses in a timely and orderly manner could increase costs and result in dis-synergies and negatively impact the Company's results of operations and prevent Knife River from realizing expected rates of return on the acquired business. Factors affecting the successful integration of an acquired business include, but are not limited to, the following:

- Responsibility for certain liabilities of an acquired business, whether or not known, which could include, among other things, tax liabilities, product and other tort liabilities, breach of contract claims, environmental liabilities, permitting and regulatory compliance issues and liabilities for employment practices.

- Ability to retain local managers, key employees and customers who are important to the operations of the acquired business.

- Implementation of financial and management information systems, business practices and policies.

- Conforming standards, controls, procedures and policies, business cultures and compensation structures among Knife River and the acquired company.

- Pursuit of multiple acquisition opportunities simultaneously.

- Unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

In addition, potential acquisitions may be in states in which the Company does not currently operate, which could result in unforeseen operating difficulties and difficulties in coordinating geographically dispersed operations, personnel and facilities.

Knife River cannot guarantee that it will continue to acquire businesses at valuations consistent with prior acquisitions or that it will complete future acquisitions at all. The Company also cannot know whether there will be attractive acquisition opportunities at reasonable prices or that financing will be available.

Technology disruptions or cyberattacks could adversely impact operations.

Knife River uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. While Knife River has policies, procedures and processes in place designed to strengthen and protect these systems, they may be vulnerable to physical and cybersecurity failures or unauthorized access, due to: hacking, human error, theft, sabotage, malicious software, ransomware, third-party compromise, acts of terrorism, acts of war, acts of nature or other causes.

Although there are manual processes in place, should a compromise or system failure occur, interdependencies to technology may disrupt Knife River's ability to fulfill critical business functions. This may include interruption of facilities for delivery of construction materials or other products and services, any of which could adversely affect its reputation, business, cash flows and results of operations or subject Knife River to legal costs.

Knife River's accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If Knife River's operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect Knife River's results of operations and cash flows.

Knife River, through the ordinary course of business, requires access to sensitive customer, supplier, employee, financial and other data. While Knife River has implemented extensive security measures, including limiting the amount of sensitive information retained, a breach of its systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on its financial results. Third-party service providers that perform critical business functions for Knife River or have access to sensitive information within Knife River also may be vulnerable to security breaches and information technology risks that could adversely affect the Company.

Cyberattacks continue to increase in frequency and sophistication, which could cause Knife River's information systems to be a target of ongoing and sophisticated cyberattacks by a variety of sources with the apparent aim to breach its cyber-defenses. Also, Knife River may face increased cyber risk due to the increased use of employee-owned devices and work from home arrangements. Such incidents could have a material adverse effect on its business, financial condition or results of operations. Management is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or creating difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company.

The SEC has adopted new rules that require Knife River to provide greater disclosures around cybersecurity risk management, strategy and governance, as well as to disclose the occurrence of material cybersecurity incidents. Knife River cannot predict or estimate the amount of additional costs it will incur in order to comply with these rules or the timing of such costs. These rules and regulations may also require Knife River to report a cybersecurity incident before it has been able to fully assess the impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from its incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions, or subject Knife River to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to Knife River's business, including significantly expanded compliance burdens, costs and enforcement risks.

The Company has not incorporated artificial intelligence within its operations but does have technology partners that have incorporated artificial intelligence into their systems. The potential use of artificial intelligence could introduce security risks that could expose confidential data leading to the loss of competitive and reputational damage. The implementation of artificial intelligence could also impose a reliability risk of the Company's data not being fully vetted for accuracy.

While Knife River's insurance policies include liability coverage for certain of these matters, if it experiences a significant security incident, it could be subject to liability or other damages that exceed its insurance coverage and it cannot be certain that such insurance policies will continue to be available to it on economically reasonable terms, or

at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Knife River that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its results of operations, financial condition and cash flows.

Artificial intelligence presents risks and challenges that can impact Knife River's business by posing security risks to its confidential information, proprietary information and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to the Company's business operations. Knife River may adopt and integrate generative artificial intelligence tools into its systems for specific use cases reviewed by legal and information security. Knife River's vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to the Company, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit Knife River's or its vendors' ability to maintain an adequate level of service and experience. If Knife River, its vendors, or its third-party partners experience an actual or perceived breach of privacy or security incident because of the use of generative artificial intelligence, the Company may lose valuable intellectual property and confidential information and its reputation and the public perception of the effectiveness of its security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage Knife River's reputation, result in the loss of valuable property and information, and adversely impact its business.

Knife River could experience temporary interruptions in its business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to stand-alone systems.

Knife River is in the process of transitioning information technology infrastructure and systems to support its critical business functions, including accounting and reporting, in order to replace many of the systems and functions that MDU Resources has traditionally provided. Knife River may experience temporary interruptions in business operations if it cannot transition effectively to its own stand-alone systems and functions, which could disrupt its business operations and have a material adverse effect on profitability. In addition, Knife River's costs for the operation of these systems may be higher than the amounts reflected in the audited consolidated financial statements.

Knife River may be unable to protect its intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of its competitive advantage and a diversion of resources.

The Company's efforts to protect its intellectual property rights may not be sufficient or effective to prevent misappropriation or infringement of its intellectual property, which could result in a loss of its competitive advantage. In addition, any of its intellectual property rights may be challenged, which could result in being declared invalid or unenforceable. Knife River may litigate to protect its intellectual property from misappropriation or infringement by others, which could be expensive and cause a diversion of resources and ultimately may not be successful.

Moreover, competitors or other third parties may allege that Knife River, or consultants or other third parties retained or indemnified by it, infringe on its intellectual property rights. The potential risks and uncertainties of intellectual property-related litigation and an assertion of an infringement claim against Knife River may cause it to spend significant amounts to defend the claim, and possibly pay significant money damages. In the event of a settlement or adverse judgment, Knife River's results of operations may materially decline if it is prohibited from using the relevant intellectual property, especially if it is required to pay to the alleged owner of the relevant intellectual property licensing fees, royalties or damages. Even in instances where Knife River believes that claims and allegations of intellectual property infringement against it are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of its management and employees.

Economic and Political Risks

Knife River's business is seasonal and subject to weather conditions that could adversely affect its operations.

A majority of Knife River's business is seasonal, with results of operations affected by weather conditions. Construction materials production and related contracting services typically follow the activity in the construction industry, with heavier contracting services workloads in the spring, summer and fall. Extreme or unusually adverse weather conditions, which have occurred and may reoccur, such as extreme temperatures, heavy or sustained rainfall or snowfall, wildfires and storms may affect the demand for products and the ability to perform services on construction work. The Company could also be impacted by drought conditions, which may restrict the availability of water supplies and inhibit the ability to conduct operations. As a result, extreme or unusually adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows.

Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect Knife River's businesses.

Knife River's operations are exposed to fluctuations in prices for labor, energy-related products, cement, fuel, raw materials and utilities, among other things. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond Knife River's control. The global political environment is a primary driver in price changes to commodities and inputs out of the Company's control. In recent years, the Company experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of its products and services. Recent inflationary pressures have significantly increased the cost of raw materials by greater than 10 percent in comparison to average annual historical increases of approximately 3 percent. While Knife River seeks to mitigate some or all cost increases through increases in selling prices of its materials, maintaining positive relationships with numerous raw material suppliers, escalation clauses in construction services contracts and fuel surcharges, the Company may not always be successful which could negatively impact its results of operations.

High energy prices, specifically for diesel fuel, natural gas and liquid asphalt, have impacted and could further affect the margins realized, as well as demand for construction materials and related contracting services. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could also negatively affect Knife River's results of operations. Due to their size and weight, aggregates are costly and difficult to transport efficiently. Knife River's products and services are generally localized around its aggregate sites and served by truck or in certain markets by rail or barge. Knife River could be negatively impacted by freight costs due to rising fuel costs; rate increases for third-party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, and/or if the price increases result in a significant decrease in sales volumes, Knife River's results of operations, financial position and cash flows could be negatively impacted.

Supply chain disruptions may adversely affect Knife River's operations.

At times or in certain markets, Knife River relies on third-party vendors and manufacturers to supply or transport many of the materials necessary for its operations. Disruptions, shortages or delays in the transportation of materials; price increases from suppliers or manufacturers; or inability to source needed materials have occurred and may continue to occur, which could adversely affect Knife River's results of operations, financial condition, cash flows and harm customer relationships. Further, supply chain disruptions can occur from events out of Knife River's control such as fires, floods, severe weather, natural disasters, environmental incidents or other catastrophes. National and regional demand for cement and liquid asphalt may at times outpace the supply in the market. This imbalance creates a temporary shortage which may cause prices to increase faster than downstream products. Any material disruption at Knife River's facilities or those of its customers or suppliers or otherwise within its supply chain, whether as a result of downtime, work stoppages or facility damage, could prevent Knife River from meeting customer demands or expected timelines, require it to incur unplanned capital expenditures, or cause other material disruptions to its operations, any of which could have a material adverse effect on Knife River's operations, financial position and cash flows.

Knife River's business is based in large part on government-funded infrastructure projects and building activities, and any reductions or reallocation of spending or related subsidies in these areas could have an adverse effect on the Company.

Certain of Knife River's businesses depend on government spending for infrastructure and other similar building activities. As a result, demand for some of Knife River's products is influenced by local, state and federal government fiscal policies, tax incentives and other subsidies, and other general macroeconomic and political factors. Projects in which Knife River participates may be funded directly by governments or privately funded, but are otherwise tied to or impacted by government policies and spending measures.

Government spending is often approved only on a short-term basis and some of the projects in which Knife River's products are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities, or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which could adversely affect the profitability of Knife River's business.

Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect Knife River's business, liquidity and financial condition, and results of operations.

Economic volatility affects Knife River's operations, as well as the demand for its products and services.

Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for Knife River's products and services. The level of demand for construction materials and contracting services could be adversely impacted by the economic conditions in the industries and market areas Knife River serves, as well as in the general economy. Local, state and federal budget limitations also affect the funding available for infrastructure spending, which could have an adverse impact on Knife River's earnings and results of operations.

Pandemics, including COVID-19, may have a negative impact on Knife River's business operations, revenues, results of operations, liquidity and cash flows.

Pandemics have disrupted national, state and local economies. To the extent a pandemic adversely impacts Knife River's businesses, operations, revenues, liquidity or cash flows, it could also have a heightened effect on other risks described in this section. The degree to which a pandemic will impact Knife River depends on future developments, including the resurgence of COVID-19 and its variants, federal and state mandates, actions taken by governmental authorities, effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and remains under relatively normal operating conditions.

Other factors associated with a pandemic that could impact Knife River's businesses and future operating results, revenues and liquidity include impacts related to the health, safety, and availability of employees and contractors; extended rise in unemployment; public and private-sector budget changes and constraints; counterparty credit; costs and availability of supplies; capital construction and infrastructure operation and maintenance programs; financing plans; pension valuations; travel restrictions; and legal matters. The economic and market disruptions resulting from a pandemic could also lead to greater than normal uncertainty with respect to the realization of estimated amounts, including estimates for backlog, revenue recognition, intangible assets, other investments and provisions for credit losses.

Legal and Regulatory Compliance Risks

Knife River may be negatively impacted by pending and/or future litigation, claims or investigations.

Knife River is and/or may become party to, among other things, personal injury, environmental, commercial, contract, warranty, antitrust, tax, property entitlements and land use, product liability, health and safety, and

employment claims. The outcome of pending or future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can divert management's attention from its core business opportunities. Development of new information in these matters can often lead to changes in management's estimated liabilities associated with these proceedings including the judge's rulings or judgements, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict, and unfavorable outcomes could have a material impact to Knife River's results of operations, financial position and cash flows.

Knife River's operations could be negatively impacted by import tariffs and/or other government mandates.

Knife River operates in or provides services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to Knife River and its customers, such as cement and steel, among other things. Knife River faces competition from manufacturers both in the United States and around the world, some of which may engage in competition and trade practices involving the importation of competing products in the United States or other foreign laws, regulations or practices. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect Knife River's business, financial condition and results of operations.

Knife River's operations are subject to environmental laws and regulations that may increase costs, impact or limit business plans, or expose Knife River to environmental liabilities.

Knife River is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transportation and disposal of solid waste and hazardous substances, aggregate permitting and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations for construction materials facilities. Environmental laws and regulations can also require the Company to install pollution control equipment at its facilities, clean up spills and other contamination, and correct environmental hazards, including payment of all or part of the cost to remediate sites where Knife River's past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require Knife River to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although the Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret Knife River's legal or regulatory requirements differently and seek injunctive relief or other remedies against Knife River. The Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to Knife River. These laws and regulations could require the Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities and equipment; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect Knife River's results of operations and cash flows.

Knife River's operations could be adversely impacted by climate change.

Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high- and low-temperature extremes, occur in regions in which Knife River operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks. Such risks could have an adverse effect on Knife River's financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, the Company has not experienced any

material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.

Climate change may impact a region's economic health, which could impact its revenues. Knife River's financial performance is tied to the health of the regional economies served where it provides construction materials and services. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the economies of the states and communities affected by that industry.

The insurance industry may also be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or to obtain emissions credits, or other environmental regulation or taxes could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by Knife River. To the extent financial markets view climate change and emissions of GHG as a financial risk, this could negatively affect Knife River's ability to access capital markets or result in less competitive terms and conditions.

Public concern over climate change has resulted in, and may continue to result in, new or increased regional, federal and global legal and regulatory requirements, including taxation, to reduce or mitigate carbon emissions and to limit or impose additional costs on carbon and water usage or other climate-related objectives. In the event that such regulation is more stringent than current regulatory obligations, or the measures that Knife River is currently undertaking to monitor and improve its resource efficiency, the Company may experience disruptions in, or increases in its costs of, operation and delivery to comply with new regulatory requirements due to investments in facilities and equipment or the relocation of its facilities. If Knife River or its suppliers are required to comply with these laws and regulations, or if Knife River chooses to take additional voluntary steps to reduce or mitigate its impact on the climate, Knife River may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, each of which could adversely impact its operations. In particular, proposed, new or inconsistent regulation and taxation of fuel and energy could increase the cost of complying with such laws and regulations as well as the cost of operation, including fuel required to operate its facilities or transport and distribute its products, thereby increasing the distribution and supply chain costs associated with Knife River's products. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the jurisdictions in which Knife River operates.

Beyond the commercial pressures implicated by climate change concerns, Knife River's operations may face potential adverse physical effects. In August of 2023 Hawaii experienced a series of wildfires across the island of Maui which impacted the Company's operations, however, not materially. If any of Knife River's properties and facilities experience a significant operational disruption or catastrophic loss due to the increased frequency or the severity of natural disasters or severe weather events, it could delay or disrupt production, shipments, and revenue, and result in potentially significant expenses to repair or replace these properties, which may negatively affect Knife River's business and financial results.

Stakeholder actions and increased regulatory activity related to ESG, particularly climate change and reducing GHG emissions, could adversely impact the Company's operations, costs of or access to capital and impact or limit business plans.

Knife River could face stakeholder scrutiny related to ESG. There has been an increased focus from stakeholders and regulators related to ESG matters across all industries in recent years, with investors (including institutional investors), proxy advisory firms, customers, employees and lenders, placing increasing importance on the impacts and social cost associated with climate change as well as ESG practices and policies of companies, including sustainability performance and risk mitigation efforts. There is also risk that the Company could be

perceived as, or accused of, "greenwashing," *i.e.*, the process of conveying misleading information or making false claims that overstate potential ESG benefits, which could lead to reputational harm. Investors (including institutional investors), proxy advisory firms, customers, employees and lenders, may also require the Company to implement sustainability/ESG responsibility procedures or standards before they continue to do business with Knife River. In addition, some investors use ESG criteria to guide their investment strategies, and may not invest in Knife River, or divest their holdings of Knife River, if they believe the Company's policies relating to ESG matters are inadequate or, on the other hand, have a negative response to such policies as a result of anti-ESG sentiment. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. Knife River monitors, analyzes and reports GHG emissions from its operations as required by applicable laws and regulations. Knife River will continue to monitor GHG regulations and their potential impact on operations.

Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, Knife River cannot determine the potential financial impact on its operations.

In addition, the increasing focus on climate change and stricter regulatory requirements may result in the Company facing adverse reputational risks associated with certain of its operations producing GHG emissions. Although Knife River has not experienced difficulties in these areas, if it is unable to satisfy the increasing climate-related expectations of certain stakeholders, Knife River may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at Knife River, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures.

Changes in tax law may negatively affect Knife River's business.

Changes to federal, state and local tax laws have the ability to benefit or adversely affect Knife River's earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase Knife River's future effective income tax rate, including; governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction, the mix of earnings from depletable versus non-depletable businesses, the jurisdictions in which earnings and/or revenues are taxed, the resolution of issues arising from tax audits with various tax authorities, changes in the valuation of our deferred tax assets and liabilities, adjustments to estimated taxes upon finalization of various tax returns, changes in available tax credits, changes in stock-based compensation, other changes in tax laws and the interpretation of tax laws and/or administrative practices.

Human Capital Risks

Knife River's operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.

Knife River must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. Competition for these employees is high, due in part to changing workforce demographics, a shortage of younger employees who are qualified to replace employees as they retire, and remote work opportunities, among other things. In some cases, competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for Knife River to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support its operating and growth strategies. Additionally, if Knife River is unable to hire employees with the requisite skills, it may be forced to incur significant training expenses. As a result, Knife River's ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect its results of operations, financial position and cash flows.

It is also critical to develop and train employees, hire new qualified personnel, and successfully manage the short and long-term transfer of critical knowledge and skills, including leadership development and succession

planning throughout Knife River. While there are processes in place for management transition and the transfer of knowledge and skills, the loss of key personnel, coupled with an inability to adequately train other personnel, hire new personnel or transfer knowledge and skills, could significantly impact the Company's ability to perform under our contracts and execute on new or growing programs.

Additionally, approximately 13 percent of Knife River's workforce is comprised of employees that are covered by collective bargaining agreements with various unions. If the Company encounters difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, Knife River could incur additional costs and experience work stoppages. Union actions at suppliers also can affect Knife River. Any delays or work stoppages could adversely affect the ability to perform under contracts, which could negatively impact the Company's results of operations, cash flows and financial condition.

Increasing costs associated with health care plans may adversely affect Knife River's results of operations.

Knife River is primarily self-insured for the health care benefits for eligible employees. Increasing quantities of large individual health care claims and an overall increase in total health care claims as health care costs continue to increase could have an adverse impact on operating results, financial position and liquidity, particularly if Knife River cannot continue to carry stop loss insurance. Legislation related to health care could also change Knife River's benefit program and costs.

Financial and Accounting Risks

Aggregate resource and reserve calculations are estimates and subject to uncertainty.

Knife River estimates aggregate reserves and resources based on available data. The estimates depend upon the interpretation of surface and subsurface investigations, major assumptions and other supporting data, which can be unpredictable. The quantity must be considered only an estimate until reserves are actually extracted and processed. This uncertainty in aggregate resource and reserve calculation may adversely impact Knife River's results of operations.

Backlog may not accurately represent future revenue and gross margin.

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in the Company's backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond Knife River's control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards and duration of large new contracts can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or margin that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and gross margin expected to be earned in the following year and should not be relied upon as a stand-alone indicator of future financial results of Knife River.

Knife River operates in a capital-intensive industry and is subject to capital market and interest rate risks.

Knife River's operations require significant capital investment to purchase and maintain the property and equipment required to mine and produce its products. In addition, Knife River's operations include a significant level of fixed and semi-fixed costs. Consequently, Knife River relies on capital markets, particularly in the first half of the year due to the seasonal nature of the industry, as sources of liquidity for capital requirements not satisfied by cash flows from operations. If Knife River is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions it would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect Knife River's ability to access one or more financial markets. Higher interest rates on borrowings have impacted and could further impact Knife River's results of operations. Such market disruptions could include: a significant economic downturn; financial distress of unrelated industry leaders in the same line of business; deterioration in capital market

conditions; turmoil in the financial services industry; volatility in commodity prices; pandemics, including COVID-19; terrorist attacks; acts of war; and cyberattacks.

The debt capital market environment could impact Knife River's ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms. Further, an increase in Knife River's leverage could lead to deterioration in its credit ratings. A downgrade in Knife River's credit ratings, regardless of the cause, could also limit the ability to obtain additional financing and/or increase the cost of obtaining financing. There is no guarantee Knife River will be able to access the capital markets at financially economical interest rates, which could negatively affect Knife River's business. Knife River is also exposed to interest rate volatility risk on its variable rate debt as changes in central bank federal policies, as well as macro-economic factors, impact interest rates. While Knife River believes it will continue to have adequate credit available to meet its needs, there can be no assurance of that.

Knife River may be required to obtain financing in order to fund certain strategic acquisitions, if they arise, or to refinance outstanding debt. It is possible a large strategic acquisition would require Knife River to issue new equity and other debt and could result in a ratings downgrade notwithstanding Knife River's issuance of equity securities to fund the transaction. Knife River is also exposed to risks from tightening credit markets, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under Knife River's credit facilities. While Knife River believes it will continue to have adequate credit available to meet its needs, there can be no assurance of that.

Financial market changes could impact Knife River's defined benefit pension plans and obligations.

Knife River has defined benefit pension plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans.

Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in Knife River's pension plans and may increase the amount and accelerate the timing of required funding contributions for those plans.

Costs related to obligations under MEPPs could have a material negative effect on Knife River's results of operations and cash flows.

Knife River participates in MEPPs for employees represented by certain unions. Knife River is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.

Knife River may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt Rehabilitation Plans or Funding Improvement Plans to improve their funded status through increased contributions, reduced benefits or a combination of the two.

Knife River may also be required to increase its contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in its required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining; actions taken by trustees who manage the plans; actions taken by the plans' other participating employers; the industry for which contributions are made; future determinations that additional plans reach endangered, seriously endangered or critical status; newly enacted government laws or regulations and the actual return on assets held in the plans; among others. Knife River could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on its results of operations, financial position or cash flows.

In addition, pursuant to the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act, the Company could incur a partial or complete withdrawal liability

upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. Knife River could also incur additional withdrawal liability if its withdrawal from a plan is determined by that plan to be part of a mass withdrawal.

Knife River has substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect its business, profitability and its ability to meet obligations.

Knife River had $697.0 million in aggregate principal amount of indebtedness outstanding as of December 31, 2023. Such indebtedness consists of Knife River's $425 million 7.750% notes due 2031, $272 million in aggregate principal amount of term loans and a $350 million revolving credit facility, under which Knife River has no aggregate principal amount of loans outstanding as of December 31, 2023.

This amount of debt could potentially have important consequences to Knife River and its investors, including:

- Requiring a substantial portion of its cash flow from operations to make interest payments on this debt following the Separation.

- Making it more difficult to satisfy debt service and other obligations.

- Increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing.

- Increasing its vulnerability to general adverse economic and industry conditions.

- Reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow its business.

- Limiting its flexibility in planning for, or reacting to, changes in its business and the industry.

- Placing it at a competitive disadvantage relative to its competitors that may not be as highly leveraged with debt.

- And limiting its ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase ordinary shares.

To the extent that Knife River incurs additional indebtedness, the foregoing risks could increase. In addition, Knife River's actual cash requirements in the future may be greater than expected and its cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due. Further, Knife River may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

A lowering or withdrawal of the ratings, outlook or watch assigned to Knife River or its debt by rating agencies may increase its future borrowing costs and reduce its access to capital.

The rating, outlook or watch assigned to Knife River or its debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to Knife River's business, so warrant. Knife River's credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Any future lowering of Knife River's or its debt's ratings, outlook or watch likely would make it more difficult or more expensive for Knife River to obtain additional debt financing.

Separation Risks

Knife River has minimal history of operating as an independent, public company, and its historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information included in this Annual Report refers to Knife River's business (i) as operated by and integrated with MDU Resources for periods prior to the Separation and (ii) as a stand-alone company for the period after the Separation. The historical financial information included in this Annual Report is derived from the audited consolidated financial statements and accounting records of MDU Resources and Knife River. Accordingly, the

historical financial information included in this Annual Report does not necessarily reflect the financial condition, results of operations and cash flows that Knife River would have achieved as a separate, publicly traded company during the periods presented prior to the Separation or those that Knife River will achieve in the future, primarily as a result of the factors described below:

- Prior to the Separation, Knife River's business was operated by MDU Resources as part of its broader corporate organization, rather than as an independent company, and MDU Resources or one of its affiliates performed certain corporate functions for Knife River. Knife River's historical results reflect allocations of corporate expenses from MDU Resources for such functions prior to the Separation, which are likely to be less than the expenses Knife River would have incurred had it operated as a separate publicly traded company.

- Prior to the Separation, the Company shared economies of scope and scale in costs, employees and vendor relationships. Although Knife River entered into a transition services agreement with MDU Resources following the Separation, these arrangements may not retain or fully capture the benefits that Knife River had enjoyed as a result of being integrated with MDU Resources and may result in paying higher charges than in the past for these services. This could have a material adverse effect on the Company's business, financial position, results of operations and cash flows as a stand-alone company.

- Generally, Knife River's working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, had, prior to the Separation, been satisfied as part of the corporate-wide cash management policies of Centennial. Following the Separation, Knife River's results of operations and cash flows are now likely to be more volatile, and Knife River may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

- The cost of capital for Knife River's business as a stand-alone company may be higher than MDU Resources' cost of capital prior to the Separation.

- As a public company, Knife River is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and is required to prepare its financial statements according to the rules and regulations required by the SEC. Complying with these requirements has resulted in significant costs and could require the Company to divert substantial resources, including management time, from other activities.

Other significant changes have occurred in the Company's cost structure, management, financing and business operations as a result of operating as a company separate from MDU Resources. For additional information about the past financial performance of Knife River's business and the basis of presentation of the historical audited consolidated financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 - Financial Statements and Supplementary Data."

If the Separation, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company could be subject to significant tax liabilities and, in certain circumstances, the Company could be required to indemnify MDU Resources for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

In connection with the Separation, MDU Resources received a private letter ruling from the IRS and one or more opinion(s) of its tax advisors, regarding certain U.S. federal income tax matters relating to the Separation and the Distribution. The IRS private letter ruling was based upon and relied on, and the opinion(s) of tax advisors was based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of MDU Resources and Knife River, including those relating to the past and future conduct of MDU Resources and Knife River. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if MDU Resources or Knife River breach any of the representations or covenants contained in any of the Separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the Separation and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, the IRS private letter ruling does not address and the opinion(s) of tax advisors do not address all of the issues that are relevant to determining whether the Separation, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the Separation and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, MDU Resources, Knife River and MDU Resources stockholders could be subject to significant U.S. federal income tax liability.

If the Separation, together with related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, in general, for U.S. federal income tax purposes, MDU Resources would recognize taxable gain as if it had sold Knife River common stock in a taxable sale for its fair market value, and MDU Resources stockholders who receive such Knife River shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. "

Under the tax matters agreement, the Company may be required to indemnify MDU Resources against any additional taxes and related amounts resulting from the Separation (and any related costs and other damages) to the extent such amounts resulted from (a) an acquisition of all or a portion of its equity securities or assets, whether by merger or otherwise (and regardless of whether Knife River participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by Knife River or (c) any inaccuracy or breach of the Company's representations, covenants or undertakings contained in any of the Separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors. Any such indemnity obligations could be material.

U.S. federal income tax consequences may restrict the Company's ability to engage in certain desirable strategic or capital-raising transactions after the Separation.

Under current law, a separation can be rendered taxable to the parent corporation and its stockholders as a result of certain post-separation acquisitions of shares or assets of the spun-off corporation. For example, a separation may result in taxable gain to the parent corporation under Section 355(e) of the Internal Revenue Code if the Separation were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation.

To preserve the U.S. federal income tax treatment of the Separation, and in addition to the Company's indemnity obligation described below, the tax matters agreement restricts Knife River, for the two-year period following the distribution, except in specific circumstances, from:

- Entering into any transaction pursuant to which all or a portion of Knife River common stock or assets would be acquired, whether by merger or otherwise.

- Issuing equity securities beyond certain thresholds.

- Repurchasing shares of its capital stock other than in certain open-market transactions.

- Ceasing to actively conduct certain aspects of its business.

- And/or taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.

These restrictions may limit the Company's ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business.

Knife River may not achieve some or all of the expected benefits of the Separation, and the Separation may materially and adversely affect its financial position, results of operations and cash flows.

The Company may be unable to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all for a variety of reasons, including, among others, that: (a) management may be required to spend significant amounts of time and effort on post Separation activities, which may divert management's attention from operating and growing Knife River's business; (b) Knife River may be more susceptible to market fluctuations and other adverse events than if it was still a part of MDU Resources; (c) Knife River's business is less diversified than MDU Resources' business prior to the Separation; and (d) the other actions required to separate MDU Resources' and Knife River's respective businesses could disrupt its operations. If the Company fails to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, it could have a material adverse effect on its financial position, results of operations and cash flows.

Knife River or MDU Resources may fail to perform under various transaction agreements executed as part of the Separation or the Company may fail to have necessary systems and services in place when certain of the transaction agreements expire.

Prior to the Separation, Knife River and MDU Resources entered into a separation and distribution agreement and also entered into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by MDU Resources for the benefit of Knife River, or in some cases certain services provided by Knife River for the benefit of MDU Resources, for a limited period of time after the Separation. Knife River will rely on MDU Resources to satisfy its obligations under these agreements. If MDU Resources is unable to satisfy its obligations under these agreements, including its indemnification obligations, Knife River could incur operational difficulties or losses. If Knife River does not have agreements with other providers of these services once certain transaction agreements expire or terminate, Knife River may not be able to operate its business effectively, which may have a material adverse effect on its financial position, results of operations and cash flows.

The Company's inability to resolve favorably any disputes that arise between Knife River and MDU Resources with respect to their past and ongoing relationships may adversely affect the Company's operating results.

Disputes may arise between the Company and MDU Resources in a number of areas relating to the various transaction agreements, including: labor, tax, employee benefit, indemnification and other matters arising from the Company's Separation from MDU Resources; employee retention and recruiting; business combinations involving the Company; and the nature, quality and pricing of services that Knife River and MDU Resources have agreed to provide each other. The Company may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party.

Following the Separation, certain members of management, directors and stockholders hold stock in both Knife River and MDU Resources, and as a result may face actual or potential conflicts of interest.

Following the Separation, certain management and directors of each of MDU Resources and Knife River own both MDU Resources common stock and Knife River common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when Knife River's management and directors and MDU Resources' management and directors face decisions that could have different implications for Knife River and MDU Resources. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between MDU Resources and Knife River regarding the terms of the agreements governing the Separation and the relationship with MDU Resources thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement, the stockholder and

registration rights agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Knife River or MDU Resources may enter into in the future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect Knife River.

As a public company, Knife River has become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and is required to prepare its financial statements according to the rules and regulations required by the SEC. The Company's failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, Knife River establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in Knife River's business, or changes in applicable accounting rules. Knife River cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If Knife River is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of its internal control over financial reporting.

Matters affecting Knife River's internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject Knife River to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in Knife River and the reliability of its financial statements. Confidence in the reliability of Knife River's financial statements is also likely to suffer if it or its independent registered public accounting firm reports a material weakness in its internal control over financial reporting. This could have a material and adverse effect on Knife River by, for example, leading to a decline in the share price and impairing its ability to raise additional capital.

As an independent, publicly traded company, the Company may not enjoy the same benefits that it did as a segment of MDU Resources.

Historically, Knife River's business has been operated as one of MDU Resources' business segments, and MDU Resources performed substantially all the corporate functions for Knife River's operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, financial reporting, finance and tax administration, benefits administration, legal, and regulatory functions. After the Separation, MDU Resources has provided support to the Company with respect to certain of these functions on a transitional basis. The Company has needed to replicate certain facilities, systems, infrastructure and personnel to which it no longer has access after the Separation and will likely continue to incur capital and other costs associated with developing and implementing its own support functions in these areas.

As an independent, publicly traded company, the Company has become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of MDU Resources. As part of MDU Resources, Knife River was able to enjoy certain benefits from MDU Resources' operating diversity and available capital for investments. As an independent, publicly traded company, Knife River does not have similar operating diversity and does not have similar access to capital markets, which could have a material adverse effect on its financial position, results of operations and cash flows.

In connection with the Separation from MDU Resources, MDU Resources agreed to indemnify Knife River for certain liabilities and Knife River agreed to indemnify MDU Resources for certain liabilities. If Knife River is required to pay MDU Resources under these indemnities, Knife River's financial results could be negatively impacted. The MDU Resources indemnity may not be sufficient to hold Knife River harmless from the full amount of liabilities for which MDU Resources will be allocated responsibility, and MDU Resources may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with MDU Resources, MDU Resources agreed to indemnify Knife River for certain liabilities, and Knife River agreed to indemnify MDU Resources for certain liabilities, in each case for uncapped amounts. Indemnities that Knife River may be required to provide to MDU Resources are not subject to any cap, may be significant and could negatively impact Knife River's business, particularly with respect to indemnities provided in the tax matters agreement.

Third parties could also seek to hold the Company responsible for any of the liabilities that MDU Resources has agreed to retain. Any amounts Knife River is required to pay pursuant to these indemnification obligations and other liabilities could require the Company to divert cash that would otherwise have been used in furtherance of its operating business. Further, the indemnity from MDU Resources may not be sufficient to protect Knife River against the full amount of such liabilities, and MDU Resources may not be able to fully satisfy its indemnification obligations. Moreover, even if the Company ultimately succeeds in recovering from MDU Resources any amounts for which it is held liable, it may be temporarily required to bear these losses itself. Each of these risks could have a material adverse effect on Knife River's financial position, results of operations and cash flows.

Shareholder Risks

The trading market for Knife River common stock has existed only a short period following the Separation, and the market price and trading volume of its common stock may fluctuate significantly.

An active trading market for the Company's common stock was only recently initiated following the Separation. The trading price of Knife River common stock has been and may continue to be volatile and the trading volume may fluctuate and cause significant price variations to occur. For many reasons, including the other risks identified in this section, the market price of the Company's common stock may be more volatile than its market peers. These factors may result in short-term or long-term negative pressure on the value of the Company's common stock. We cannot predict the prices at which the Company's common stock may trade.

The market price of shares of Knife River common stock may fluctuate significantly due to a number of factors, some of which may be beyond the Company's control, including: actual or anticipated fluctuations in Knife River's operating results; declining operating revenues derived from Knife River's core business; the operating and stock price performance of comparable companies; changes in the regulatory and legal environment in which the Company operates; market conditions in the construction materials and contracting services market; and the domestic and global economy as a whole.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about the Company's business, Knife River's stock price and trading volume could decline.

The trading market for Knife River common stock depends in part on the research and reports that securities or industry analysts publish about Knife River or its business. If one or more of the analysts downgrades the Company's stock or publishes misleading or unfavorable research about its business, the Company's stock price would likely decline. If one or more of the analysts ceases coverage of Knife River common stock or fails to publish reports on the Company regularly, demand for Knife River common stock could decrease, which could cause Knife River common stock price or trading volume to decline.

Stockholder percentage of ownership in Knife River may be diluted in the future.

Knife River stockholders' percentage ownership in Knife River may be diluted because of equity awards that have been and will be granted to its directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. Certain Knife River employees also have stock-based awards relating to

shares of Knife River common stock after the Separation as a result of conversion of MDU Resources stock-based awards (in whole or in part) to Knife River stock-based awards.

In addition, Knife River's amended and restated certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Knife River common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Knife River common stock. Similarly, the repurchase or redemption rights or liquidation preferences the Company could assign to holders of preferred stock could affect the residual value of the common stock.

Knife River cannot guarantee the timing, declaration, amount or payment of dividends, if any, on its common stock.

The timing, declaration, amount and payment of any dividends are within the discretion of the Company's board of directors, and will depend upon many factors, including its financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of the Company's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by the Company's board of directors. Moreover, if Knife River determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

The Company's amended and restated bylaws designates the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Knife River's stockholders, which could discourage lawsuits against the Company and its directors and officers.

The Company's amended and restated bylaws provides that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Knife River, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to Knife River or its stockholders, creditors or other constituents, any action asserting a claim against Knife River or any director or officer arising pursuant to any provision of the DGCL or the Company's amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against Knife River or any director or officer governed by the internal affairs doctrine.

In addition, the Company's amended and restated bylaws further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce Knife River's federal forum provision described above. Knife River's stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of Knife River's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Knife River or its directors or officers, which may discourage such lawsuits against the Company and its directors and officers, and such provision may also make it more expensive for Knife River's stockholders to bring such claims.

Although the Company's amended and restated bylaws include the exclusive forum provision described above, it is possible that a court could rule that this provision is inapplicable or unenforceable. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Knife River may incur additional costs

associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Provisions in the Company's amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may prevent or delay an acquisition of Knife River, which could decrease the trading price of Knife River common stock.

The Company's amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with the Company's board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of the Company's board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of Knife River's outstanding common stock and Knife River.

The Company believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with its board of directors and by providing its board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Knife River immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Company's board of directors determines is not in the best interests of Knife River and its stockholders. Accordingly, in the event that the Company's board of directors determines that a potential business combination transaction is not in the best interests of Knife River and its stockholders but certain stockholders believe that such a transaction would be beneficial to Knife River and its stockholders, such stockholders may elect to sell their shares in Knife River and the trading price of Knife River common stock could decrease.

These and other provisions of the Company's amended and restated certificate of incorporation, amended and restated bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on its business, financial condition and results of operations. In addition, applicable state insurance laws and regulations could delay or impede a change of control of Knife River.

Furthermore, an acquisition or further issuance of Knife River's stock could trigger the application of Section 355(e) of the Internal Revenue Code, causing the Separation to be taxable to MDU Resources. Under the tax matters agreement, and as described in more detail above, Knife River would be required to indemnify MDU Resources for the resulting taxes and related amount, and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Overall Risk Management. The Company has implemented a cyber risk management program to help ensure that the Company's electronic information and information systems are protected from various threats and are built on and follow the Cybersecurity Maturity Model Certification for information security requirements and the protection of sensitive information. The cyber risk management program is maintained as part of the Company's overall governance, enterprise risk management program and compliance program. The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company may face increased cyber risk due to the increased use of employee-owned devices and work from home arrangements. The Company also has cyber event related insurance. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure.

These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. The Company continually assesses risks from cybersecurity threats and adapts and enhances its controls accordingly.

Risks from Cybersecurity Threats. Although risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication.

Employee Cybersecurity Training. The Company provides ongoing cybersecurity training and compliance programs to facilitate education for employees who may have access to the Company's data and critical systems. Employee phishing tests are conducted on a monthly basis.

Engage Third-parties on Risk Management. Periodic external reviews, including penetration tests and security framework assessments, are conducted by auditors, external assessors, and/or consultants to assess and ensure compliance with the Company's information security programs and practices. Internal and external auditors assess the Company's information technology general controls on an annual basis.

Oversee Third-party Risk. The Company has a third-party management risk program to help monitor and reduce risks associated with the Company's vendors, which includes processes such as completing due diligence on third party service providers before engaging with them for their services; assessing the third party's cybersecurity posture by reviewing audit reports of the third party, completing cyber questionnaires, and reviewing applicable certification; including cybersecurity contractual language in contracts to limit risk; and monitoring and reassessing third party's to ensure ongoing compliance with their cybersecurity obligations.

Other Risk Factors. See the risk factor "Technology disruptions or cyberattacks could adversely impact operations" in the section entitled "Item 1A. Risk Factors - Operations, Growth and Competitive Risks."

Governance

Board of Directors Oversight. The board, as a whole and through its committees, has responsibility for oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implement by management are adequate for identifying, assessing, and managing risk. The audit committee of the board of directors of the Company is responsible for oversight of risks from cybersecurity threats.

Management's Role Managing Risk. The vice president of support services plays a large role in informing the audit committee on cybersecurity risks. The audit committee receives presentations and reports from the vice president of support services on cybersecurity related issues which include information security, technology risks and risk mitigation programs regularly at the quarterly board meetings. In addition to scheduled meetings, the vice president of support services and audit committee maintain an ongoing dialogue regarding emerging or potential cybersecurity risks.

Cybersecurity Incident Response. The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is also tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber related developments occur. The incident response plan indicates the vice president of support services, executive leadership which includes the chief executive officer, chief financial officer, chief accounting officer, chief legal officer, corporate controller and the board of directors are to be notified of any material cybersecurity incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level.

Monitor, Manage, and Safeguard Against Cybersecurity Incidents and Risks. The Company's vice president of support services, along with the supervisor of cybersecurity, a designated security team of professionals and third-party cybersecurity experts are responsible for assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats faced by the Company. There are

processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds.

Cyber Risk Management Personnel. Through training and compliance programs, the concept that all employees are responsible for the data and critical systems they access is reinforced. The information technology department for the Company has the responsibility to implement cybersecurity controls under the overall guidance of the cybersecurity team. This cybersecurity team includes internal cybersecurity experts that have a combined 55 years of general information technology experience and 37 years of cyber specific related experience. The internal cyber team have obtained various degrees and certificates in network administration, security administration and information system management. The Company also partners with a third-party cybersecurity firm that assists the Company and many other clients in setting direction, implementing cybersecurity technology and supporting the Company's security operations center. The information technology department is led by two directors, one with over 20 years experience in information technology leadership roles at Knife River and the other with 14 years of combined experience in information technology roles at MDU Resources and Knife River. The information technology department, including the cybersecurity team, reports to the vice president of support services, who has 17 years of information technology leadership and operational leadership experience with Knife River and over 30 years of total information technology experience. The vice president of support services reports to the chief executive officer.

Cyber Risk Oversight Committee. Additionally, the Company established CyROC to provide executive management and the audit committee with analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the Company's electronic information, information technology and operation technology systems. The CyROC is responsible for guiding the Company's comprehensive cybersecurity policies. The CyROC is chaired by the Company's supervisor of cybersecurity and is comprised of members from financial and operations management, as well as technology leaders.

ITEM 2. PROPERTIES

Knife River currently maintains its principal executive office at 1150 W. Century Ave., Bismarck, North Dakota 58503. In addition to the principal office, Knife River maintains and operates physical locations in 14 states throughout the United States. Knife River's operations include 180 active aggregate sites, 102 ready-mix plants, 56 asphalt plants, eight cement terminals, five liquid-asphalt terminal sites and six petroleum recovery collection points, as discussed in the section entitled "Item 1. Business."

Aggregate sites and reserves

Knife River mines crushed stone and sand and gravel at its 180 active aggregate sites across its operating segments. The aggregates produced by Knife River are utilized in general construction and are a major component in the production of ready-mix concrete and asphalt.

Knife River's aggregate sites contain both reserves and resources. Mineral reserves are defined as an estimate of tonnage that, in the opinion of the qualified person, can be economically mined or extracted, which includes diluting materials and allowances for losses that may occur throughout the process. Mineral reserves are classified into two categories as follows:

Proven — those reserves for which the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations, such as outcrops, trenches and quarry faces. The grade and quality of those reserves are computed from the results of detailed sampling, and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable — those reserves for which quantity, grade and quality are computed partly from specific measurements and partly from projections based on reasonable geologic evidence. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reported proven and probable reserves include only quantities that are owned in fee or under lease and for which all

appropriate zoning and permitting have been obtained or are expected to be obtained through permit, contract or grandfathered status.

Mineral resources are defined as a concentration or occurrence of material of economic interest in such form, grade or quality, and quantity that has a reasonable prospect to be economically extracted. Mineral resources are classified into three categories as follows:

Measured — based on conclusive geological evidence and sampling, meaning that evidence is sufficient to test and confirm geological and grade or quality continuity. After applying modifying factors, measured resources may be converted to either proven or probable reserves.

Indicated — based on adequate geological evidence and sampling, meaning that evidence is sufficient to establish geological and grade or quality continuity with reasonable certainty. After applying modifying factors, indicated resources may be converted to probable reserves.

Inferred — based on limited geological evidence and sampling, meaning that evidence is only sufficient to establish that geological and grade or quality continuity is more likely than not. Upon further studies, inferred resources may be converted to reserves.

Aggregate reserve and resource estimates are calculated based on the best available data. Supporting data includes, but is not limited to, drill holes, geologic testing and other subsurface investigations; and surface feature investigations, such as, mine high walls, aerial photography and topography. Using available data, a final topography map is created with computer software and is used to calculate the volume variance between existing and final topographies. Volumes are then converted to tons using appropriate conversion factors. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. Knife River also considers mine plans, economic viability and production history in the aggregate reserve and resource estimates. Knife River's reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. The reserves are based on estimates of volumes that can be economically extracted and sold to meet current market and product applications.

Knife River's reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. The data used to calculate reserve and resource estimates may require revisions in the future to account for changes in customer requirements, regulatory requirements and unknown geological occurrences.

Knife River classifies the applicable quantity of a particular deposit as a reserve or resource by reviewing and analyzing, independently, each geological formation, testing results and production processes, along with other modifying factors, to determine an expected yield of recoverable tonnage an area will produce. These results may have an effect on mine plans and the selection of processing equipment. The results are reviewed by the qualified person and presented to the management team.

Management assesses the risks associated with aggregate reserve and resource estimates. These estimates may be affected by variability in the properties of the material, limits of the accuracy of the geotechnical data and operational difficulties in extraction of the computed material. Additionally, management assesses the risks associated in obtaining and maintaining the various land use, mining and environmental permits necessary for the properties to operate as mines. Annual reviews of mining reserves are conducted by the qualified individual and

include procedures such as ensuring financial assumptions related to life of mine expenses are based on the most accurate estimates available.



● States of operation
● Aggregate site (180 active sites)

Knife River has reviewed its properties and has determined it does not have any individual sites that are material. The following tables set forth details applicable to Knife River's aggregate production and aggregate sites as of December 31, 2023, by the various regions where the sites are located.

Production Area	Total Annual Aggregate Production	
	Crushed Stone	Sand & Gravel
	(Tons in thousands)	
Pacific	2,009	2,821
Northwest	5,473	3,771
Mountain	771	6,384
Central	3,089	3,821
Total	11,342	16,797

Production Area	Aggregate Sites			
	Crushed Stone		Sand & Gravel	
	Owned	Leased	Owned	Leased
Pacific	—	6	9	1
Northwest	11	12	14	12
Mountain	2	7	17	8
Central	9	2	52	24
Total	22	27	92	45

The following table sets forth details applicable to Knife River's aggregate reserves as of December 31, 2023.

Production Area	Aggregate Sites	Crushed Stone			Sand & Gravel			Total Mineral Reserves
		Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	
		(Tons in thousands)						
Pacific	14	94,737	39,064	**133,801**	27,461	—	**27,461**	**161,262**
Northwest	47	356,912	4,660	**361,572**	101,230	36,872	**138,102**	**499,674**
Mountain	32	92,820	11,582	**104,402**	87,787	34,032	**121,819**	**226,221**
Central	87	104,638	22,108	**126,746**	82,633	6,392	**89,025**	**215,771**
Total	180	649,107	77,414	**726,521**	299,111	77,296	**376,407**	**1,102,928**

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* The average selling price per ton for crushed stone and sand and gravel was $17.60 and $12.34, respectively, in 2023. The average selling price includes freight and delivery and other revenues.

** The aggregates mined are of suitable grade and quality to be used as construction materials and no further grade or quality disclosure is applicable.

The following table sets forth details applicable to Knife River's aggregate resources as of December 31, 2023.

Production Area	Aggregate Sites	Sand & Gravel			
		Measured Mineral Resources	Indicated Mineral Resources	Measured + Indicated Mineral Resources	Inferred Mineral Resources
		(Tons in thousands)			
Pacific	2	14,673	—	**14,673**	54,660
Northwest	2	18,237	11,706	**29,943**	23,033
Mountain	2	11,500	3,029	**14,529**	—
Central	—	—	—	—	—
Total	6	44,410	14,735	**59,145**	77,693

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* Pacific, Northwest and Mountain all have sites that include both reserves and resources, which are included in the aggregate sites for reserves.

Our mining properties are categorized as follows: (1) Production Stage – properties with reported proven or probable reserves where the Company is actively mining aggregates, (2) Development Stage – properties with reported proven or probable reserves where the Company is not actively mining aggregates, and (3) Exploration Stage – properties with no reported reserves.

Of Knife River's 180 active properties, 138 are in a production stage and 42 are in a development stage. Additionally, the Company has six properties in the exploration stage. As of December 31, 2023, 1.0 billion tons of estimated proven and probable reserves are located on production stage properties and 95 million tons on developmental stage properties. The Company classifies aggregates located on exploration stage properties as resources. Knife River's aggregate annual production in tons for all aggregate mining properties was 30.7 million, 32.2 million and 31.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The average selling price per ton for crushed stone and sand and gravel was $17.60 and $12.34, respectively, in 2023. Actual pricing varies by location and market. The price for each commodity was calculated by dividing 2023 revenues by tons sold. The average pricing is based on salable product, or materials that are ready for sale. Knife River believes the current sales price is reasonable and justifiable to estimate the aggregates' current fair value, while the Consolidated Balance Sheets reflect the historical costs.

Knife River conducts its mining operations across 114 owned properties, of which 109 are active sites, and another 72 leased properties, of which 71 are active sites. Its reserves are comprised of 506 million tons on properties that are owned and 596 million tons that are leased. The remaining reserve life in years was calculated by

dividing remaining reserves by the three-year average production from 2021 through 2023. Knife River estimates the useful life of its owned reserves are approximately 28 years based on the most recent three-year production average. Approximately 36 percent of the reserves under lease have lease expiration dates of more than 20 years and the weighted average years remaining on all leases containing estimated proven aggregate reserves is approximately 19 years, including options for renewal that are at Knife River's discretion. The average time necessary to produce remaining aggregate reserves from its leased sites is approximately 47 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on Knife River's experience, that leases will be renewed to allow sufficient time to fully recover these reserves. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.

Internal Controls Over Aggregate Reserves

Reserve and resource estimates are based on the analyses of available data by qualified internal mining engineers, operating personnel and third-party geologists. Senior management reviews and approves reserve and resource quantity estimates and reserve classifications, including the major assumptions used in determining the estimates, such as life, pricing, cost and volume, among other things, to ensure they are materially accurate. For aggregate reserve and resource additions, management, which includes the qualified person, performs its due diligence and reviews the study of technical, economic and operating factors, as well as applicable supplemental information, including a summary of the site's geotechnical report. Knife River maintains a database of all aggregate reserves, which is reconciled at least annually and reviewed and approved by the qualified person.

The evaluation, classification and estimation of reserves has inherent risks, including changing geotechnical, market and permitting conditions. The qualified person and management work together to assess these risks regularly and amend the reserve and resource assessments as new information becomes available.

ITEM 3. LEGAL PROCEEDINGS

SEC regulations require Knife River to disclose certain information about proceedings arising under federal, state or local environmental provisions if Knife River reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, Knife River has adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required.

For information regarding legal proceedings required by this item, see Item 8 - Note 18, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

For information regarding mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K, see Exhibit 95 to this Form 10-K, which is incorporated herein by reference.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "KNF," which began "regular-way" trading on June 1, 2023, immediately following the Separation. As of December 31, 2023, the Company's common stock was held by approximately 8,485 stockholders of record.

The Company has not paid cash dividends on its common stock and does not anticipate declaring or paying dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of the board of directors and will depend on then-existing conditions, including financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors the board of directors considers relevant.

ITEM 6.

Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's audited consolidated financial statements and related notes included elsewhere in this Annual Report. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. Certain percentages presented in this discussion and analysis are calculated from the underlying whole-dollar amounts and therefore may not recalculate from the rounded numbers used for disclosure purposes. This discussion contains forward-looking statements about the Company's business, operations and industry that involve risks and uncertainties, such as statements regarding management's plans, objectives, expectations and intentions. Future results and financial condition may differ materially from those currently anticipated as a result of the factors described under the sections entitled "Forward-Looking Statements" and "Item 1A. Risk Factors."

Overview

Knife River is a people-first construction materials and contracting services company. The Company provides construction materials and contracting services to build safe roads, bridges and airport runways, and other critical infrastructure needs, that connect people with where they want to go and with the supplies they need. Knife River also champions a positive workplace culture by focusing on safety, training, inclusion, compensation and work-life balance.

Knife River is one of the leading providers of crushed stone and sand and gravel in the United States and operates through six operating segments across 14 states: Pacific, Northwest, Mountain, North Central, South and Energy Services. These operating segments are used to determine the Company's reportable segments and are based on the Company's method of internal reporting and management of the business, as discussed in Item 8 - Note 15. The Company's reportable segments are: Pacific, Northwest, Mountain, Central and Energy Services. The geographic segments primarily provide aggregates, asphalt and ready-mix concrete, as well as related contracting services such as heavy-civil construction, asphalt paving, concrete construction, site development and grading. The Energy Services segment produces and supplies liquid asphalt and related services, primarily for use in asphalt road construction.

As an aggregates-led construction materials and contracting services provider in the United States, the Company's 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy, with approximately 37 percent of its aggregates in 2023 being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, laydown, asphalt paving, concrete construction, site development and grading services, bridges, and in some segments the

manufacturing of prestressed concrete products). Its aggregate sites and associated asphalt and ready-mix plants are primarily in strategic locations near mid-sized, high-growth markets, providing Knife River with a transportation advantage for its materials that supports competitive pricing and increased margins. Knife River provides its products and services to both public and private markets, with public markets tending to be more stable across economic cycles, which helps offset the cyclical nature of the private markets.

The Company provides various products and services and operates a variety of facility types, including aggregate quarries and mines, ready-mix concrete plants, asphalt plants and distribution facilities. The Company operates in the following states:

- Pacific: Alaska, California and Hawaii

- Northwest: Oregon and Washington

- Mountain: Idaho, Montana and Wyoming

- Central: Iowa, Minnesota, North Dakota, South Dakota and Texas

- Energy Services: California, Iowa, Nebraska, South Dakota, Texas and Wyoming

The following table presents a summary of products and services provided, as well as modes of transporting those products:

| | Products and Services | | | | | | | Modes of Transportation | | | |
	Aggregates	Asphalt	Ready-Mix Concrete	Construction Services	Precast/ Prestressed Concrete	Liquid Asphalt	Cement	Heavy Equipment	Trucking	Rail	Barge
Pacific	X	X	X	X	X		X	X	X	X	X
Northwest	X	X	X	X	X			X	X	X	X
Mountain	X	X	X	X				X	X		
Central	X	X	X	X	X			X	X	X	
Energy Services						X			X	X	

Basis of Presentation

On May 31, 2023, the Company became a stand-alone publicly traded company. Prior to the Separation, Knife River operated as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a stand-alone company. The accompanying audited consolidated financial statements and footnotes for the periods prior to the Separation were prepared on a "carve-out" basis using a legal entity approach in conformity with GAAP and were derived from the audited consolidated financial statements of MDU Resources as if the Company operated on a stand-alone basis during these periods. For additional information related to the basis of presentation, see Item 8 - Note 1.

Prior to the Separation, Knife River participated in Centennial's centralized cash management program, including its overall financing arrangements. Knife River also had related-party note agreements in place with Centennial for the financing of its capital needs, which are reflected as related-party notes payable on the Consolidated Balance Sheet as of December 31, 2022. Interest expense in the Consolidated Statements of Operations, for the periods prior to the Separation, reflects the allocation of interest on the borrowings associated with the related-party note agreements. Upon the completion of the Separation, Knife River implemented its own financing agreements with lenders. For additional information on the Company's current debt financing, see Item 8 - Note 8.

All intercompany balances and transactions between the businesses comprising Knife River have been eliminated in the accompanying audited consolidated financial statements.

In the fourth quarter of 2023, the Company completed a reorganization of its reporting structure, which resulted in changes being made to the management of its business to best align with its strategies. As a result of the reorganization, the liquid asphalt and related services portion of the Pacific segment's businesses are now reported under the Energy Services segment. In addition, the North Central and South operating regions have been aggregated into one reportable segment, Central. All periods have been recast to conform with the revised presentation.

Market Conditions and Outlook

Knife River's markets remain resilient and construction activity remains generally strong despite general and economic challenges in the United States, such as higher interest rates, inflation, transportation disruptions and supply-chain constraints. With approximately 77 percent of its contracting services revenue from public-sector projects, the Company has been able to balance the cyclical nature of its private-sector customers. While Knife River continued to experience inflationary pressures in the past year, price increases have generally outpaced the increased costs. For more information on factors that may negatively impact Knife River's business, see the section entitled "Item 1A. Risk Factors."

Backlog. Knife River's contracting services backlog was as follows as of December 31:

	2023	2022	2021
		(In millions)	
Pacific	$ 51.2	$ 72.2	$ 66.3
Northwest	196.2	210.7	108.0
Mountain	256.7	313.5	208.5
Central	158.1	222.5	228.3
Total	$ 662.2	$ 818.9	$ 611.1

Although backlog as of December 31, 2023, is lower than the prior period, expected margins are greater as the Company continues to implement EDGE and pursue higher-margin work. Of the $662.2 million of backlog at December 31, 2023, the Company expects to complete an estimated $610.8 million during 2024. Approximately 84 percent of the Company's backlog as of December 31, 2023, relates to publicly funded projects, including street and highway construction projects, which are driven primarily by public works projects for state departments of transportation. Further, there continues to be infrastructure development, as discussed later, which is expected to provide bidding opportunities in the Company's markets throughout 2024. Period-over-period increases or decreases in backlog are not indicative of future revenues, margins, net income or EBITDA. While the Company believes the current backlog of work remains firm, prolonged delays in the receipt of critical supplies and materials or continued increases to pricing, among other things, could result in customers seeking to delay or terminate existing or pending agreements and could reduce expected margins. See the section entitled "Item 1A. Risk Factors" for a list of factors that can cause revenues to be realized in periods and at levels that are different from originally projected.

Public Funding. Funding for public projects is dependent on federal and state funding, such as appropriations to the Federal Highway Administration. The American Rescue Plan Act enacted in the first quarter of 2021 provides $1.9 trillion in COVID-19 relief funding for states, schools and local governments. States are moving forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact Knife River. Additionally, the IIJA was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating $131 billion in funding across Knife River's footprint. In addition to federal funding, 12 out of the 14 states in which Knife River operates have implemented new funding mechanisms for public projects, including projects related to highways, airports and other public infrastructure. Knife River continues to monitor the implementation and impact of these legislative items.

Profitability. Knife River's management continually monitors its margins and has been proactive in applying strategies to address the inflationary impacts seen across the United States. In 2023, the Company began implementing EDGE to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth. As part of this strategy, Knife River has increased its product pricing over the past year and is

targeting higher-margin bidding opportunities. Knife River also provided company-wide training on its pricing initiatives in the fourth quarter of 2023. In addition, the Company established dedicated teams that assist with implementing cost-savings initiatives and production modifications to further enhance its gross margin.

Knife River operates in geographically diverse and competitive markets, and strives to maximize efficiencies, including transportation costs and economies of scale, to maintain strong margins. Its margins can experience negative pressure from competition, as well as impacts from the volatility in the cost of raw materials, such as diesel fuel, gasoline, natural gas, liquid asphalt, cement and steel, with fuel, liquid asphalt and cement costs often having the most significant impact on results. Many of these raw materials are subject to factors that are beyond the control of the Company, including global economic and political events and new and changing governmental regulations. The Energy Services segment is susceptible to volatility in liquid asphalt costs, which can impact both cost of sales and revenues, for which the Company cannot reliably predict future pricing. Such volatility and inflationary pressures may have an impact on the Company's margins, including fixed-price contracting services contracts that are particularly vulnerable to the volatility of energy and material prices. The Company mitigates its exposure to these fluctuations by entering into various purchase commitments, as well as by generally including terms in its contracting services agreements that provide for price adjustments related to variations in raw materials costs.

Knife River's operations can also be significantly impacted by both favorable and unfavorable weather conditions. Unseasonably wet and/or cold weather in the states where it operates can delay the start or cause an early end to the construction season or cause temporary delays on specific projects, while unseasonably dry or warm weather in the states where it operates can allow for a lengthened construction season or allow for early completions on specific projects. Either of these conditions can impact both its construction materials sales and contracting services revenues. In 2023, the Company experienced a longer construction season in the fourth quarter due to mild weather conditions across the western and northern United States. Other variables that can impact Knife River's margins include the timing of project starts or completions, and declines or delays in new and existing projects due to the cyclical nature of the construction industry. Accordingly, operating results in any particular period may not be indicative of the results that can be expected for any other period.

Workforce. As a people-first company, Knife River continually takes steps to address the challenge of recruitment and retention of employees. Knife River continues to monitor the labor markets and assess additional opportunities to enhance and support its workforce.

To help attract new workers to the construction industry and enhance the skills and safety performance of its current employees, Knife River owns and operates a state-of-the-art training facility. The Knife River Training Center offers hands-on training for construction-related careers, including heavy-equipment operators and truck drivers, in addition to safety and leadership training. One of the most popular courses is CDL training, which is helping to address some of the recent labor shortages and trends. The following table summarizes some of the classes taught at the Knife River Training Center.

As of December 31,	2023	2022
CDL Training Course:		
Classes	10	12
Students	69	85
Earned CDL	100 %	96 %
Heavy Equipment Training Courses:		
Classes	39	10
Students	211	227
Leadership Courses:		
Classes	11	8
Students	104	76

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*   Heavy equipment includes, but is not limited to, articulated truck, track type tractor, bulldozer, hydraulic excavator, snowcat, backhoe loader, off highway truck, motor grader, roller, wheel loader and skid steer loader.

Consolidated Overview

Revenue includes revenue from the sale of construction materials and contracting services. Revenue for construction materials is recognized at a point in time when delivery of the products has taken place. Contracting services revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project.

Cost of revenue includes all material, labor and overhead costs incurred in the production process for Knife River's products and services. Cost of revenue also includes depreciation, depletion and amortization attributable to the assets used in the production process.

Gross profit includes revenue less cost of revenue, as defined above, and is the difference between revenue and the cost of making a product or providing a service, before deducting selling, general and administrative expenses, income taxes, interest expense and other expenses.

Selling, general and administrative expenses include the costs for estimating, bidding and business development, as well as costs related to corporate and administrative functions. Selling expenses can vary depending on the volume of projects in process and the number of employees assigned to estimating and bidding activities. Other general and administrative expenses include outside services; information technology; depreciation and amortization; training, travel and entertainment; office supplies; allowance for expected credit losses; gains or losses on the sale of assets; and other miscellaneous expenses.

Other income (expense) includes net periodic benefit costs for the Company's benefit plan expenses, other than service costs; interest income; realized and unrealized gains and losses on investments for the Company's nonqualified benefit plans; earnings or losses on joint venture arrangements; and other miscellaneous income or expenses, including income and expenses related to the transition services agreement with MDU Resources.

Income tax expense consists of corporate income taxes related to the net income of the Company. Income taxes are presented at the corporate services level and not at the individual segments. The effective tax rate can be affected by many factors, including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations and changes to the Company's overall levels of income before income tax.

The discussion that follows focuses on the key financial measures the Company uses to evaluate the performance of its business, which include revenue, gross profit, gross margin, EBITDA and EBITDA margin. Gross margin is calculated by dividing gross profit by revenue. Gross margin reflects the percentage of revenue earned in comparison to cost. EBITDA and EBITDA margin are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

Comparison for the Years Ended December 31, 2023, 2022 and 2021.

Years ended December 31,		2023		2022		2021	2023 vs 2022 % change	2022 vs 2021 % change
				(In millions)				
Revenue	$	2,830.3	$	2,534.7	$	2,228.9	12 %	14 %
Cost of revenue		2,291.4		2,173.8		1,881.9	5 %	16 %
Gross profit		538.9		360.9		347.0	49 %	4 %
Selling, general and administrative expenses		242.5		166.6		155.9	46 %	7 %
Operating income		296.4		194.3		191.1	53 %	2 %
Interest expense		58.1		30.1		19.2	93 %	57 %
Other (expense) income		7.0		(5.4)		1.3	230 %	(515)%
Income before income taxes		245.3		158.8		173.2	54 %	(8)%
Income taxes		62.4		42.6		43.4	46 %	(2)%
Net income	$	182.9	$	116.2	$	129.8	57 %	(10)%
EBITDA*	$	422.0	$	306.7	$	293.4	38 %	5 %
Adjusted EBITDA*	$	432.4	$	313.4	$	294.7	38 %	6 %

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* EBITDA and Adjusted EBITDA are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

The following tables summarize operating results for the Company for the years ended December 31, 2023, 2022 and 2021.

		Revenues						Gross profit					Gross margin		
		2023		2022		2021		2023		2022		2021	2023	2022	2021
						(In millions)									
Pacific	$	462.2	$	418.1	$	396.8	$	77.4	$	54.5	$	63.4	16.8 %	13.0 %	16.0 %
Northwest		666.1		600.2		478.0		133.4		106.4		87.5	20.0 %	17.7 %	18.3 %
Mountain		634.0		542.0		479.6		109.1		77.5		71.2	17.2 %	14.3 %	14.8 %
Central		825.0		779.8		720.9		134.8		90.5		90.0	16.3 %	11.6 %	12.5 %
Energy Services		292.3		238.4		192.8		83.1		31.4		34.9	28.4 %	13.2 %	18.1 %
Segment totals		2,879.6		2,578.5		2,268.1		537.8		360.3		347.0	18.7 %	14.0 %	15.3 %
Corporate Services and Eliminations		(49.3)		(43.8)		(39.2)		1.1		.6		—	(2.2)%	(1.5)%	.1 %
Total	$2,830.3		$ 2,534.7		$2,228.9		$ 538.9		$ 360.9		$ 347.0		19.0 %	14.2 %	15.6 %

	Revenues			EBITDA*			EBITDA margin*		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
					(In millions)				
Pacific	$ 462.2	$ 418.1	$ 396.8	$ 56.2	$ 44.0	$ 57.9	12.2 %	10.5 %	14.6 %
Northwest	666.1	600.2	478.0	121.1	103.9	80.6	18.2 %	17.3 %	16.9 %
Mountain	634.0	542.0	479.6	103.2	72.6	65.0	16.3 %	13.4 %	13.6 %
Central	825.0	779.8	720.9	116.6	86.6	81.5	14.1 %	11.1 %	11.3 %
Energy Services	292.3	238.4	192.8	78.1	28.3	31.5	26.7 %	11.9 %	16.4 %
Segment totals	2,879.6	2,578.5	2,268.1	475.2	335.4	316.5	16.5 %	13.0 %	14.0 %
Corporate Services and Eliminations	(49.3)	(43.8)	(39.2)	(53.2)	(28.7)	(23.1)	108.0 %	65.4 %	59.2 %
Total	$2,830.3	$ 2,534.7	$2,228.9	$ 422.0	$ 306.7	$ 293.4	14.9 %	12.1 %	13.2 %

* EBITDA and EBITDA Margin are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

	Revenues			Gross profit			Gross margin		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
					(In millions)				
Aggregates	$ 547.9	$ 496.6	$ 444.0	$ 109.7	$ 69.5	$ 60.5	20.0 %	14.0 %	13.6 %
Ready-mix concrete	653.9	609.5	584.4	101.2	85.9	81.5	15.5 %	14.1 %	13.9 %
Asphalt	452.4	427.5	339.8	61.5	41.7	40.4	13.6 %	9.8 %	11.9 %
Liquid asphalt	253.2	207.5	166.1	69.7	25.4	24.5	27.5 %	12.2 %	14.7 %
Other*	249.0	199.8	178.2	47.9	38.3	39.5	19.2 %	19.2 %	22.2 %
Contracting services	1,307.3	1,187.7	1,017.5	148.9	100.1	100.6	11.4 %	8.4 %	9.9 %
Internal sales	(633.4)	(593.9)	(501.1)	—	—	—	— %	— %	— %
Total	$2,830.3	$2,534.7	$2,228.9	$ 538.9	$ 360.9	$ 347.0	19.0 %	14.2 %	15.6 %

* Other includes cement, merchandise, fabric, spreading and other products and services that individually are not considered to be a major line of business for the segment.

	2023	2022	2021
Sales (thousands):			
Aggregates (tons)	33,637	33,994	33,518
Ready-mix concrete (cubic yards)	3,837	4,015	4,267
Asphalt (tons)	6,760	7,254	7,101
Average selling price:			
Aggregates (per ton)*	$ 16.29	$ 14.61	$ 13.25
Ready-mix concrete (per cubic yard)	$ 170.42	$ 151.80	$ 136.94
Asphalt (per ton)	$ 66.92	$ 58.93	$ 47.86

* The average selling price includes freight and delivery and other revenues.

2023 Compared to 2022

Revenue

Revenue improved $295.6 million as increased pricing added $217.3 million in revenue across all regions and product lines, supported by demand, increased market pricing and EDGE-related pricing initiatives. The Company also saw increased contracting services revenue in most regions, especially in the Mountain and Northwest regions that benefited from strong demand and more available work. Higher liquid asphalt sales volumes also contributed to the increased revenue. Partially offsetting these increases were decreased asphalt, ready-mix concrete and aggregate sales volumes of $69.2 million, primarily attributable to the absence in 2023 of certain impact projects, lower internal sales volumes resulting from the strategy to target improved bid margins, project timing and the sale of non-strategic assets in southeast Texas in December 2022.

Gross Profit and Gross Margin

Gross profit improved $178.0 million while gross margin improved 480 basis points. Higher sales prices outpacing costs across its materials product lines contributed $126.0 million in gross profit, which was largely the result of increased market pricing and EDGE-related initiatives, including operating efficiencies and pricing optimization. Higher contracting services margins contributed $48.9 million to gross profit, primarily related to improved bid margins, certain impact projects and job productivity gains. Additionally, liquid asphalt margins benefited from cost improvements and higher sales volumes.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $75.9 million. As a result of the Separation, the Company experienced increased recurring costs, including payroll-related costs of $12.3 million, largely due to additional staff and stock-based compensation expense for the management team and board of directors; insurance costs of $2.8 million; and professional services of $2.6 million, which were offset in part by a reduction in general corporate expenses from MDU Resources of $7.6 million, as discussed in Item 8 - Note 1. Also, as part of the Separation, the Company incurred one-time costs of $10.0 million primarily related to professional services, insurance costs and the transition services agreement with MDU Resources. Further contributing to the higher selling, general and administrative costs were increased payroll-related costs of $27.7 million, due in part to higher incentive accruals across the segments based on the Company's performance; non-cash asset impairments of $5.8 million on aggregate sites discussed in Item 8 - Note 2; absence of a gain of $6.7 million recognized in 2022 on the sale of non-strategic assets in southeast Texas; higher office expenses of $2.6 million; increased expected credit losses of $1.5 million directly associated with an increase in receivable balances over 90 days and the absence of bad debt recoveries in 2022; and higher information technology and other costs.

Interest Expense

Interest expense increased $28.0 million due primarily to higher average interest rates. Interest rates were higher as a result of the Company settling related-party notes payable as part of the Separation and entering into new debt agreements with higher interest rates, which resulted in additional interest expense in the period of $29.5 million. Partially offsetting the increase was lower average debt balances. For additional information, see Item 8 - Notes 8 and 19.

Other Income (Expense)

Other income (expense) increased $12.4 million, due in part to improved returns on the Company's nonqualified benefit plan investments of $5.5 million; increased interest income of $5.2 million on higher cash balances and on the cash held in escrow for the $425.0 million of senior notes issued prior to the completion of the Separation; and income resulting from the transition services agreement with MDU Resources, as discussed in Item 8 - Note 19.

Income Tax Expense

Income tax expense increased $19.8 million corresponding with higher income before income taxes.

2022 Compared to 2021

Revenue

Revenue increased $305.8 million, largely driven by increased revenues across all product lines as the business benefited from higher average selling prices of nearly $250 million, largely in response to inflationary pressures. Aggregate sales volumes provided an additional $10.2 million, due mainly to recent acquisitions contributing 2.2 million tons, offset in part by lower volumes in certain segments. Asphalt sales volumes increased $7.2 million from higher demand in Minnesota and North Dakota, along with the Mountain and Pacific segments, partially offset by lower volumes in Texas due to less available paving work. Contracting revenues increased $170.2 million across most segments as a result of more available agency and commercial work, recent acquisitions in the Northwest segment contributing $27.9 million, more available paving work in the Mountain segment along with Minnesota and North Dakota and higher contract values in all segments as a result of inflationary pressures.

The business was impacted by lower ready-mix concrete sales volumes of $38.5 million across all segments, resulting from lower residential demand and fewer impact projects. The business also saw decreased volumes for other products, largely related to decreased demand for liquid asphalt.

Gross Profit and Gross Margin

Gross profit increased by $13.9 million and gross margin decreased 140 basis points. The increase in gross profit was primarily as a result of increased average selling prices to offset higher costs, largely due to inflationary pressures. The decrease in gross margin was primarily attributable to decreases for asphalt, other products and contracting services due to higher costs discussed later, including higher liquid asphalt, labor and fuel costs. Partially offsetting these decreases were increased gross margins on aggregates and ready-mix concrete as a result of higher average selling prices, as previously discussed, driven by higher operating costs across the segments, mostly the result of inflationary pressures. All lines of business were impacted by the higher costs, which include higher liquid asphalt costs of $59.3 million; higher labor costs of $32.0 million; higher fuel costs of $42.6 million; and higher cement costs of $20.7 million. In addition, contributions from recent acquisitions of $12.9 million had a positive impact on gross margin for the aggregates and contracting services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $10.7 million, largely resulting from higher payroll-related costs of $11.6 million, partially resulting from inflationary pressures; higher travel expenses of $2.3 million; higher office expenses of $1.7 million; higher professional fees of $1.7 million, partially due to increased legal and audit fees; decreased recovery of bad debt of $1.4 million; and increased safety and training costs. These increases were offset in part by higher net gains on asset sales of $7.5 million.

Interest Expense

Interest expense increased $10.9 million related to higher debt balances to fund recent acquisitions and higher working capital needs, along with higher average interest rates.

Other Income (Expense)

Other income (expense) decreased $6.7 million, primarily resulting from lower returns on the Company's nonqualified benefit plan investments.

Income Tax Expense

Income tax expense decreased $800,000 as a result of lower income before income taxes.

Business Segment Financial and Operating Data

A discussion of key financial data from Knife River's business segments follows. Knife River provides segment level information by revenue, gross profit, gross margin, EBITDA and EBITDA margin as these are measures of profitability used by management to assess operating results. EBITDA and EBITDA margin are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measure, see the section entitled "—Non-GAAP Financial Measures."

In the fourth quarter of 2023, the Company completed a reorganization of its reporting structure, which has resulted in changes being made to the management of its business to best align with its strategies. Based on how the chief operating decision maker manages the Company, the reportable segments are: Pacific, Northwest, Mountain, Central and Energy Services. The Company also has the Corporate Services segment. The Corporate Services segment provides accounting, legal, treasury, information technology, human resources and certain corporate expenses that support its operating segments. As a result of the reorganization, the liquid asphalt and related services portion of the Pacific segment's businesses are now reported under the Energy Services segment. In addition, the North Central and South operating regions have been aggregated into one reportable segment, Central. All periods have been recast to conform with the revised presentation.

Results of Operations – Pacific

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
		(In millions)			
Revenue	$ 462.2	$ 418.1	$ 396.8	11 %	5 %
Gross profit	$ 77.4	$ 54.5	$ 63.4	42 %	(14)%
Gross margin	16.8%	13.0%	16.0%		
EBITDA	$ 56.2	$ 44.0	$ 57.9	28 %	(24)%
EBITDA margin	12.2%	10.5%	14.6%		

	2023	2022	2021
		(In millions)	
Revenues:			
Aggregates	$ 104.8	$ 92.3	$ 89.9
Ready-mix concrete	142.3	127.5	123.9
Asphalt	32.2	35.7	26.3
Other*	142.7	114.2	104.8
Contracting services	126.3	129.5	127.7
Internal sales	(86.1)	(81.1)	(75.8)
	$ 462.2	$ 418.1	$ 396.8

---

* Other includes cement, precast/prestressed concrete, merchandise, and other products that individually are not considered to be a major line of business for the segment.

2023 Compared to 2022

Revenue

Revenue improved $44.1 million, across most product lines and was higher as a result of increased prices to cover rising costs and from the early stages of EDGE-related pricing implementation, as well as increased sales of higher priced products, adding $32.0 million. The segment saw strong cement product sales volumes to third-party customers in Alaska and strong aggregate sales volumes of $6.0 million, primarily from increased demand in Hawaii as the local economy continues to regain momentum for public and private work. Ready-mix concrete sales volumes

increased in northern California as a result of an acquisition in December 2022, which were offset in part by lower sales volumes in Alaska due to fewer projects over the prior year. Partially offsetting the increased revenues was the absence in 2023 of an impact project in California of $11.2 million, which affected both contracting services workloads and asphalt volumes. Northern California experienced mild weather in the fourth quarter which also contributed to a strong finish to the year.

Gross Profit and Gross Margin

Gross profit improved $22.9 million while gross margin improved 380 basis points, largely the result of increased pricing outpacing costs and strong demand, as previously discussed. The segment also experienced lower fuel and asphalt oil costs. Partially offsetting the increase was lower contracting services margins reducing gross profit by $1.9 million as a result of cost overruns on a project in California.

EBITDA and EBITDA Margin

EBITDA improved $12.2 million and EBITDA margin improved 170 basis points. These improvements are the direct result of the previously discussed gross profit, offset in part by higher selling, general and administrative expenses of $11.6 million. The increased selling, general and administrative expenses includes higher payroll-related costs of $5.9 million, due in part to higher incentive accruals based on the Company's performance; a non-cash asset impairment of $2.2 million on a leased aggregate site, as discussed in Item 8 - Note 2; higher rent expense of $700,000; increased building repairs of $500,000; and other miscellaneous expenses.

2022 Compared to 2021

Revenue

Revenue improved $21.3 million, largely from higher average selling prices for ready-mix concrete, asphalt, aggregates and cement, largely in response to inflationary pressures, contributing approximately $23.2 million. Revenues were also positively impacted from increased asphalt volumes of 9.4 percent, primarily related to a large project in Northern California. Contracting services revenues were up 1.5 percent, which provided an additional $1.9 million during the period, largely in the northern California market from a large project and increases in contract pricing, due in part to inflationary pressures. Partially offsetting these increases were decreased aggregate sales volumes of $3.4 million related to decreased demand in northern California and decreased ready-mix concrete sales volumes of $3.0 million related to decreased demand in Alaska and Hawaii.

Gross Profit and Gross Margin

Gross profit decreased $8.9 million and gross margin decreased 300 basis points. Margins decreased across most product lines and contracting services as a result of a downturn in the Hawaiian economy, a lack of large rock projects and less residential work in California. In addition, the segment experienced higher costs of $30.2 million, largely the result of inflationary pressures, including fuel, labor, material and production costs.

EBITDA and EBITDA Margin

EBITDA decreased $13.9 million and EBITDA margin decreased 410 basis points. These decreases were the result of the previously discussed lower gross profit, as well as higher selling, general and administrative costs of $5.8 million, including payroll-related costs of $3.4 million, legal costs of $1.7 million and lower bad debt recovery of $900,000.

Results of Operations – Northwest

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
		(In millions)			
Revenue	$ 666.1	$ 600.2	$ 478.0	11 %	26 %
Gross profit	$ 133.4	$ 106.4	$ 87.5	25 %	22 %
Gross margin	20.0%	17.7%	18.3%		
EBITDA	$ 121.1	$ 103.9	$ 80.6	17 %	29 %
EBITDA margin	18.2%	17.3%	16.9%		

	2023	2022	2021
		(In millions)	
Revenues:			
Aggregates	$ 189.9	$ 171.6	$ 135.2
Ready-mix concrete	163.4	158.0	152.1
Asphalt	103.3	97.3	78.9
Other*	15.8	14.8	12.8
Contracting services	300.4	262.7	187.1
Internal sales	(106.7)	(104.2)	(88.1)
	$ 666.1	$ 600.2	$ 478.0

* Other includes merchandise, transportation services and other products that individually are not considered to be a major line of business for the segment.

2023 Compared to 2022

Revenue

Revenue improved $65.9 million, largely the result of EDGE-related pricing initiatives on all product lines, which together contributed $52.0 million. In addition, higher demand for contracting services work related to Agency and railroad projects, as well as prestress data center and other projects, accounted for an increase in revenues of $37.7 million. Partially offsetting the increases were lower sales volumes across all product lines of $22.2 million, due in large part to the timing of impact projects in 2023 and decreased demand for asphalt paving and residential work.

Gross Profit and Gross Margin

Gross profit improved $27.0 million and gross margin improved 230 basis points resulting from higher sales prices outpacing costs across all product lines by $26.1 million, largely resulting from EDGE-related pricing initiatives and product mix, which was offset in part by lower volumes across all product lines, as previously discussed. Contracting services gross profit improved $8.0 million, largely due to the strong backlog of work established and the reduction of job losses as compared to the prior year, which were offset in part by startup costs related to the new prestress facility. In addition, lower fuel, asphalt oil and equipment costs had a positive impact on gross profit.

EBITDA and EBITDA Margin

EBITDA improved $17.2 million while EBITDA margin improved 90 basis points. The improvements are the result of increased gross profit, as previously discussed, offset in part by higher selling, general and administrative expenses which includes $3.9 million of higher payroll-related costs largely related to higher wages and performance-based incentives; a non-cash asset impairment of $3.6 million on an aggregate site, as discussed in Item 8 - Note 2; and $3.0 million lower asset sale gains.

2022 Compared to 2021

Revenue

Revenue increased $122.2 million, largely related to higher contracting services revenues as a result of higher demand for airport, Agency, commercial and data center projects and inflationary pressures driving up contract values, as well as the benefit from recent acquisitions of $29.0 million. Higher sales prices on all product lines, largely in response to inflationary pressures, also contributed $48.0 million. Aggregate volumes increased 18 percent during the period, largely from recent acquisitions contributing 2.2 million tons. Partially offsetting the increases were decreased ready-mix concrete volumes of $15.0 million or 9 percent, largely related to decreased demand and the absence of a large project.

Gross Profit and Gross Margin

Gross profit increased $18.9 million, primarily as a result of increased sales prices to offset higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, while gross margin decreased 60 basis points. The decrease in gross margin was primarily attributable to 36.6 percent lower realized margins on asphalt due to higher raw materials and energy-related costs from inflationary pressures and 10.3 percent lower contracting services margin due to higher equipment costs and lower margin carry-over work from recent acquisitions. Partially offsetting these decreases were increased gross margins for aggregates of 14.4 percent and ready-mix concrete of 11.9 percent as higher average selling prices offset the increased costs as a result of the previously mentioned inflationary pressures.

EBITDA and EBITDA Margin

EBITDA increased $23.3 million and EBITDA margin increased 40 basis points. The increase in EBITDA was the direct result of increased gross profit previously discussed and the offset of higher depreciation expense of $11.2 million included in gross profit. Partially offsetting this increase was higher selling, general and administrative expenses of $6.7 million resulting from increased acquisition-related costs, higher bad debt expense and higher labor-related costs, partially the result of inflationary pressures.

Results of Operations – Mountain

Years ended December 31,		2023		2022		2021	2023 vs 2022 % change	2022 vs 2021 % change
				(In millions)				
Revenue	$	634.0	$	542.0	$	479.6	17 %	13 %
Gross profit	$	109.1	$	77.5	$	71.2	41 %	9 %
Gross margin		17.2%		14.3%		14.8%		
EBITDA	$	103.2	$	72.6	$	65.0	42 %	12 %
EBITDA margin		16.3%		13.4%		13.6%		

	2023		2022		2021
		(In millions)			
Revenues:					
Aggregates	$ 100.5	$	83.3	$	72.6
Ready-mix concrete	120.5		106.7		100.4
Asphalt	112.9		93.3		69.3
Other*	—		—		.1
Contracting services	433.0		368.7		323.7
Internal sales	(132.9)		(110.0)		(86.5)
	$ 634.0	$	542.0	$	479.6

_____

*   Other includes products that individually are not considered to be a major line of business for the segment.

2023 Compared to 2022

Revenue

Revenue improved $92.0 million, 70 percent of which was derived from contracting services from strong demand for Agency, airport and commercial work throughout the region. Pricing momentum across all product lines and throughout the region contributed $40.3 million. The increased pricing was in response to rising costs, demand and growing markets, as well as the early stages of EDGE-related pricing implementation. Aggregate volumes increased in the majority of locations with Wyoming recognizing an increase due to a number of wind energy projects throughout the state and certain areas of Montana saw higher volumes due to four airport projects. Wyoming also experienced wetter weather conditions in 2023 which negatively impacted both ready-mix concrete and asphalt sales volumes, partially contributing to a $7.3 million decrease to revenue.

Gross Profit and Gross Margin

Gross profit improved $31.6 million and gross margin improved 290 basis points. The improvement was the result of higher contracting services revenues and margins contributing profit of $19.7 million due to strong markets for Agency, airport and commercial work, as well as cost savings and job efficiencies. Higher sales prices outpaced costs across all product lines by $11.9 million. In addition, lower fuel and equipment costs had a positive impact on gross profit.

EBITDA and EBITDA Margin

EBITDA improved $30.6 million and EBITDA margin improved 290 basis points which was a result of the increased gross profit previously discussed, along with higher gains on asset sales, offset by higher selling, general and administrative expenses, as a result of higher payroll-related costs of $2.4 million, including increased incentive accruals based on the Company's performance.

2022 Compared to 2021

Revenue

Revenue increased $62.4 million, primarily the result of higher contracting services revenues and higher sales prices across all product lines, largely in response to inflationary pressures, of $41.7 million. Contracting services benefited from higher demand across all markets throughout the region and higher contract pricing in response to inflationary pressures. Asphalt sales volumes increased $4.7 million or 5.4 percent mainly due to stronger demand for paving work in Montana and Wyoming, and aggregate sales volumes increased $2.0 million or 2.4 percent resulting from stronger demand in certain states. Partially offsetting these increases were decreased ready-mix concrete sales volumes of $7.4 million as a result of increased competition.

Gross Profit and Gross Margin

Gross profit increased $6.3 million, primarily as a result of increased sales prices to offset higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, while gross margin decreased 50 basis points. The decrease in gross margin was largely attributable to a 14.7 percent decrease in gross margin for contracting services due to increased materials costs and other inflationary pressures, as previously discussed. All other lines of business for this segment saw an increase in gross margin ranging from 4.0 percent to 10.0 percent, which was primarily due to increased selling prices, as previously mentioned.

EBITDA and EBITDA Margin

EBITDA increased $7.6 million and EBITDA margin decreased 20 basis points. The increase in EBITDA was directly related to the increase in gross profit, as previously mentioned. The decrease in EBITDA margin was largely the result of the decrease in gross margin previously discussed, as well as higher labor costs in selling, general and administrative expenses. The absence of a gain of $1.3 million on a property sale in Montana during 2021 also negatively impacted both EBITDA and EBITDA margin.

Results of Operations – Central

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
		(In millions)			
Revenue	$ 825.0	$ 779.8	$ 720.9	6 %	8 %
Gross profit	$ 134.8	$ 90.5	$ 90.0	49 %	1 %
Gross margin	16.3%	11.6%	12.5%		
EBITDA	$ 116.6	$ 86.6	$ 81.5	35 %	6 %
EBITDA margin	14.1%	11.1%	11.3%		

	2023	2022	2021
		(In millions)	
Revenues:			
Aggregates	$ 152.7	$ 149.4	$ 146.3
Ready-mix concrete	227.7	217.3	208.0
Asphalt	204.0	201.2	165.3
Other*	28.8	25.0	22.8
Contracting services	447.6	426.8	379.0
Internal sales	(235.8)	(239.9)	(200.5)
	$ 825.0	$ 779.8	$ 720.9

---

* Other includes merchandise and other products that individually are not considered to be a major line of business for the segment.

2023 Compared to 2022

Revenue

Revenue improved $45.2 million as a result of higher selling prices across all product lines providing $76.1 million of additional revenue, largely due to EDGE-related pricing initiatives. Contracting services saw a benefit of $20.8 million from improved bid margins and favorable weather across the regions, a large concrete and asphalt paving job in the north central region and increased paving work in Texas. Partially offsetting these increases were lower sales volumes of $33.0 million across most product lines largely as the regions continue to target improved bid margins on projects which also impacts internal sales volumes and the absence of an impact project in

South Dakota. Also, decreased ready-mix concrete and aggregates sales due to a sale of non-strategic assets in southeast Texas in December 2022 impacted revenue.

Gross Profit and Gross Margin

Gross profit improved $44.3 million while gross margin improved 470 basis points, largely due to higher sales prices across all product lines which contributed $30.0 million and higher contracting services margins of $22.5 million related to improved bid margins, impact projects and job productivity gains. Partially offsetting the improvement was the impact of decreased sales volumes.

EBITDA and EBITDA Margin

EBITDA improved $30.0 million and EBITDA margin improved 300 basis points. The increase in EBITDA was directly related to the increase in gross profit, as previously mentioned. The increase was offset in part by higher selling, general and administrative expenses of $14.6 million, largely the absence of a gain of $6.7 million recognized in 2022 on the sale of non-strategic assets in southeast Texas; additional payroll-related costs of $6.0 million, due in part to higher incentive accruals based on the Company's performance; and increased insurance costs of $1.4 million.

2022 Compared to 2021

Revenue

Revenue improved $58.9 million, primarily the result of higher selling prices across all product lines of $78.1 million in both north central and south regions, largely in response to inflationary pressures. Also, higher contracting services revenues of $48.8 million was driven largely by higher demand for asphalt paving work in the north central region, which also drove asphalt sales volumes up $5.9 million. Partially offsetting these increases were decreased aggregate and ready-mix concrete sales volumes of $23.9 million as a result of the absence of a few large commercial projects in the South Dakota market during the year and lower demand for residential work in certain markets across the north central region. Lower demand for asphalt paving work in Texas resulted in $14.3 million lower contracting services, aggregates and asphalt revenues.

Gross Profit and Gross Margin

Gross profit improved $500,000 while gross margin decreased 90 basis points primarily due to increased costs, largely due to inflationary pressures including energy-related products, raw materials, labor and equipment. Partially offsetting these decreases were increased margins for aggregates as higher selling prices more than offset the increased costs previously mentioned.

EBITDA and EBITDA Margin

EBITDA improved $5.1 million and EBITDA margin decreased 20 basis points. The increase in EBITDA was primarily due to a gain of $6.7 million recognized in 2022 on the sale of non-strategic assets in southeast Texas.

Results of Operations – Energy Services

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
		(In millions)			
Revenue	$ 292.3	$ 238.4	$ 192.8	23 %	24 %
Gross profit	$ 83.1	$ 31.4	$ 34.9	165 %	(10)%
Gross margin	28.4%	13.2%	18.1%		
EBITDA	$ 78.1	$ 28.3	$ 31.5	176 %	(10)%
EBITDA margin	26.7%	11.9%	16.4%		

	2023	2022	2021
		(In millions)	
Revenues:			
Liquid asphalt	$ 253.2	$ 207.5	$ 166.1
Other*	49.3	45.2	37.7
Internal sales	(10.2)	(14.3)	(11.0)
	$ 292.3	$ 238.4	$ 192.8

---

* Other includes transportation services, fabric, spreading and other products that individually are not considered to be a major line of business for the segment.

2023 Compared to 2022

Revenue

Revenue improved $53.9 million, largely driven by higher liquid asphalt sales volumes from additional sales opportunities across most of its primary markets, higher sales to other reportable segments and sales late in the year due to favorable weather conditions. Higher liquid asphalt sales prices also positively impacted revenue.

Gross Profit and Gross Margin

Gross profit improved $51.7 million while gross margin improved 1,520 basis points, primarily related to increased market pricing and higher sales volumes. Partially offsetting these increases were higher operating costs for scheduled tank repair and maintenance and higher payroll-related costs.

EBITDA and EBITDA Margin

EBITDA improved $49.8 million and EBITDA margin improved 1,480 basis points. This increase was directly related to the increased gross profit previously discussed, reduced slightly by higher selling, general and administrative expenses, primarily $1.4 million of payroll-related costs.

2022 Compared to 2021

Revenue

Revenue improved $45.6 million, primarily due to increased market pricing on liquid asphalt. Sales volumes for liquid asphalt declined across most markets, except California where volumes increased 55 percent.

Gross Profit and Gross Margin

Gross profit decreased $3.5 million and gross margin decreased 490 basis points due to significantly higher costs related to inflationary pressures on liquid asphalt, burner fuel and other energy-related products. Also impacting gross profit was increased tank maintenance costs.

EBITDA and EBITDA Margin

EBITDA decreased $3.2 million and EBITDA margin decreased 450 basis points as a direct result of the decreased gross profit previously discussed.

Corporate Services and Eliminations

Corporate Services includes all expenses related to the corporate functions of the Company, as well as insurance activity at the Company's captive insurer; interest expense on a majority of the Company's long-term debt; interest income; and unrealized gains and losses on investments for the Company's nonqualified benefit plans.

During 2023, Corporate Services contributed negative EBITDA of $53.2 million, or $24.5 million less EBITDA compared to the prior year. The decrease was due to higher selling, general and administrative costs of $31.8 million

directly resulting from the Separation from MDU Resources. The Company experienced increased recurring costs, including payroll-related costs of $12.3 million, largely due to additional staff and stock-based compensation expense for the management team and board of directors; professional services of $2.6 million; fees of $1.2 million, primarily related to fees on the new debt issued in conjunction with the Separation; and insurance costs of $400,000. These recurring costs were offset in part by a reduction in general corporate expenses from MDU Resources of $7.6 million, as discussed in Item 8 - Note 1. Also, as part of the Separation, the Company incurred one-time costs of $10.0 million primarily related to professional services, insurance costs and the transition services agreement with MDU Resources. Further contributing to higher selling, general and administrative costs were increased payroll-related costs due to higher incentive accruals based on the Company's performance. Partially offsetting these increased costs were improved returns on the Company's nonqualified benefit plan investments of $5.5 million.

During 2022, Corporate Services contributed negative EBITDA of $28.7 million, or $5.6 million less EBITDA than the prior year. The decrease was due primarily to lower returns on the Company's nonqualified benefit plan investments of $6.1 million.

Liquidity and Capital Resources

At December 31, 2023, Knife River had unrestricted cash and cash equivalents of $219.3 million and working capital of $566.3 million. Working capital is calculated as current assets less current liabilities. Following the Separation, Knife River's cash management, capital structure and liquidity sources have changed significantly. Knife River implemented its own centralized cash management model and intends to use cash on hand and third-party credit facilities to fund day-to-day operations. The Company believes it has sufficient liquid assets, cash flows from operations and borrowing capacity to meet its financial commitments, debt obligations and anticipated capital expenditures for at least the next 12 months.

Given the seasonality of its business, the Company typically experiences significant fluctuations in working capital needs and balances throughout the year. Working capital requirements generally increase in the first half of the year as the Company builds up inventory and focuses on preparing equipment and facilities and other start-up costs for its construction season. Working capital levels then typically decrease as the construction season winds down and the Company collects on receivables.

Knife River's ability to fund its cash needs will depend on the ongoing ability to generate cash from operations and obtain debt financing with competitive rates. Knife River relies on access to capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations, particularly in the first half of the year due to the seasonal nature of the industry. Knife River's principal uses of cash in the future will be to fund its operations, working capital needs, capital expenditures, repayment of debt and strategic business development transactions.

On April 25, 2023, Knife River issued $425.0 million of 7.75 percent senior notes due May 1, 2031, pursuant to an indenture. On May 31, 2023, Knife River entered into a senior secured credit agreement consisting of a $275.0 million term loan and a $350.0 million revolving credit facility, each with a SOFR-based interest rate and a maturity date of May 31, 2028. At December 31, 2023, the Company had $697.0 million of gross debt and $329.0 million of available capacity under its revolving credit facility, net of outstanding letters of credit. In order to borrow under the debt instruments, the Company must be in compliance with the applicable covenants and certain other conditions, all of which the Company, as applicable, was in compliance at December 31, 2023. In the event the Company does not comply with the applicable covenants and other conditions, it would be in default on its agreements and alternative sources of funding may need to be pursued and there can be no assurance that, if needed, the Company will be able to secure additional debt or equity financing on terms acceptable to the Company or at all. For additional information on the Company's debt, see Item 8 - Note 8.

Off-Balance Sheet Arrangements

As of December 31, 2023, the Company had aggregate outstanding letters of credit issued under its revolving credit facility in the amount of $21.0 million. Other than these letters of credit further discussed in Item 8 - Note 18, the Company does not currently have any off-balance sheet arrangements that have, or are reasonably likely to have, a material impact on current or future financial conditions, results of operations or cash flows.

Capital Expenditures

Knife River's capital expenditures for the year ended December 31, 2023, was $124.3 million compared to $182.0 million, including $6 million on an acquisition, for the year ended December 31, 2022. These expenditures relate primarily to routine replacement and maintenance of vehicles and equipment; building improvements; aggregate reserves; and storage facility updates. The 2023 and 2022 capital expenditures were funded by internally generated funds and borrowings under credit facilities.

The Company expects to spend between $170 million and $180 million on capital expenditures in 2024 consisting of both maintenance and growth projects and excludes acquisitions. The Company continues to evaluate the potential for future acquisitions and other growth opportunities that would be incremental to the outlined capital program; however, these opportunities are dependent upon economic conditions. It is anticipated that all of the funds required for capital expenditures for 2024 will be funded by various sources, including internally generated funds and credit facilities.

Cash Flows

Years ended December 31,	2023	2022	2021
	(In millions)		
Net cash provided by (used in)			
Operating activities	$ 335.7	$ 207.5	$ 181.2
Investing activities	(117.9)	(155.9)	(398.3)
Financing activities	34.4	(55.3)	223.8
Increase (decrease) in cash, cash equivalents and restricted cash	252.2	(3.7)	6.7
Cash, cash equivalents and restricted cash – beginning of year	10.1	13.8	7.1
Cash, cash equivalents and restricted cash – end of year	$ 262.3	$ 10.1	$ 13.8

Operating activities

Years ended December 31,	2023	2022	2021
	(In millions)		
Net income	$ 182.9	$ 116.2	$ 129.8
Adjustments to reconcile net income to net cash provided by operating activities	128.8	112.4	128.6
Changes in current assets and current liabilities, net of acquisitions:			
Receivables	(54.8)	(32.5)	15.3
Due from related-party	16.1	(8.0)	2.9
Inventories	3.7	(31.0)	(42.4)
Other current assets	(19.6)	—	(4.6)
Accounts payable	33.1	17.5	(13.9)
Due to related-party	(7.3)	3.6	(1.0)
Other current liabilities	49.0	21.4	(21.0)
Pension and postretirement benefit plan contributions	(1.8)	(.4)	(.4)
Other noncurrent changes	5.6	8.3	(12.1)
Net cash provided by operating activities	$ 335.7	$ 207.5	$ 181.2

Cash provided by operating activities for the year ended December 31, 2023, increased $128.2 million, largely related to increased earnings in 2023 and lower working capital needs. Cash provided by working capital components totaled $20.2 million in 2023, compared to $29.0 million in 2022. This decreased usage of cash was driven largely by lower payments on operating expenses at the end of the period and decreased liquid asphalt inventory balances, partially offset by increased accounts receivable balances at the end of the year associated with

higher revenues during 2023. In addition, the timing of insurance costs associated with the captive insurer had a positive impact on cash.

Cash provided by operating activities totaled $207.5 million in 2022, compared to $181.2 million in 2021. The increased cash provided by operating activities was largely the result of lower working capital needs. Cash used by working capital components totaled $29.0 million in 2022, compared to $64.6 million in 2021. This decreased usage of cash was driven largely by the timing of certain income tax payments during 2021 and the result of higher bonus depreciation related to 2021 acquisitions. Also positively impacting working capital was higher liquid asphalt inventory balances due to higher material costs and higher deferred revenues. Partially offsetting these increases were higher receivables balances, directly resulting from the increased revenues during 2022.

Investing activities

Years ended December 31,	2023	2022	2021
	(In millions)		
Capital expenditures	$ (124.3)	$ (178.2)	$ (174.2)
Acquisitions, net of cash acquired	—	1.7	(235.2)
Net proceeds from sale or disposition of property and other	8.3	22.9	12.0
Investments	(1.9)	(2.3)	(.9)
Net cash used in investing activities	$ (117.9)	$ (155.9)	$ (398.3)

The decrease in cash used in investing activities from 2023 to 2022 was primarily due to a reduction in capital expenditures for the prestress facility in Washington that was completed during the third quarter of 2023, offset in part by decreased proceeds from asset sales as a result of the sale of non-strategic assets in southeast Texas in December 2022.

The decrease in cash used in investing activities from 2022 to 2021 was primarily the result of decreased cash used in acquisition activity. Also contributing to the decrease was increased proceeds from asset sales.

Financing activities

Years ended December 31,	2023	2022	2021
	(In millions)		
Issuance of current related-party notes, net	$ —	$ 208.0	$ —
Issuance (repayment) of long-term related-party notes, net	205.3	(207.0)	282.0
Issuance of long-term debt	700.0	—	—
Repayment of long-term debt	(3.6)	(.3)	(.2)
Debt issuance costs	(16.7)	(.8)	—
Net transfers to Centennial	(850.6)	(55.2)	(58.0)
Net cash provided by (used in) financing activities	$ 34.4	$ (55.3)	$ 223.8

The increase in cash flows provided by financing activities from 2023 to 2022 was largely related to the changes in debt as a result of the Separation, which included the issuance of senior notes, term loans and a revolving credit facility, and a transfer of the majority of the proceeds to Centennial. For further information, see Item 8 - Note 8.

The increase in cash flows used in financing activities from 2022 to 2021 was largely the result of decreased issuance of related-party notes as a result of lower working capital needs, as previously discussed.

Material Cash Requirements

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 8, 9 and 18. At December 31, 2023, the Company's material cash requirements under these obligations were as follows:

	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total	
					(In millions)					
Long-term debt maturities*	$	7.1	$	24.3	$	240.6	$	425.0	$	697.0
Estimated interest payments**		52.7		103.3		89.9		82.3		328.2
Operating leases		14.1		17.5		8.3		13.3		53.2
Purchase commitments		59.2		55.1		3.6		8.2		126.1
	$	133.1	$	200.2	$	342.4	$	528.8	$	1,204.5

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*   Unamortized debt issuance costs are excluded from the table.
**   Represents the estimated interest payments using the Company's long-term debt outstanding at December 31, 2023, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2023, the current portion of asset retirement obligations was $6.9 million and was included in other accrued liabilities on the Consolidated Balance Sheets.

Material long-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2023, the Company had total liabilities of $41.8 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 10.

Defined Benefit Pension Plans

The Company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed income securities. Various assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2023, the Company assumed a discount rate of 4.83 percent and long-term rate of return on its qualified defined pension plan assets of 6.50 percent. Decreased discount rates for 2023 compared to 2022 resulted in actuarial losses, offset in part by higher than expected asset sale gains. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2024. The funded status of the plans did not change significantly with the increase in assets because the liabilities increased as well due to the decrease in the discount rate. The Company's benefit obligations for the pension plans also saw a decline in value due to lower discount rates at the end of 2023.

At December 31, 2023, the pension plans' accumulated benefit obligations exceeded these plans' assets by approximately $3.2 million. Pretax pension expense (income) reflected in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021, was $343,000, $10,000 and $(4,000), respectively. The Company's pension expense is currently projected to be approximately $289,000 in 2024. The Company expects to contribute approximately $912,000 in pension plan contributions in 2024, largely resulting from the Company exhausting its prefunding credits. During 2023, the Company contributed $1.2 million to its pension plans. There were no minimum required contributions for the years ended December 31, 2022 or 2021. For more information on the Company's pension plans, see Item 8 - Note 17.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

Knife River has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made, and changes in the estimates could have a material impact on Knife River's financial position or results of operations. Knife River's critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies discussed in Item. 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, Knife River's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires Knife River to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the audited consolidated financial statements depends on, among other things, management's estimates of total costs to complete projects because Knife River uses the cost-to-cost measure of progress on contracting services contracts for revenue recognition.

To determine the proper revenue recognition method for contracts, Knife River evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. For most contracts, the customer contracts with Knife River to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, Knife River's contracts are generally accounted for as one performance obligation.

Knife River recognizes contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as Knife River incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on Knife River's results of operations, financial position and cash flows. For the years ended December 31, 2023, 2022 and 2021, Knife River's total contracting services revenue was $1.3 billion, $1.2 billion and $1.0 billion, respectively.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, workforce safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually

monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

Contracts are often modified to account for changes in contract specifications and requirements. Knife River considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Knife River's contracts for contracting services generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. Knife River estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration Knife River expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period, using estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Knife River only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, Knife River considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. Knife River updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

Knife River believes its estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. Knife River has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that Knife River's estimates have changed in the past and will continually change in the future as new information becomes available for each job.

Goodwill

Knife River performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which Knife River's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

Knife River has determined that the reporting units for its goodwill impairment test are its operating segments as they constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, Knife River must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded. At October 31, 2023, the fair value of each of Knife River's reporting units substantially exceeded the carrying value.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates, which include assumptions about Knife River's future revenue, profitability and cash flows, long-term growth rates,

amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. Knife River believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.

Knife River uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of the weighted average cost of capital for the Company.

Under the market approach, Knife River estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies as well as comparable market transaction multiples to EBITDA for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, Knife River adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants.

Knife River uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with Knife River's strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates used in the five-year forecast are developed by management based on industry data, management's knowledge of the industry and management's strategic plans. The long-term growth rate used was 3 percent in 2023, 2022 and 2021.

Long-Lived Assets Excluding Goodwill

Long-lived assets, which include aggregate reserves and related assets, represent 50 percent of Knife River's total assets as of December 31, 2023. Knife River reviews the carrying values of its long-lived assets when events or changes in circumstances indicate that such carrying values may not be recoverable.

Knife River tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market.

When indications of or triggers for impairment are noted, impairment testing is completed. The impairment testing requires the use of significant estimates, judgements and uncertainties by management, which may vary from actual results. Estimates and judgements may include, among other things, whether triggering events have occurred, estimates of future cash flows, the asset's useful life, disposal activity obligations, growth and production.

The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

During the year ended December 31, 2023, the Company performed impairment testing on assets where triggering events were identified due to recent operating results or changes in plans with the asset groups. The undiscounted cash flows on an asset group with a net asset book value of $65 million indicated it was recoverable and not impaired. However, the Company did recognize non-cash asset impairments of $5.8 million as a result of certain other aggregate sites no longer being economically feasible to mine and having no remaining value. No impairment losses were recorded in 2022 or 2021. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Non-GAAP Financial Measures

This Annual Report includes financial information prepared in accordance with GAAP, as well as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flows financial measures. Those measures, including those measures by segment, as applicable, are considered non-GAAP financial measures. EBITDA and Adjusted EBITDA are most directly comparable to the corresponding GAAP measure of net income and gross profit. EBITDA margin and Adjusted EBITDA margin are most directly comparable to the corresponding GAAP measures of net income margin and gross margin, and Free Cash Flows is most directly comparable to the corresponding GAAP measure of net cash provided by (used in) operating activities. Knife River believes these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company's operating performance by excluding stock-based compensation and unrealized gains and losses on benefit plan investments as they are considered non-cash and not part of the Company's core operations. The Company also excludes the one-time, non-recurring costs associated with the Separation as those are not expected to continue. Rating agencies and investors also use EBITDA and Adjusted EBITDA to calculate Knife River's leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important financial metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. Management believes EBITDA and EBITDA margin, including those measures by segment, are useful performance measures because they provide clarity as to the operational results of the Company. Knife River's management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating employee incentive compensation, and leverage as a multiple of Adjusted EBITDA to determine the appropriate method of funding operations of the Company. Knife River's management believes Free Cash Flows is a useful liquidity measure because it allows the Company to easily determine additional cash available for strategic opportunities.

EBITDA is calculated by adding back income taxes, interest expense (net of interest income) and depreciation, depletion and amortization expense to net income. EBITDA margin is calculated by dividing EBITDA by revenues. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation and one-time Separation costs to EBITDA. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues. Free Cash Flows are calculated by subtracting capital expenditures plus proceeds from asset sales to cash flows provided by (used in) operating activities. These non-GAAP financial measures are calculated the same for both the segment and consolidated metrics and should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income, net income margin and net cash provided by (used in) operating activities and are intended to be helpful supplemental financial measures for investors' understanding of Knife River's operating performance. Knife River's non-GAAP financial measures, are not standardized; therefore, it may not be possible to compare these financial measures with other companies' EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flows measures having the same or similar names.

The following information reconciles segment and consolidated net income to EBITDA and EBITDA to Adjusted EBITDA and provides the calculation of EBITDA margin and Adjusted EBITDA margin. Interest expense, net, is net of interest income that is included in other income (expense) on the Consolidated Statements of Operations.

Year ended December 31, 2023	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services and Eliminations	Consolidated
				(In millions)			
Net income (loss)	$ 34.9	$ 83.1	$ 78.3	$ 82.9	$ 73.1	$ (169.4)	$ 182.9
Depreciation, depletion and amortization	21.3	38.0	24.7	33.7	5.0	1.1	123.8
Interest expense, net	—	—	.2	—	—	52.7	52.9
Income taxes	—	—	—	—	—	62.4	62.4
EBITDA	$ 56.2	$ 121.1	$ 103.2	$ 116.6	$ 78.1	$ (53.2)	$ 422.0
Unrealized (gains) losses on benefit plan investments						(2.7)	(2.7)
Stock-based compensation expense						3.1	3.1
One-time separation costs						10.0	10.0
Adjusted EBITDA						$ (42.8)	$ 432.4
Revenue	$ 462.2	$ 666.1	$ 634.0	$ 825.0	$ 292.3	$ (49.3)	$ 2,830.3
Net income margin	7.6%	12.5%	12.3%	10.0%	25.0%	343.8%	6.5%
EBITDA margin	12.2%	18.2%	16.3%	14.1%	26.7%	108.0%	14.9%
Adjusted EBITDA margin						86.9%	15.3%

Year ended December 31, 2022	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services and Eliminations	Consolidated
				(In millions)			
Net income (loss)	$ 23.4	$ 68.8	$ 49.8	$ 52.8	$ 23.6	$ (102.2)	$ 116.2
Depreciation, depletion and amortization	20.6	35.1	22.6	33.8	4.7	1.0	117.8
Interest expense, net	—	—	.2	—	—	29.9	30.1
Income taxes	—	—	—	—	—	42.6	42.6
EBITDA	$ 44.0	$ 103.9	$ 72.6	$ 86.6	$ 28.3	$ (28.7)	$ 306.7
Unrealized (gains) losses on benefit plan investments						4.0	4.0
Stock-based compensation expense						2.7	2.7
Adjusted EBITDA						$ (22.0)	$ 313.4
Revenue	$ 418.1	$ 600.2	$ 542.0	$ 779.8	$ 238.4	$ (43.8)	$ 2,534.7
Net income margin	5.6%	11.5%	9.2%	6.8%	9.9%	233.0%	4.6%
EBITDA margin	10.5%	17.3%	13.4%	11.1%	11.9%	65.4%	12.1%
Adjusted EBITDA margin						50.2%	12.4%

Year ended December 31, 2021	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services and Eliminations	Consolidated
				(In millions)			
Net income (loss)	$ 38.2	$ 56.8	$ 45.8	$ 48.0	$ 26.9	$ (85.9)	$ 129.8
Depreciation, depletion and amortization	19.7	23.8	19.1	33.4	4.6	.4	101.0
Interest expense, net	—	—	.1	.1	—	19.0	19.2
Income taxes	—	—	—	—	—	43.4	43.4
EBITDA	$ 57.9	$ 80.6	$ 65.0	$ 81.5	$ 31.5	$ (23.1)	$ 293.4
Unrealized (gains) losses on benefit plan investments						(2.3)	(2.3)
Stock-based compensation expense						3.6	3.6
Adjusted EBITDA						$ (21.8)	$ 294.7
Revenue	$ 396.8	$ 478.0	$ 479.6	$ 720.9	$ 192.8	$ (39.2)	$ 2,228.9
Net income margin	9.6%	11.9%	9.5%	6.7%	14.0%	219.5%	5.8%
EBITDA margin	14.6%	16.9%	13.6%	11.3%	16.4%	59.2%	13.2%
Adjusted EBITDA margin						55.8 %	13.2 %

The following information reconciles cash flows provided by operating activities to Free Cash Flows.

	2023	2022	2021
		(In millions)	
Net cash provided by operating activities	$ 335.7	$ 207.5	$ 181.2
Capital expenditures	(124.3)	(178.2)	(174.2)
Net proceeds from sale or disposition of property and other	8.3	22.9	12.0
Free Cash Flows	$ 219.7	$ 52.2	$ 19.0

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. The Company has policies and procedures to assist in controlling these market risks and from time to time has utilized derivatives to manage a portion of its risk.

Interest rate risk

As of December 31, 2023, the Company had $271.6 million in term loans outstanding which bear interest at a variable rate. As of December 31, 2023, the rate in effect was 7.24 percent, therefore, a hypothetical increase of 1.00 percent to the interest rate at December 31, 2023 would have increased the all-in rate to 8.24 percent, the effect of which would increase the Company's interest expense by $2.7 million over the next 12 months based on the balances outstanding for these borrowings as of December 31, 2023.

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures, including acquisitions, and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by attempting to take advantage of favorable market conditions when timing the placement of long-term financing. Prior to the Separation, Centennial would from time to time utilize interest rate swap agreements to manage a portion of the Company's interest rate risk. The Company may take advantage of such agreements in the future to minimize such risk. For additional information on the

Company's long-term debt, see Item 8 - Notes 7 and 8. At December 31, 2023 and 2022, the Company had no outstanding interest rate hedges.

Commodity price risk

Knife River is subject to commodity price risk with respect to price changes in diesel fuel, liquid asphalt and cement. While the Company uses price increases, escalation clauses in construction services contracts, fuel surcharges and purchase commitments to mitigate the impacts of higher costs, these measures may not be sufficient to offset these increased costs. For the year ended December 31, 2023, the Company's costs associated with diesel fuel, liquid asphalt and cement were $432.1 million. Accordingly, a hypothetical 10 percent increase or decrease would have increased or decreased, respectively, the Company's operating results over the next 12 months by $43.2 million based on the costs associated with diesel fuel, liquid asphalt and cement for the year ended December 31, 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Knife River Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Knife River Corporation and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Contracts with Customers—Contracting Services Revenue—Refer to Notes 1, 2 3 and 4 to the financial statements

Critical Audit Matter Description

The Company recognizes contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as Knife River incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress

toward completion of the contract, contract revenues, contract costs. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for the performance obligation. For the year ended December 31, 2023, the Company recognized $1.3 billion of contracting services revenue.

Given the judgments necessary to estimate total costs and profit for the performance obligations used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for the performance obligations used to recognize revenue for contracts included the following, among others:

- We tested the operating effectiveness of management's controls over contracting services revenue, including controls over management's estimation of total costs and profit for the performance obligations.

- We developed an expectation of the amount of contracting services revenue for certain performance obligations based on prior year markups, and taking into account current year events, applied to the contracting services contract costs in the current year and compared our expectation to the amount of contracting services revenue recorded by management.

- We selected a sample of contracting services contracts and performed the following:

  – Evaluated whether the contracts were properly included in management's calculation of contracting services revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

  – Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  – Tested management's identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.

  – Tested the accuracy and completeness of the costs incurred to date for the performance obligation.

  – Evaluated the estimates of total cost and profit for the performance obligation by:

    ◦ Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management's estimated costs at completion.

    ◦ Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.

    ◦ Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

  – Tested the mathematical accuracy of management's calculation of contracting services revenue for the performance obligation.

- We evaluated management's ability to estimate total costs and profits accurately by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 27, 2024

We have served as the Company's auditor since 2002.

Consolidated Statements of Operations

Years ended December 31,		2023		2022		2021
		(In thousands, except per share amounts)				
Revenue:						
Construction materials	$	1,523,040	$	1,347,008	$	1,211,459
Contracting services		1,307,310		1,187,721		1,017,471
Total revenue		2,830,350		2,534,729		2,228,930
Cost of revenue:						
Construction materials		1,133,042		1,086,193		965,028
Contracting services		1,158,373		1,087,642		916,953
Total cost of revenue		2,291,415		2,173,835		1,881,981
Gross profit		538,935		360,894		346,949
Selling, general and administrative expenses		242,538		166,599		155,872
Operating income		296,397		194,295		191,077
Interest expense		58,096		30,121		19,218
Other (expense) income		7,007		(5,353)		1,355
Income before income taxes		245,308		158,821		173,214
Income taxes		62,436		42,601		43,459
Net income	$	182,872	$	116,220	$	129,755
Net income per share:						
Basic	$	3.23	$	2.05	$	2.29
Diluted	$	3.23	$	2.05	$	2.29
Weighted average common shares outstanding:						
Basic		56,568		56,566		56,566
Diluted		56,668		56,566		56,566

Consolidated Statements of Comprehensive Income

Years ended December 31,		2023		2022		2021
		(In thousands)				
Net income	$	**182,872**	$	116,220	$	129,755
Other comprehensive income:						
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $28, $107 and $107 in 2023, 2022 and 2021, respectively		**90**		328		332
Pension and postretirement liability adjustment:						
Pension and postretirement liability gains arising during the period, net of tax of $252, $3,586 and $1,011 in 2023, 2022 and 2021, respectively		**751**		10,935		3,041
Amortization of pension and postretirement liability losses included in net periodic benefit cost, net of tax of $64, $292 and $363 in 2023, 2022 and 2021, respectively		**192**		875		1,090
Pension and postretirement liability adjustment		**943**		11,810		4,131
Other comprehensive income		**1,033**		12,138		4,463
Comprehensive income attributable to common stockholders	$	**183,905**	$	128,358	$	134,218

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31,	2023	2022
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	$ **262,320**	$ 10,090
Receivables, net	**266,785**	210,157
Costs and estimated earnings in excess of billings on uncompleted contracts	**27,293**	31,145
Due from related-party	**—**	16,050
Inventories	**319,623**	323,277
Prepayments and other current assets	**37,522**	17,848
Total current assets	**913,543**	608,567
Noncurrent assets:		
Net property, plant and equipment	**1,315,047**	1,315,213
Goodwill	**274,478**	274,540
Other intangible assets, net	**10,821**	13,430
Operating lease right-of-use assets	**44,706**	45,873
Investments and other	**41,218**	36,696
Total noncurrent assets	**1,686,270**	1,685,752
Total assets	$ **2,599,813**	$ 2,294,319
Liabilities and Stockholders' Equity		
Current liabilities:		
Long-term debt - current portion	$ **7,082**	$ 211
Related-party notes payable - current portion	**—**	238,000
Accounts payable	**107,656**	87,370
Billings in excess of costs and estimated earnings on uncompleted contracts	**51,376**	39,843
Accrued compensation	**48,098**	29,192
Due to related-party	**—**	20,286
Current operating lease liabilities	**12,948**	13,210
Other accrued liabilities	**120,111**	88,778
Total current liabilities	**347,271**	516,890
Noncurrent liabilities:		
Long-term debt	**674,577**	427
Related-party notes payable	**—**	446,449
Deferred income taxes	**174,542**	175,804
Noncurrent operating lease liabilities	**31,758**	32,663
Other	**105,653**	93,497
Total liabilities	**1,333,801**	1,265,730
Commitments and contingencies		
Stockholders' equity:		
Common stock, 300,000,000 shares authorized, $0.01 par value, 57,009,542 shares issued and 56,578,406 shares outstanding at December 31, 2023; 80,000 shares authorized, issued and outstanding, $10 par value, at December 31, 2022	**570**	800
Other paid-in capital	**614,513**	549,106
Retained earnings	**665,874**	494,661
MDU Resources common stock held by subsidiary at cost - 538,921 shares	**—**	(3,626)
Treasury stock held at cost - 431,136 shares	**(3,626)**	—
Accumulated other comprehensive loss	**(11,319)**	(12,352)
Total stockholders' equity	**1,266,012**	1,028,589
Total liabilities and stockholders' equity	$ **2,599,813**	$ 2,294,319

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended December 31, 2023, 2022 and 2021	Common Stock		Other Paid-In Capital	Retained Earnings	MDU Resources' Stock Held by Subsidiary		Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount	Shares	Amount		
				(In thousands, except shares)						
Balance at December 31, 2020	80,000	$ 800	$550,262	$359,761	(538,921)	$(3,626)	—	$ —	$ (28,953)	$ 878,244
Net income	—	—	—	129,755	—	—	—	—	—	129,755
Other comprehensive income	—	—	—	—	—	—	—	—	4,463	4,463
Net transfers to Centennial	—	—	(548)	(59,070)	—	—	—	—	—	(59,618)
Balance at December 31, 2021	80,000	$ 800	$549,714	$430,446	(538,921)	$(3,626)	—	$ —	$ (24,490)	$ 952,844
Net income	—	—	—	116,220	—	—	—	—	—	116,220
Other comprehensive income	—	—	—	—	—	—	—	—	12,138	12,138
Net transfers to Centennial	—	—	(608)	(52,005)	—	—	—	—	—	(52,613)
Balance at December 31, 2022	80,000	$ 800	$549,106	$494,661	(538,921)	$(3,626)	—	$ —	$ (12,352)	$1,028,589
Net income	—	—	—	182,872	—	—	—	—	—	182,872
Other comprehensive income	—	—	—	—	—	—	—	—	1,033	1,033
Stock-based compensation	—	—	2,888	(37)	—	—	—	—	—	2,851
Issuance of common stock to directors for services	12,192	—	702	—	—	—	—	—	—	702
Retirement of historical common stock in connection with the Separation	(80,000)	(800)	800	—	—	—	—	—	—	—
Issuance of common stock in connection with the Separation	56,997,350	570	(570)	—	—	—	—	—	—	—
Transfer of MDU Resources stock held by subsidiary	—	—	—	—	538,921	3,626	—	—	—	3,626
Receipt of treasury stock at historical cost	—	—	—	—	—	—	(431,136)	(3,626)	—	(3,626)
Net transfers from Centennial and MDU Resources including Separation adjustments	—	—	62,972	—	—	—	—	—	—	62,972
Net transfers to Centennial pre-Separation	—	—	(1,385)	(11,622)	—	—	—	—	—	(13,007)
Balance at December 31, 2023	57,009,542	$ 570	$614,513	$665,874	—	$ —	(431,136)	$(3,626)	$ (11,319)	$1,266,012

Consolidated Statements of Cash Flows

Years ended December 31,	2023	2022	2021
	(In thousands)		
Operating activities:			
Net income	$ 182,872	$ 116,220	$ 129,755
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	123,805	117,798	100,974
Deferred income taxes	(1,606)	2,078	32,858
Provision for credit losses	2,001	538	48
Amortization of debt issuance costs	3,115	483	402
Employee stock-based compensation costs	2,888	1,272	1,852
Pension and postretirement benefit plan net periodic benefit cost	1,182	1,306	1,092
Unrealized (gains) losses on investments	(2,202)	2,525	(1,632)
Gains on sale of assets	(27)	(14,092)	(6,638)
Equity in (loss) earnings of unconsolidated affiliates	(286)	438	(373)
Changes in current assets and liabilities, net of acquisitions:			
Receivables	(54,817)	(32,506)	15,357
Due from related-party	16,050	(8,004)	2,889
Inventories	3,654	(31,033)	(42,441)
Other current assets	(19,556)	44	(4,574)
Accounts payable	33,092	17,489	(13,899)
Due to related-party	(7,310)	3,578	(957)
Other current liabilities	48,977	21,417	(21,011)
Pension and postretirement benefit plan contributions	(1,756)	(426)	(392)
Other noncurrent changes	5,650	8,319	(12,070)
Net cash provided by operating activities	335,726	207,444	181,240
Investing activities:			
Capital expenditures	(124,283)	(178,162)	(174,229)
Acquisitions, net of cash acquired	—	1,745	(235,218)
Net proceeds from sale or disposition of property and other	8,284	22,878	12,017
Investments	(1,890)	(2,339)	(837)
Net cash used in investing activities	(117,889)	(155,878)	(398,267)
Financing activities:			
Issuance of current related-party notes	—	208,000	—
Issuance (repayment) of long-term related-party notes, net	205,275	(207,007)	281,983
Issuance of long-term debt	700,000	—	—
Repayment of long-term debt	(3,653)	(298)	(221)
Debt issuance costs	(16,640)	(807)	—
Net transfers to Centennial	(850,589)	(55,212)	(57,959)
Net cash provided by (used in) financing activities	34,393	(55,324)	223,803
Increase (decrease) in cash, cash equivalents and restricted cash	252,230	(3,758)	6,776
Cash, cash equivalents and restricted cash - beginning of year	10,090	13,848	7,072
Cash, cash equivalents and restricted cash - end of year	$ 262,320	$ 10,090	$ 13,848

Note 1   – Organization and Basis of Presentation

Knife River is a people-first construction materials and contracting services company. The Company provides construction materials and contracting services to build safe roads, bridges and airport runways, and other critical infrastructure needs, that connect people with where they want to go and with the supplies they need. Knife River is one of the leading providers of crushed stone and sand and gravel in the United States and operates across 14 states. The Company conducts its operations through five reportable segments: Pacific, Northwest, Mountain, Central and Energy Services.

In the fourth quarter of 2023, the Company completed a reorganization of its reporting structure which resulted in changes being made to the management of its business to best align with its strategies. As a result of the reorganization, a portion of the Pacific segment's businesses are now reported under the Energy Services segment. In addition, the North Central and South operating regions have been aggregated into one reportable segment, Central. All periods have been recast to conform with the revised presentation. See Note 15 for additional information.

Separation from MDU Resources

On May 31, 2023, MDU Resources completed the previously announced separation of the Company through the distribution of approximately 90 percent of the outstanding shares of common stock, par value $.01 per share, of Knife River to the stockholders of record of MDU Resources as of the close of business on May 22, 2023. MDU Resources retained approximately 10 percent of the outstanding shares of Knife River common stock. The Distribution was structured as a pro rata distribution of one share of Knife River common stock for every four shares of MDU Resources common stock. In November 2023, MDU Resources disposed of all 5,656,621 retained shares of Knife River common stock in an underwritten public offering. As a result of the Distribution, Knife River is now an independent public company and its common stock is listed under the symbol "KNF" on the New York Stock Exchange.

The Separation was completed pursuant to a separation and distribution agreement and other agreements with MDU Resources related to the Separation, including, but not limited to, a tax matters agreement, an employee matters agreement and a transition services agreement. For an interim period following the Separation, certain functions will continue to be provided by MDU Resources under a transition services agreement. For more information on the transition services agreement, see Note 19. The Company has incurred certain costs in its establishment as an independent, publicly traded company and expects to incur ongoing additional costs associated with operating as an independent, publicly traded company.

All share and earnings per share information has been retroactively adjusted for all periods presented to reflect the Distribution.

Basis of Presentation

Prior to the Separation, Knife River operated as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a stand-alone company. The accompanying audited consolidated financial statements and footnotes for the periods prior to the Separation were prepared on a "carve-out" basis using a legal entity approach in conformity with GAAP and were derived from the audited consolidated financial statements of MDU Resources as if the Company operated on a stand-alone basis during these periods.

All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. In the periods prior to the Separation, the audited consolidated financial statements include expense allocations for certain functions provided by MDU Resources and Centennial, including, but not limited to certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, communications, procurement, tax, insurance and other shared services. These general corporate expenses are included in the Consolidated Statements of Operations within selling, general and administrative expenses and other income (expense). The amounts allocated

to Knife River were $10.7 million, $18.0 million and $15.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. These expenses were allocated to the Company on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that were considered to be a reasonable reflection of the utilization of the services provided to the benefits received, including the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments; vouchers or unclaimed property reports; labor hours; time tracked; and projected workload. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party.

Prior to the Separation, Knife River participated in Centennial's centralized cash management program, including its overall financing arrangements. Knife River also had related-party note agreements in place with Centennial for the financing of its capital needs, which are reflected as related-party notes payable on the Consolidated Balance Sheet at December 31, 2022. Interest expense in the Consolidated Statements of Operations, for the periods prior to the Separation, reflects the allocation of interest on borrowing and funding associated with the related-party note agreements. Upon the completion of the Separation, Knife River implemented its own financing agreements with lenders. For additional information on the Company's current debt financing, see Note 8.

Related-party transactions between the Company and MDU Resources or Centennial for general operating activities and intercompany debt have been included in the audited consolidated financial statements for periods prior to the Separation. Outstanding balances as of the periods presented were reflected on Consolidated Balance Sheets as "Due from related-party" or "Due to related-party" and "Related-party notes payable". The cash settlement of these transactions are included in the Consolidated Statements of Cash Flows as operating or financing activities following the nature of the transactions. The aggregate net effect of related-party transactions not settled in cash as part of the Separation have been reflected in the Consolidated Balance Sheets and Statements of Stockholders' Equity within "Other paid-in capital" and within the Consolidated Statements of Cash Flows following the nature of the transactions with a majority included in the financing section. See Note 19 for additional information on related-party transactions.

Management has also evaluated the impact of events occurring after December 31, 2023, up to the date of issuance of these audited consolidated financial statements on February 27, 2024, that would require recognition or disclosure in the audited Consolidated Financial Statements.

Principles of consolidation

For all periods, the audited consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying audited consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the audited consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; aggregate reserves; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; costs on contracting services contracts; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in

the future and on various other assumptions that are believed to be reasonable under the circumstances. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Note 2 – Significant Accounting Policies

New accounting standards

The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its audited consolidated financial statements and/or disclosures:

Standard	Description	Standard Effective Date	Impact on financial statements/ disclosures
Recently issued ASU's not yet adopted			
ASU 2023-07 - Improvements to Reportable Segment Disclosures	In November 2023, the FASB issued guidance on modifying the disclosure requirements to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The guidance also expands the interim disclosure requirements. The guidance is to be applied on a retrospective basis to the financial statements and footnotes and early adoption is permitted.	Fiscal periods beginning after December 15, 2023 and interim periods beginning after December 31, 2024	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2024 and interim periods for fiscal year 2025.
ASU 2023-09 - Improvements to Income Tax Disclosures	In December 2023, the FASB issued guidance on modifying the disclosure requirements to increase transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The guidance is to be applied on a prospective basis to the financial statements and footnotes, however, retrospective adoption is also permitted. The guidance also permits early adoption.	Fiscal periods beginning after December 15, 2024	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash and cash equivalents. At December 31, 2023, the $262.3 million of cash, cash equivalents and restricted cash on the Consolidated Statements of Cash Flows is comprised of $219.3 million of cash and cash equivalents and $43.0 million of restricted cash. At December 31, 2022, the Company had no restricted cash. Restricted cash represents deposits held by Knife River's captive insurance company that is required by state insurance regulations to remain in the captive insurance company.

Revenue recognition

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

The Company generates revenue from contracting services and construction materials sales. The Company focuses on the vertical integration of its contracting services with its construction materials to support the aggregate-based product lines. The Company provides contracting services to a customer when a contract has been signed by

both the customer and a representative of the Company obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services provided generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The Company determines the transaction price to include the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the constraint discussed below.

The nature of the Company's contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contracting services revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project. This is the preferred method of measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. The percentage of completion is determined on a performance obligation basis.

The Company also sells construction materials to third parties and internal customers. The contract for material sales is the use of a sales order or an invoice, which includes the pricing and payment terms. All material contracts contain a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.

Receivables and allowance for expected credit losses

Receivables consist primarily of trade and contract receivables from the sale of goods and services net of expected credit losses. A majority of the Company's receivables are due in 30 days or less. The total balance of receivables past due 90 days or more was $16.7 million and $11.2 million at December 31, 2023 and 2022, respectively. Receivables, net consisted of the following at December 31:

	2023	2022
	(In thousands)	
Trade receivables	$ 124,134	$ 104,347
Contract receivables	112,037	82,428
Retention receivables	36,782	28,859
Receivables, gross	272,953	215,634
Less expected credit loss	6,168	5,477
Receivables, net	$ 266,785	$ 210,157

The Company's expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses. Risk characteristics used by the Company may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.

Details of the Company's expected credit losses were as follows:

	Pacific	Northwest	Mountain	Central	Energy Services	Total
	(In thousands)					
At December 31, 2021	$ 1,952	$ 512	$ 1,610	$ 1,232	$ 100	$ 5,406
Current expected credit loss provision	21	946	(206)	(229)	6	538
Less write-offs charged against the allowance	28	205	126	102	6	467
At December 31, 2022	$ 1,945	$ 1,253	$ 1,278	$ 901	$ 100	$ 5,477
Current expected credit loss provision	161	842	1,109	(112)	1	2,001
Less write-offs charged against the allowance	53	1,091	94	71	1	1,310
At December 31, 2023	$ 2,053	$ 1,004	$ 2,293	$ 718	$ 100	$ 6,168

Inventories

Inventories at December 31 consisted of:

	2023		2022	
	(In thousands)			
Finished products	$	**225,319**	$	211,496
Raw materials		**61,776**		78,571
Supplies and parts		**32,528**		33,210
Total	$	**319,623**	$	323,277

Inventories are valued at the lower of cost or net realizable value using the average cost method. Inventories include production costs incurred as part of the Company's aggregate mining activities. These inventoriable production costs include all mining and processing costs associated with the production of aggregates. Stripping costs incurred during the production phase, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventoriable production costs.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. Gains or losses resulting from the retirement or disposal of assets are recognized as a component of operating income. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets with the exception of large marine equipment, which is computed using units-of-production.

Aggregate mining development costs are capitalized and classified as land improvements and depreciated over the lower of the estimated life of the reserves or the life of the associated improvement. The Company begins capitalizing development costs at a point when reserves are determined to be proven or probable and economically mineable. Capitalization of these costs ceases when production commences. The cost of acquiring reserves in connection with a business combination are valued at fair value. Aggregate reserves, from both owned and leased mining sites, are a component within property, plant and equipment and are depleted using the units-of-production method. The Company uses proven and probable aggregate reserves as the denominator in its units-of production calculation. Exploration costs are expensed as incurred in cost of revenue and production costs are either expensed or capitalized to inventory.

Impairment of long-lived assets, excluding goodwill

The Company reviews the carrying values of its long-lived assets, including mining and related assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

During the year ended December 31, 2023, the Company performed impairment testing on assets where triggering events were identified due to recent operating results or changes in plans with the asset groups. The undiscounted cash flows on an asset group with a net asset book value of $65 million indicated it was recoverable and not impaired. However, the Company recognized long-lived asset impairments of $5.8 million (before tax) in selling, general and administrative expenses on the Consolidated Statements of Operations as a result of certain other aggregate sites no longer being economically feasible to mine and having no remaining value. The impaired

assets are included as part of the Pacific and Northwest reportable segments. No impairment losses were recorded in 2022 or 2021.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments as they constitute a business for which discrete financial information is available and for which management regularly reviews the operating results. For more information on the Company's operating segments, see Note 15. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded. The Company performed its annual goodwill impairment test in the fourth quarter of 2023 and determined the fair value of each of Knife River's reporting units substantially exceeded the carrying value at October 31, 2023.

The Company uses a weighted average combination of both an income approach and a market approach to estimate the fair value of its reporting units for its goodwill impairment analysis. Determining the fair value of a reporting unit requires judgment and the use of significant estimates, which include assumptions about Knife River's future revenue, profitability and cash flows, amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. Knife River believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.

Investments

The Company's investments include the cash surrender value of life insurance policies and insurance contracts. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Operations.

Government Assistance

The Company accounts for government assistance received for capital projects by reducing the cost of the project by the amount of assistance received. The Company records government assistance received as taxable income and writes-up the tax basis of the asset to include the amount of the assistance received.

Government assistance received by the Company for the years ended December 31, 2023, 2022 and 2021, was not material.

Joint Ventures

The Company accounts for unconsolidated joint ventures using either the equity method or proportionate consolidation. As of December 31, 2023, the Company held an interest of 25 percent in a joint venture formed primarily for the purpose of pooling resources on construction contracts. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture which are construction-related. For those joint ventures accounted for under proportionate consolidation, only the Company's pro rata share of assets, liabilities, revenues and expenses are included in the Company's Consolidated Balance Sheets and Consolidated Statements of Operations.

For those joint ventures accounted for using proportionate consolidation, the Company recorded in its Consolidated Statements of Operations $4.9 million, $9.1 million, and $10.1 million of revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The Company also reported an operating loss of $1.9 million for the year ended December 31, 2023, and operating income of $823,000 and $1.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2023, 2022 and 2021, the Company had interest in assets from these joint ventures of $45,000, $912,000 and $643,000, respectively.

For joint ventures accounted for under the equity method, the Company's investment balances for the joint ventures are included in Investments in the Consolidated Balance Sheets and the Company's pro rata share of net income is included in Other income in the Consolidated Statements of Operations. The Company's investments in equity method joint ventures were a net asset of $68,000 and $13,000 for December 31, 2023 and 2022, respectively. In 2023, 2022 and 2021, the Company recognized income (loss) from equity method joint ventures of $55,000, $(426,000) and $14,000, respectively.

Leases

The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the audited Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue.

The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company's borrowing rates, as of the commencement date of the contract.

Insurance

Knife River's wholly-owned captive insurance company, Spring Creek Insurance Company, which is subject to applicable insurance rules and regulations, insures the Company's exposure related to workers' compensation, general liability and automobile liability on a primary basis. Knife River also purchases excess coverage from unrelated insurance carriers and obtains third-party coverage for other forms of insurance including, but not limited to, excess liability, contractor's pollution liability, marine liability, directors and officers liability and employment practices liability.

Spring Creek Insurance Company establishes a reserve for estimated ultimate losses on reported claims and those incurred but no yet reported utilizing actuarial projections. The reserves are classified within Other accrued liabilities or Noncurrent liabilities - other on the Consolidated Balance Sheets based on projections of when the estimated loss will be paid. The estimates that are utilized to record potential losses on claims are inherently subjective, and actual claims could differ from amounts recorded, which could result in increased or decreased expense in future periods.

Additionally, Knife River maintains a self-insurance reserve for health insurance programs offered to eligible employees, included within Other accrued liabilities on the Consolidated Balance Sheets. The reserve includes an estimate for losses on reported claims as well as for amounts incurred but not yet reported, based on historical trends.

Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss.

Earnings per share

The calculation for basic and diluted earnings per share for any period presented prior to the Separation have been retrospectively adjusted to the number of shares outstanding on May 31, 2023, the Separation and Distribution date. For periods prior to the Separation, it is assumed that there are no dilutive equity instruments as there were no Knife River stock-based awards outstanding at the time.

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the applicable period, plus the effect of non-vested restricted stock units. Weighted average common shares outstanding is comprised of issued shares of 57,009,542 less shares held in treasury of 431,136, as described in Note 11. Basic and diluted earnings per share are calculated as follows, based on a reconciliation of the weighted-average common shares outstanding on a basic and diluted basis:

	2023	2022	2021
	(In thousands, except per share amounts)		
Net income	$ 182,872	$ 116,220	$ 129,755
Weighted average common shares outstanding - basic	56,568	56,566	56,566
Effect of dilutive restricted stock units	100	—	—
Weighted average common shares outstanding - diluted	56,668	56,566	56,566
Shares excluded from the calculation of diluted earnings per share	—	—	—
Net income per share - basic	$ 3.23	$ 2.05	$ 2.29
Net income per share - diluted	$ 3.23	$ 2.05	$ 2.29

Stock-based compensation

Prior to the Separation, key employees of the Company participated in various stock-based compensation plans authorized and managed by MDU Resources. All awards granted under the plans were based on MDU Resources' common shares, however, Knife River recognized the expense for its participants in its financial statements.

At the time of the Separation, each outstanding MDU Resources' time-vested restricted stock unit and performance share awards held by a Knife River employee was converted into Knife River time-vested restricted stock units. The converted awards will continue to vest over the original vesting period, which is generally three years from the grant date. All performance share awards that were converted at the time of the Separation were first adjusted using a combined performance factor based on MDU Resources' actual performance as of December 31, 2022. The number of restricted stock units was determined by taking the closing per share price of MDU Resources on May 31, 2023, and dividing by the closing per share price of Knife River on June 1, 2023. The ratio used to convert the MDU Resources' share-based awards was designed to preserve the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value of the award immediately

prior to the Separation. The existing unvested stock-based awards issued through MDU Resources' stock-based compensation plans were modified in connection with the Separation to maintain an equivalent value immediately before and after Separation. Incremental fair value for unvested awards will be recorded over the remaining vesting periods.

In July 2023, the Company issued restricted stock units to certain key employees under the Knife River Long-Term Incentive Plan. The Company records the compensation expense for restricted stock units using a straight-line amortization method over the requisite service period. The cost for such awards is measured at the grant date fair value. The Company recognizes forfeitures as they occur and trues up expense on a cumulative catch-up basis at the time of any forfeitures.

Income taxes

Knife River and its subsidiaries file consolidated federal income tax returns and combined and separate state income tax returns. Pursuant to the tax sharing agreement that exists between Knife River and its subsidiaries, federal income taxes paid by Knife River, as parent of the consolidated group, are allocated to the individual subsidiaries based on separate company computations of tax. However, all income tax expense is reported within the Corporate Services segment. Knife River makes a similar allocation for state income taxes paid in connection with combined state filings.

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

Note 3   – Disaggregation of Revenue

In the following table, revenue is disaggregated by category for each reportable segment. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. For more information on the Company's reportable segments, see Note 15.

Presented in the following tables are the sales of materials to both third parties and internal customers. Due to consolidation requirements, the internal sales revenues must be eliminated against the construction materials product

used in the contracting services to arrive at the external operating revenues. Due to the restructuring of segments the 2022 and 2021 information has been recast.

Year ended December 31, 2023	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services	Total
				(In thousands)			
Aggregates	$ 104,726	$ 189,946	$ 100,505	$ 152,691	$ —	$ —	$ 547,868
Ready-mix concrete	142,291	163,382	120,534	227,735	—	—	653,942
Asphalt	32,178	103,327	112,897	204,018	—	—	452,420
Liquid asphalt	—	—	—	—	253,196	—	253,196
Other	142,742	15,751	16	28,745	49,363	12,414	249,031
Contracting services public-sector	71,362	197,372	308,711	426,318	—	—	1,003,763
Contracting services private-sector	54,978	103,011	124,282	21,276	—	—	303,547
Internal sales	(86,115)	(109,108)	(133,328)	(235,875)	(57,373)	(11,618)	(633,417)
Revenues from contracts with customers	$ 462,162	$ 663,681	$ 633,617	$ 824,908	$ 245,186	$ 796	$ 2,830,350

Year ended December 31, 2022	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services	Total
				(In thousands)			
Aggregates	$ 92,266	$ 171,633	$ 83,343	$ 149,419	$ —	$ —	$ 496,661
Ready-mix concrete	127,569	157,951	106,654	217,335	—	—	609,509
Asphalt	35,735	97,299	93,263	201,171	—	—	427,468
Liquid asphalt	—	—	—	—	207,474	—	207,474
Other	114,079	14,844	36	24,956	45,245	618	199,778
Contracting services public-sector	81,989	173,981	249,573	412,487	—	—	918,030
Contracting services private-sector	47,497	88,713	119,136	14,345	—	—	269,691
Internal sales	(81,105)	(105,647)	(110,095)	(242,563)	(54,006)	(466)	(593,882)
Revenues from contracts with customers	$ 418,030	$ 598,774	$ 541,910	$ 777,150	$ 198,713	$ 152	$ 2,534,729

Year ended December 31, 2021	Pacific	Northwest	Mountain	Central	Energy Services	Corporate Services	Total
			(In thousands)				
Aggregates	$ 89,913	$ 135,182	$ 72,567	$ 146,348	$ —	$ —	$ 444,010
Ready-mix concrete	123,905	152,079	100,412	207,993	—	—	584,389
Asphalt	26,348	78,937	69,310	165,251	—	—	339,846
Liquid asphalt	—	—	—	—	166,052	—	166,052
Other	104,804	12,786	91	22,807	37,714	4	178,206
Contracting services public-sector	83,013	118,970	211,603	363,172	—	—	776,758
Contracting services private-sector	44,603	68,171	112,058	15,881	—	—	240,713
Internal sales	(75,837)	(91,184)	(86,498)	(200,681)	(46,844)	—	(501,044)
Revenues from contracts with customers	$ 396,749	$ 474,941	$ 479,543	$ 720,771	$ 156,922	$ 4	$ 2,228,930

Note 4 – Uncompleted Contracts

Costs, estimated earnings, and billings on uncompleted contracts at December 31 are summarized as follows:

	2023	2022
	(In thousands)	
Costs incurred on uncompleted contracts	$ 1,395,603	$ 1,217,480
Estimated earnings	208,926	153,317
	1,604,529	1,370,797
Less billings to date	(1,628,612)	(1,379,495)
Net contract liability	$ (24,083)	$ (8,698)

The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation.

Such amounts are included in the accompanying Consolidated Balance Sheets at December 31 under the following captions:

	2023	2022	Change	Location on Consolidated Balance Sheet
	(In thousands)			
Contract assets	$ 27,293	$ 31,145	$ (3,852)	Costs and estimated earnings in excess of billings on uncompleted contracts
Contract liabilities	(51,376)	(39,843)	(11,533)	Billings in excess of costs and estimated earnings on uncompleted contracts
Net contract liabilities	$ (24,083)	$ (8,698)	$ (15,385)	

	2022	2021	Change	Location on Consolidated Balance Sheet
	(In thousands)			
Contract assets	$ 31,145	$ 22,005	$ 9,140	Costs and estimated earnings in excess of billings on uncompleted contracts
Contract liabilities	(39,843)	(32,348)	(7,495)	Billings in excess of costs and estimated earnings on uncompleted contracts
Net contract liabilities	$ (8,698)	$ (10,343)	$ 1,645	

The Company recognized $37.5 million and $30.2 million in revenue for the years ended December 31, 2023 and 2022, respectively, which was previously included in contract liabilities at December 31, 2022 and 2021, respectively.

The Company recognized a net increase in revenues of approximately $12.3 million and $11.0 million for the years ended December 31, 2023 and 2022, respectively, from performance obligations satisfied in prior periods.

Remaining performance obligations

The remaining performance obligations, also referred to as backlog, include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include: projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. The majority of the Company's contracts for contracting services have an original duration of less than one year.

At December 31, 2023, the Company's remaining performance obligations were $662.2 million. The Company expects to recognize the following revenue amounts in future periods related to these remaining performance obligations: $610.8 million within the next 12 months; $37.1 million within the next 13 to 24 months; and $14.3 million thereafter.

Note 5   – Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2023	2022	Weighted Average Depreciable Life in Years
		(In thousands)	
Land	$ 154,475	$ 150,809	—
Aggregate reserves	589,034	592,097	*
Buildings and improvements	216,473	165,833	22.32
Machinery, vehicles and equipment	1,590,908	1,492,506	11.68
Construction in progress	28,844	88,163	—
Less: accumulated depreciation and depletion	1,264,687	1,174,195	
Net property, plant and equipment	$ 1,315,047	$ 1,315,213	

---

*   Depleted on the units-of-production method based on proven and probable aggregate reserves.

Total depreciation and depletion expense was $119.2 million, $113.6 million and $93.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 6   – Goodwill and Other Intangible Assets

In the fourth quarter of 2023, in connection with the reorganization of the Company's reporting structure, a portion of the Pacific reporting unit's businesses were reorganized into the Energy Services reporting unit. As a result of the reorganization, the Company reallocated $5.7 million of the goodwill balance associated with the Pacific reporting unit to the Energy Services reporting unit based on the relative fair values of the Pacific reporting unit components. The estimated fair values were determined using the income approach. The Company reassessed the goodwill in connection with the reorganization and determined there was no impairment.

The changes in the carrying amount of goodwill were as follows:

	Balance at January 1, 2023	Goodwill Acquired During the Year	Measurement Period Adjustments	Reallocation of Goodwill	Balance at December 31, 2023
			(In thousands)		
Pacific	$ 38,339	$ —	$ (62)	$ (5,656)	$ 32,621
Northwest	90,978	—	—	—	90,978
Mountain	26,816	—	—	—	26,816
North Central	75,879	—	—	—	75,879
South	38,708	—	—	—	38,708
Energy Services	3,820	—	—	5,656	9,476
Total	$ 274,540	$ —	$ (62)	$ —	$ 274,478

	Balance at January 1, 2022	Goodwill Acquired During the Year	Measurement Period Adjustments	Reallocation of Goodwill	Balance at December 31, 2022
			(In thousands)		
Pacific	$ 38,101	$ 238	$ —	$ —	$ 38,339
Northwest	93,102	—	(2,124)	—	90,978
Mountain	26,816	—	—	—	26,816
North Central	75,879	—	—	—	75,879
South	38,708	—	—	—	38,708
Energy Services	3,820	—	—	—	3,820
Total	$ 276,426	$ 238	$ (2,124)	$ —	$ 274,540

Other amortizable intangible assets at December 31, were as follows:

	Average Useful Life In Years	2023	2022
		(In thousands)	
Customer relationships	2-7	$ 18,540	$ 18,540
Less accumulated amortization		9,102	7,367
		9,438	11,173
Noncompete agreements	1-3	4,039	4,039
Less accumulated amortization		3,473	2,985
		566	1,054
Other	15-20	2,479	5,279
Less accumulated amortization		1,662	4,076
		817	1,203
Total		$ 10,821	$ 13,430

Amortization expense for amortizable intangible assets for the years ended December 31, 2023, 2022 and 2021, was $2.6 million, $2.8 million and $2.6 million, respectively. Estimated amortization expense for identifiable intangible assets as of December 31, 2023, was:

	2024	2025	2026	2027	2028	Thereafter
			(In thousands)			
Amortization expense	$2,228	$1,919	$1,739	$1,716	$1,672	$1,547

Note 7 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value guidance establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.

Financial Instruments Measured at Fair Value on a Recurring Basis

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations under its unfunded, nonqualified defined benefit and defined contribution plans for the Company's executive officers and certain key management employees, and invests in these fixed-income and

equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $24.9 million and $20.1 million as of December 31, 2023 and 2022, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized gains on these investments for the years ended December 31, 2023 and 2021, were $1.9 million and $1.4 million, respectively. The net unrealized losses on these investments for the year ended December 31, 2022, were $2.8 million. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the Consolidated Statements of Operations.

As part of the Separation, the Company retired certain insurance contracts used to satisfy its obligations under its unfunded, nonqualified defined contribution plan for the Company's executive officers and certain key management employees. The proceeds of the retired contracts totaled $5.3 million, which were used to purchase life insurance policies and re-invested in fixed-income and equity securities in the fourth quarter of 2023.

The Company's assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements at December 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance at December 31, 2023**
	(In thousands)			
Assets:				
Money market funds	$ —	$ 3,241	$ —	$ 3,241
Insurance contracts*	—	24,896	—	24,896
Total assets measured at fair value	$ —	$ 28,137	$ —	$ 28,137

_____

* The insurance contracts invest approximately 40 percent in fixed-income investments, 19 percent in common stock of large-cap companies, 18 percent in cash equivalents, 8 percent in target date investments, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies and 1 percent in international investments.

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance at December 31, 2022**
	(In thousands)			
Assets:				
Money market funds	$ —	$ 2,448	$ —	$ 2,448
Insurance contracts*	—	20,083	—	20,083
Total assets measured at fair value	$ —	$ 22,531	$ —	$ 22,531

_____

* The insurance contracts invest approximately 63 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies, 6 percent in target date investments and 2 percent in cash equivalents.

The Company's Level 2 money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company's Level 2 insurance contracts are based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

Nonfinancial Instruments Measured at Fair Value on a Nonrecurring Basis

The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt was as follows:

	December 31, 2023
	(In thousands)
Carrying amount	$ 696,985
Fair value	$ 725,086

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 8 – Debt

Certain debt instruments of the Company contain restrictive and financial covenants and cross-default provisions. In order to borrow under the debt instruments, the Company must be in compliance with the applicable covenants and certain other conditions, all of which management believes the Company, as applicable, was in compliance with at December 31, 2023. In the event the Company does not comply with the applicable covenants and other conditions, it would be in default on its agreements and alternative sources of funding may need to be pursued.

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2023	December 31, 2023
		(In thousands)
Term loan agreement due on May 31, 2028	7.24 %	$ 271,562
Senior notes due on May 1, 2031	7.75 %	425,000
Other notes due on January 1, 2061	— %	423
Less unamortized debt issuance costs		15,326
Total long-term debt		681,659
Less current maturities		7,082
Net long-term debt		$ 674,577

Senior Notes

On April 25, 2023, the Company issued $425.0 million of 7.75 percent senior notes due May 1, 2031, pursuant to an indenture.

Term Loan and Revolving Credit Facility

On May 31, 2023, the Company entered into a five-year secured credit agreement, which provides for a $275.0 million term loan and a $350.0 million revolving credit facility. As of December 31, 2023, the Company had no borrowings outstanding under the revolving credit facility and had a borrowing capacity of $329.0 million under the revolving credit facility, which is net of $21.0 million of outstanding letters of credit.

The secured credit agreement bears interest equal to, at the Company's option, either (i) a base rate determined by reference to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50 percent, and (c) SOFR plus 1.10 percent, plus an applicable margin of 0.75 percent to 1.50 percent, based upon the Company's leverage ratio, for base rate loans or (ii) a SOFR rate determined by the interest period relevant to such borrowing plus an applicable margin of 1.75 percent to 2.50 percent, based upon the Company's leverage ratio. The Company will incur a quarterly commitment fee on the undrawn portion of the revolving credit facility of 0.25 percent to 0.50 percent, based on the Company's leverage ratio.

The term loan has a mandatory annual amortization of 2.50 percent for years one and two, 5.00 percent for years three and four, and 7.50 percent in the fifth year. The agreement contains customary covenants and provisions, including a covenant of Knife River not to permit, at any time, the ratio of total debt to trailing twelve month Adjusted EBITDA, as defined by the agreement, to be greater than 4.75 to 1.00. The agreement also contains an interest coverage ratio covenant stating that Knife River's trailing twelve month Adjusted EBITDA, as defined by the agreement, to interest expense is to be no less than 2.25 to 1.00. The covenants also include restrictions on the sale of certain assets, loans and investments.

Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs, for the five years and thereafter following December 31, 2023, were as follows:

	2024	2025	2026	2027	2028	Thereafter
			(In thousands)			
Long-term debt maturities	$ 7,082	$ 10,520	$ 13,759	$ 17,187	$ 223,437	$ 425,000

Note 9 – Leases

Most of the leases the Company enters into are for equipment, buildings and vehicles as part of their ongoing operations. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - *Leases*.

Lessee accounting

The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as operating lease right-of-use assets, current operating lease liabilities and noncurrent operating lease liabilities. The corresponding lease costs are included in cost of revenue and selling, general and administrative expenses on the Consolidated Statements of Operations.

Generally, the leases for vehicles and equipment have a term of five years or less and buildings have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

The following tables provide information on the Company's operating leases at and for the years ended December 31:

	2023		2022		2021
			(In thousands)		
Lease costs:					
Operating lease cost	$	**18,199**	$	17,941	$	21,914
Variable lease cost		**383**		98		84
Short-term lease cost		**53,987**		55,871		53,016
Total lease costs	$	**72,569**	$	73,910	$	75,014

	2023	2022
	(Dollars in thousands)	
Weighted average remaining lease term	**1.62 years**	2.03 years
Weighted average discount rate	**5.13 %**	4.05 %
Cash paid for amounts included in the measurement of lease liabilities	$ **18,199**	$ 17,941

The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2023, was as follows (in thousands):

2024	$	14,128
2025		10,286
2026		7,207
2027		5,115
2028		3,174
Thereafter		13,329
Total		53,239
Less discount		8,533
Total operating lease liabilities	$	44,706

Note 10 – Asset Retirement Obligations

The Company has asset retirement obligations, which are liabilities associated with its legally required obligations to reclaim owned and leased aggregate properties, asphalt plant sites, ready-mix plant sites and other properties. For the years ended December 31, 2023 and 2022, the current portion of the Company's liability, which is included in other accrued liabilities, was $6.9 million and $4.4 million, respectively, and the noncurrent amount, which is included in other liabilities, was $34.9 million and $33.0 million, respectively. Total accretion and depreciation expenses for the years ended December 31, 2023, 2022 and 2021, were $2.6 million, $2.1 million and $2.1 million, respectively, and are included in cost of revenue on the Consolidated Statements of Operations. A reconciliation of the Company's liability for the years ended December 31 was as follows:

	2023		2022
	(In thousands)		
Balance at beginning of year	$	**37,361**	$	33,406
Liabilities incurred		**5,190**		4,657
Liabilities settled		**(2,726)**		(2,117)
Accretion expense		**1,957**		1,415
Balance at end of year	$	**41,782**	$	37,361

Note 11 – Equity

On May 31, 2023, the Company issued 56,997,350 shares of common stock with a par value of $0.01 in connection with the Separation.

The Company historically held 538,921 shares of MDU Resources common stock through one of its subsidiaries. The historical shares are presented as MDU Resources' stock held by subsidiary on the Consolidated Statements of Equity. In connection with the Separation, Knife River entered into an agreement with MDU Resources to transfer the stock of MDU Resources held by its subsidiary to MDU Resources in exchange for 431,136 shares of Knife River common stock. The number of shares transferred to Knife River was based on the value of the stock at the time of the Separation. The historical MDU Resources common stock held by the subsidiary at cost of $3.6 million at December 31, 2023, on the Consolidated Balance Sheets reflects the value of the MDU Resources common stock at the time it was granted to Knife River's subsidiary. The 431,136 shares of Knife River common stock are presented as Treasury stock held at cost in the Consolidated Balance Sheet and reduce the number of common stock shares outstanding.

Note 12 – Stock-Based Compensation

Prior to the Separation, key employees of the Company participated in various stock-based compensation plans authorized and managed by MDU Resources. All awards granted under the plans were based on MDU Resources' common shares, however, Knife River recognized the expense for its participants in its financial statements.

At the time of Separation, all outstanding stock-based compensation shares of MDU Resources were converted into Knife River restricted stock units. Restricted stock units are valued based on the closing stock price on the grant date. The conversion of the stock and the fair value of the awards was determined using the policies described in Note 2. As a result of the modification, Knife River incurred $194,000 of incremental compensation expense related to the conversion of only the restricted stock units, which is being recognized over the remaining service periods of the applicable awards. There was no incremental compensation expense incurred related to the performance share awards.

The Company has a stock-based compensation plan under which it is currently authorized to grant 2.5 million restricted stock units and other stock awards. As of December 31, 2023, there were 2.4 million shares available to grant under this plan. The Company either purchases shares on the open market or issues new shares of common stock to satisfy the vesting of stock-based awards.

Total stock-based compensation expense (after tax) was $2.7 million, $1.2 million and $1.4 million in 2023, 2022 and 2021, respectively. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. As of December 31, 2023, total remaining unrecognized compensation expense related to the restricted stock units was approximately $5.0 million (before income taxes), which will be amortized over a weighted average period of 1.8 years.

Stock Awards

Non-employee directors receive shares of common stock in addition to and in lieu of cash payments for directors' fees. There were 12,192 shares with a fair value of $702,000 issued to non-employee directors during the year ended December 31, 2023.

Restricted stock units

In February 2023, 2022 and 2021, key employees of the Company were granted restricted stock units under MDU Resources' long-term performance-based incentive plan authorized by MDU Resources' compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. As previously discussed, the outstanding restricted stock awards granted to Knife River employees were converted to restricted

stock units of Knife River in connection with the Separation. At the time of the Separation, the outstanding performance share awards were also converted to restricted stock units of Knife River as shown in the table later in this Note.

In July 2023, key employees of the Company were granted restricted stock units under Knife River's long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period.

As of December 31, 2023, the outstanding restricted stock units were as follows:

Grant Date	Service Period	Number of Shares	Weighted Average Grant-Date Fair Value	
May 2023	2022-2024	66,887	$	36.60
May 2023	2023-2025	82,680	$	36.60
July 2023	2023-2025	71,650	$	43.00

Historical performance share awards

In February 2022 and 2021, key employees of the Company were granted performance share awards under MDU Resources' long-term performance-based incentive plan authorized by MDU Resources' compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Share awards are generally earned over a three-year vesting period and tied to specific financial metrics. Upon vesting, participants may receive dividends that accumulate during the vesting period. Share awards were generally earned over a three-year vesting period and tied to financial metrics. However, as previously discussed, the outstanding performance share awards of Knife River employees were converted to restricted stock units of Knife River in connection with the Separation.

Under the market condition for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares based on MDU Resources' total stockholder return relative to that of the selected peer group. Compensation expense was based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for grants applicable to the market condition for certain performance shares issued in 2022 and 2021 were:

	2022		2021	
Weighted average grant date fair value		$36.25		$37.96
Blended volatility range	24.07 % -	31.41 %	35.37 % -	46.35 %
Risk-free interest rate range	0.71 % -	1.68 %	0.02 % -	0.20 %
Weighted average discounted dividends per share		$2.93		$3.16

Under the performance conditions for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions were based on MDU Resources' compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the performance shares applicable to these performance conditions issued in 2022 and 2021 was $27.73 and $27.35, respectively. The fair value of the performance shares that vested during the years ended December 31, 2022 and 2021, was $962,000 and $1.7 million, respectively.

For the year ended December 31, 2023, the following summarizes the activity of the performance share awards to the converted Knife River restricted stock units.

	Performance Share Awards		Restricted Stock Units	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at the beginning of period	69,601	$ 32.32	23,197	$ 27.54
Granted pre-Separation by MDU Resources	—		81,507	$ 31.16
Adjustments for performance	(13,261)	$ 32.51	—	
Forfeited pre-Separation	(4,510)	$ 32.29	(4,941)	$ 30.06
Nonvested pre-Separation	51,830	$ 32.27	99,763	$ 30.37
Conversion to Knife River restricted stock units	(51,830)		125,050	
Granted post Separation	—		71,650	
Vested shares	—		(53,958)	
Forfeited post Separation	—		(21,288)	
Nonvested at end of period	—		221,217	

Note 13 – Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss is comprised of losses on derivative instruments qualifying as hedges and postretirement liability adjustments.

The after-tax changes in the components of accumulated other comprehensive loss were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Post-retirement Liability Adjustment	Total Accumulated Other Comprehensive Loss
	(In thousands)		
At December 31, 2021	$ (418)	$ (24,072)	$ (24,490)
Other comprehensive income before reclassifications	—	10,935	10,935
Amounts reclassified from accumulated other comprehensive loss	328	875	1,203
Net current-period other comprehensive income	328	11,810	12,138
At December 31, 2022	(90)	(12,262)	(12,352)
Other comprehensive income before reclassifications	—	751	751
Amounts reclassified from accumulated other comprehensive loss	90	192	282
Net current-period other comprehensive income	90	943	1,033
At December 31, 2023	$ —	$ (11,319)	$ (11,319)

The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Operations. The reclassifications for the years ended December 31 were as follows:

	2023	2022	2021	Location on Consolidated Statements of Income
		(In thousands)		
Reclassification adjustment for loss on derivative instruments included in net income	$ (118)	$ (435)	$ (439)	Interest expense
	28	107	107	Income taxes
	(90)	(328)	(332)	
Amortization of postretirement liability losses included in net periodic benefit cost	(256)	(1,167)	(1,453)	Other income (expense)
	64	292	363	Income taxes
	(192)	(875)	(1,090)	
Total reclassifications	$ (282)	$ (1,203)	$ (1,422)	

Note 14 – Cash Flow Information

Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

	2023	2022	2021
		(In thousands)	
Interest paid, net	$ 54,925	$ 28,148	$ 19,121
Income taxes paid, net	$ 76,689	$ 21,186	$ 34,784

Noncash investing and financing transactions at December 31 were as follows:

	2023	2022	2021
		(In thousands)	
Property, plant and equipment additions in accounts payable	$ 12,672	$ 13,965	$ 15,840
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 14,967	$ 11,763	$ 11,497
Equity contribution from Centennial related to the Separation	$ 64,724	$ —	$ —
Equity contribution to MDU Resources for asset/liability transfers related to the Separation	$ (1,537)	$ —	$ —
MDU Resources' stock issued in connection with a business combination	$ 383	$ 7,304	$ —
Debt assumed in connection with a business combination	$ —	$ —	$ 10
Accrual for holdback payment related to a business combination	$ —	$ 70	$ —

Note 15 – Business Segment Data

The Company focuses on the vertical integration of its products and services by offering customers a single-source for construction materials and related contracting services. The Company operates in 14 states across the United States. Its operating segments include: Pacific, Northwest, Mountain, North Central, South and Energy Services. The operating segments are used to determine the Company's reportable segments and are based on the Company's method of internal reporting and management of the business. There are five reportable segments, four of which are aligned by key geographic areas due to the production of construction materials and related contracting services and one of which is based on product line. The Energy Services segment, which has locations throughout

the Company's geographic footprint, produces and supplies liquid asphalt and related services. Each segment is led by a segment manager that reports to the Company's chief operating officer who is also the Company's chief operating decision maker. The Company's chief operating decision maker evaluates the performance of the segments and allocates resources to them based on earnings before interest, taxes, depreciation, depletion and amortization.

In the fourth quarter of 2023, the Company completed a reorganization of its reporting structure, which has resulted in changes being made to the management of its business to best align with its strategies. Based on how the chief operating decision maker manages the Company, the reportable segments are: Pacific, Northwest, Mountain, Central and Energy Services. The Company also has the Corporate Services segment. As a result of the reorganization, the liquid asphalt and related services portion of the Pacific segment's businesses are now reported under the Energy Services segment. In addition, the North Central and South operating regions have been aggregated into one reportable segment, Central. All periods have been recast to conform with the revised presentation.

Each geographic segment offers a vertically integrated suite of products and services, including aggregates, ready-mix concrete, asphalt, and contracting services, while the Energy Services segment produces and supplies liquid asphalt, primarily for use in asphalt road construction, and is a supplier to some of the other segments. Each geographic segment mines, processes, and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt; and produces and sells ready-mix concrete as well as vertically integrating its contracting services to support the aggregate based product lines including heavy-civil construction, asphalt and concrete paving, and site development and grading. Although not common to all locations, the geographic segments also sell cement, merchandise and other building materials and related services.

Corporate Services represents the unallocated costs of certain corporate functions, such as accounting, legal, treasury, information technology, human resources; and other corporate expenses that support the operating segments. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties. The accounting policies applicable to each segment are consistent with those used in the audited consolidated financial statements.

The information below follows the same accounting policies as described in Note 2. Information on the Company's segments as of December 31, and for the years then ended was as follows:

	2023	2022	2021
	(In thousands)		
External operating revenues:			
Pacific	$ 462,162	$ 418,030	$ 396,749
Northwest	663,681	598,774	474,941
Mountain	633,617	541,910	479,543
Central	824,908	777,150	720,771
Energy Services	245,186	198,713	156,922
Corporate Services	796	152	4
Total external operating revenues	$ 2,830,350	$ 2,534,729	$ 2,228,930

	2023		2022		2021
			(In thousands)		
Intersegment operating revenues:					
Pacific	$ 86,115	$	81,105	$	75,837
Northwest	109,108		105,647		91,184
Mountain	133,328		110,095		86,498
Central	235,875		242,563		200,681
Energy Services	57,373		54,006		46,844
Corporate Services	11,618		466		—
Total intersegment operating revenues	$ 633,417	$	593,882	$	501,044
EBITDA:					
Pacific	$ 56,206	$	44,044	$	57,915
Northwest	121,098		103,885		80,624
Mountain	103,142		72,604		65,017
Central	116,653		86,572		81,459
Energy Services	78,124		28,310		31,564
Corporate Services	(53,219)		(28,675)		(23,173)
Total segment EBITDA	$ 422,004	$	306,740	$	293,406
Capital expenditures:					
Pacific	$ 21,512	$	31,462	$	25,154
Northwest	31,653		60,697		278,946
Mountain	25,506		35,098		47,648
Central	39,302		46,574		51,144
Energy Services	4,099		5,651		4,577
Corporate Services	918		2,365		10,055
Total capital expenditures*	$ 122,990	$	181,847	$	417,524
Assets:					
Pacific	$ 432,820	$	408,805	$	384,573
Northwest	781,640		772,159		714,098
Mountain	315,661		293,121		278,608
Central	663,134		607,200		603,008
Energy Services	128,383		138,323		131,244
Corporate Services	278,175		74,711		70,293
Total assets	$ 2,599,813	$	2,294,319	$	2,181,824

	2023	2022	2021
	(In thousands)		
Property, plant and equipment:			
Pacific	$ 528,008	$ 517,794	$ 490,499
Northwest	839,060	813,513	759,482
Mountain	419,537	400,907	369,732
Central	646,929	615,893	594,330
Energy Services	102,844	98,698	93,272
Corporate Services	43,356	42,603	40,383
Less accumulated depreciation and depletion	1,264,687	1,174,195	1,097,388
Net property, plant and equipment	$ 1,315,047	$ 1,315,213	$ 1,250,310

---

* Capital expenditures for 2023, 2022 and 2021 include noncash transactions for capital expenditure-related accounts payable, the issuance of equity securities in connection with an acquisition and accrual of a holdback payment in connection with an acquisition totaling $(910,000), $(5.4) million and $(8.1) million, respectively.

A reconciliation of reportable segment operating revenues to consolidated operating revenues is as follows:

	2023	2022	2021
	(In thousands)		
Total reportable segment operating revenues	$ 3,451,353	$ 3,127,993	$ 2,729,970
Corporate Services revenue	12,414	618	4
Less:			
Elimination of intersegment operating revenues	633,417	593,882	501,044
Total consolidated operating revenues	$ 2,830,350	$ 2,534,729	$ 2,228,930

A reconciliation of reportable segment assets to consolidated assets is as follows:

	2023	2022	2021
	(In thousands)		
Total assets for reportable segments	$ 2,321,637	$ 2,219,608	$ 2,111,531
Other assets	4,049,800	3,439,435	3,239,393
Less:			
Elimination of intercompany receivables and investment in subsidiaries	3,771,624	3,364,724	3,169,100
Total consolidated assets	$ 2,599,813	$ 2,294,319	$ 2,181,824

A reconciliation of reportable segment EBITDA to consolidated income before income taxes is as follows:

	2023	2022	2021
	(In thousands)		
Total EBITDA for reportable segments	$ 475,223	$ 335,415	$ 316,579
Corporate Services EBITDA	(53,219)	(28,675)	(23,173)
Less:			
Depreciation, depletion and amortization	123,805	117,798	100,974
Interest expense, net*	52,891	30,121	19,218
Total consolidated income before income taxes	$ 245,308	$ 158,821	$ 173,214

---

* Interest expense, net is interest expense net of interest income

Note 16 – Income Taxes

Income tax expense on the Consolidated Statements of Operations for the years ended December 31 was as follows:

		2023		2022		2021
			(In thousands)			
Current:						
Federal	$	45,746	$	27,293	$	4,270
State		18,296		13,230		6,331
		64,042		40,523		10,601
Deferred:						
Income taxes:						
Federal		263		1,715		26,793
State		(1,869)		363		6,065
		(1,606)		2,078		32,858
Total income tax expense	$	62,436	$	42,601	$	43,459

Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:

		2023		2022
			(In thousands)	
Deferred tax assets:				
Deferred compensation/compensation related	$	22,358	$	15,329
Operating lease liabilities		11,468		11,804
Asset retirement obligations		10,862		9,687
Net operating loss/credit carryforward		10,811		12,039
Accrued pension costs		10,556		11,070
Capitalized inventory overheads		7,388		7,260
Other		9,458		8,412
Total deferred tax assets	$	82,901	$	75,601

		2023		2022
			(In thousands)	
Deferred tax liabilities:				
Basis differences on property, plant and equipment	$	206,507	$	203,099
Intangible assets		12,220		10,975
Operating lease right-of-use-assets		11,468		11,804
Other		16,437		13,488
Total deferred tax liabilities		246,632		239,366
Valuation allowance		10,811		12,039
Net deferred income tax liability	$	(174,542)	$	(175,804)

As of December 31, 2023 and 2022, the Company had various state income tax net operating loss carryforwards of $133.6 million and $160.1 million, respectively, and federal and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $591,000 for both years. The state income tax credit carryforwards

are due to expire in 2024. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future.

The following table reconciles the change in the net deferred income tax liability from December 31, 2022, to December 31, 2023, to deferred income tax expense:

	2023	2022
	(In thousands)	
Change in net deferred income tax liability from the preceding table	$ (1,262)	$ 7,278
Deferred income taxes established due to an acquisition	—	(1,215)
Deferred taxes associated with other comprehensive loss	(344)	(3,985)
Deferred income tax expense for the period	$ (1,606)	$ 2,078

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,	2023		2022		2021	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Computed tax at federal statutory rate	$ 51,515	21.0	$ 33,353	21.0	$ 36,375	21.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax	12,756	5.2	9,702	6.1	9,429	5.4
Depletion allowance	(2,756)	(1.1)	(2,123)	(1.3)	(1,893)	(1.1)
Other	921	0.4	1,669	1.0	(452)	(0.2)
Total income tax expense	$ 62,436	25.5	$ 42,601	26.8	$ 43,459	25.1

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal or non-U.S. income tax examinations by tax authorities for years ending prior to 2020. With few exceptions, as of December 31, 2023, the Company is no longer subject to state and local income tax examinations by tax authorities for years ending prior to 2020.

For the years ended December 31, 2023, 2022 and 2021, total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense.

Note 17 – Employee Benefit Plans

Pension and other postretirement benefit plans

The Company participates in self-sponsored qualified defined benefit pension plans which are accounted for as single-employer plans and are reflected in the Company's audited consolidated financial statements. The Company uses a measurement date of December 31 for all its pension and postretirement benefit plans. Prior to 2010, defined benefit pension plan benefits and accruals for the nonunion plan were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Prior to the Separation, the Company participated in a multiple-employer postretirement benefit plan sponsored by MDU Resources. In connection with the Separation, the Company assumed all the obligations and liabilities of Knife River's employees in that plan, along with all MDU Resources employees that transferred to Knife River as a result of the Separation. Subsequent to the Separation, the postretirement benefit plans in which the Company participates are single employer plans. Employees hired after December 31, 2010 are not eligible for retiree medical

benefits. Effective January 1, 2011, eligibility to receive retiree medical benefits was modified such that eligible employees who attained age 55 with 10 years of continuous, full-time service by December 31, 2010, will have an option to select one of two retiree medical insurance benefits. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous, full-time service at the time they retire. These employees will be eligible for a company funded retiree reimbursement account. Employees hired after December 31, 2014 are not eligible for retiree medical benefits.

In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 33,758	$ 44,363	$ 14,616	$ 19,480
Service cost	—	—	361	522
Interest cost	1,633	1,127	721	514
Plan participants' contributions	—	—	—	3
Actuarial (gain) loss	477	(9,174)	(346)	(5,319)
Benefits paid	(2,488)	(2,558)	(593)	(584)
Benefit obligation at end of year	33,380	33,758	14,759	14,616
Change in net plan assets:				
Fair value of plan assets at beginning of year	28,431	39,345	(314)	314
Actual return on plan assets	3,074	(8,356)	321	(473)
Employer contribution	1,170	—	586	426
Plan participants' contributions	—	—	—	3
Benefits paid	(2,488)	(2,558)	(593)	(584)
Fair value of net plan assets at end of year	30,187	28,431	—	(314)
Funded status - under	$ (3,193)	$ (5,327)	$ (14,759)	$ (14,930)
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Other accrued liabilities	$ —	$ —	$ 699	$ 1,044
Noncurrent liabilities - other	3,193	5,327	14,060	13,886
Benefit obligation liabilities	$ 3,193	$ 5,327	$ 14,759	$ 14,930
Amounts recognized in accumulated other comprehensive loss consist of:				
Actuarial (gain) loss	$ 17,780	$ 19,087	$ (2,560)	$ (2,057)
Prior service credit	—	—	(30)	(109)
Total	$ 17,780	$ 19,087	$ (2,590)	$ (2,166)

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets.

In 2023, the actuarial loss recognized in the pension benefit obligation was largely the combination of losses resulting from decreased discount rates, offset in part by higher asset gains. The actuarial gain recognized in the other postretirement benefit obligation was largely the combinations of gains due to a decrease in expected claims, offset in part by losses resulting from decreased discount rates. In 2022, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five years average of assets.

The pension plans all have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31, were as follows:

	2023	2022
	(In thousands)	
Projected benefit obligation	$ 33,380	$ 33,758
Accumulated benefit obligation	$ 33,380	$ 33,758
Fair value of plan assets	$ 30,187	$ 28,431

The components of net periodic benefit cost (credit), other than the service cost component, are included in other income (expense) on the Consolidated Statements of Operations. Prior service credit is amortized on a straight-

line basis over the average remaining service period of active participants. These components related to the Company's pension and other postretirement benefit plans for the years ended December 31, were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021
			(In thousands)			
Components of net periodic benefit cost (credit):						
Service cost	$ —	$ —	$ —	$ 361	$ 522	$ 567
Interest cost	1,633	1,127	1,053	721	514	492
Expected return on assets	(1,800)	(1,973)	(2,028)	11	(12)	(19)
Amortization of prior service credit	—	—	—	(79)	(79)	(79)
Amortization of actuarial gain (loss)	510	856	971	(175)	351	135
Net periodic benefit cost (credit)	343	10	(4)	839	1,296	1,096
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive loss:						
Net (gain) loss	(797)	1,155	(162)	(678)	(4,833)	(2,763)
Amortization of actuarial gain (loss)	(510)	(856)	(1,108)	175	(351)	(135)
Amortization of prior service credit	—	—	—	79	79	90
Total recognized in accumulated other comprehensive loss	(1,307)	299	(1,270)	(424)	(5,105)	(2,808)
Total recognized in net periodic benefit cost (credit) and accumulated other comprehensive loss	$ (964)	$ 309	$ (1,274)	$ 415	$ (3,809)	$ (1,712)

Weighted average assumptions used to determine benefit obligations at December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Discount rate	4.83%	5.06%	4.84%	5.07%
Expected return on plan assets	6.50%	6.50%	—%	6.00%
Rate of compensation increase	N/A	N/A	4.00%	3.00%

Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Discount rate	5.06%	2.62%	5.06%	2.69%
Expected return on plan assets	6.50%	6.00%	6.00%	5.50%
Rate of compensation increase	N/A	N/A	3.00%	3.00%

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2023, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31, were as follows:

	2023	2022
Health care trend rate assumed for next year	**7.5%**	7.5%
Health care cost trend rate – ultimate	**4.5%**	4.5%
Year in which ultimate trend rate achieved	**2034**	2033

The Company's other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums, which is updated annually on January 1.

The Company expects to contribute $912,000 and $700,000 to its defined benefit pension and postretirement benefit plans in 2024, respectively.

The following benefit payments, which reflect future service, as appropriate, at December 31, 2023, are as follows:

Years	Pension Benefits	Other Postretirement Benefits
	(In thousands)	
2024	$ 2,890	$ 695
2025	2,780	867
2026	2,740	1,053
2027	2,680	1,136
2028	2,620	1,235
2029-2033	12,200	6,507

Outside investment managers manage the Company's pension and postretirement assets. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's pension plans' assets are determined using the market approach.

The carrying value of the pension plans' Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs, including pricing from outside sources.

The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources, including pricing from outside sources. The estimated fair value of the pension plans' Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans' Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans' Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. The estimated fair value of the pension plans' Level 2 pooled separate accounts are determined using observable inputs in active markets or the net asset value of shares held at year end, or other observable inputs. Some of these securities are valued using pricing from outside sources.

All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of the Company's pension plans' assets by class were as follows:

	Fair Value Measurements at December 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 1,021	$ —	$ 1,021
Collective and mutual funds[a]	25,981	2,565	—	28,546
Investments measured at net asset value[b]	—	—	—	620
Total assets measured at fair value	$ 25,981	$ 3,586	$ —	$ 30,187

_____

(a) Collective and mutual funds invest approximately 33 percent in corporate bonds, 23 percent in U.S. Government securities, 15 percent in common stock of large-cap U.S. companies, 13 percent in other investments, 8 percent in common stock of international companies and 8 percent in cash and cash equivalents.

(b) In accordance with ASC 820 - *Fair Value, Measurements* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 859	$ —	$ 859
Equity securities:				
U.S. companies	777	—	—	777
International companies	—	49	—	49
Collective and mutual funds[a]	12,729	3,508	—	16,237
Corporate bonds	—	8,554	—	8,554
Municipal bonds	—	621	—	621
U.S. Government securities	320	92	—	412
Pooled separate accounts[b]	—	337	—	337
Investments measured at net asset value[c]	—	—	—	585
Total assets measured at fair value	$ 13,826	$ 14,020	$ —	$ 28,431

(a) Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies, 16 percent in common stock of international companies, 7 percent in cash and cash equivalents, 7 percent in U.S. Government securities and 17 percent in other investments.

(b) Pooled separate accounts are invested 100 percent in cash and cash equivalents.

(c) In accordance with ASC 820 - *Fair Value, Measurements* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

The estimated fair values of the Company's other postretirement benefit plans' assets are determined using the market approach.

The estimated fair value of the other postretirement benefit plans' Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources, including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

Due to the Separation, there are no assets in the postretirement benefit plans as of May 31, 2023.

The fair value of the Company's other postretirement benefit plans' assets (excluding cash) by asset class were as follows:

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance at December 31, 2022**
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ (17)	$ —	$ (17)
Equity securities:				
U.S. companies	(11)	—	—	(11)
Insurance contract*	—	(286)	—	(286)
Total assets measured at fair value	$ (11)	$ (303)	$ —	$ (314)

_____

* The insurance contract invests approximately 69 percent in corporate bonds, 14 percent in common stock of large-cap U.S. companies, 13 percent in U.S. government securities, and 4 percent in common stock of small-cap U.S. companies.

Nonqualified benefit plans

Prior to the Separation, the Company participated in unfunded, nonqualified defined benefit plans sponsored by MDU Resources. In connection with the Separation, the Company assumed all the obligations and liabilities of Knife River's employees in those plans, along with all MDU Resources employees that transferred to Knife River as a result of the Separation. Subsequent to the Separation, the unfunded, nonqualified defined benefit plans in which the Company participates are single employer plans for executive officers and certain key management employees. The plans generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, MDU Resources froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.

The projected benefit obligation and accumulated benefit obligation for the Company's participants in these plans at December 31, were as follows:

	2023	2022
	(In thousands)	
Projected benefit obligation	$ 15,873	$ 16,047
Accumulated benefit obligation	$ 15,873	$ 16,047

The components of net periodic benefit cost are included in other income (expense) on the Consolidated Statements of Operations. These components related to the Company's participation in the nonqualified defined benefit plans for the years ended December 31, were as follows:

	2023	2022	2021
	(In thousands)		
Components of net periodic benefit cost:			
Interest cost	$ 765	$ 460	$ 407
Recognized net actuarial loss	—	39	223
Net periodic benefit cost	$ 765	$ 499	$ 630

Weighted average assumptions used at December 31, were as follows:

	2023	2022
Benefit obligation discount rate	**4.74%**	4.97%
Benefit obligation rate of compensation increase	**N/A**	N/A
Net periodic benefit cost discount rate	**4.93%**	2.38%
Net periodic benefit cost rate of compensation increase	**N/A**	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2023 are expected to aggregate as follows:

	2024	2025	2026	2027	2028	2029-2033
			(In thousands)			
Nonqualified benefits	$ 1,620	$ 1,720	$ 1,700	$ 1,650	$ 1,690	$ 5,600

Prior to the Separation, the Company participated in nonqualified defined contribution plans for certain key management employees sponsored by MDU Resources. In connection with the Separation, the Company assumed all the obligations and liabilities of Knife River's employees in those plans, along with all MDU Resources' employees that transferred to Knife River as a result of the Separation. In 2020, the MDU Resources' plan was frozen to new participants and no new Company contributions were made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. MDU Resources adopted a new nonqualified defined contribution plan in 2020, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred by Knife River under these plans for 2023, 2022 and 2021 were $1.5 million, $1.2 million and $900,000, respectively.

The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31, was as follows:

	2023	2022
	(In thousands)	
Investments		
Insurance contract*	$ **24,896**	$ 20,083
Life insurance**	**7,175**	7,234
Other	**3,241**	2,448
Total investments	$ **35,312**	$ 29,765

_____
*   For more information on the insurance contract, see Note 7.
**   Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plans

Knife River sponsors a defined contribution plan in which the Company participates. The costs incurred by the Company under this plan for eligible employees were $31.1 million, $27.6 million and $26.6 million in 2023, 2022 and 2021, respectively.

Multiemployer plans

The Company contributes to a number of MEPPs under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company chooses to stop participating in some of its MEPPs, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2023, 2022 and 2021 is for the plan's year-end at December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the "red zone," or critical status, are generally less than 65 percent funded, plans in the "yellow zone," or endangered status, are between 65 percent and 80 percent funded, and plans in the "green zone," or healthy status, are at least 80 percent funded.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status 2023	Pension Protection Act Zone Status 2022	FIP/RP Status Pending/ Implemented	Contributions 2023	Contributions 2022	Contributions 2021	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
					(In thousands)				
Alaska Laborers Employer Retirement Fund	916028298 -001	Red as of 6/30/22	Red as of 6/30/21	Implemented	$ 887	$ 805	$ 737	No	12/31/2023 *
Minnesota Teamsters Construction Division Pension Fund	416187751 -001	Green	Green	No	418	644	713	No	4/30/2024
Pension Trust Fund for Operating Engineers	946090764 -001	Yellow	Yellow	Implemented	2,476	2,484	2,495	No	3/31/2026- 6/30/2026
Western Conference of Teamsters Pension Plan	916145047 -001	Green	Green	No	3,307	3,127	3,006	No	07/01/2023- 6/30/2026 *
Other funds					5,653	5,938	5,519		
Total contributions					$ 12,741	$ 12,998	$ 12,470		

---

* Plan includes contributions required by collective bargaining agreements which have expired but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31, of the Plan's Year-End)
DB Pension Plan of AGC-IUOE Local 701 Pension Trust Fund	2022 and 2021
Minnesota Teamsters Construction Division Pension Fund	2022 and 2021
Southwest Marine Pension Trust	2022 and 2021

The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company's total contributions to its multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $1.8 million, $1.8 million and $3.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 18 – Commitments and Contingencies

The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual and statutory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss, including, but not limited to, when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.

At December 31, 2023 and 2022, the Company accrued liabilities which have not been discounted, of $873,000 and $1.0 million, respectively. At December 31, 2023 and 2022, the Company also recorded corresponding insurance receivables of $42,000 and $325,000, respectively, related to the accrued liabilities. The accruals are for contingencies, including litigation and environmental matters. Most of these claims and lawsuits are covered by insurance, thus the Company's exposure is typically limited to its deductible amount. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company's financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred.

Environmental matters

Portland Harbor Site. In December 2000, Knife River - Northwest was named by the EPA as a PRP in connection with the cleanup of the riverbed site adjacent to a commercial property site acquired by Knife River - Northwest from Georgia-Pacific West, Inc. along the Willamette River. The riverbed site is part of the Portland, Oregon, Harbor Superfund Site where the EPA wants responsible parties to share in the costs of cleanup. The EPA entered into a consent order with certain other PRPs referred to as the Lower Willamette Group for a remedial investigation and feasibility study. The Lower Willamette Group has indicated that it incurred over $115 million in investigation related costs before it concluded its work and disbanded. Knife River - Northwest has joined with approximately 100 other PRPs, including the former Lower Willamette Group members, in a voluntary process to establish an allocation of costs for the site. Costs to be allocated would include costs incurred by the Lower Willamette Group as well as costs incurred by other participants to implement and fund remediation of the site.

In January 2017, the EPA issued a Record of Decision adopting a selected remedy which is expected to take 13 years to complete with a then estimated present value of approximately $1 billion. Corrective action will not be taken until remedial design/remedial action plans are approved by the EPA. In 2020, the EPA encouraged certain PRPs to enter into consent agreements to perform remedial design covering the entire site and proposed dividing the site into multiple subareas for remedial design. Certain PRPs executed consent agreements for remedial design work and certain others were issued unilateral administrative orders to perform design work. Knife River - Northwest is not subject to either a voluntary agreement or unilateral order to perform remedial design work. In February 2021, the EPA announced that 100 percent of the site's area requiring active cleanup are in the remedial design process. The remedial design work is ongoing and site-wide remediation activities are not expected to commence for a number of years.

Knife River - Northwest was also notified that the Portland Harbor Natural Resource Trustee Council intends to perform an injury assessment to natural resources resulting from the release of hazardous substances at the site. It is not possible to estimate the costs of natural resource damages until an assessment is completed and allocations are undertaken.

At this time, Knife River - Northwest does not believe it is a responsible party and has notified Georgia-Pacific West, Inc., that it intends to seek indemnity for liabilities incurred in relation to the above matters pursuant to the terms of their sale agreement.

The Company believes it is not probable that it will incur any material environmental remediation costs or damages in relation to the above referenced matter.

Purchase commitments

The Company has entered into various commitments, largely purchased cement, liquid asphalt, minimum royalties and fuel. The commitment terms vary in length, up to 25 years. The commitments under these contracts as of December 31, 2023, were:

	2024	2025	2026	2027	2028	Thereafter
	(In thousands)					
Purchase commitments	$ 59,211	$ 27,758	$ 27,342	$ 2,028	$ 1,542	$ 8,212

These commitments were not reflected in the Company's audited consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2023, 2022 and 2021 were $128.7 million, $167.6 million and $137.4 million, respectively.

Guarantees

Certain subsidiaries of the Company have outstanding guarantees to third parties where the Company has guaranteed their performance. These guarantees are related to contracts for contracting services and certain other guarantees. At December 31, 2023, the fixed maximum amounts guaranteed under these agreements aggregated $11.5 million, all of which have no scheduled maturity date. Certain of the guarantees also have no fixed maximum amounts specified. There were no amounts outstanding under the previously mentioned guarantees at December 31, 2023.

The Company has outstanding letters of credit to third parties related to insurance policies, reclamation obligations and other agreements. At December 31, 2023, the fixed maximum amounts guaranteed under these letters of credit aggregated to $21.0 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $20.7 million in 2024 and $300,000 in 2025. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2023.

In the normal course of business, the Company has surety bonds related to contracts for contracting services and reclamation obligations of its subsidiaries. In the event a subsidiary of the Company does not fulfill a bonded obligation, the Company would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, the Company will likely continue to enter into surety bonds for its subsidiaries in the future. At December 31, 2023, approximately $597.5 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Note 19 – Related-Party Transactions

Allocation of corporate expenses

Prior to the Separation, Centennial and MDU Resources provided expense allocations for corporate services provided to the Company, including costs related to senior management, legal, human resources, finance and accounting, treasury, information technology, and other shared services. Some of these services will continue to be provided by MDU Resources on a temporary basis under a transition services agreement. For the years ended December 31, 2023, 2022 and 2021, the Company was allocated $10.7 million, $18.0 million and $15.6 million, respectively, for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of total capital invested, the percent of total average commercial paper borrowings at Centennial or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received, including the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending, equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments, vouchers or unclaimed property reports; labor hours; time tracked; and projected workload.

Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a stand-alone public company for these periods. Actual costs that would have been incurred if the Company had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as selling and marketing, information technology and infrastructure. See Note 2 for further information.

Cash management and financing

Centennial had a central cash management and financing program in which the Company participated until the Separation. Through the use of these programs, Centennial was able to more effectively direct and manage the daily cash requirements and financing needs for each wholly owned subsidiary through the consolidation of all cash

activity at the Centennial level. As cash was received and disbursed by Centennial, it was accounted for by the Company through related-party receivables and payables. Until the Separation, the Company had related-party note agreements in place with Centennial for the financing of its capital needs. Post Separation, the Company has relied on its own credit. Interest expense in the Consolidated Statements of Operations reflects the allocation of interest on borrowing and funding related to these note agreements. The Company's cash that was not included in the central cash management program is classified as cash and cash equivalents on the Consolidated Balance Sheets. See Note 2 for further information.

Related-party notes payable

The related-party notes payable to Centennial at May 30, 2023, was $889.7 million. As part of the Separation, Centennial made an equity contribution to the Company to release the Company of its obligation related to the outstanding notes payable. Also as part of the Separation, the Company issued $425.0 million of 7.75 percent senior notes due May 1, 2031, a credit agreement consisting of a $275.0 million term loan and a $350.0 million revolving credit facility, of which $190.0 million was drawn down at the time of the Separation. On May 31, 2023, the Company paid a dividend of $825.0 million from these proceeds to Centennial, which Centennial used to repay a portion of the Company's outstanding indebtedness. These transactions resulted in the Company receiving a net equity contribution of $64.7 million and is included in "Net transfers from Centennial and MDU Resources including separation adjustments" in the Consolidated Statement of Equity. Refer to Note 8 for additional information on the debt facilities entered into in connection with the Separation. These borrowings have been included in both current and noncurrent liabilities in related-party notes payable in the Consolidated Balance Sheets. Intercompany short-term and long-term borrowing arrangements at December 31, 2022 was as follows:

	Weighted average Interest rate at December 31, 2022	2022
		(In thousands)
Centennial term loan agreements with maturities ranging from March 17, 2023 to December 18, 2023	5.44%	$ 208,000
Centennial senior notes with maturities ranging from June 27, 2023 to April 4, 2034	4.34%	410,000
Borrowing arrangements under Centennial commercial paper program, supported by Centennial's credit agreements	5.27%	66,449
Total long-term related-party notes payable		684,449
Less: current maturities		238,000
Net long-term related-party notes payable		$ 446,449

Transition services agreements

As part of the Separation, MDU Resources is providing transition services to the Company and the Company is providing transition services to MDU Resources in accordance with the Transition Services Agreement entered into on May 30, 2023. For the year December 31, 2023, the Company paid $3.0 million related to these activities, which was reflected in selling, general and administrative expenses on the Consolidated Statements of Operations. For the year ended December 31, 2023, the Company received $824,000 related to these activities, which was reflected in other income (expense) on the Consolidated Statements of Operations. The majority of the transition services are expected to be completed over a period of one year, but no longer than two years after the Separation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this Annual Report, such controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for new public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm due to a transition period established by the rules of the SEC for new public companies.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table includes information as of December 31, 2023, with respect to the Company's equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders (1)	221,217 (2)	— (3)	2,212,633 (4)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	221,217	—	2,212,633

(1) Consists of the Knife River Long-Term Performance-Based Incentive Plan, as discussed in Item 8 - Note 12.
(2) Consists of restricted stock units.
(3) No weighted average exercise price is shown for the restricted stock awards because such awards have no exercise price.
(4) This amount includes 2,433,850 shares available for future issuance under the Long-Term Performance-Based Incentive Plan in connection with grants of restricted stock, or other equity-based awards.

The remaining information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the Company's Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A. The following documents are filed as part of this Annual Report:

1. **Financial Statements**

Reference is made to the Index to Financial Statements under Item 8 in Part II hereof, where these documents are listed.

2. **Schedules**

All schedules are omitted because they are not required or not applicable, or the information is shown in the financial statements or the notes to audited consolidated financial statements.

3. **Exhibits**

The Exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of, or furnished with, this Annual Report.

EXHIBIT INDEX

				Incorporated by Reference (Unless Otherwise Indicated)			
Exhibit Number	Exhibit Description	Filed Herewith	Furnished Herewith	Form	File Number	Exhibit	Filing Date
2.1*	Separation and Distribution Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.			8-K	001-41642	2.1	June 1, 2023
3.1	Amended and Restated Certificate of Incorporation of Knife River Corporation.			8-K	001-41642	3.1	June 1, 2023
3.2	Amended and Restated Bylaws of Knife River Corporation.			8-K	001-41642	3.2	June 1, 2023
4.1	Indenture, dated as of April 25, 2023, by and among Knife River Corporation and U.S. Bank Trust Company, National Association.			10-12B/A	001-4162	4.2	April 28, 2023
4.2	Supplemental Indenture, dated as of May 31, 2023, by and among the parties that are signatories thereto as Guarantors, Knife River Corporation and U.S. Bank Trust Company, National Association.			8-K	001-41642	4.2	June 1, 2023
4.3	Knife River Corporation Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934.	X					
10.1**	Transition Services Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.			8-K	001-41642	10.1	June 1, 2023
10.2	Tax Matters Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.			8-K	001-41642	10.2	June 1, 2023
10.3	Employee Matters Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.			8-K	001-41642	10.3	June 1, 2023
10.4**	Credit Agreement, dated as of May 31, 2023, by and among Knife River Corporation, JPMorgan Chase Bank, N.A. and Lenders and L/C Issuers party thereto.			8-K	001-41642	10.4	June 1, 2023
10.5+	Knife River Corporation Long Term Performance-Based Incentive Plan.			8-K	001-41642	10.5	June 1, 2023
10.6+	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, effective July 12, 2023.			10-Q	001-41642	10(a)	November 6, 2023
10.7+	Form of Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 22, 2024.	X					
10.8+	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 22, 2024.	X					
10.9+	Knife River Corporation Executive Incentive Compensation Plan, including Rules and Regulations.			8-K	001-41642	10.6	June 1, 2023
10.10+	Knife River Corporation Deferred Compensation Plan-Plan Document and Adoption Agreement.			8-K	001-41642	10.7	June 1, 2023
10.11+	Knife River Corporation Supplemental Income Security Plan.			8-K	001-41642	10.8	June 1, 2023
10.12+	Knife River Corporation Nonqualified Defined Contribution Plan.			8-K	001-41642	10.9	June 1, 2023
10.13+	Knife River Corporation Director Compensation Policy.			8-K	001-41642	10.10	June 1, 2023
10.14+	Knife River Corporation Deferred Compensation Plan for Directors.			8-K	001-41642	10.11	June 1, 2023
10.15+	Knife River Corporation, 401(k) Retirement Plan, effective May 1, 2023.			10-Q	001-41642	10(l)	August 8, 2023

				Incorporated by Reference (Unless Otherwise Indicated)			
Exhibit Number	Exhibit Description	Filed Herewith	Furnished Herewith	Form	File Number	Exhibit	Filing Date
10.16+	Knife River Corporation, 401(k) Retirement Plan, as amended January 1, 2024.	X					
10.17+	Form of Knife River Corporation Director and/or Executive Officer Indemnification Agreement.			10-12B/A	001-41642	10.16	April 28, 2023
10.18+	Promotion Letter with Nathan Ring dated as of March 15, 2023.			10-12B/A	001-41642	10.9	April 28, 2023
10.19+	Promotion Letter with Nancy Christenson dated as of March 15, 2023.			10-12B/A	001-41642	10.12	April 28, 2023
10.20+	Promotion Letter with Karl Liepitz dated as of March 15, 2023.			10-12B/A	001-41642	10.13	April 28, 2023
10.21+	Promotion Letter with Trevor Hastings dated as of March 15, 2023.			10-12B/A	001-41642	10.14	April 28, 2023
10.22+	Promotion Letter with Brian R. Gray dated as of March 27, 2023.			10-12B/A	001-41642	10.15	April 28, 2023
21.1	List of Subsidiaries of Knife River Corporation.	X					
23.1	Consent of Deloitte & Touche LLP.	X					
31.1	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31.2	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X				
95	Mine Safety Disclosures	X					
97+	Knife River Corporation Incentive Compensation Recovery Policy	X					
101	The following financial information formatted in Inline XBRL:	X					
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X					
101.SCH	XBRL Taxonomy Extension Schema Document	X					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).	X					

+ Management contract, compensatory plan or arrangement.

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

** Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knife River Corporation

Date: February 27, 2024   By: /s/ Brian R. Gray

Brian R. Gray
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Brian R. Gray Brian R. Gray (President and Chief Executive Officer)	Chief Executive Officer and Director	February 27, 2024
/s/ Nathan W. Ring Nathan W. Ring (Vice President and Chief Financial Officer)	Chief Financial Officer	February 27, 2024
/s/ Marney L. Kadrmas Marney L. Kadrmas (Chief Accounting Officer)	Chief Accounting Officer	February 27, 2024
/s/ Karen B. Fagg Karen B. Fagg (Chair of the Board)	Director	February 27, 2024
/s/ Thomas Everist Thomas Everist	Director	February 27, 2024
/s/ German Carmona Alvarez German Carmona Alvarez	Director	February 27, 2024
/s/ Patricia L. Moss Patricia L. Moss	Director	February 27, 2024
/s/ William Sandbrook William Sandbrook	Director	February 27, 2024

SHAREHOLDERS INFORMATION

CORPORATE HEADQUARTERS
Address:
1150 W. Century Ave.
Bismarck, ND 58503

Mailing Address:
P.O. Box 5568
Bismarck, ND 58506-5568

Telephone:
701-530-1400

Web:
www.kniferiver.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

COMMON STOCK
Knife River's common stock is listed on the New York Stock Exchange under the symbol KNF. The stock began trading on the NYSE in 2023 and is a member of the Standard & Poor's MidCap 400 index. Average daily trading volume in 2023 was 672,189 shares.

ANNUAL MEETING
The Annual Meeting will be held virtually at 10 a.m. CDT on May 14, 2024. Virtual location: www.virtualshareholdermeeting.com/KNF2024.

SHAREOWNER SERVICE PLUS PLAN
The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of Knife River's common stock without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, LLC, transfer agent and registrar for Knife River. For more information, contact Equiniti Trust Company, LLC at 877-778-6783 or visit www.shareowneronline.com.

SHAREHOLDER INFORMATION AND INQUIRIES
Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.kniferiver.com and www.investors.kniferiver.com.

SHAREHOLDER AND ANALYST CONTACT
Zane Karimi
Telephone: 855-563-6878
Email: Investor@kniferiver.com

TRANSFER AGENT AND REGISTRAR FOR ALL CLASSES OF STOCK
Equiniti Trust Company, LLC
Stock Transfer Department
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 877-778-6783
www.shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.



www.kniferiver.com